Form 20-F
period 2006-12-31
POLY-PACIFIC INTERNATIONAL INC.
filed 2007-07-23
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2006
Commission File Number: 000-51180

Poly-Pacific International Inc.
 (Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

4287B Dawson Street
Burnaby, BC
V5C 4B3
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common  shares, no par value
(Title of Class)

Preferred  shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report:
25,237,740 Common Shares and 0 (zero) Preferred Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☐   No:   ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:  ☒  Item 18:   ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1--Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	7

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1--Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	9
D. Risk Factors	9

ITEM 4. INFORMATION ON THE COMPANY	12
A. History and Development of the Company	12
B. Business Overview	14
PLASTIC BLASTING MEDIA	15
Plastic Media Development and Testing	15
MultiCut Blasting Media	15
Lease and Recycle Blasting Media	16
Raw Materials Supply	16
Competition in the Blasting Media Industry	16
RECYCLED PLASTIC LUMBER	18
Entry to the Business	18
Recycled Plastic Lumber Development and Testing	18
Recycled Plastic Lumber Products	18
Markets and Marketing	18
Manufacturing	19
Raw Materials Supply	19
Competition in the Recycled Plastic Lumber Industry
Competition with Wood Lumber
Governmental Regulations	20
General Applicability	20
Our Operations	20

GENERAL COMPANY INFORMATION	22
Warranties	22
Customer Dependence	22
Seasonality	22
Property, Plants and Equipment	23
Planned Expansion Development

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
Company's Critical Accounting Policies
A. Operating Results	25
Table 5.1--Summary of Operations for the Blasting Media	31
Table 5.2--Summary of Operations for the Plastic Lumber	31
B. Liquidity and Capital Resources	32
C. Research and Development, Patents and Licenses	37
D. Trend Information	38
E. Off Balance Sheet Arrangements	38
F. Tabular Disclosure of Contractual Obligations	38

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
A. Directors and Senior Management	38
B. Compensation	40
C. Board Practices	40
D. Employees	44
E. Share Ownership	45

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
A. Major Shareholders	46
B. Related Party Transactions	46
C. Interests of Experts and Counsel	46

ITEM 8. FINANCIAL INFORMATION	47
A. Consolidated Financial Statements and Other Financial Information	47
Consolidated Financial Statements for December 31, 2004, 2003 and 2002	48
B. Significant Changes	82

ITEM 9. THE OFFER AND LISTING	83
Table 9.1--History on TSX Venture Exchange (in Canadian Dollars)	83

ITEM 10. ADDITIONAL INFORMATION	84
A. Share Capital	84
Common Shares	84
Preferred Shares	84
Share Capital Changes	87
B. Memorandum and Articles of Association	89
C. Material Contracts	91
D. Exchange Controls	92
E. Taxation	93
F. Dividend and Paying Agents	97
G. Statement by Experts	97
H. Documents on Display	97
I. Subsidiary Information	97

EXPLANATORY NOTE REGARDING FORM 20-F

This Form 20-F is filed for the years ended December 31, 2006, 2005, and 2004.

GENERAL

Unless the context otherwise requires, the "Registrant" means Poly-Pacific International Inc. and the "Company" means the Registrant.

The Registrant uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references in this document to "dollars" or "$" are expressed in Canadian dollars. Also, see Item 3 "Key Information" Table 3.2 for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Report that are not historical facts, including, statements made in the sections entitled Item 3-"Key Information," Item 4-"Information on the Company," “New Opportunities/Direction for the Company,” and Item 5-"Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 5-"Operating and Financial Review and Prospects."

The forward looking statements contained herein are based on the Company's assumptions regarding world economic and market conditions the price and supply of raw materials. Among the factors that have a direct bearing on the Company's future results of operations and financial conditions are the successful development of the Company's projects and a change in government regulations, leverage and debt service, competition, cost of certain raw materials, currency fluctuations and restrictions, technological changes, and other factors discussed herein. The Company's actual results of operations may vary significantly from the performance projected in the forward looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Table 1.1—Company Directors and Officers

Name	Position	Business Address
Randy Hayward	President, Acting Chief Executive Officer and Acting Chief Financial Officer and Director	4287 B Dawson Street Burnaby, British Columbia V5C 453
Richard Oravec	Director	New York, New York, USA
David Tam	Director, Secretary and Canadian Counsel	1500 Manulife Place 10180 - 101 Street Edmonton, Alberta T5J 4K1
Mike Duff	Director	2380 Commerce Place 10155 – 102 Street Edmonton, Alberta T5J 4G8
Edward Chambers	Director	2835 Lansdowne Road Victoria, British Columbia V3R 3P8

B. Advisers

In California, the Company banks with East West Bank at 23670 Hawthorn Blvd., Torrence, CA 90505   The telephone number for East West Bank is 310-791-2800 and the contact person is Allen Huang. In Alberta, the Company banks with the Bank of Nova Scotia (ScotiaBank) at 11508 Jasper Avenue, Edmonton, Alberta T5K 0M8. The telephone number for the ScotiaBank is 780-448-7930 and the contact person is Angela Yuen.  The Company’s Canadian corporate legal advisor is David Tam who is a partner in Parlee McLaws LLP. The address for Parlee McLaws is 1500 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 4K1. The telephone number for David Tam is 780-423-8662.

C. Auditors

The Company’s auditor is Collins Barrow Edmonton LLP, Chartered Accountants, 1550, 10250 – 101 Street, Edmonton, Alberta, Canada T5J 3P4, telephone 780-428-1522.  The audit contact partner is Samuel C. H. Yeung, C.A., C.F.A and Joseph Man, C.A.

Collins Barrow Edmonton LLP has memberships in the Canadian Public Accounting Board (CPAB), Canadian Institute of Chartered Accountants (CICA) and Institute of Chartered Accountants of Alberta (ICAA); and is registered with the Public Company Accounting Oversight Board (PCAOB).

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for fiscal years ended December 31 have been audited by Collins Barrow Edmonton LLP, Chartered Accountants. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for the years ended December 31, 2006 and 2005 included elsewhere in the Exhibits to this Report.

Our financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) pursuant to generally accepted accounting principles (GAAP) in the United States.

All amounts are shown in Canadian dollars, unless otherwise specified.

Table 3.1—Summary of Financial Statements in United States GAAP

Summary of annual financial statements for the prior five years are presented in this table. All amounts are shown in Canadian dollars and prepared in accordance with U.S. GAAP.  The summaries for 2006, 2005, 2004, 2003 and 2002 are taken from the audited financial statements included elsewhere in this report.  The summary of 2001 is taken from financial statements that were previously audited in accordance with Canadian GAAP with unaudited adjustments made to convert the summaries to U.S. GAAP reporting requirements.

Poly-Pacific International Inc.
	Year ended 31/12/2006	Year ended 31/12/2005	Year ended 31/12/2004	Year ended 31/12/2003	Year ended 31/12/2002
Total Consolidated Revenues	1,470,357	3,052,716	3,819,057	4,242,326	3,719,163
Total Operating Expenses	2,281,996	3,052,716	4,041,414	4554,582	4,753,279
Income tax expense (recovery)	---	174,750	19,392	(154,134)	(167,844)
Net Loss	(1,970,479)	(1,161,662)	(241,749)	(158,122)	(866,272)
Discount on Redemption of Preferred Shares		--	--	613,806	--
Net Income (Loss) available to Common Shareholders	(1,970,479)	(1,161,662)	(241,749)	455,684	(866,272)
Net Income (Loss) per share	(0.086)	(0.09)	(0.03)	0.05	(0.09)
Diluted Earnings (Loss) per share	(0.086)	(0.09)	(0.03)	0.04	(0.09)

Total Assets	1,313,837	2,111,503	3,628,977	3,911,897	5,243,404
Long term obligations	2,045,778	--	137,820	1,785,766	187,260
Additional Paid in Capital	778,796	731,170	697,474	672,202	58,396
Accumulated Comprehensive Income	53,195	53,195	53,195	53,195	53,195
Common Shares Capital	2,467,602	1,998,538	865,584	865,584	865,584
Preferred Shares Capital	---	--	--	--	2,967,036
Accumulated Deficit	(4,031,534)	(2,061,055)	(899,393)	(657,644)	(499,522)
Total Shareholders Equity	(731,941)	721,848	716,860	933,337	3,444,689

Common Shares outstanding	25,237,740	18,885,456	9,361,624	9,361,624	9,361,624
Weighted Average – Diluted Shares	22,817,241	12,536,235	9,361,624	12,031,813	9,361,624

Table 3.2--Effects of Currency Translation and Conversion

The following tables set forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at each of the periods indicated; (ii) the average exchange rates in effect on the last day of each period; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York; (iv) annual prices based for the period January 1 to December 31 yearly; and (v) monthly prices based for the first to last reported day each month for the most recent six months, and quoted in U.S. dollars.

Annual Periods	2006	2005	2004	2003	2002
Rate at end of period	0.8671	0.8576	0.8310	0.7738	0.6329
Average rate during period	0.8700	0.8253	0.7696	0.7159	0.6294
High Rate	0.8629	0.8672	0.8493	0.7738	0.6619
Low Rate	0.8700	0.7853	0.7158	0.6349	0.6200

Monthly Periods	May/07	Apr/07	Mar/07	Feb/07	Jan/07	Dec/06
Rate at end of period	0.8816	0.8816	0.8556	0.8541	0.8505	0.8671
Average rate during period	0.9100	0.8800	0.8600	0.8500	0.8500	0.8700
High Rate	0.9106	0.8794	0.8540	0.8521	0.8482	0.8629
Low Rate	0.9150	0.8834	0.8576	0.8559	0.8523	0.8700

On June 20, 2007, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $.9410 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Capitalization of Poly-Pacific International Inc. in Canadian Dollars
Description	Authorized	Balance at December 31, 2006
Bank Line of Credit	$500,000. USD	$584,941
Equipment Loan	N/A	$154,281.
Debentures	N/A	$102,000
Common Shares	Unlimited (25,237,740 issued and outstanding as of December 31, 2006)	$2,467,602

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on the Company's business development, or constitute risk factors in respect of the Company's financial performance.

Inability to obtain our raw materials at commercially reasonable terms, our earnings may be reduced which could result in a decrease in our shares price.

The availability of low-cost raw materials, namely post-consumer and industrial plastic waste products, is a material factor in our costs of operations. The unavailability, scarcity, or increased cost of these raw materials could affect our profitability. We purchase most of our raw materials through generators of post-consumer and industrial recycled plastic materials. Disruption of our supply sources could reduce our earnings and result in a decrease in our shares price.

Because the industries in which we operate are subject to extensive regulation, the cost of complying with those regulations, or the liability for not complying, could become substantial which could reduce our revenues and result in a decrease in our shares price.

Our business is subject to extensive laws and regulations designed to protect the environment from toxic wastes and hazardous substances or emissions and to provide a safe workplace for employees. Under current U.S. federal regulations, the Resource Conservation & Recovery Act, and Comprehensive Environmental Responsibility, Compensation, and Liability Act, the generator of toxic or hazardous waste is financially and legally responsible for that waste forever, and is strictly liable for the clean up and disposal costs. Canada has similar laws and regulations.  We estimate that the Company has spent over $500,000 for materials and products testing, applications for environmental approvals, and related matters over the past eight years.  We believe we are either in material compliance with all currently applicable laws and regulations or that we are operating in accordance with appropriate variances or similar arrangements, but we cannot be sure that we will always be deemed in compliance, nor can we be sure that compliance with current laws and regulations will not require significant capital expenditures that could have a material adverse effect on our operations. These laws and regulations are subject to change and could become more stringent in the future. Although state and federal legislation currently provides for procurement preferences for recycled materials, the preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. The guidelines for recycled plastic building materials may not be released or, if released, the product performance standards required by those guidelines may be incompatible with our manufacturing capabilities. It may be necessary to expend considerable time, effort and money to keep our existing or acquired facilities in compliance with applicable environmental, zoning, health, and safety regulations as to which there may not be adequate insurance coverage. In addition, due to the possibility of unanticipated factual or regulatory developments, the amounts and timing of future environmental expenditures and compliance could vary substantially from those currently anticipated..

We are authorized to issue preferred shares which, if issued, may reduce the price of the common shares.

Although no preferred shares are currently issued and outstanding, our directors are authorized by our Articles of Incorporation, as amended, to issue preferred shares in series without the consent of our shareholders. Our preferred shares, if and when issued, may rank senior to common shares with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. The issuance of preferred shares in series and the preferences given the preferred shares must be made by a Resolution of Directors, but do not need the approval of our shareholders. The existence of rights, which are senior to common shares, may reduce the price of our common shares.

Because we do not have a compensation committee, shareholders will have to rely on the entire board of directors, two members of which are not independent, to perform this function.

We do not have a compensation committee comprised of independent directors.  Indeed, we do not have a compensation committee.  This function is performed by the board of directors as a whole in respect of compensation of officers of the corporation.  Mr. Randy Hayward, President, and Mr. David Tam, Secretary and Corporate Counsel, as members of the board of directors are not independent directors.  The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors in respect of that officer’s compensation.  Thus, there is a potential conflict in that board members who are not independent may participate in discussions concerning management compensation other than their compensation and other issues that may affect management decisions.

Penny Stocks.

Because our common shares are a penny stock, trading in the common shares involves increased risks concerning price fluctuation, additional disclosure requirements and a lack of a liquid market.

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00.  Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market.  These additional sales practice and disclosure requirements could impede the sale of our securities.  This lower trading volume can cause price fluctuations.  In addition, the liquidity for our securities will be decreased, with a corresponding decrease in the price of our securities.  Accordingly, our shareholders will, in all likelihood, find it difficult more to sell their securities.

Because a portion of convertible debentures issued in 2003 remains outstanding as at the date of this  report, there is a potential for some dilution in share values.

The holders of the $102,000 in convertible debentures outstanding as at the date of this  report might decide to act on the conversion if the common shares value rises above the conversion price.  If this event was to occur it would have the effect of diluting the earnings per share by about 0.2% which could decrease the value of the Company’s common shares.

Because a substantial portion of the Company’s revenues are derived in U.S. Dollars rather than Canadian dollars, changes in the exchange rate can result in substantial foreign exchange losses and result in a decrease in the price of our shares.

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars.  This results in a financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies.  The primary currency exchange rate that impacts on the Company’s revenues and expenditures is the one for the Canadian dollar relative to the United States dollar.  Any significant increase in the value of the Canadian dollar relative to the United States dollar will result in a material foreign exchange loss which could decrease the value of the Company’s common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Poly-Pacific International Inc. is an Alberta Canada corporation number 20671721, which was registered on October 25, 1995 with the purpose of forming a Junior Capital Pool.  The initial public offer raised $300,000 in equity capital upon closing on January 22, 1996.  Our common shares currently trade~~s~~ only in Canada on the TSX Venture Exchange, symbol PMB. The Junior Capital Pool acquired the business of Poly-Pacific Inc., a privately held company that began operations in 1989, through an exchange of shares that brought in the $500,000 previously raised through private placements.

In 1989 the predecessor company, Poly-Pacific Inc., a plastics injection molder, had initiated research to develop plastic blasting media from the scrap by products of its production operations.  The intent was to reduce the quantities of scrap being buried in landfills, and to create products suitable to US Military needs for stripping paint from aircraft.  The research resulted in the development of MultiCut plastic blasting media that is made from scrap thermoset plastics and scrap acrylic thermoplastics.  By 1995 the processes were refined to produce consistent quality products meeting US Military specifications as well as those of the defense industries in Canada and the U.K.  The media business was vended into Poly-Pacific International Inc. in 1996.

At the urging of the US military, in 1996 the plastic blasting media industry began moving away from simply selling the media by adding a service to take back the used media and recycle it into other products, saving the customers from having to find alternate means of disposal.  Through research in conjunction with the Alberta Research Council, the Company developed a process for incorporating spent media into recycled plastic lumber in a manner that satisfied regulatory control needs of government environmental departments and protection agencies.   The Company proceeded to acquire the equipment for producing recycled plastic lumber as a second product line to be marketed throughout Canada and the USA.  A wholly owned subsidiary, Everwood Agricultural Products International Inc., an Ontario, Canada corporation number 1308111, was formed on July 29, 1998 upon the purchase of the assets of Everwood Agricultural Products Inc.

The plastic blasting media contracts, whether for provision of product only or for lease and recycle sales, are issued on the same product performance and delivery terms for both commercial and government customers.  However, many of the commercial customer contract can be for one year or less, with some being for up to three years, while the US Military contracts are for five-year terms with agreed prices for each year.

The proprietary technology processes and the equipment used to manufacture both product lines have been further improved over the years.  The Company developed a continuous line process for producing MultiCut plastic blasting media to specified sizes.  Then, when the events of 9/11 resulted in more pressure for the military to buy primarily from US Small Business, the Company determined that it was advisable to relocate the media manufacturing to its second wholly owned subsidiary, Poly-Pacific Technologies Inc., a California corporation number C2045209, that was formed on June 24, 1999.  The new media line was installed and perfected at a leased plant facility in Ontario, California in 2002, and it became the primary facility for manufacturing and operations.  In October 2003 the Company added equipment to produce dimensional recycled plastic lumber at this plant.

Stock listing Information:

As discussed above, Poly-Pacific International Inc. is a junior industrial company that was first listed in Canada in 1995 and trades as a Tier 1 company on the TSX Canadian Venture Exchange (TSX-V:PMB).  Poly-Pacific was also listed on the USA on December 30, 2005, on the NASDAQ Over The Counter Bulletin Board (OTCBB: PLYPF), on the German Stock Exchange in January 2007 (POZ), and the Berlin Stock Exchange (AOLGDN) also in January 2007.

The address of our principal executive offices is 4287B Dawson Street; Burnaby, BC; V5C 4B3 Telephone:  (604) 263-8885.   The name and address of our registered agent in Canada is:  Parlee McLaws LLP, 1500 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 4K1.

Discontinued Operations

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to mange costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario

Variable interest entity (Polyran Reclamation Inc.):

PolyRan Reclamation Inc (“PolyRan”) was incorporated under the laws of Alberta on September 11, 2006.   PolyRan was founded with an intention to participate in a joint venture with Poly Pacific International Inc (“Poly-Pacific” or the “Company”).  Poly-Pacific was pursuing a nylon reclamation project near Kingston Ontario, and required assistance with respect to financing.  An agreement was reached between the companies whereby PolyRan would receive a 30 % financial interest in the Ontario named McAdoo landfill site, for providing financial and technical contributions to the Company.

B. Business Overview

Poly-Pacific Technologies Inc. is a California based manufacturer of plastic blasting media.  Plastic blasting media products are used to strip paint and other coatings from aluminum, fiberglass and other similar materials, reducing the use of toxic and hazardous chemical strippers.  Our plastic blasting media is made from scrap thermoset plastics and scrap acrylic thermoplastics, which have been used to make products such as electrical switches and fittings, dice and game pieces, dinner ware, display signs, airplane windows, and automotive parts.

Our California subsidiary also makes recycled plastic lumber from spent blasting media and post consumer plastics using the process that was developed for our subsidiary in Canada.

Everwood Agricultural Products International Inc, prior to discontinuing the operations on December 31, 2006, was a manufacturer of recycled plastic lumber that is made from spent plastic blasting media taken back from blasting media customers, in combination with recyclable post consumer plastics.  The recycled plastic lumber products made were beams and fence posts that were sold to the agricultural industries.

Since inception, our initial focus has been on MultiCut plastic blasting media and developing the technology to provide these products to military, commercial and industrial customers.  Poly-Pacific entered the development of processes for recycled plastic lumber as the means to take back spent blasting media from its customers and recycle it.

We first obtained an International Standards Organization, or ISO, certification in 1997, and are now ISO 9001:2000 certified for the production of MultiCut plastic blasting media. The ISO certification provides assurances to commercial customers in the USA, Canada and overseas that the products are made with strict adherence to international quality standards that determine how the products will perform.  This certification has only been sought for, and applied to, the plastic blasting media because it is used in servicing and manufacturing operations where the users want advance assurance that it will meet their specifications and perform as expected.  Subsequent to the fiscal year end, the Company did not renew their ISO 9001:2000 registration, as such, voluntarily de-registered from this program.

The most substantial proportion of our products, an average of 80% during the past five years, is sold in the USA.  A further 10% of our revenues are earned in Canada, with a similar proportion being realized from international export sales.

The Company is not dependent on patents or special licensing for the manufacturing and distribution of either the MultiCut plastic blasting media or the recycled plastic lumber products.  The equipment used in all of its production processes is generally available and is used by various manufacturers to produce different types of products.  The uniqueness of the Company’s products and their quality and performance characteristics is established through the closely held, proprietary technology that the Company has developed to modify the equipment to meet its specific product needs.  The proprietary technology is protected by strict confidentiality agreements that must be signed by all employees and agents of the Company, as well as any suppliers, customers, inspectors or visitors who are granted access to the production facilities for any reason whatsoever.

The Company relies upon product testing and periodic submissions to approving authorities to ensure that both of its product lines meet required standards.  This includes periodic performance testing to ensure that specific MultiCut media products meet the US Military standards, as well as testing on request to ensure that the recycling processes and products continue to meet all environmental protection agency requirements.  The Company’s manufacturing facilities are also subject to compliance inspections by governmental approving authorities at any time.  Since inception all such testing, inspection and other requirements for the Company have not only been met but have exceeded legal expectations continuously.

PLASTIC BLASTING MEDIA

Plastic Media Development and Testing

The predecessor company, Poly-Pacific Inc., began its plastic media product research in 1989, recognizing that special equipment had to be created to get consistent results.  From 1989 through 1992, the company undertook a joint venture project with the Alberta Research Council (ARC) to explore alternative materials and processes for creating contaminant-free products.  Research with scrap thermoset plastics determined which equipment was best to create the sizes and shapes needed for MultiCut media, and revealed how contaminants could be isolated to develop cleaning process that could extract virtually all foreign matter from the scrap plastics and the products.

From 1992 through 1995, when it was possible to produce a clean product, Poly-Pacific continued joint-venture research with the ARC, and with Canadian federal government funding assistance, to ensure the processes could consistently produce products meeting customer specifications.  Sizing distribution controls were established to maintain stripping capability.  Trials were conducted to formulate media with an acceptable breakdown rate.  Then, when physical traits were under control, extensive trials were conducted with the company’s initial customers to create a process that, by February 1995, enabled production of products that consistently meet customer specifications.

After Poly-Pacific International Inc. acquired the equipment and technology for the MultiCut plastic blasting media in 1996, research was continued to develop testing methodologies for quality controls to ensure production of on-specification media.  In addition, extensive testing of product material characteristics and performance is conducted at regular intervals by an independent laboratory recommended by the US Military, in order to ensure that specific MultiCut media products continue to meet their high standards.

MultiCut Blasting Media

This initial business established by Poly-Pacific starts with the purchase of scrap plastics for blasting media production; urea and melamine used to make products such as electric light switches and fittings, dice and other game pieces, and plates and other dishes primarily from China, and acrylic, used to make products such as such as signs, airplane windshields, and window and door panels, primarily from the USA.  These plastics are shaped, finished and packaged as MultiCut plastic blasting media.

The primary markets for plastic blasting media include the aviation, marine, automotive, other ground transport, petrochemical and equipment repair and servicing industries, and manufacturers of electronic, computer and other products that require cleaning or polishing before packaging.  Poly-Pacific sells product in all of these industries.  The initial users of plastic blasting  media were those wanting a replacement for chemical strippers, but further uses of this blasting media have been to replace silica sand, CO2 cold jet, high pressure water jet, and other types of blasting beads.  Based upon our experience in the industry, we believe that plastic blasting media has made advances because of the relative ease with which it can be contained and cleaned up compared to other types of blasting media such as sand, steel pellets and other heavy media particles.  This is because blasting with plastic media can be done in enclosed chambers or blasting rooms where the used media can be conveyed by vacuum suction into cyclonic containers to extract the microscopic paint and other particles so the plastic media can be returned to the blasting process for reuse.  Through this process, after repeated usages when the plastic media has broken down into fine particles, the spent media with its particles of paint and other coatings is collected for recycling and no further cleanup is needed.

Lease and Recycle Blasting Media

The lease and recycle business requires the supplier to take back the blasting media after use (when it is “spent”) for recycling.  After use, the products sold on the lease and recycle basis by Poly-Pacific are taken back and incorporated as an ingredient for the recycled plastic lumber manufactured at the plants in Canada and California.  The spent media provides added strength and rigidity, reduces the amount of dyes needed for uniform color, and acts as a necessary blowing or foaming agent for creating bubbles in the core of each plastic lumber piece.  It is the honeycombed core that makes it possible to use standard nails, screws and staples when attaching fencing or other materials to the recycled plastic lumber.

Poly-Pacific sells about 45% of its plastic blasting media on a lease and recycle basis, and the resulting recycled spent media accounts for an average of 15% of the weight for the recycled plastic lumber.

Raw Materials Supply

Raw materials are readily available world wide in the form of rejected plastic products or parts and scrap generated from high volume plastics manufacturing plants.  Therefore, the Company is not dependent upon any particular suppliers of raw materials.  We obtain our plastics feedstock for the blasting media from several sources.  The scrap urea and scrap melamine is purchased in China from several large brokers there who collect the materials from a very large number of manufacturing operations.  For these plastics Poly-Pacific requires two to three containers per month, which means we have good availability of these products as our requirements constitute a small proportion of the 55 to 65 containers of these materials exported from China monthly.  In addition, we have used suppliers in the USA, Canada and Europe for shorter delivery lead times when needed.  The scrap acrylic plastics are purchased primarily from suppliers in the southern USA who collect materials from manufacturing plants on both sides of the USA/Mexico border.  We have used these raw material supply sources for over eight years now, and believe they are dependable and adequate for long term media requirements. For the media production we generally maintain a raw material inventory sufficient to supply our manufacturing requirements for one to two months, and the prices are not volatile since they are normally only subject to change with general world wide economic shifts.

Competition in the Blasting Media Industry

The blasting media markets are held by a small number of companies.  The three largest competitors are US Technology Corporation (about 20 million pounds) in Canton, Ohio, Maxiblast Inc. (about 10 million pounds) in Indiana and Composition Materials Co. Inc. (about 6 million pounds) in Fairfield, Connecticut.  There are three other smaller competitors of comparable size to us, Solidstrip Composite Leasing Corporation, Pattern Plastics and Opti-Blast Inc. (each producing from 1 to 4 million pounds).

The three largest competitors were the first companies to develop plastic blasting media, and began as divisions of much larger, conglomerate corporations.   The sizes of the parent corporations helped those divisions to establish large market shares before they were each sold off in turn to form smaller, private corporations.  This gave those three companies the competitive advantage of long term customer familiarity before the smaller competitors, including Poly-Pacific, were established.

Poly-Pacific currently sells 1.0 to 1.5 million pounds of plastic blasting media annually, which we estimate represents 4% to 5% of the current markets.  We compete based on customer familiarity with the supplier, and the supplier’s ability to meet the user’s media specifications for their particular needs, plus either price, lead time for delivery and/or proven ability to recycle.

RECYCLED PLASTIC LUMBER

Entry to the Business

Poly-Pacific entered into the recycled plastic lumber business because it offered a process for recycling spent blasting media as an ingredient in the lumber.  In addition, a major raw material input to the lumber, about 85% of the weight, is post consumer plastics collected through programs promoted in the USA by the Ag Container Recycling Council and in Canada by CropLife Canada, and through residential Blue Box/Blue Bag programs in both countries.

Recycled Plastic Lumber Development and Testing

The Company began the search for a method of recycling spent media in 1996.  Through research in conjunction with the Alberta Research Council (ARC), it discovered that spent media could be incorporated into a plastics extrusion process to make a stronger and more rigid form of recycled plastic lumber.  The ARC, through its contacts with other research institutes, introduced the Company to Plastic Plastic Inc. (operating as Everwood Agricultural Products) in Ontario.  The companies and the ARC worked together to refine the technology and create products with better strength characteristics that would be totally safe, beneficial to the environment and best suited to its intended uses.  When Everwood was acquired in 1998, Poly-Pacific became the sole owner of the technology that had been developed over the preceding four years.

From 1998 through 2004, the Company researched ideas for improving the equipment and the products.  Through this activity it developed extrusion methods and dies that can be used to produce “squared” lumber products, and improvements to the extrusion equipment that enable increased rates of material throughput.  In 2004, the Company’s research enabled the development and testing of process improvements to successfully incorporate mixed plastics collected through Blue Box/Blue Bag programs in to the recycled plastic lumber products.  The result is that the full range of post-consumer plastics can now be used in the Company’s processes.

Recycled plastic lumber product testing has been essential through all stages of the research and development, and for the finished products.  Because a large proportion of the materials being processed may be classed as hazardous materials, products must be tested regularly to ensure that they are environmentally safe for sale and use.  The testing is done through independent, certified laboratories.

Recycled Plastic Lumber Products

Our segment of the recycled plastic lumber business was in the agriculture industry.  The markets are for boards, planking and posts to be used on farms, ranches and orchards.  The company sold 5 inch diameter fence posts produced at the Everwood plant in Ontario, and 4 by 4 beams produced at the Poly-Pacific Technologies plant in California.

Markets and Marketing

Everwood’s products were now sold through over 125 locations in the USA with sales that have been recorded in 40 states and 9 of the provinces in Canada.

Everwood sold its products primarily through distributors and dealers, but some sales were made direct to large farming operations where the consumer purchases one or more truckloads, about 1,100 pieces per load, at a time.  There were five distributors who in turn supply dealers in 19 of the states in the USA.  However, beginning in 2001, Everwood granted additional sales rights to new dealers.  Except for the possibility of large individual customers who approach Everwood directly, each distributor had exclusive rights to sell the products in one or more states as established by agreement.  The states that served by distributors are Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, North Carolina, South Dakota, Wisconsin and Wyoming.  Distributors make their own arrangements with dealers in their areas.

The markets for the recycled plastic lumber being produced by the Poly-Pacific Technologies plant in California are primarily in the western USA with the concentration being for states where the grape growing industry is substantial.  These main states included here are California, Oregon and Washington.  The marketing effort is concentrated on establishing dealers and attracting large orchard operations for direct sales in the western USA.  Sales are being made on the same basis as those of Everwood.

Manufacturing

The processes at the Everwood and California plants extrude the recycled plastic lumber products in a continuous flow manner, cutting them to length at the end of the initial cooling process.  The final shape of the lumber depends on the die being used.  At Everwood the pieces that were produced were five inch diameter round posts, while at the California plant they are four inch square pieces that have rounded edges.

The recycled plastic lumber lines are comprised of standard pieces of equipment set up to mix the ingredients, heat, extrude, cool, cut to length and bundle the pieces for shipping.  The technology created and represented in these extrusion lines were evolved through eight years of research, development, testing and process refining to create plastic lumber best suited to agricultural needs and uses.  Each production line can process up to 4 million pounds of recycled plastic per year.

The recycled plastic lumber line in California is currently operating at about 5% of its 4 million pounds per year capacity, because of down time for equipment refinements, and because market promotion for its products has only commenced recently.  The capacity of the Everwood plant is 3.5 million pounds per year because of the age of the extrusion equipment.  This plant operates at about 100% of capacity because it is serving well established markets.

Raw Materials Supply

Active programs are operated to collect and granulate plastic containers across Canada and the USA.  There are many more firms collecting other plastic materials from a large variety of recycling facilities, including municipal recycling programs, as well as plastics discarded in various industrial and manufacturing processes throughout North America.  Our plants in Canada and California obtain raw materials from all of these sources, as well as from the spent blasting media that Poly-Pacific takes back in respect of its lease and recycle media sales.

In 2006, as the Company was not able to obtain an adequate supply of raw material from the sources described above and also from California operations due to decreased sales, the Company decided to close its operations and to cease production of plastic lumber.

Governmental Regulations

General Applicability

Although the recycled plastic and composite lumber operations did not generate significant quantities of waste materials or hazardous substances, our operations were and will be  in the future be subject to numerous existing and proposed laws and regulations designed to protect the environment from waste materials and particularly hazardous wastes emissions.

Our businesses are subject to extensive laws and regulations designed to protect the environment from toxic wastes and hazardous substances or emissions and to provide a safe workplace for employees. Under current federal regulations, the Resource Conservation & Recovery Act, and Comprehensive Environmental Responsibility, Compensation, and Liability Act, the generator of toxic or hazardous waste is financially and legally responsible for that waste forever, and strictly liable for the clean up and disposal costs. We believe we are either in material compliance with all currently applicable laws and regulations or that we are operating in accordance with appropriate variances or similar arrangements, but we cannot be sure that we will always be deemed in compliance, nor can we be sure that compliance with future laws and regulations will not require significant capital expenditures.

The primary regulations affecting the plastic lumber divisions are air quality emissions from our manufacturing plants, disposal of solid and liquid wastes, wastewater, and storm water discharge. We do not believe that our waste disposal practices and manufacturing processes are in violation of any existing or presently proposed laws or regulations or require special handling permits or procedures or other factors that could result in significant capital expenditures.

Additionally, as with manufacturing practices in general, if we release any hazardous substance, such a release could have a material adverse effect whether we (i) directly or indirectly cause the release; or (ii) the release comes from any of our owned or leased properties; or (iii) the release comes from any associated offsite disposal of our wastes; or (iv) the release comes from prior activities on our owned or leased property.  These laws and regulations are subject to change and could become more stringent in the future.

Although state and federal legislation currently provides for procurement preferences for recycled materials, the preferences for materials containing waste plastics are dependent upon the eventual promulgation of product or performance standard guidelines by state or federal regulatory agencies. The guidelines for recycled plastic building materials may not be released or, if released, the product performance standards required by those guidelines may be incompatible with our manufacturing capabilities. It may be necessary to expend considerable time, effort and money to keep our existing or acquired facilities in compliance with applicable environmental, zoning, health, and safety regulations as to which there may not be adequate insurance coverage. In addition, due to the possibility of unanticipated factual or regulatory developments, the amounts and timing of future environmental expenditures and compliance could vary substantially from those currently anticipated.

Our Operations

Our material handling, supplies and products are subject to environmental laws and regulations.  The United States Environmental Protection Agency (EPA) administers these laws and regulations through 10 regional offices and the environmental departments or agencies of the states.  In Canada, the federal department, Environment Canada, and the provinces ministries or departments of environment, administer equivalent laws and regulations. In order to operate a recycling program in a given locale, a company must be able to provide assurances that it meets the legal requirements.

The original operations for Everwood in Canada were approved by the Ontario Ministry of the Environment prior to 1996 as being in compliance the clean air, fresh water and pollution emission controls requirements of the province.  In addition, CropLife Canada had similar approvals throughout all provinces in Canada for the processes used to collect and transport the plastic from the agricultural herbicide and pesticide containers.  And CropLife Canada had assisted Everwood in ensuring that the products met environmental requirements for sale in the agriculture industry.

However, spent plastic blasting media is a material that could potentially be classed as hazardous waste due to components such as cadmium in the paint particles.  In order to collect this material from customers in the USA, Poly-Pacific had to obtain approvals from the EPA for the methods that would be used to collect, handle, transport, store and use the spent plastic blasting media to ensure that there could be no damage to the environment arising from this process.  The scope for EPA monitoring and control extends to the record keeping for tracking the material from its source, or the generator of the potentially hazardous material, to its inclusion in batches of product produced.  In addition, Poly-Pacific has to be able to prove to the EPA authorities that the spent media and/or the products being produced are not being stockpiled; there has to be an existing, proven market for the products.  Because of the processes used by Poly-Pacific, and because of the agricultural demand for recycled plastic lumber, providing this proof has never been a problem, but the EPA authority in each jurisdiction where spent media may be collected must first provide approval for the program.

The first EPA approvals for handling spent media as an ingredient for recycled plastic lumber rather than as a solid or hazardous waste were obtained in 1997.  Poly-Pacific began its program by contracting a company called Everwood Agricultural Products Inc. in Aylmer, Ontario, to use spent MultiCut media in producing fence posts for the agricultural industry.  Poly-Pacific took complete control of the process by purchasing the recycled plastic lumber equipment from the prior Everwood company in 1998 and setting the operations up as a wholly owned subsidiary, Everwood Agricultural Products International Inc.

The Poly-Pacific recycling program has now been approved by 8 EPA Regions including: in 1997 USEPA Regions 4, 6 and 10; in 1998 Regions 3, 7 and 9; in 2000 Region 5; and in 2002 Region 2.  The recycling program has also been approved by 37 states including: in 1997 Alabama, Alaska (part of USEPA Region 10), Arizona, Florida, Georgia, Idaho, Kentucky, Minnesota, Mississippi, North Carolina, Oklahoma, Texas and Washington; in 1998 California, Iowa (part of USEPA Region 7), Kansas, Maryland, Nebraska, Nevada, New Jersey, Pennsylvania and Utah; in 1999 Illinois, Indiana, North Dakota, South Carolina, South Dakota, Virginia and Wyoming; in 2000 Arkansas, Colorado, Louisiana, Montana, New Mexico, Oregon and West Virginia; and in 2001 Tennessee.

In Canada, prior to discontinuing our operations in plastic lumber in Ontario, the Everwood processes and plant had been approved by the Ontario Ministry of the Environment; and CropLife Canada has approval from all 10 provinces for the processes to collect and transport the cleaned and ground up agricultural containers.

GENERAL COMPANY INFORMATION

Warranties

Although the Company provided limited warranty that the products will be free from defects in material and workmanship and, when subject to normal use, they are further warranted against manufacturing defects that result in peeling, flaking, blistering, cracking, breaking, corroding, abnormal weathering and abnormal discoloration of surfaces.  The warranty provided for repair, replacement or refund to the purchaser for lumber determined to be defective. The Company’s maximum liability to refund is reduced by five (5) percent for each year after the date of original purchase.  The warranty does not apply to the cost of installation or removal of any defective material.  Since inception we had not received any warranty claims and we had sold well over 600,000 posts, prior our closure of the Plastic Lumber (Everwood) operations.

No warranty is provided for plastic blasting media because it is manufactured in accordance with each particular customer’s specifications.

Customer Dependence

We are not dependent upon any individual customers for 10% or more of the revenues for either the media or the recycled plastic lumber product.  The plastic blasting media is sold to over 40 different end-user customers.  The recycled plastic lumber products are sold to an indeterminant number of agricultural end users.

Seasonality

As shown in the table below for results averaged over four years, although there are some minor variations, our sales exhibit virtually no seasonality.  Plastic media is used primarily for blasting operations in enclosed buildings and can therefore be done any time of the year.  Recycled plastic lumber products are sold throughout Canada and the USA, so there are climatic effects on sales in particular regions in accordance with outdoor repair activities.  In colder climate areas sales are heaviest in the spring and summer, and in warmer climate areas sales are heaviest in the fall and winter months.

Poly-Pacific Average 2000 to 2005 Seasonality of Sales
	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Plastic Media Sales Percentage	31.1%	17.8%	20.4%	26.7%
Plastic Lumber Sales Percentage	4.1%	---	---	---
Total Sales Percentage by Quarter	35.2%	17.8%	20.4%	26.7%

Property, Plants and Equipment

The extent and nature of the Company's properties are summarized in the table below:

Facility and location	Use and Size of Property	Owned/Leased & Term
Everwood plant at 233 Edward St St Thomas, Ontario N5P 1Z4	Manufacturing recycled plastic lumber. 15,000 square foot building on 6 acres of land. Fenced property for open storage.	Leased with the term that extended to 2008 but was mutually cancelled with the Landlord in 2007.
Poly-Pacific Technologies plant at 4755 Zinfandel Court, Unit A Ontario, CA 91761	Manufacturing plastic blasting media and recycled plastic lumber. 38,000 square foot building.	Leased with term that extends to July 2007.

NEW OPPORTUNITIES/DIRECTION FOR THE COMPANY:

As a result of decreasing margins in plastic media and decision to close to Everwood as described earlier, the management began to explore new opportunities for the Company, such as reclamation of land fill sites, to increase shareholder value.

On March 1, 2007, the Company announced that City Council of Kingston has approved an agreement, subject to certain conditions being fulfilled, will allow Poly-Pacific to gain access for the assessment of fibre resource located at the Kingston West (McAdoo) landfill site.

The City of Kingston wished to investigate the potential for removal and recycling polymer fibres (nylons and polyesters) that are believed to be present in the former Kingston West Landfill Site (also know as the McAdoo Lane Landfill). The McAdoo Lane Landfill Site was operated as a licensed landfill from 1970 through to its closure in 1987. Although no formal records of landfilling were kept, it is estimated that approximately 180,000 tonnes (360 million pounds) of industrial waste were landfilled between 1970 and 1987 and that the overall volume of the present landfill is in the order of 1 million cubic metres.

Upon meeting the conditions as outlined in the access agreement, the City of Kingston will grant Poly-Pacific a license to access the site for the sole purpose of assessing the feasibility of extracting fibre resource from the site. The term of this agreement continues until November 1, 2007, subject to an extension by the mutual agreement of the parties.

Poly-Pacific retained the engineering services of Kleinfeldt Consultants Ltd. of Toronto, Ontario to undertake the assessment and feasibility of this project.

On that news release Mr. Randy Hayward, President, stated: “The McAdoo Lane Landfill site presents Poly-Pacific with a unique opportunity to use our expertise to reclaim significant quantities of a valuable fibre resource. Subject to proving the commercial viability of this project, we are enthusiastic regarding the economic benefits that will accrue to the City of Kingston and the shareholders of Poly-Pacific.”

The Company also announced on the same day that it is expecting receipt of the final access approval from the City of Kingston in the near future.

Background of Polyran Reclamation Inc.

Polyran Reclamation Inc. (“Polyran”) was incorporated under the laws of Alberta on September 11, 2006.  Polyran was founded with an intention to participate in a joint venture with Poly-Pacific which was pursuing a nylon reclamation project near Kingston, Ontario.  At the time of incorporation, the sole officer and director of Polyran was Mr. Randy Hayward who became the President of Poly-Pacific on October 10, 2006 and subsequently became a director of Poly-Pacific on February 16, 2007.  Due to a potential conflict of interest Mr. Hayward resigned as officer and director of Polyran on January 10, 2007, at which time, Mr. John Primose assumed the duties of President and sole director; and Ms. Angela Cole assumed duties as Secretary-Treasurer.

On June 20, 2007 purchased all of the issued and outstanding shares of Polyran Reclamation Inc. (“Polyran”) pursuant to an exempt take over bid.  In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran.  The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange and is subject to the Exchange’s final approval.

Joint Venture Agreement

Further to the Company’s press release of May 1, 2007 whereby the Company signed an access agreement with the city of Kingston, Ontario the Company had a 100% interest in the “McAdoo Project”.     Polyran had raised $600,000 through share subscriptions proceeds which was advanced by Polyran to the Company in tranches from September 11, 2006 through April 30, 2007.   These funds were used for the purposes of evaluation and due diligence with respect to the nylon deposit joint venture.  This was recorded in the Company’s balance sheet as a non-controlling interest of a variable interest entity.

To assist in the joint venture evaluation, management of Polyran sourced and retained experts in polymer reclamation, specialized cleaning and processing equipment, engineering expertise, and individuals with in-depth knowledge of the North American and Asian markets.  Polyran has earned a 30% financial interest in the McAdoo Project by providing financial and technical contributions to the Company.  As a result, a joint venture agreement was formalized on May 15, 2007 between the Company and Polyran.

With the acquisition of Polyran, Poly-Pacific will now have a 100% interest in the McAdoo Project.

The Company is also actively pursuing a number of additional polymer landfill opportunities in North America.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

Going Concern

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2006 of $1,970,479 with a total accumulated deficit of $4,031,534.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 20.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Poly-Ran”) a variable interest entity in which the Company is the primary beneficiary.  As discussed in Note 16, at December 31, 2006, Everwood has been classified as a discontinued operation.  All inter-company transactions have been eliminated on consolidation.

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer.  This occurs at the time of shipment (FOB shipping point) of the products from the Company’s warehouse and an invoice is prepared.  Revenues are recognized only when the Company has transferred to the customer the significant risk and rewards of ownership of the goods, title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations and the customer bears the risk of loss.

Property and Equipment

Property and equipment is recorded at cost.  Amortization is calculated at the following annual rates:

Automotive equipment	-	30% declining balance
Computer equipment	-	30% declining balance
Leasehold improvements	-	20% straight-line
Office equipment	-	20% declining balance
Plant equipment	-	20% declining balance

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  If estimates of undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount then the carrying amount of the asset is written down to its fair value.

Translation of Foreign Currency

The functional currency of the Company and all of its subsidiaries is the Canadian dollar.  Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at average rates of exchange in effect at the respective transaction months.  The resulting exchange gains or losses are included in earnings.  Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expense items other than amortization are translated at the average rate of exchange for the year.  Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value.  Cost of inventories is determined on an average cost basis.

Deferred Taxes

The Company accounts for and measures deferred tax assets and liabilities in accordance with the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options.  The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with  SFAS 123(R).  The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.  The expected life of employee stock options is based on historic forfeiture rates.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, stock-based compensation, administrative salaries and other expenses.

Project Development Costs

Project development costs incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export and researching and developing a new manufacturing process for plastic blasting media are expensed in the year incurred.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

Selling and Marketing

Selling and marketing consist primarily of advertising, sales and marketing salaries, travel expenses and other promotional expenses.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit issues in the existing accounts receivable.  The Company reviews its allowance for doubtful accounts on a continual basis.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Advertising

The Company expenses advertising costs as incurred.

Deposit

Deposit consists of refundable amounts held by vendors.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”.  This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations  of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning on an entity’s first fiscal year that begins after September 15, 2006.  This standard will be applicable to the Company during the period ending 2007.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140”.  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.  This standard will be applicable to the Company during the period ending 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.   This standard will be applicable to the Company during the period ending 2007.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.  This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.   Management does not expect the adoption of this Bulletin to have a material effect on the Company’s financial position and results of operations.

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management does not expect the adoption of this Bulletin to have a material effect on the Company’s financial position and results of operations.

Change in Accounting Policy

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R).  The adoption of this policy did not have a material effect on the Company’s financial position and results of operations.

A. Operating Results

The Company's activities in the last five years can be divided into two different product lines: (1) blasting media, (2) plastic lumber. The expenditures for operations and capital incurred for these product lines are itemized in the Tables 5.1 and 5.2.

Table 5.1—Summary of Operations for the Blasting Media

The summary of operations for the blasting media products (in Canadian $), as reported pursuant to U.S. GAAP, are presented in this table.

Poly-Pacific International Inc.
Summary of Financial Information in Canadian Dollars
Product - Blasting Media	Year ended 31/12/2006	Year ended 31/12/2005	Year ended 31/12/2004
Blasting Media Sales in Canada	---	65,086	167,700
Blasting Media Sales outside Canada	1,462,113	2,436,932	2,968,006
Total Blasting Media Sales Revenues	1,462,113	2,502,018	3,135,706
Income Tax Expense (Recovery)	---	174,750	19,316
Blasting Media Net Income (Loss)	(1,561,652)	(1,108,299)	(132,850)

Capital Expenditures	---	2,704	32,430

Table 5.2—Summary of Operations for the Plastic Lumber

The summary of operations for plastic lumber products (in Canadian $), as reported pursuant to U.S. GAAP, are presented in this table.

Poly-Pacific International Inc.
Summary of Financial Information in Canadian Dollars
Product - Plastic Lumber	Year ended 31/12/2006	Year ended 31/12/2005	Year ended 31/12/2004
Plastic Lumber Sales in Canada	---	93,295	281,875
Plastic Lumber Sales outside Canada	8,244	457,403	401,012
Total Plastic Lumber Sales Revenues	8.244	550,698	682,887
Income Tax Expense (Recovery)	---	---	76
Plastic Lumber Net Income (Loss)	(408,827)	(53,363)	(108,899)

Capital Expenditures	---	---	18,264

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended December 31, 2006:

	Year ended December 31, 2006				Year ended December 31, 2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations ($)	260,037	297,831	389,667	514,578	353,316	447,938	788,915	912,933
Loss from continuing operations – ($)	(631,261)	(736,368)	(168,563)	(25,460)	(717,385)	(174,772)	(155,802)	(56,950)
Income (loss) from discontinuing operations – ($)	(204,896)	(53,046)	(101,115)	(49,770)	(40,519)	3,344	(21,408)	1,830
Basic and diluted earnings (loss) per share from continuing operations - ($)	(0.028)	(0.032)	(0.007)	(0.001)	(0.057)	(0.014)	(0.013)	(0.004)
Basic and diluted earnings (loss) per share – ($)	(0.036)	(0.034)	(0.012)	(0.004)	(0.060)	(0.014)	(0.015)	(0.004)

Results of Continuing Operations

Overall, the Company recorded a consolidated net loss of $1,561,652 ($0.068 per common share) for the year ended December 31, 2006 as compared with a consolidated net loss of $930,159 ($0.088 per common share) for the year ended December 31, 2005.  The large increase in the consolidated loss for 2006 as compared to 2005 was primarily attributable to the write-off of significant amount of slow-moving inventory (see Revenue and Direct cost section below) and an accrual for the unpaid consulting and other fees which were settled through the issuance of shares subsequent to year-end.   There has been a significant decrease in sales of plastic media due to declining US economy, increased competitive forces and decrease in sales of agricultural products in 2006 as compared to 2005.   Everwood has also not been producing and selling agricultural lumber products since October 2005 and thus incurred $400,583 of expenses.  As a result of these continuing losses and in an effort to conserve costs, at December 31, 2006, the Company decided to close the  St. Thomas, Ontario plant.

Revenues and Direct Costs of continuing operations

Revenues for year ending December 31, 2006 were $1,462,113 as compared to $2,503,302 for the year ending December 31, 2005.    As described above, the decrease in revenue for year ended December 31, 2006 by $1,041,189 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus losing  potential revenues from these and other clients.

Gross margins for the year December 31, 2006 was 21.9% as compared to 28.2% for year ended December 31, 2005 and 50.1% for the year ended December 31, 2004.  The large decrease in gross margin is because a significant amount of Company’s inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing gross profit.  In the past, this inventory had been carried on the books at the cost of production and it was believed that there was an active market for this slow-moving or obsolete inventory; however, after a detailed re-evaluation of this inventory by the new management team and its potential sales market for such inventory, it was written down to a its net realizable value.    Management intends to assess the value of inventory on quarterly basis and May write-off additional inventory to its net realizable value, as warranted in the future.

Operating Expenses of the continued operations:

Overall, operating expenses were $1,793,725 for the year December 31, 2006 compared to $1,564,971 for the year period ended December 31, 2005.  The changes in operating expenses for the year ending December 31, 2006 are attributed to the following:

General and administrative (G&A) expenses increased by $399,057 from $465,127  to $864,184  for the year ended December 31, 2006.   The large increase was primarily due to the accrual of unpaid consulting fees to officers and consultants of the Company of $190,218 which were  charged to this account thus contributing majority of this increase in G&A expenses.   During the year, the Company issued stock options to an officer and directors of the corporation, which resulted in a stock based compensation expense of $47,626 included in this account.   In addition, the company also had redundant assets on the balance, which were also written-off at year-end thus further contributing to the overall increase in the G&A expenses.

Occupancy costs decreased by $7,392 from $326,909 to $334,301 as the landlord for the Burnaby, Canada premises had waived the rent for the second quarter of 2006 to compensate the Company for any inconvenience caused by building renovations.

Professional fees were comparable to prior year as they increased slightly by $2,444 to $274,232 from $271,788.

Amortization of property, plant and equipment decreased by $45,656 from $194,542 to $148,886.  There were  no additions or disposals of any capital assets during the year.

Management fees, paid to a corporation controlled by a former director, decreased by $39,805 to $48,300 for the year ended December 31, 2006 from $88,105 in the prior year.  The former director resigned from the Company in August 2006 and no management fees were paid to him as result of his resignation.

Foreign exchange loss for year ended December 31, 2006 was $1,469 as compared to $20,358 in the prior year. The change is due to timing differences (difference in the amount recorded as compared to the amount paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense increased $16,223 to $87,688 for the year ended December 31, 2006.  This increase is due to the Company increasing its borrowing on the Bank loan during the year to assist with general working capital and also because the prime rate had increased in 2006 as compared to the same period in 2005, resulting in an overall increase in borrowing cost.

Income taxes:

The Company had a $nil balance for current taxes due to losses for year ended December 31, 2006.  The Company recognized a deferred income taxes expense of $nil for the year ended December 31, 2006 as compared to $174,750 for the year ended December 31, 2005 when it wrote-off the deferred income tax asset, as management determined that due to continuing losses of Poly-Pacific International Inc. and its subsidiary, Poly-Pacific Technologies Ltd., it is unable to meet the criteria for recognition of deferred income taxes as an asset (i.e., it is not “more likely than not” that these losses will be utilized in the foreseeable future).

Fourth Quarter - Results of Continuing Operations

Revenues for the fourth quarter ending December 31, 2006 decreased to $260,037 as compared to revenues of $297,831 for the third quarter ended September 30, 2006 and $353,316 for the fourth quarter ended December 31, 2006.

The loss for the fourth quarter ended December 31, 2006 amounted to $264,187 compared to a loss of $757,904 for the fourth quarter ended December 31, 2005.

As described above, the decrease in revenue for year and the fourth quarter ended December 31, 2006 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, particularly, in the fourth quarter ended December 31, 2006, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus  losing potential revenues from these and other clients.

Discontinued Operations:

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and to attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to reduce costs and to focus its efforts in developing McAdoo Nylon Reclamation Project in Kingston, Ontario.

Results of discontinued operations:

Revenues of the discontinued operation significantly decreased by $541,170 to $8,244 for the year ended December 31, 2006 from $549,414 for the year ended December 31, 2005.

The net loss for the discontinued operation increased by $352,074 to a loss of $408,827 for the year ended December 31, 2006 from a loss of $56,753 for the year-ended December 31, 2005.    As described above, the large increase in the net loss was due to Everwood’s inability to obtain adequate supply of raw materials and thus decreasing the revenue as compared to prior year.

Non-controlling interest of variable interest entity:

During the year, the Company’s President incorporated a new company, PolyRan Reclamation Inc. (“Poly-Ran”), which is controlled by him and other shareholders to raise funds to develop McAdoo Nylon Reclamation Project in Kingston, Ontario (“Kingston project”) with the Company.   At December 31, 2006, the Poly-Ran was determined to be a variable interest entity as the Company is deemed to be the beneficiary.  Poly-Ran had a total share subscription (capital) of $280,589, which was accounted as a non-controlling interest.   During the year, $264,000 was transferred to the Company to fund general working capital of the Company and to finance the testing the Kingston project to various engineering consultants.

Although the full terms of the Poly-Ran relationship with the Company and the existing shareholders of the Company have  not been finalized, the shareholders of both the Companies will share equally or in other agreed amounts in the Kingston project development costs and eventual any profits and losses.

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form, as reported pursuant to U.S. GAAP, as at the years ended December 31, 2006, 2005 and 2004:

Year	Current assets	Total assets	Current liabilities
2006	409,486	1,313,837	1,765,189
2005	994,796	2,111,503	1,389,655
2004	1,733,114	3,628,977	2,774,297

Working capital deficiency as at December 31, 2006 was $1,355,703 as compared to working capital deficiency of $365,443 as at December 31, 2005.   This large increase in the working capital deficiency is due to write-down of inventory (described in the Revenue and direct cost section), decrease in the accounts receivable and increase in the accounts payable.

The Company’s cash position decreased to a bank indebtedness of $2,144 as compared to a cash balance of $61,346 as at December 31, 2005.    The Company used $532,112 to fund continuing operations and used $307,423 to fund discontinued operation, and received cash of $778,189 from financing activities for the year ended December 31, 2006.  During the year, the Company did not use or receive any funds from investing activities.

In addition, the loan agreement for the bank loan and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels.  As at December 31, 2006, the Company was not in compliance with these requirements.  Consequently, the equipment loan could be repayable on demand and has been classified as current liability

The following table delineates the sources and uses of cash by the Company during the most recent three years covered by the financial statements.

	2006		2005	2004

Operating Activities
Net loss for the year from continuing
operations		$(1,561,652)	$(1,104,909)	$(132,851)
Items not involving cash:
Amortization of property and equipment		148,886	194,542	255,476
Deferred income taxes expense		---	174,750	19,392
Stock-based compensation		47,626	33,696	25,272
Foreign exchange gain on debenture		---	(133,678)	(125,672)
Net change in non-cash operating assets and
liabilities (Note 14)		833,028	642,571	191,544

Funds provided by (used in) continuing
operations		(532,112)	(193,028)	233,161

Funds provided by (used in) discontinued
operations (Note 16)		(307,423)	56,118	18,018

Cash provided by (used in) operating
activities		(839,535)	(136,910)	251,179

Financing Activities
Bank overdraft advances		2,144	---	---
Repayment of long-term debt		(48,179)	(65,431)	(75,020)
Bank loan advances		66,071	175,502	343,368
Non-controlling interest		280,589	---	---
Issuance of share capital, net of
share issue costs		469,064	---	---
Debenture payable
advances (repayment)		8,500	(284,856)	(361,440)
Funds used in discontinued
operations (Note 16)		---	(162,540)	(24,720)

Cash provided by (used in)
financing activities		778,189	(337,325)	(117,812)

Investing Activities
Purchase of property and equipment		---	(2,678)	(47,088)
Funds provided by (used in)
discontinued operations (Note 16)		---	404,974	(3,607)

Cash provided by (used in) investing
activities		---	402,296	(50,695)

Increase (decrease) in cash		(61,346)	(71,939)	82,672

Cash, beginning of year		61,346	133,285	50,613

Cash, end of year	$	---	$61,346	$133,285

Supplemental Cash Flow Information

a)       Changes in non-cash operating assets and liabilities:

	2006	2005	2004

Accounts receivable	$58,360	$183,866	$194,245
Prepaid expenses	18,965	(13,584)	33,638
Inventories	415,977	307,081	(83,968)
Accounts payable and
accrued liabilities	339,726	165,208	47,629

	$833,028	$642,571	$191,544

b)	Interest:

	2006	2005	2004

Interest paid	$64,583	$71,465	$48,394

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2006.  The Company has forecasted that any property and equipment expenditures incurred in 2007, based on future needs, will be funded from working capital and/or from operating or capital leases.

C. Research and Development, Patents and Licenses

The Company policies for research and development are directed toward finding and implementing technology to enhance the manufacturing processes for both plastic blasting media and recycled plastic lumber.  For the plastic blasting media, the culmination of much of the development was realized with the installation of the new processing line in California in 2002.  The continuation of research and development in 2003 resulted in further refinements to the processing which improved the quality of product as well as increasing available capacity.  For the recycled plastic lumber the research and development has resulted in improvements to the process output of the extrusion machines, the refinement of designs for molding systems that will enable production of better dimensional lumber pieces, and completion of refinements that make it possible to recycle all types of post consumer plastics into good lumber products.  Costs incurred for these activities during the most recent three years are included in this table:

Poly-Pacific International Inc.
	2006		2005		2004
Research and Development Projects Costs	$	---	$	---	$115,340

There have not been any costs incurred by the Company for patents or for special product processing licenses during the fiscal year ending December 31, 2006.

D. Trend Information

No trends that will impact upon the Company’s results this year are known at this time.

E. Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations As at December 31, 2006	Principal/Lease Amounts Remaining to be Paid in				Total Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Equipment Long-Term Loan	154,281				154,281
10% Convertible Debenture	102,000				102,000
Building Lease Obligation in California (Poly Pacific Technologies) and in St. Thomas, Ontario (Everwood)	192,677	112,394			305,071

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Randy Hayward, B.Comm, LLB. – President, Chief Executive Officer & Acting Chief Financial officer, and Director

Randy Hayward maintained a successful law practice in Edmonton, Alberta for 20 years.   During the latter phase of his law practice, he founded and managed Canadian Dispute Resolution (Alberta) Ltd and marketed the service of mediation to the legal community and the insurance industry. Mr. Hayward also earned his Diploma in Counseling at P.D. Seminars from the Haven Institute on Gabriola Island, B.C. After relocating to the west coast from Edmonton, he has worked with numerous private and public companies for 15 years. Recently, Mr. Hayward  has been a consultant to 4 successful public companies trading on the TSX –Venture, raising investment capital and working in corporate communications, business development and investor relations. In March of this year, Mr. Hayward became involved with Poly-Pacific as a major shareholder and consultant and has worked with the company in a variety of capacities since then until assuming the office of President on August 22nd, 2006.

Mr. Mike Duff, Director

Mr. Duff of Edmonton, Alberta is the President and Chief Executive Officer of Design Group Staffing Inc., a supplier of temporary and contract staff primarily in the engineering, construction and resource industries. Mr. Duff founded Design Group in Edmonton in 1976. Since that time, the company has grown to be a leading national staffing firm with 11 branch offices across the country. The company has a temporary workforce of over 1500 people and revenues in 2001 of over $100 million dollars. Mr. Duff is also President of Devonian Hyundai and Subaru City, an Edmonton automotive dealership as well as having other business interests.

Mr. David Tam, Director and Secretary

Mr. Tam is a partner at the law firm Parlee McLaws in Edmonton, Alberta. His practice focuses on securities and corporate transactions and he has represented both issuers and agents for a number of public offerings, private placements and regulatory compliance matters for issuers listed on the Canadian Venture Exchange. David has worked with a number of technology companies involved in high technology, biotechnology and advanced materials, guiding them from the formative stages through various private placements and eventually to initial public offerings.

 Dr. Edward J. Chambers, Director

Dr. Chambers of Victoria, B.C. is a Professor of Economic Analysis at the University of Alberta’s Faculty of Business, Director of the Western Centre for Economic Research and Director of the Centre for International Business Studies at the University of Alberta. Dr. Chambers has written and lectured extensively in the areas of business and economics for several decades. He is the former Dean of the Faculty of Business at the University of Alberta

 Richard Oravec, Director

Mr. Richard Oravec, a resident of New York, holds an MBA from Fordham University and a BA from Boston University. Mr. Oravec is a seasoned financial engineer of emerging technology companies, having successfully structured corporate finance syndications and private placements in small and medium sized public and private companies. Through his diverse network in the public and private sectors, Mr. Oravec brings to Poly-Pacific his experience and resources in the raising of capital, creating investment structures, strategic planning, marketing and development, and developing strategic business alliances for accelerated growth

The Company's directors are elected by shareholders at each annual meeting to serve until the next annual meeting or, in the event of a vacancy, appointed by the Board of Directors then in office to serve until the next annual meeting or until their successors are elected and qualified. The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. There are no family relationships among the directors or executive officers of the Company.

Rick Gliege – V.P of Production & Sales

Rick Gliege comes to Poly-Pacific International Inc. with over 15 years experience as a senior manager in the public and private sectors. As a provincial manager with one of the largest automotive insurance company’s in North America, Mr. Gliege was instrumental in the design, implementation and management of two new divisions, Dispute Resolution and Road Improvement Strategies. Mr. Gliege, a graduate from the University of Victoria and a certified commercial mediator.  Mr. Gliege will now assume the position of Vice President of Production and Sales for all of Poly-Pacific International’s subsidiary companies in Canada and the United States.

B. Executive Compensation

Summary Compensation Table

During the last completed financial year ended December 31, 2006, the Corporation had two (2) Named Executive Officers, D. Randy Hayward, President and Thomas Lam, former President.  The following table sets forth all annual and long-term compensation paid by the Corporation for each of the last three (3) completed financial years to all of the Named Executive Officers during that time period:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
D. Randy Hayward President(1)	2006	62,000	Nil	Nil	200,000	Nil	Nil	Nil
Thomas Lam Former President	2006 2005 2004	$52,770 120,000 120,000	Nil Nil Nil	5,600 9,600 9,600	Nil Nil 351,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Terry Hawes Former Chief Financial Officer	2005 2004	10,000 10,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Peter Inman Former Chief Financial Officer	2005 2004	25,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Anthony Corso Former Chief Financial Officer	2005 2004	17,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

As of the date hereof, the Corporation does not have any long-term incentive plans and no long-term incentive plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2006.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

As of the date hereof, the Corporation does not have any long-term incentive plans and no long-term incentive plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2006. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Name	Securities, Under Options/SARs Granted (#)	% of Total Options/SAR Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
D. Randy Hayward President (1)	200,000 (1)	0.01%	$0.10	$0.075	April 12, 2007
Thomas Lam Former President	Nil	N/A	N/A	N/A	N/A

Notes:
(1) These Options were granted to Mr. Hayward as a consultant of the Corporation and prior to his appointment as President of the Corporation on November 4, 2006.

Aggregated Option/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

No Options or SARs were exercised by the Named Executive Officers during the Corporation's most recently completed financial year ended December 31, 2006.  The following table sets out the value of Options held by the Named Executive Officers as at December 31, 2006.  During fiscal 2006, no SARs were held by the Named Executive Officers.

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable
D. Randy Hayward President	Nil	Nil	175,000 / 125,000	N/A
Thomas Lam Former President	Nil	Nil	351,000 / Nil	N/A

Option/SAR Repricing During the Most Recently Completed Fiscal Year

No Options/Sars were repriced during the fiscal year ended December 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

Effective November 3, 2006, the Corporation entered into an employment contract with Mr. Hayward as President for a term of three (3) months which will renew upon mutual agreement by both parties.  Pursuant to the employment contract, Mr. Hayward is entitled to receive a monthly salary of eight thousand (CDN$8,000) Canadian dollars per month.  The employment contract also grants an option to purchase 250,000 Shares in accordance with the Corporation’s stock option plan.  All such options will vest fully over eighteen (18) months.  In addition, the Corporation will reimburse Mr. Hayward for all reasonable expenses and in the case of unusual expense items prior written approval is required.

The Corporation entered into an employment contract with Thomas Lam, as President, dated effective January 1, 2002, for a term of two (2) years which automatically renews on each anniversary subject to six (6) months notice from either party

At the end of the Corporation’s most recently completed financial year, there were no compensatory plans, contracts or arrangements in place with respect to any Named Executive Officer in the event of the resignation, retirement or other termination of employment, a change of control of the Corporation or any of its subsidiaries or a change in the Named Executive Officer’s responsibilities following a change in control except as stipulated above.

Compensation of Directors

Directors of the Corporation receive no compensation for services rendered in such capacity (including salaries, director’s fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned by the directors for services rendered), but are eligible to receive stock options pursuant to the Corporation’s stock option plan.

The following table sets forth information in respect of compensation paid to the Directors for their services as Directors and the securities underlying the Options as at the Corporation’s most recently completed financial year ended December 31, 2006.

Director	Total Compensation	Options Granted / Total Held
Thomas Lam	Nil	Nil / 351,000 (1)
Don Quon	Nil	Nil / 117,000 (2)
Edward Chambers	Nil	750,000 / 867,000 (3)
Mike Duff	Nil	750,000 / 867,000 (3)
David S. Tam	Nil	750,000 / 250,000 (3)(4)

Notes:

(1)	These Options expired on January 31, 2007, being 90 days from November 2, 2007, the date that Mr. Lam resigned as a director of the Corporation.
(2)	These Options expired on 4, 2007, being 90 days from November 6, 2007, the date that Mr. Quon resigned as a director of the Corporation.
(3)	Subsequent to the year ended December 31, 2007, 500,000 Options were exercised on February 27, 2007.
(4)	Mr. Tam exercised an additional 117,000 Options on February 7, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information in respect of compensation plans under which equity securities of the Corporation are authorized for issuance for the Corporation’s financial year ended December 31, 2006.

Plan Category	Number of securities, to be issued upon exercise of outstanding warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,563,600 (1)(2)	$0.14	181,248 (1)(3) (4)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL:	4,563,600	N/A	181,248

Notes:
(1)	A total of 923,100 Options have been returned for issuance pursuant to the stock option plan as a result of the resignation and termination of various directors and employees respectively.
(2)	800,000 of these Options require Shareholder approval. See “Particular Matters to Be Acted Upon – Grant of Stock Options”.
(3)
Subsequent to the year ended December 31, 2006, an aggregate of 3,500,000 Options were granted such that the number of securities remaining available for further issuance under its equity compensation plans was 181,248 as at the date hereof.

(4)	The Corporation can grant no more than 4,744,748 Options under the Corporation’s current stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there are no material interests, direct or indirect, of directors and executive officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the Shares of the Corporation, or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any or its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, management functions of the Corporation and its subsidiaries are performed solely by directors or executive officers of the Corporation and not, to any substantial degree, by any other person.

C. Board Practices

In accordance with the Articles of the Company the number of directors shall be such number not less than one as the Company by ordinary resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Company has five directors.

The officers of the Company are elected by the Board of Directors as soon as possible following each annual general meeting and shall hold office for such period and on such terms as the board may determine.

The members of the Company Audit Committee are appointed by the Board of Directors as soon as possible following each annual general meeting.   The current audit committee members are Dr. Edward Chambers, Mr. Mike Duff and Richard Oravec who are all independent Directors, in accordance with the criteria set down pursuant to Exchange Act Rule 10A-3. The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors in respect of that officer’s compensation.

D. Employees

As at December 31, 2006, the Company had the following full-time employees (or under contract providing management, accounting and administrative):

Poly-Pacific International Inc.— 2 management, 1 accounting and 1 administration
Everwood, Ontario—1 manager and 2 operators
Everwood, Edmonton—1 sales and marketing manager (laid off on December 31, 2006)
Poly-Pacific Technologies—2 sales and marketing, 1 plant manager, 1 accounting/administration, 1 maintenance technician, 1 operators full time, and 1 operators part time

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at December 31, 2006, the numbers of issued common shares are 25,237,740 as compared to 18,885,456 as at December 31, 2005.  No preferred shares have been issued.

As of December 31, 2006, all directors, officers and key employees of the Company as a group own and control approximately 11.8% of the Company's common shares outstanding and could own and control approximately 20.0% of the Company's common shares if all outstanding options and warrants were to be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company.  The people identified in the table below are the only registered owners of more than 10% of the Company’s voting securities, as of December 31, 2006.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted(3)
Mike Duff	1,818,181	1,818,181	2,685,181

B. Related Party Transactions

During the reporting years, the Company had the following related party transactions with corporations under significant influence of the Company's directors:

Year Ended December 31	2006	2005	2004
Management Fees	48,300	88,105	98,061.

Prior to Mr. Thomas Lam’s resignation in August 2006 as a CEO and President and resignation as Director and Chairman of the Board in November 2006, these fees are incurred pursuant to a Management Agreement between the Company and Poly-Pacific Inc. and Mr. Thomas Lam, which is for two years effective January 1, 2002 and is subject to annual renewals at the end of the initial term.  Poly-Pacific Inc., a private corporation, is the predecessor company from which the plastic blasting media equipment and technology was acquired by the Company in 1996.  Although Mr. Lam is only one of the shareholders in the said private company, he is the only person who receives any remuneration through Poly-Pacific Inc.

The agreement includes a two-year non-compete in respect of the plastic media business, and a two-year moratorium to further protect the interests of the Company and its affiliates through non-solicitation of any customers, employees or agents of the Company, or any of its affiliates.   The employment agreement, as described in Item 6 B in this report, between the Company and Mr. Thomas Lam complements the management agreement in respect of his compensation as President and the other terms of his employment.

As disclosed in the notes to the financial statements, these transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Poly-Pacific International Inc. for the years ended December 31, 2006, 2005 and 2004 are incorporated with this Item 8 to this report:

•	Management Responsibility for Financial Reporting.
•	Auditors' Report.
•	Consolidated Balance Sheet at period end date.
•	Consolidated Statement of Operations.
•	Statement of Retained Earnings and Deficit.
•	Consolidated Statement of Cash Flows.
•	Notes to Consolidated Financial Statements.

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

The financial statements are presented on the immediately following pages.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

Consolidated Financial Statements

December 31, 2006, 2005

 MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2006 and 2005 have been prepared by management in accordance with U.S. generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the consolidated financial statements in a timely manner.  The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors.  Collins Barrow Edmonton LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

“Randy Hayward”
Signed
Randy Hayward
President, Acting Chief Executive Officer and
Acting Chief Financial Officer

April 19, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Poly-Pacific International Inc.

We have audited the accompanying consolidated balance sheets of Poly-Pacific International Inc. (the “Company”) as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Collins Barrow Edmonton LLP”
Signed
Collins Barrow Edmonton LLP, Chartered Accountants
Independent Registered Chartered Accountants

Edmonton, Canada
April 19, 2007

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006		2005
ASSETS
Current Assets
Cash	$	---		$61,346
Accounts receivable net of allowance [$229,260 (2005 - $204,719)]		98,425		160,217
Other receivable		24,084		20,652
Prepaid expenses		---		18,949
Inventories (Note 4)		276,639		692,616
Current assets of discontinued operations (Note 16)		10,338		41,016
		409,486		994,796
Deposit		29,400		29,416
Property and equipment (Note 5)		874,951		1,023,882
Equipment of discontinued operations (Note 16)		---		63,409
		$1,313,837		$2,111,503
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness		$2,144	$	---
Accounts payable		561,290		387,314
Accrued liabilities		230,711		64,961
Bank loan (Note 6)		584,941		518,870
Current portion of long-term debt (Note 7)		154,281		202,460
Debentures payable (Note 8)		102,000		93,500
Current liabilities of discontinued operations (Note 16)		129,822		122,550
		1,765,189		1,389,655
Non-controlling interest of variable
interest entity		280,589		---
		2,045,778		1,389,655
Commitments, Contingencies and
Subsequent Events (Notes 10, 11 and 17)
SHAREHOLDERS' EQUITY
Share capital (Note 9)		2,467,602		1,998,538
Authorized:
Unlimited common and preferred shares
Common shares issued and outstanding:
December 31, 2006 - 25,237,740
December 31, 2005 - 18,885,456
December 31, 2004 - 9,361,624
Additional paid in capital		778,796		731,170
Accumulated deficit		(4,031,534)		(2,061,055)
Accumulated other comprehensive income		53,195		53,195
		(731,941)		721,848
		$1,313,837		$2,111,503

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board
“Mike Duff”	“Edward Chambers”
Signed	Signed
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Operations
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Sales	$1,462,113	$2,503,302	$3,135,706
Direct costs	1,142,352	1,797,061	1,566,073
Gross profit	319,761	706,241	1,569,633

Expenses
General and administrative	864,184	465,127	338,639
Occupancy costs	334,301	326,909	342,364
Professional fees	274,232	271,788	166,279
Amortization of property and equipment	148,886	194,542	255,476
Selling and marketing	96,105	180,968	284,748
Management fees	48,300	88,105	98,090
Foreign exchange loss (gain)	1,469	20,358	(3,866)
Regulatory costs	26,248	17,174	39,726
Project development	---	---	113,782
	1,793,725	1,564,971	1,635,238

Operating Loss from continuing operations	(1,473,964)	(858,730)	(65,605
Interest income	---	(36)	(464)
Interest expense	87,688	71,465	48,394

Operating Loss from continuing operations before income taxes	(1,561,652)	(930,159)	(113,535)

Income taxes - deferred (Note 12)	---	174,750	19,392

Loss from continuing operations	(1,561,652)	(1,104,909)	(132,927)

Loss from discontinued operations (Note 16)	(408,827)	(56,753)	(108,822)

Net Loss for the year	$(1,970,479)	$(1,161,662)	$(241,749)

Loss per share from continuing operations (Note 13)	$(0.068)	$(0.088)	$(0.014)

Net loss per share (Note 13)	$(0.086)	$(0.093)	$(0.026)

Loss per share from discontinued operations (Note 13)	$(0.018)	$(0.005)	$(0.012)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2006, 2005 and 2004

	Share Capital
								Accumulated
						Additional		Other		Shareholders’
	Number		Number of			Paid in	Accumulated	Comprehensive	Comprehensive	Equity
	of Shares	Amount	Warrants	Amount		Capital	Deficit	Income	Loss	(Deficit)
Balance at
December 31, 2003	9,361,624	$865,584	-	$		$672,202	$(657,644)	$53,195	$-	$933,337

Stock based compensation	-	-	-		-	25,272	-	-	-	25,272
Loss for the period	-	-	-		-	-	(241,749)	-	-	(241,749)
Comprehensive loss	-	-	-		-	-	-	-	(241,749)	-

Balance at
December 31, 2004	9,361,624	865,584	-		-	697,474	(899,393)	53,195	-	716,860

Conversion of debenture	9,523,832	1,132,954	-		-	-	-	-	-	1,132,954
Stock based compensation	-	-	-		-	33,696	-	-	-	33,696
Loss for the period	-	-	-		-	-	(1,161,662)	-	-	(1,161,662)
Comprehensive loss	-	-	-		-	-	-	-	(1,161,662)	-

Balance at
December 31, 2005	18,885,456	1,998,538	-		-	731,170	(2,061,055)	53,195	-	721,848

Issuance of common shares	6,352,284	294,884	5,595,284		174,180	-	-	-	-	469,064
Stock-based
Compensation	-	-	-		-	47,626	-	-	-	47,626
Loss for the period	-	-	-		-	-	(1,970,479)	-	-	(1,970,479)
Comprehensive loss	-	-	-		-	-	-	-	(1,970,479)	-

Balance at
December 31, 2006	25,237,740	$2,293,422	5,595,284		$174,180	$778,796	$(4,031,534)	$53,195	$-	$(731,941)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004

	2006		2005	2004
Operating Activities
Net loss for the year from continuing operations		$(1,561,652)	$(1,104,909)	$(132,851)
Items not involving cash:
Amortization of property and equipment		148,886	194,542	255,476
Deferred income taxes expense		---	174,750	19,392
Stock-based compensation		47,626	33,696	25,272
Foreign exchange gain on debenture		---	(133,678)	(125,672)
Net change in non-cash operating assets and
liabilities (Note 14)		833,028	642,571	191,544
Funds provided by (used in) continuing
operations		(532,112)	(193,028)	233,161
Funds provided by (used in) discontinued
operations (Note 16)		(307,423)	56,118	18,018
Cash provided by (used in) operating activities		(839,535)	(136,910)	251,179

Financing Activities
Bank overdraft advances		2,144	---	---
Repayment of long-term debt		(48,179)	(65,431)	(75,020)
Bank loan advances		66,071	175,502	343,368
Non-controlling interest		280,589	---	---
Issuance of share capital, net of share issue costs		469,064	---	---
Debenture payable advances (repayment)		8,500	(284,856)	(361,440)
Funds used in discontinued operations (Note 16)		---	(162,540)	(24,720)

Cash provided by (used in) financing activities		778,189	(337,325)	(117,812)

Investing Activities
Purchase of property and equipment		---	(2,678)	(47,088)
Funds provided by (used in)
discontinued operations (Note 16)		---	404,974	(3,607)

Cash provided by (used in) investing activities		---	402,296	(50,695)

Increase (decrease) in cash		(61,346)	(71,939)	82,672

Cash, beginning of year		61,346	133,285	50,613

Cash, end of year	$	---	$61,346	$133,285

Supplemental cash flow information (Note 14)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

1.	Nature of Business and Going Concern

Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

Going Concern

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2006 of $1,970,479 with a total accumulated deficit of $4,031,534.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 20.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Poly-Ran”) a variable interest entity in which the Company is the primary beneficiary.  As discussed in Note 16, at December 31, 2006, Everwood has been classified as a discontinued operation.  All inter-company transactions have been eliminated on consolidation.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer.  This occurs at the time of shipment (FOB shipping point) of the products from the Company’s warehouse and an invoice is prepared.  Revenues are recognized only when the Company has transferred to the customer the significant risk and rewards of ownership of the goods, title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations and the customer bears the risk of loss.

Property and Equipment

Property and equipment is recorded at cost.  Amortization is calculated at the following annual rates:

Automotive equipment	-	30% declining balance
Computer equipment	-	30% declining balance
Leasehold improvements	-	20% straight-line
Office equipment	-	20% declining balance
Plant equipment	-	20% declining balance

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  If estimates of undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount then the carrying amount of the asset is written down to its fair value.

Translation of Foreign Currency

The functional currency of the Company and all of its subsidiaries is the Canadian dollar.  Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at average rates of exchange in effect at the respective transaction months.  The resulting exchange gains or losses are included in earnings.  Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expense items other than amortization are translated at the average rate of exchange for the year.  Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value.  Cost of inventories is determined on an average cost basis.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Deferred Taxes

The Company accounts for and measures deferred tax assets and liabilities in accordance with the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options.  The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with  SFAS 123(R).  The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.  The expected life of employee stock options is based on historic forfeiture rates.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, stock-based compensation, administrative salaries and other expenses.

Project Development Costs

Project development costs incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export and researching and developing a new manufacturing process for plastic blasting media are expensed in the year incurred.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Selling and Marketing

Selling and marketing consist primarily of advertising, sales and marketing salaries, travel expenses and other promotional expenses.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit issues in the existing accounts receivable.  The Company reviews its allowance for doubtful accounts on a continual basis.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Advertising

The Company expenses advertising costs as incurred.

Deposit

Deposit consists of refundable amounts held by vendors.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”.  This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Recent Pronouncements (Continued)

of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning on an entity’s first fiscal year that begins after September 15, 2006.  This standard will be applicable to the Company during the period ending 2007.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140”.  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.  This standard will be applicable to the Company during the period ending 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.   This standard will be applicable to the Company during the period ending 2007.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.  This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.   Management does not expect the adoption of this Bulletin to have a material effect on the Company’s financial position and results of operations.

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management does not expect the adoption of this Bulletin to have a material effect on the Company’s financial position and results of operations.

3.	Change in Accounting Policy

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

3.	Change in Accounting Policy (Continued)

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R).  The adoption of this policy did not have a material effect on the Company’s financial position and results of operations.

4.	Inventories

	2006	2005
Raw materials	$63,119	$54,820
Work in progress	176,342	509,664
Finished goods	26,554	113,274
Supplies	10,624	14,858
	$276,639	$692,616

5	.	Property and Equipment

	2006
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$29,508	$18,210	$11,298
Computer equipment	83,404	66,164	17,240
Leasehold improvements	17,086	4,405	12,681
Office equipment	105,879	61,763	44,116
Plant equipment	1,615,828	826,212	789,616
	$1,851,705	$976,754	$874,951

	2005
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$29,509	$16,046	$13,463
Computer equipment	83,404	60,265	23,139
Leasehold improvements	17,086	3,988	13,098
Office equipment	105,879	54,941	50,938
Plant equipment	1,615,828	692,584	923,244
	$1,851,706	$827,824	$1,023,882

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

6.	Bank Loan

	2006	2005
Bank loan bears interest at a rate of U.S. prime plus 1%, interest only payments, matured on November 25, 2006. The bank has currently extended this loan until May 26, 2007. The bank loan is secured by a general security agreement. The approved credit is to a maximum of $500,000 USD	$584,941	$518,870

7.	Long-Term Debt

	2006		2005
Equipment loan, repayable in monthly Instalments of $5,461, including principal and interest at prime plus 1%, matures June 24, 2009 and is secured by equipment with a carrying amount of $789,616		$154,281		$202,460

Less current portion		154,281		202,460

	$	---	$	---

Principal instalments required to be paid over the remaining three years are as follows:

2007		$56,133
2008		59,596
2009		38,552

		$154,281

The loan agreement for the bank loan (Note 6) and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels.  As at December 31, 2006, the Company was not in compliance with these requirements.  Consequently, the equipment loan and bank loan could be repayable on demand and has been classified as current liabilities.

8.	Debentures Payable

A $275,000 unsecured convertible debenture was issued during 2003.  The convertible debenture bears interest at 10% per annum and was due on December 15, 2004.  The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of   $0.15 to $0.20 per common share.  The convertible debentures held by the public were settled with the debenture holders during 2005 for cash consideration of $161,856.  During 2005, a convertible debenture holder exercised his option to convert his $10,000 convertible debenture to 161,332 common shares of the Company at a negotiated price of $0.075 per share.  The remaining convertible debentures of $102,000 held by directors and former directors of the Company have been postponed.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9.	Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $188,298 in respect of the shares and $138,095 in respect of the warrants, based on the relative fair value of each of the components.

Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729).  Each unit comprises one common share and one half share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008.  The net proceeds from the sale of these units has been allocated between share capital $106,586 in respect of the shares and $36,085 in respect of the warrants, based on the relative fair value of each of the components.

A summary of the private placements are as follows:

	Number of Common Shares	Amount	Number of Warrants	Amount	Total

Shares issued in first private placement	4,838,284	188,298	4,838,284	138,095	326,393
Shares issued in second private placement	1,514,000	106,586	757,000	36,085	142,671

For the share purchase warrants issued pursuant to the two private placements above, the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares and warrants issued.  The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions:

Annualized volatility	165%
Risk-free interest rate	4.24%
Expected life of warrants in years	2.0 years
Dividend rate	0.0%

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9.	Share Capital (Continued)

Stock-Based Compensation Plan

a)	Summary of the stock option transactions are as follows:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2003	---	$ ---
Granted	1,872,000	0.10
Cancelled	(235,000)	0.10
Outstanding at December 31, 2004	1,637,000	0.10
Cancelled	(550,400)	0.10
Balance at December 31, 2005	1,086,600	0.10
Granted	1,700,000	0.10
Cancelled	(205,900)	0.10
Balance at December 31, 2006	2,580,700	$0.10

During the year, the Company granted 200,000 stock options to an officer of the Company on April 12, 2006, which expire on April 12, 2007, exercisable at $0.10.   The options vest on the basis of 25% immediately upon grant, 25% in three months, 25% in six months, and the remaining 25% in nine months.

In addition to the above, during the year, the Company granted 1,500,000 stock options to the directors of the Company, which expire December 21, 2011, exercisable at $0.10.   These options vest in 30 days.

During 2004, the Company has issued stock options to acquire common stock through its stock option plan.  The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested.  235,000, 550,400 and 205,900 stock options have been subsequently cancelled in 2004, 2005 and 2006, respectively.  The stock options can be exercised at $0.10 per common share and expire on April 15, 2009.  Terms and conditions of options granted are set out in the Company’s stock option plan.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9.         Share Capital (Continued)

b) The following table summarizes information about stock options outstanding at December 31, 2006, 2005 and 2004:

2006
Options Outstanding			Options Exercisable
		Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price
880,700	$0.10	2.29	880,700	$0.10
200,000	0.10	0.30	150,000	0.10
1,500,000	0.10	4.90	---	0.10

2005
Options Outstanding			Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price
1,086,600	$0.10	3.29	1,086,600	$0.10

2004
Options Outstanding			Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price
1,637,000	$0.10	4.54	803,000	$0.10

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and is fully transferable.  In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions.  Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

9.	Share Capital (Continued)

As at December 31, 2006, there was $67,487 of unrecognized compensation cost related to non-vested stock options.

During the year ended December 31, 2006, the Company recognized $ 47,626 (2005 - $33,696; 2004 - $25,272) in stock-based compensation expense.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2006	2005	2004

Interest rate	4.15%	2.58%	2.58%
Expected volatility	224%	870%	870%
Expected life options (in years)	4.53	5.0	5.0
Fair value	$0.069	$0.032	$0.032

10.	Commitments

a)
The Company has entered into a lease agreement for its current premises located in Ontario, California.  Lease concessions and escalations are amortized over the lease term and included in the calculation of minimum annual lease payments.  The minimum annual lease payments which will become owing are as follows:

2007	192,677
2008	112,394

$305,071

11.	Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company.  As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554.  This amount has been included in accounts payable.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

12.	Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 32.49% (2005 - 33.62%; 2004 - 33.87%) and the actual income tax provision are summarized as follows:

	2006		2005	2004
Computed expected income taxes (recovery)		$(640,209)	$(449,302)	$(88,423)

Increase (decrease) in tax resulting from:
Non-deductible costs		23,829	71,033	10,747
Amortization in excess of capital cost allowance for tax		45,847	67,932	21,166
Foreign exchange gain on translation		(9,734)	(13,704)	53,045
Underaccrual (overaccrual) of prior year
tax recovery		---	---	410
Losses not recognized as a future tax asset		580,267	324,041	274,752
Change in valuation allowance		---	174,750	---
Deductible research and development costs		---	---	(153,186)
Utilization of loss carry forwards		---	---	(99,119)
Total income taxes	$	---	$174,750	$19,392

The following summarizes the components included in deferred income taxes as at December 31:

	2006		2005		2004
Assets:
Tax benefits of loss carry forward		$1,432,240		$881,605	$557,565
Difference between tax value and
book value of cumulative eligible
capital		15,388		37,344	39,147
Valuation allowance		(1,447,628)		(918,949)	(421,962)
Net future tax assets	$	---	$	---	$174,750

As at December 31, 2006, the Company has $4,408,249 non-capital losses which may be used to reduce future Canadian income taxes otherwise payable. The non-capital losses expire as follows:

2009	$241,100
2010	$650,068
2014	$767,266
2015	$963,830
2026	$1,785,985

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

13.	Net Loss per Common Share

Loss per share was calculated as follows:

	2006	2005	2004

Numerator:
Net loss from continuing operations	$(1,561,652)	$(1,104,909)	$(132,927)
Net loss from discontinued operations	(408,827)	(56,753)	(108,822)

Net loss	$(1,970,479)	$(1,161,662)	$(241,749)

Denominator:
Basic and diluted weighted average
common shares outstanding	22,817,241	12,536,235	9,366,624

Loss per common share:
	2006	2005	2004

Continuing operations	$(0.068)	$(0088)	$(0014)
Discontinued operations	(0.018)	(0.005)	(0.012)

Total	$(0.086)	$(0.093)	$(0.026)

Diluted net loss per common share is calculated using the treasury stock method.  The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2006, 2005 and 2004 and were excluded from the calculation of diluted net loss per common share.

The following securities were excluded from the diluted loss per share calculations:

	2006	2005	2004
Convertible debentures	425,000	425,000	1,650,000
Warrants	5,595,284	---	---
Options	2,580,700	1,086,600	1,637,000
	8,600,984	1,511,600	3,287,000

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14.	Supplemental Cash Flow Information

a)       Changes in non-cash operating assets and liabilities:

	2006	2005	2004
Accounts receivable	$58,360	$183,866	$194,245
Prepaid expenses	18,965	(13,584)	33,638
Inventories	415,977	307,081	(83,968)
Accounts payable and
accrued liabilities	339,726	165,208	47,629
	$833,028	$642,571	$191,544

b)       Interest:

	2006	2005	2004
Interest paid	$64,583	$71,465	$48,394

15.	Related Party Transactions

During the year, the Company had the following related party transactions with corporations under significant influence of one of the Company's former directors:

	2006	2005	2004
Management fees	$48,300	$88,105	$98,061

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.	Discontinued Operations

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to mange costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario.

Summary of Discontinued Operations are as follow:

	December 31, 2006	December 31, 2005	December 31, 2004
Revenues	8,244	549,414	682,887
Cost of Sales	127,088	279,538	284,330
Expenses	289,983	326,629	289,735

Net loss	(408,827)	(56,753)	(108,822)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

16.	Discontinued Operations (continued)

Summarized Balance Sheets of the Discontinued Operation are as follow:

	December 31, 2006	December 31, 2005
Current Assets	10,338	41,016
Equipment	---	63,409
Current Liabilities	129,822	122,550

Summarized Statement of Cash flows:

	2006	2005	2004
Operating Activities
Net income (loss)	$(408,827)	$(56,753)	$(108,822)
Add back for items not involving cash	63,454	39,269	30,904
Net change in non-cash working capital	37,950	73,602	95,936
Cash provided by (used in) operating activities	(307,423)	56,118	18,018
Financing Activities
Repayment of long-term debt	---	(162,540)	(24,720)
Cash used in financing activities	---	(162,540)	(24,720)
Investing Activities
Purchase of property, plant and equipment	---	(26)	(3,607)
Proceeds on disposal of capital assets	---	405,000	---
Cash provided by (used in) investing activities	---	404,974	(3,607)
Cash provided by (used in) discontinued operations	$(307,423)	$298,552	$(10,309)

17.	Subsequent Events

On January 4, 2007, the Company announced that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval.  The Company will settle the debt by the payment of cash and by the issuance of common shares of the Company.   The Company will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share.  The Common Shares will have a four-month hold period.

On February 6, 2007, the Company received final acceptance for a private placement of an aggregate of 6,000,000 units at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

17.	Subsequent Events (Continued)

On February 14, 2007, the Company announced that, subject to regulatory approval, it intends to complete a non-brokered offering of a minimum of 750,000 units and a maximum of 1,250,000 Units at a price of $0.40 per Unit for gross proceeds of a minimum of $300,000 to a maximum of $500,000 by way of a private placement.  Each Unit is comprised of one common share and one Common Share purchase warrant.  Each whole warrant entitles the holder to purchase one  additional Common Share at a price of $0.60 per Common Share during the first year following the date of closing and at $0.75 per Common Share during the subsequent year up to a period of two years following the date of closing.   The Company intends to use the proceeds from the Private Placement for general working capital purposes.   On March 13, 2007, the Company announced that it will not be proceeding with this private placement.

18.	Financial Instruments

Foreign Currency Risk

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars.  This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies.  For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars.  The company also provides funding to its foreign subsidiary in the local currency of the subsidiary.  Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

The accounts receivable, accounts payable and long-term debt balances to be received and paid in foreign currency are subject to foreign exchange risk

Credit Risk

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.  The company has its Canadian customers insured through Export Development Canada and its U.S. customers insured through CNA Insurance Companies and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, accounts receivable, other receivable, bank indebtedness, accounts payable, accrued liabilities, bank loan, debentures and long-term debt.  As at December 31, 2006 and 2005, there were no significant differences between the carrying amounts of these items and their estimated fair values.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk and the Company’s bank loan and long-term debt is subject to interest rate cash flow risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

19.	Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber.  These segments are business units that offer different products and operate in different geographic areas.  The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A.  The discontinued segment in Ontario, Canada, obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use.  The accounting policies of the segments are as those described in Note 2.

Plastic Media				Agricultural Plastic Lumber			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Assets	$1,303,499	$1,992,552	$2,903,515	$10,338	$118,951	$725,462	$1,313,837	$2,111,503	$3,628,977

Long-lived
assets in
Canada	---	20,432	24,589	---	63,409	507,652	---	83,841	532,241

Long-lived
assets in
the U.S.	874,951	1,003,450	1,188,872	---	---	---	874,951	1,003,450	1,188,872

Sales in
Canada	---	65,086	167,700	---	93,295	281,875	---	158,381	449,575

Sales in
the U.S.	1,462,113	2,436,932	2,968,006	8,244	457,403	401,012	1,470,357	2,894,335	3,369,018

Total sales	1,462,113	2,502,018	3,135,706	8,244	550,698	682,887	1,470,357	3,052,716	3,818,593

Segment profit
(loss)	(1,561,652)	(1,108,299)	(132,850)	(408,827)	(53,363)	(108,899)	(1,970,479)	(1,161,662)	(241,749)

Amortization:
Property, plant
and equipment	148,886	194,542	253,287	---	15,877	34,228	148,886	210,419	287,515

Interest expense	87,688	68,068	46,409	---	3,397	12,100	87,688	71,465	58,509

Income taxes
(recovery)	---	174,750	19,316	---	---	76	---	174,750	19,392

Capital
expenditures	---	2,704	32,430	---	---	18,264	---	2,704	50,694

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

20.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada.  Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	2006		2005		2004
Balance Sheet Adjustments:

Additional Paid In Capital
Balance under U.S. GAAP		$778,796		$731,170	$697,474
Adjustment for stock compensation
for employees (b)		(58,396)		(58,396)	(58,396)
Balance under Canadian GAAP		$720,400		$672,774	$639,078

Accumulated Comprehensive Income
Balance under U.S. GAAP		$53,195		$53,195	$53,195
Translation adjustments (c)		(53,195)		(53,195)	(53,195)
Balance under Canadian GAAP	$	---	$	---	$—

Retained earnings (deficit)
Balance under U.S. GAAP		$(4,031,534)		$(2,061,055)	$(899,393)
Additions to deferred charges (a)				---	115,340
Translation adjustment (c)		53,195		53,195	53,195
Write-down of deferred charges (a)		---		---	(567,615)
Cumulative adjustment of prior
year’s differences		58,396		58,396	510,672
Balance under Canadian GAAP		$(3,919,943)		$(1,949,464)	$(787,801)

Effect on consolidated statement of operations
Net loss under U.S. GAAP		$1,970,479		$1,161,662	$241,749
Additions to deferred charges (a)		---		---	(115,340)
Amortization of deferred charges (a)		---		---	—
Write-down of deferred charges (a)		---		---	567,615
Net loss under Canadian GAAP		$1,970,479		$1,161,662	$694,024
Basic loss per share - Canadian GAAP		$0.09		$0.09	$0.07

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

20.	Differences Between United States and Canadian Generally Accepted Accounting Principles (Continued)

a)	Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred for project development are capitalized and amortized over the expected useful life.  Development costs incurred in 2006, 2005 and 2004 have been expensed as incurred.

b)	Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002.  Prior to this, no stock based compensation expense was required to be recorded.

c)	Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded as a cumulative translation adjustment rather than as accumulated other comprehensive income.

21.	Comparative figures

Comparative figures have been restated to conform with the statement presentation adopted for the current year.

B. Significant Changes

Discontinued Operations:

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and to attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to reduce costs and to focus its efforts in developing McAdoo Nylon Reclamation Project in Kingston, Ontario.

Results of discontinued operations:

Revenues of the discontinued operation significantly decreased by $541,170 to $8,244 for the year ended December 31, 2006 from $549,414 for the year ended December 31, 2005.

The net loss for the discontinued operation increased by $352,074 to a loss of $408,827 for the year ended December 31, 2006 from a loss of $56,753 for the year-ended December 31, 2005.    As described above, the large increase in the net loss was due to Everwood’s inability to obtain adequate supply of raw materials and thus decreasing the revenue as compared to prior year.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "PMB". The following table sets forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V.

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)

Year	Period	High	Low
2000	1 Year	0.40	0.15
2001	1 Year	0.35	0.14
2002	1 Year	0.29	0.11
2003	1 Year	0.24	0.11
2004	Quarter 1 Quarter 2 Quarter 3 Quarter 4 Annual	0.160 0.175 0.175 0.105 0.175	0.100 0.100 0.105 0.075 0.075
2005	Quarter 1 Quarter 2 Quarter 3 Quarter 4 Annual	0.0550 0.0500 0.0675 0.1300 0.1050	0.0525 0.0450 0.0630 0.1000 0.0600
2006	Quarter 1 Quarter 2 Quarter 3 Quarter 4 Annual	0.12 0.13 0.12 0.08 0..13	0.05 0.06 0.07 0.05 0.05
Latest Six Months	January 2007 February 2007 March 2007 April 2007 May 2007 June 2007	0.25 0.65 0.26 0.34 0.29 0.37	0.06 0.17 0.09 0.10 0.16 0.18

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description is a summary of the material terms of the provisions of our Articles of Incorporation.  The Articles of Incorporation have been filed as exhibits to the registration statement.

Common Shares

The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2006, there were 25,237,740 common shares issued and outstanding that were held by approximately 66 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common shares who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding common shares entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common shares are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common shares have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation that would prevent or delay change in our control.

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at December 31, 2006, the numbers of issued common shares are 25,237,740 as compared to 18,885,456 as at December 31, 2005.  No preferred shares have been issued.

During the Company had the following private placements:

Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $188,298 in respect of the shares and $138,095 in respect of the warrants, based on the relative fair value of each of the components.

Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729).  Each unit comprises one common share and one half share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008.  The net proceeds from the sale of these units has been allocated between share capital $106,586 in respect of the shares and $36,085 in respect of the warrants, based on the relative fair value of each of the components.

The net proceeds of these two private placements were used for general working purposes.

Common share issued Subsequent to year-end

On January 4, 2007, the Company announced that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval.  The Company will settle the debt by the payment of cash and by the issuance of common shares of the Company.   The Company will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share, which Common Shares will have a four-month hold period.

On February 6, 2007, the Company received final acceptance for a private placement of an aggregate of 6,000,000 units at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

On June 8, 2007, the Company received final acceptance for a private placement of an aggregate of 3,000,000 units at a price of $0.10 per Unit for gross proceeds of $300,000.  Each Unit is comprised of one common share (“Common Share”) and one Common Share purchase warrant.  Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.40 per Common Share for a period of two years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on September 26, 2007.   The Company intends to use the proceeds from the Private Placement for general working capital purposes and to assist the Company in obtaining a letter of credit for $300,000 in order to fulfill one of the conditions imposed by the City of Kingston, Ontario to obtain approval to access the McAdoo landfill site before July 1, 2007.

As described earlier, on June 20, 2007, the Company purchased all of the issued and outstanding shares owned by the shareholders of Polyran Reclamation Inc.   In consideration for the shares of Poly Ran, the Company has issued an aggregate of 7,999,996 of its common shares pro rata to the shareholders of Poly Ran. The acquisition of the Poly Ran shares was completed as an Expedited Acquisition.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares in series as fixed by the Directors without par value. As of the date of this registration statement, there are no preferred shares outstanding.

Preferred shares may be issued in series with preferences and designations as the Board of Directors may from time to time determine. The board may, without shareholders approval, issue preferred shares with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common shareholders and may assist management in impeding an unfriendly takeover or attempted changes in control.  There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred shares.

During 2003, a total of 3,030,200 preferred shares were redeemed at a value of $2,353,230 in exchange for an unsecured, non-interest bearing debenture in the amount of $1,586,250 USD.  There have been no preferred shares issuances or redemptions by the Company since December 31, 2003.  The authorization for preferred shares remains unlimited.

There is a convertible debenture remaining as at the date of this report, for a total principal value of $102,000, held by 2 subscribers, who are all directors of the Company, which is convertible to common shares of the Corporation at the rate of $0.15 to $0.20 per share.

Stock Options

As at December 31, 2006, there were 2,580,700 stock options outstanding with a weighted average exercise price of $0.10 as compared to 1,086,600 stock options outstanding with a weighted average exercise price of $0.10, at December 31, 2005.

During the year, the Company granted 200,000 stock options to an officer of the Company on April 12, 2006, which expires on April 12, 2007, exercisable at $0.10.   The options vested on the basis of 25% immediately upon grant, 25% in three months, 25% in six months, and the remaining 25% in nine months.

In addition to the above, during the year, the Company granted 1,500,000 stock options to the directors of the Company, which expire December 21, 2011, exercisable at $0.10.   These options vest in 30 days.

Share Capital Changes

Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $188,298 in respect of the shares and $138,095 in respect of the warrants, based on the relative fair value of each of the components.

Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729).  Each unit comprises one common share and one half share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008.  The net proceeds from the sale of these units has been allocated between share capital $106,586 in respect of the shares and $36,085 in respect of the warrants, based on the relative fair value of each of the components.

A summary of the private placements are as follows:

	Number of Common Shares	Amount	Number of Warrants	Amount	Total

Shares issued in first private placement	4,838,284	188,298	4,838,284	138,095	326,393
Shares issued in second private placement	1,514,000	106,586	757,000	36,085	142,671

For the share purchase warrants issued pursuant to the two private placements above, the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares and warrants issued.  The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions:

Annualized volatility	165%
Risk-free interest rate	4.24%
Expected life of warrants in years	2.0 years
Dividend rate	0.0%

Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2006, 2005 and 2004

	Share Capital
							Accumulated
					Additional		Other		Shareholders’
	Number		Number of		Paid in	Accumulated	Comprehensive	Comprehensive	Equity
	of Shares	Amount	Warrants	Amount	Capital	Deficit	Income	Loss	(Deficit)

Balance at
December 31, 2003	9,361,624	$865,584	-	$-	$672,202	$(657,644)	$53,195	$-	$933,337

Stock based compensation	-	-	-	-	25,272	-	-	-	25,272
Loss for the period	-	-	-	-	-	(241,749)	-	-	(241,749)
Comprehensive loss	-	-	-	-	-	-	-	(241,749)	-

Balance at
December 31, 2004	9,361,624	865,584	-	-	697,474	(899,393)	53,195	-	716,860

Conversion of debenture	9,523,832	1,132,954	-	-	-	-	-	-	1,132,954
Stock based compensation	-	-	-	-	33,696	-	-	-	33,696
Loss for the period	-	-	-	-	-	(1,161,662)	-	-	(1,161,662)
Comprehensive loss	-	-	-	-	-	-	-	(1,161,662)	-

Balance at
December 31, 2005	18,885,456	1,998,538	-	-	731,170	(2,061,055)	53,195	-	721,848

Issuance of common shares	6,352,284	294,884	5,595,284	174,180	-	-	-	-	469,064

Stock-based
Compensation	-	-	-	-	47,626	-	-	-	47,626
Loss for the period	-	-	-	-	-	(1,970,479)	-	-	(1,970,479)
Comprehensive loss	-	-	-	-	-	-	-	(1,970,479)	-

Balance at
December 31, 2006	25,237,740	$2,293,422	5,595,284	$174,180	$778,796	$(4,031,534)	$53,195	$-	$(731,941)

B. Memorandum and Articles of Association

The Articles of Association of the Company, as amended to date, has been filed as Exhibit 1.0 to the Company's Registration Statement on Form 20-F, filed with the Securities and Exchange Commission. The Articles of Association were approved by shareholders on October 25, 1995.  Amendments were registered on April 23, 1999 and on June 12, 2003.

The Company is incorporated pursuant to the Companies Act, Chapter 21, Revised Statutes of Alberta 2000 (Companies Act), which provides for the powers, rights and responsibilities of all corporations registered within the jurisdiction of the Province of Alberta.

The primary requirements and provisions of the Company’s articles of association are included in the Companies Act and apply to the Company, subject only to changes that have been made through Directors’ Resolutions that have been filed as certificates and amendment and registration of restated articles, as included in Exhibit 1.0.  Pursuant to the Companies Act, (a) a director may not vote on a proposal, arrangement or contract in which the director has a material interest; (b) the directors may not, in the absence of an independent quorum, vote compensation to themselves or any members of their body; (c) the directors may only exercise borrowing powers, or vary those powers, through the approval of a majority of their number attendant at a duly convoked meeting of directors, with the vote results being recorded in the minutes of the meeting; (d) there is no age limit requirement in respect of retirement or non-retirement of directors; and (e) ownership of shares is not required for director’s qualification.

Any change in the rights of holders of the stock, however proposed, must be approved by at least a two-thirds majority vote of the common shareholders.  Pursuant to the Companies Act and the regulations of the Alberta Securities Commission, the vote may be conducted through a formal polling of shareholders, or it may be taken at a duly convoked general or special meeting of shareholders.   The law requires that at least one general meeting of shareholders must be convoked each year.  The notice for a general or extraordinary meeting must be promulgated at least 45 days in advance of the meeting date through delivery to all shareholders of record as at a date, prior to the date of issuance of the notice, which must be published with the notice.

C.   Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company’s Acting Chief Executive Officer and Acting Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Further, because the Company is a registrant under US securities legislation, the Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

The Company has assessed the design of its internal controls over financial reporting and during this process management identified the following material weaknesses:

a)
Due to limited staff, the Company is not able to achieve complete segregation of incompatible duties and achieve a formal authorization and approval process for transactions and payments.  In order to compensate for this weakness, the Acting Chief Executive Officer and Acting Chief Financial Officer along with senior management oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements.

b)
Bank reconciliations currently are not performed or reviewed on monthly basis.  Management intends to implement policies and procedure requiring bank reconciliations be prepared, reviewed and approved on a monthly basis.

c)
Inventory count tags were not used in the year-end inventory count and there were inconsistencies in the method used to weigh inventory.   Management intends to implement policies and procedures to use count tags during inventory counts to ensure inventory is not double counted and that there is a consistent weighting method to be used to ensure inventory is accurately measured.

d)
Due to limited staff, the Company’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.    In addition, certain government filings are often filed late.   Management intends to implement policy and procedures to ensure government filings are filed on time.

e)
There is a lack of control over the retention of some supporting documents.   Management intends to centralize accounting function in one office and implement policies and procedures to ensure proper retention of supporting documentation.

f)
During period and year-end, certain transactions are not recorded in the proper time frame resulting in “cut-off” errors.   Management intends to implement policy and procedures to ensure that transactions are recorded in the proper period that they relate to.

It should be noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance, they do not expect that the internal controls over financial reporting would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

D. Material Contracts

Material contracts, other than contracts entered into during the ordinary course of business, entered into during the two years immediately preceding the date of this submission are:

None.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See Item 10 E - Taxation, below.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Alberta or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Company.

The purpose of the Act is to provide for the review of significant investments in Canada by non-Canadians in order to ensure benefit to Canada. The legislation describing the "review function" and associated rules are complex and any non-Canadian considering an investment to which the Act might apply can obtain information about the Act and regulations from the Government of Canada athttp://strategis.ic.gc.ca/epic/internet/inica-lic.nsf/en/Home.

The provisions of the Act apply to any person who is not a Canadian citizen or a permanent resident, within the meaning of the Immigration Act (ie. a person who has been ordinarily resident in Canada for not more than one year after the time at which he/she first became eligible to apply for Canadian citizenship).  For the purposes of the Act, a non-Canadian includes any entity that is not controlled or beneficially owned by Canadians.

Non-Canadians must either file a Notification or an Application for Review of an investment unless a specific exemption applies pursuant to section 10 of the Act.  The determination of which action is required is dependent upon the following conditions:

1.
A Notification must be filed by a non-Canadian when commencing a new business activity in Canada and when acquiring control of an existing Canadian business where the establishment or acquisition of control is not a reviewable transaction.  Pursuant to the Act, a Notification must be filed no later than thirty days after the implementation of the investment.

2.
An Application for Review of the investment must be submitted when it is for an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds any of the following thresholds:

(a)
For an investor who is not from a World Trade Organization country, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply, however, for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the total assets of the business.

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by investors who are from a World Trade Organization country, such as the United States of America. The threshold that was set for 2004 was $237 million. Pursuant to Canada's international commitments, indirect acquisitions by investors who are from World Trade Organization countries are not reviewable.

(c)	The limits set out in paragraph (a) apply to all non-Canadian investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)	provides any financial service;

(iii)	provides any transportation service; or

(iv)	is a cultural business.

3.
Notwithstanding the above, any investment for which only a Notification is usually required, including the establishment of a new Canadian business, and which falls within a specific business activity listed in Schedule IV of the Regulations Respecting Investment in Canada, may be reviewed if an Order-in-Council from the Government of Canada directing a review is made and a notice is sent to the non-Canadian investor within 21 days following the receipt of a certified complete notification.  The types of businesses included in Schedule IV are those involved in:

(a)	The publication, distribution or sale of books, magazines, periodicals or newspapers in print or machine readable form.

(b)	The production, distribution, sale or exhibition of film or video products.

(c)	The production, distribution, sale or exhibition of audio or video music recordings.

(d)	The publication, distribution or sale of music in print or machine readable form.

E. Taxation

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 9% reduction, in 1996, and a 10% reduction in 1997 and thereafter, in the withholding tax rate on the gross amount of dividends is applicable when a US corporation owns at least 10% of the voting  sharesof the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada) ("Tax Act'), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident (b) the person with whom the nonresident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

As a foreign corporation with US shareholders, the Company could be treated as a passive foreign investment Corporation ("PFIC"), as defined in Section 1296 of the Internal Revenue Code. This determination is dependent upon the percentage of the Company's passive income, or the percentage of the Company's assets, which are producing passive income. US shareholders owning shares of a PFIC may defer the U.S. tax with respect to that investment until the US holder disposes of the PFIC shares or receives certain distributions. At that time, the U.S. holder is subject to US tax, plus interest, based on the value of the tax deferral for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of the shares of the PFIC as ordinary income rather than as a capital gain.

Gain from a disposition of PFIC shares or certain distributions are treated as income earned ratably over the period during which the shareholder has held the shares. That portion allocable to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income in the year of distribution as ordinary income, rather than as a capital gain. That portion of the distribution or disposition which is not allocable to the current year is subject to deferred U.S. tax (the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year), plus interest.

However, if the U.S. shareholder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. shareholder would include annually in his gross income his pro-rata share of the PFIC's earnings and profits and any net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal Income tax on such income inclusions income not currently received. Special rules apply to U.S. shareholders who own their interests in a PFIC through intermediate entities or persons.

This section describes the material United States federal income tax consequences of owning shares. The United States Taxation subsection applies to you only if you hold your shares as capital assets for tax purposes. The United States Taxation subsection does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a dealer in securities;

●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

●	a tax-exempt organization;

●	a life insurance company;

●	a person liable for alternative minimum tax;

●	a person that actually or constructively owns 10% or more of our voting stock;

●	a person that holds shares as part of a straddle or a hedging or conversion transaction; or,

●	a US holder (as defined below) whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions These laws are subject to change, possibly on a retroactive basis.

You are a "U.S. holder" if you are a beneficial owner of shares and you are:

●	a citizen or resident of the United States;

●	a domestic corporation;

●	an estate whose income is subject to United States federal income tax regardless of its source; or,

●
a trust, if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). This includes any supplementary dividend or any additional dividends that we may elect to distribute to shareholders not tax resident in Canada, as explained in the Canada Taxation subsection. Dividends paid by us will not constitute qualified dividend income that would be eligible for the special tax rate applicable to qualified dividend income. Withholding tax is deducted from the ordinary dividend, any supplementary dividend and any additional dividend. You should include any supplementary dividend and any additional dividends and Canada tax withheld from the dividend payments in this gross amount even though you do not in fact receive the withholding tax. Any dividend is taxable to you when you receive the dividend, actually or constructively. Any such dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States holder will be the US dollar value of the Canada dollar payments made, determined at the spot Canada dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

Subject to certain limitations, the Canada tax withheld and paid over to Canada should be creditable against your United States federal income tax liability However, it is not certain that withholding tax deemed paid from a supplementary dividend will be creditable, because that tax may not be considered withheld or may be considered a non-creditable subsidy.

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be "passive" or "financial services" income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the PFIC rules discussed above, if you are a United States holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares. Capital gain of a non-corporate United States holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

F. Dividend and Paying Agents

The Company has not declared any dividends in any of its years of operations, and has therefore not appointed a dividend paying agent.  The Company’s articles of association do not contain any provision to prohibit the payment of dividends to its shareholders.  However, the Companies Act stipulates that no dividend shall be declared if a company is insolvent, if the dividend would render the company insolvent, or if the dividend would impair the capital of the company.  Further, if a dividend was to be declared and paid by a company under the preceding stated conditions, the directors of the company would be jointly and severally liable to the company and its creditors for the debts that would exist after the declaration and payment of such a dividend.

G. Statement by Experts

Included as Exhibit 10.1 in respect of the audited financial statements of the Company for the years ending December 31, 2006, 2005 and 2004.

H. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the Principal Executive Offices of the Company located at 4287B Dawson Street; Burnaby, BC; V5C 4B3.  Requests for documents from the Company may be made at (604) 263-8885, by fax to (604) 293-8234, or by e-mail to tking@poly-pacific.com.

I. Subsidiary Information

Not applicable, since it is included in the financial statements pursuant to generally accepted accounting principles.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

Not applicable.

B. Code Of Ethics

Not applicable.

C. Principal Accountant Fees And Services

Not applicable.

D. Exemption From Listing Standards For Audit Committees

Not applicable.

E. Purchases Of Equity Securities By The Issuer And Affiliated Persons

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
10.1	Consent of accountants pursuant to Item 10.G

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Poly-Pacific International Inc.
(Registrant)
Pursuant to the requirements of the Securities Act of 1933, this Form 20-F Filing has been signed by the following person in the capacity and on the date indicated.

Date	Name and Signature	Title

July 23, 2007	/s/ Randy Hayward	President
Randy Hayward