Form 20-F/A
period 2006-12-31
POLY-PACIFIC INTERNATIONAL INC.
filed 2008-01-17
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1--Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	7

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1--Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	9
D. Risk Factors	9

ITEM 4. INFORMATION ON THE COMPANY	12
A. History and Development of the Company	12
B. Business Overview	14
PLASTIC BLASTING MEDIA	15
Plastic Media Development and Testing	15
MultiCut Blasting Media	15
Lease and Recycle Blasting Media	16
Raw Materials Supply	16
Competition in the Blasting Media Industry	16
RECYCLED PLASTIC LUMBER	17
Entry to the Business	17
Recycled Plastic Lumber Development and Testing	17
Recycled Plastic Lumber Products	17
Markets and Marketing	17
Manufacturing	18
Raw Materials Supply	18
Governmental Regulations	19
General Applicability	19
Our Operations	19

GENERAL COMPANY INFORMATION	21
Warranties	21
Customer Dependence	21
Seasonality	21
Property, Plants and Equipment	22

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
Company's Critical Accounting Policies	24
A. Operating Results	30
Table 5.1--Summary of Operations for the Blasting Media	30
Table 5.2--Summary of Operations for the Plastic Lumber	30
B. Liquidity and Capital Resources	34
C. Research and Development, Patents and Licenses	36
D. Trend Information	37
E. Off Balance Sheet Arrangements	37
F. Tabular Disclosure of Contractual Obligations	37

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	37
A. Directors and Senior Management	37
B. Compensation	39
C. Board Practices	43
D. Employees	43
E. Share Ownership	43

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
A. Major Shareholders	44
B. Related Party Transactions	44
C. Interests of Experts and Counsel	45

ITEM 8. FINANCIAL INFORMATION	45
A. Consolidated Financial Statements and Other Financial Information	45
Consolidated Financial Statements for December 31, 2004, 2003 and 2002	46
B. Significant Changes	72

ITEM 9. THE OFFER AND LISTING	73
Table 9.1--History on TSX Venture Exchange (in Canadian Dollars)	73

ITEM 10. ADDITIONAL INFORMATION	74
A. Share Capital	74
Common Shares	74
Preferred Shares	76
Share Capital Changes	77
B. Memorandum and Articles of Association	79
C. Material Contracts	79
D. Exchange Controls	80
E. Taxation	81
F. Dividend and Paying Agents	85
G. Statement by Experts	85
H. Documents on Display	85
I. Subsidiary Information	85

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

Results of Continuing Operations

Overall, the Company recorded a consolidated net loss of $1,561,652 ($0.068 per common share) for the year ended December 31, 2006 as compared with a consolidated net loss of $930,159 ($0.088 per common share) for the year ended December 31, 2005. The large increase in the consolidated loss for 2006 as compared to 2005 was primarily attributable to the write-off of C$353,718 related to slow-moving inventory (see Revenue and Direct cost section below) and costs of $171,138 related to consulting and other fees, which were settled through the issuance of shares subsequent to year-end. The large decrease in gross margin is because, as noted above, a significant amount of the Company’s inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing gross profit.

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

Occupancy costs increased by $7,392 from $326,909 to $334,301, primarily as a result of fees associated with late rent payments and additional repair and maintenance costs incurred.

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

C. Material Contracts

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2007, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, and the Company's Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

The aforementioned evaluation identified the following material weaknesses:

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

As noted above, the issues that resulted from these weaknesses were properly addressed before the completion of our financial statements for the fiscal year ending June 30, 2006 by taking the steps identified above.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended June 30, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

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
*  All exhibits previously filed

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

Date	Name and Signature	Title

January 15, 2008	/s/ Randy Hayward	President
Randy Hayward