Form 20-F
period 2007-12-31
POLY-PACIFIC INTERNATIONAL INC.
filed 2008-07-24
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2007
Commission File Number: 000-51180

Poly-Pacific International Inc.
 (Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

1279 E. 51st Avenue
Vancouver, BC
V5X 1E9
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
58,720,279 Common Shares and 0 (zero) Preferred Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:  No:   

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:  Item 18:   

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1--Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	6

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1--Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY	10
A. History and Development of the Company	10
B. Business Overview	10

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	13
Company's Critical Accounting Policies
A. Operating Results	16
Table 5.1--Summary of Operations for the Blasting Media	17
Table 5.2--Summary of Operations for the Plastic Lumber	17
B. Liquidity and Capital Resources	19
D. Trend Information	21
E. Off Balance Sheet Arrangements	21
F. Tabular Disclosure of Contractual Obligations	21

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A. Directors and Senior Management	21
B. Compensation	23
C. Board Practices	27
D. Employees	27
E. Share Ownership	27

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
A. Major Shareholders	28
B. Related Party Transactions	28
C. Interests of Experts and Counsel	28

ITEM 8. FINANCIAL INFORMATION	29
A. Consolidated Financial Statements and Other Financial Information	30
Consolidated Financial Statements for December 31, 2007, 2006 and 2005	30
B. Significant Changes	30

ITEM 9. THE OFFER AND LISTING	60
Table 9.1--History on TSX Venture Exchange (in Canadian Dollars)	60

ITEM 10. ADDITIONAL INFORMATION	61
A. Share Capital	61
Common Shares	61
Preferred Shares	61
Stock options	61
B. Memorandum and Articles of Association	65
C. Disclosure controls and Procedures update	65
D. Material Contracts	66
E. Exchange Controls	66
F. Taxation	68
G. Dividend and Paying Agents	71
H. Statement by Experts	71
I. Documents on Display	71
J. Subsidiary Information	72

EXPLANATORY NOTE REGARDING FORM 20-F

This Form 20-F is filed for the years ended December 31, 2007, 2006, and 2005.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Table 1.1—Company Directors and Officers

Name	Position	Business Address
Randy Hayward (appointed Feb 16, 2007)	President, Acting Chief Executive officer and Active Chief Financial Officer and Director	1279 E. 51st Avenue, Vancouver, British Columbia, V5X 1E9
Richard Oravec (appointed Feb. 16, 2007)	Director	New York, New York, USA
Greg Pendura (appointed July 6, 2007)	Director
Dick Sharples (appointed Nov. 2, 2007)	Director
David Tam (resigned Nov. 2, 2007)	Director, Secretary and Canadian Counsel	1500 Manulife Place 10180-101 Street Edmonton, Alberta T5J 4K1
Mike Duff (resigned Nov. 2, 2007)	Director	2380 Commerce Place 10155-102 Street Edmonton, Alberta T5J 4G8
Edward Chambers (resigned Nov. 2, 2007)	Director	2835 Lansdowne Road Victoria, British Columbia V3R 3P8

B. Advisers

The Company banks with the Bank of Nova Scotia (ScotiaBank) at 11508 Jasper Avenue, Edmonton, Alberta T5K 0M8. The telephone number for the ScotiaBank is 780-448-7930.  The Company’s Canadian corporate legal advisor is Roy Hudson who is a partner in Davis LLP. The address for Davis LLP is 1500 Livingston Place, 1000-250 2nd St. SW. Calgary, Alberta, Canada, and T2P. The telephone number for Roy Hudson  is 403-698-8708.

C. Auditors

The Company’s auditor is K.R. Margetson Ltd. located at 5588 Inlet Avenue, Sechelt, British Columbia, Canada V0N 3A1.  The audit contact partner is Keith Margetson, C.A. and C.P.A.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for fiscal years ended December 31, 2007 have been audited by K.R.Margetson Ltd.  Consolidated financial statements for fiscal years ending December 31, prior to 2007 have been audited by Collins Barrow Edmonton LLP, Chartered Accountants. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for the years ended December 31, 2007 and 2006 included elsewhere in the Exhibits to this Report.

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

Poly-Pacific International Inc.
	Year ended 31/12/2007	Year ended 31/12/2006	Year ended 31/12/2005	Year ended 31/12/2004	Year ended 31/12/2003
Total Consolidated Revenues	--	1,470,357	3,052,716	3,819,057	4,242,326
Total Operating Expenses	2,975,383	2,281,996	4,389,138	4,041,414	4,554,582
Income tax expense (recovery)	---	--	174,750	19,392	(154,134)
Net Loss	(2,975,383)	(1,970,479)	(1,161,662)	(241,749)	(158,122)
Discount on Redemption of Preferred Shares		--	--	--	613,806
Net Income (Loss) available to Common Shareholders	(2,975,383)	(1,970,479)	(1,161,662)	(241,749)	455,684
Net Income (Loss) per share	(0.06)	(0.09)	(0.09)	(0.03)	0.05
Diluted Earnings (Loss) per share	(0.06)	(0.09)	(0.09)	(0.03)	0.04

Total Assets	497,356	1,313,837	2,111,503	3,628,977	3,911,897
Long term obligations	171,749	2,045,778	--	137,820	1,785,766
Additional Paid in Capital	1,791,076	778,796	731,170	697,474	672,202
Accumulated Comprehensive Income	53,195	53,195	53,195	53,195	53,195
Common Shares Capital	5,488,253	2,467,602	1,998,538	865,584	865,584
Preferred Shares Capital	---	--	--	--	--
Accumulated Deficit	(7,006,917)	(4,031,534)	(2,061,055)	(899,393)	(657,644)
Total Shareholders Equity	325,607	(731,941)	721,848	716,860	933,337

Common Shares outstanding	58,720,279	25,237,740	18,885,456	9,361,624	9,361,624
Weighted Average – Diluted Shares	47,146,785	22,817,241	12,536,235	9,361,624	12,031,813

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

Annual Periods	2007	2006	2005	2004	2003
Rate at end of period	1.0120	0.8671	0.8576	0.8310	0.7738
Average rate during period	0.9309	0.8700	0.8253	0.7696	0.7159
High Rate	0.8437	0.8629	0.8672	0.8493	0.7738
Low Rate	1.0908	0.8700	0.7853	0.7158	0.6349

Monthly Periods	May/08	Apr/08	Mar/08	Feb/08	Jan/08	Dec/07
Rate at end of period	1.0062	0.9909	0.9732	1.0208	0.9982	1.0120
Average rate during period	1.0007	0.9865	0.9971	1.0014	0.9902	0.9979
High Rate	0.9816	0.9909	0.9732	0.9843	0.9714	0.9789
Low Rate	1.0163	0.9979	1.0162	1.0291	1.0096	1.0221

On June 20, 2008, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $.9830 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Capitalization of Poly-Pacific International Inc. in Canadian Dollars
Description	Authorized	Balance at December 31, 2007
Debentures	N/A	$102,000
Common Shares	Unlimited (58,720,279 issued and outstanding as of December 31, 2007)	$5,488,253

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

Because we do not have a compensation committee, shareholders will have to rely on the entire board of directors,  one members of which are not independent, to perform this function.

We do not have a compensation committee comprised of independent directors.  Indeed, we do not have a compensation committee.  This function is performed by the board of directors as a whole in respect of compensation of officers of the corporation.  Mr. Randy Hayward, President as a member of the board of directors is not an independent directors.  The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors in respect of that officer’s compensation.  Thus, there is a potential conflict in that board members who are not independent may participate in discussions concerning management compensation other than their compensation and other issues that may affect management decisions.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Poly-Pacific International Inc. is an Alberta Canada corporation number 20671721, which was registered on October 25, 1995 with the purpose of forming a Junior Capital Pool.  The initial public offer raised $300,000 in equity capital upon closing on January 22, 1996.  Back then, the common shares trade~~d~~ only in Canada on the TSX Venture Exchange, symbol PMB. The Junior Capital Pool acquired the business of Poly-Pacific Inc., a privately held company that began operations in 1989, through an exchange of shares that brought in the $500,000 previously raised through private placements.

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

The address of our principal executive offices is 1279 51st Avenue East, Vancouver, British Columbia, V5X 1E9:  (604) 324-2110.   The name and address of our registered agent in Canada is:  Davis LLP, :Livingston Place, 1000-250 2nd St. SW, Calgary, Alberta, T2P 0C1.

Discontinued Operations

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to mange costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario.  On November 1, 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc. and its operations in Ontario

B. Business Overview

As discussed earlier, Since its inception, the Company has worked to refine its MultiCut ™ plastic blasting media by developing the technology to provide consistent, high quality products for military, commercial and industrial customers.

During the previous four years, worldwide demand for plastic blast media has declined. This is due in large part to the high cost of plastics, which are largely petroleum based, combined with other less expensive competing products that have entered the market, such as starches, that are gaining in popularity. Starches are less abrasive than plastic blast media, allowing them to become a preferred method in the removal of paint on the aluminum fuselages in the airline and aerospace industries. Starches are also deemed to be more environmentally friendly than plastic. In addition to this, one of the largest consumer’s of blast media, the U.S. Military, has demanded ever increasing standards on the product.  Complying with these military specifications (“Mil-Spec”) is a very costly venture. Currently in North America, there are too many plastic blast media manufacturers competing in a shrinking market.

Management at Poly-Pacific has concluded that being a manufacturer of plastic blast media is no longer economically viable. Recognizing this, they have made the decision to redirect the company from being a buyer of plastics to being a provider of the commodity. Poly-Pacific has a long history in recycled plastics, purchasing the majority of its scrap plastic from China. As such, it has identified the worldwide shortage in certain types of plastics, specifically petroleum based polymers. As a result of this decision, the company is now focusing its efforts in the reclamation of polymers, specifically nylon, that have strategically been buried in landfill sites around the world.

Utilizing its expertise in the recycling of plastics, Poly-Pacific has sought out several landfill sites in North America that contain vast quantities commercial grade of nylon. These nylon deposits were as a result of over-production by the various manufactures during the 1950’s, 60’s and 70’s. Nylon, being a synthetic fibre, takes hundreds of years to decompose. Nylon which was deposited underground thirty to forty years ago will still retain most of its virgin commercial value. As a commodity, nylon is one of the most popular polymers in use today. When first invented in the 1940’s, nylon was mainly used for parachutes, toothbrushes and stockings. Nylon was also a principle component in the manufacturing of automotive tires up until the 1960’s. Today, nylons largest market, motor vehicles, accounted for 45% of total demand. Other major markets include electrical and electronics, consumer and institutional goods, packaging and industrial products. Advances in the motor vehicle market will fuel gains, as nylon will continue to penetrate new applications in engine and mechanical areas. Electrical and electronic markets will be bolstered by gains in wire, cable and electronic component uses. Worldwide nylon demand is estimated to increase by 40% by 2015.

The Company has a long standing experience in the recycling industry and have built a reputation on manufacturing and distributing environmentally safe and technologically advanced alternatives used in the paint stripping industry. With growing landfill sites becoming a worldwide problem, landfill reclamation projects provide Poly-Pacific with a unique opportunity to assist in cleaning our environment, while earning revenue for the Company and enhancing shareholder value. The Company will continue to pursue its business model to include the reclamation of landfill sites and industrial polymer fibre throughout North America.

The Company was introduced to the opportunity to bid on a Request for Proposal by the City of Kingston, Ontario in the spring of 2006 for a landfill site (McAdoo), which is purported to contain up to 350 million pounds of Nylon Type 6/6. In February 2007, the City of Kingston awarded Poly-Pacific the right to conduct an assessment of this property to determine the viability of this operation.  To capitalize on this opportunity, Poly-Pacific plans to utilize its expertise as a recycler to reclaim the McAdoo Site, along with other landfill sites containing nylon throughout North America. The company has well established connections into the Chinese market for which the nylon will be sold into.

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

Property, Plants and Equipment

With the decision to discontinue Everwood and Poly Pacific Technologies Inc., the facilities in St. Thomas, Ontario and Ontario, California no longer exists.

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

The Company incurred a net loss for the year ended December 31, 2007 of $2,975,383 with a total accumulated deficit of $7,006,917.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 17.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”).  As discussed in Note 12, on December 31, 2007, Poly-Pacific Technologies Inc. was classified as a discontinued operation and Everwood Inc. was classified as a discontinued operation as of December 31, 2006.  All inter-company transactions have been eliminated on consolidation.

Polyran Reclamation Inc. (“Polyran” was accounted for as variable interest entity in 2006.  During the 2007 year, the Company completed an Expedited Acquisition under the policies of the TSX Venture Exchange whereby it purchased all the issued and outstanding shares of Polyran.  The result of the acquisition is that the Company became the sole owner of all the assets of Polyran and accordingly all its operations have been included in the accounts of the Company.

Measurement uncertainty

The preparation of financial statements is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  The likely outcome of these claims cannot be determined at this time and no provision has been made in the consolidated financial statements.  As a result, the range of measurement uncertainty is not determinable.

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

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2007, there were cash equivalents of $20,000 (2006 - $nil).

Equipment

Equipment is recorded at cost and amortized over its estimated useful life.  Amortization is calculated at the following annual rates:

Computer equipment	-30% declining balance
Office equipment	-20% declining balance

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

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries and other expenses.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

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

Recent Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, "Fair Value Measurements”.  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2008.  The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”.  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2008.  The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), "Business Combinations”.  SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 141(R) on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

In March, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No 161. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.   The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

 Comprehensive Income

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.

A. Operating Results

Prior to 2007, the Company's activities from 2001 thru to 2006 can be divided into two different product lines: (1) blasting media, (2) plastic lumber. The expenditures for operations and capital incurred for these product lines are itemized in the Tables 5.1 and 5.2.

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

Table 5.2—Summary of Operations for the Plastic Lumber

The summary of operations for plastic lumber products (in Canadian $), as reported pursuant to U.S. GAAP, are presented in this table.

Poly-Pacific International Inc.
Summary of Financial Information in Canadian Dollars
Product - Plastic Lumber	Year ended 31/12/2006	Year ended 31/12/2005	Year ended 31/12/2004
Plastic Lumber Sales in Canada	---	93,295	281,875
Plastic Lumber Sales outside Canada	8,244	457,403	401,012
Total Plastic Lumber Sales Revenues	8.244	550,698	682,887
Income Tax Expense (Recovery)	---	---	76
Plastic Lumber Net Income (Loss)	(408,827)	(53,363)	(108,899)

Capital Expenditures	---	---	18,264

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended December 31, 2007:

	Year ended December 31, 2007
	Q4	Q3	Q2	Q1
Revenues from continuing operations ($)	-	-	-	-
Loss from continuing operations ($)	(715,291)	(609,277)	(668,014)	(769,345)
Recovery (loss) from discontinuing operations ($)	1,070,217	(541,443)	(436,014)	(306,306)
Basic and diluted loss per share from continuting operations ($)	(0.02)	(0.01)	(0.01)	(0.02)
Basic and diluted earnings (loss) per share ($)	0.01	(0.01)	(0.03)	(0.03)

	Year ended December 31, 2006
	Q4	Q3	Q2	Q1
Revenues from continuing operations ($)	-	-	-	-
Loss from continuing operations ($)	(445,267)	(144,986)	(180,948)	(85,837)
Recovery (loss) from discontinuing operations ($)	(390,890)	(644,428)	(88,730)	10,607
Basic and diluted loss per share from continuting operations ($)	(0.02)	(0.01)	(0.01)	-
Basic and diluted loss per share ($)	(0.04)	(0.04)	(0.01)	-

Results of Continuing Operations

Overall, the Company recorded a consolidated net loss of $2,975,383 ($0.06 per common share) for the year ended December 31, 2007 as compared with a consolidated net loss of $1,970,470 ($0.09 per common share) for the year ended December 31, 2006.  The difference of $1,004,904 is attributed to an increase of $1,904,889 in operating expenses of the continued operations and a decrease of $899,985 in losses from discontinued operations.

Operating Expenses of the continued operations:

Overall, operating expenses were $2,761,927 for the year December 31, 2007 compared to $857,038 for the year period ended December 31, 2006.  The changes in operating expenses for the year ending December 31, 2007 are attributed to the following:

General and administrative expenses increased by $533,712 from $516,952 to $1,050,664 for the year ended December 31, 2006.  With an increase in corporate activity, in particular, the change in corporate focus to fibre reclamation, the company incurred additional consulting and contractor expenses.  Along with this, additional travel expenses were incurred for various site visits conducted during this process including trips to the McAdoo Landfill Site in Kingston, Ontario.

Occupancy costs increased by $68,648 from $26,421 to $94,769 as the Company operated satellite offices in Nanaimo, Chilliwack and Burnaby, British Columbia during the 2007 as compared to one in Burnaby in 2006.

Professional fees increased by $117,743 from $229,701 to $347,444.  This was primarily due to an increase in legal fees relating to the overall increase in corporate activities relating the acquisition of Polyran, stock options and warrant exercises, discontinuance of Poly-Pacific Technologies and Everwood and in other corporate and legal matters.

Amortization of equipment decreased by $1,471 from $5,393 to $3,922.  There were no additions or disposals of any capital assets during the year.

Management fees, paid to a corporation controlled by a former director, was nil for 2007.  This was a decrease $48,300 for the year ended December 31, 2006.

Foreign exchange loss for year ended December 31, 2007 was $17,889 as compared to $1,458 in the prior year. The change is due to timing differences (difference in the amount recorded as compared to the amount paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense increased $27,436 to $30.675 for the year ended December 31, 2007.  This increase is primarily due to the interest from the $300,000 convertible debenture raised and paid for during 2007.

The company also incurred $182,239 of engineering fees in 2007 for the Kingston McAdoo Project.

The company had other income of $148.894 which was the result of costs recovered from the Joint Venture with Fando Holding (Canada) Ltd.

Income taxes:

The Company had a $nil balance for current taxes due to losses for year ended December 31, 2007.  The Company recognized a deferred income taxes expense of $nil for the year ended December 31, 2007.

Fourth Quarter - Results of Continuing Operations

The loss for the fourth quarter ended December 31, 2007 was $715,291 compared to a loss of $445,267 for the fourth quarter ended December 31, 2006.  The increase of $270,028 is mainly attributable to stock based compensation expense.

Discontinued Operations:

On November 1, 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc. and its operations in Ontario California.

In addition, during fiscal 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease Everwood’s operations in St. Thomas, Ontario.

As a result of these discontinued operations, the Company’s principal focus is fibre reclamation of industrial landfill sites.

Contingencies

Through the ordinary course of business, there is one claim against the Company for $12,182.  There are also claims totalling $326,561 against the Company’s subsidiaries, whose operations are now discontinued.  As at the date of these consolidated statements, no claim against the Company has been made in connection with its subsidiaries’ operations.  The likely outcome in either instance cannot be determined at this time and no provision has been made in the consolidated statements for any potential payment.

Measurement uncertainty

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

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  The likely outcome of these claims cannot be determined at this time and no provision has been made in the consolidated financial statements.  The range of measurement uncertainty is not determinable.

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form, as reported pursuant to U.S. GAAP, as at the years ended December 31, 2006, 2005 and 2004:

Year	Current assets	Total assets	Current liabilities
2007	181,637	497,356	171,749
2006	409,486	1,313,837	1,765,189
2005	994,796	2,111,503	1,389,655

Working capital as at December 31, 2007 was $9,888 as compared to working capital deficiency of $1,355,703 as at December 31, 2006.   This large increase in the working capital was due to the Company’s ability to close 4 rounds of private placements during the year and the support from option and warrant holders to exercise their holdings.

The Company’s cash position increased by $101,389 as at December 31, 2007, as compared to a cash balance of $nil as at December 31, 2006. The Company used $2,364,489 to fund continuing operations and used $638,276 to fund discontinued operation, and received cash of $3,104,154 from financing activities for the year ended December 31, 2007.  During the year, the Company did not use or receive any funds from investing activities.

The following table delineates the sources and uses of cash by the Company during the most recent three years covered by the financial statements.

POLY-PACIFIC INTERNATIONAL INC
STATEMENT OF CASH FLOW
POLY PACIFIC INTERNATIONAL
	2007	2006	2005
Operating Activities
Net loss for the year from continuing operations	$(2,761,927)	$(857,038)	$(861,883)
Items not involving cash
Amortization of equipment	3,922	5,393	6,864
Deferred income taxes	-	(174,750)	174,750
Stock-based compensation	1,012,280	47,626	33,696
Net change in non-cash operating assets and	(618,764)	221,969	11,102
liabilities
Funds provided by (used in) continuing operations	(2,364,489)	(756,800)	(635,471)

Funds provided by (used in) discontinued	(638,276)	(82,735)	498,561
operations
Cash provided by (used in) operating activities	(3,002,765)	(839,535)	(136,910)

Financing Activities
Bank overdraft advances (repayment)	-	19,131	(2,996)
Funds provided by variable interest entity	-	280,589	-
Issuance of share capital, net of share issue costs	3,104,154	469,064	1,132,954
Debenture payable advances (repayment)	-	17,000	(1,558,953)
Funds provided by discontinued operations	-	48,304	35,771
Cash provided by (used in) financing activities	3,104,154	834,088	(393,224)

Investing Activities
Funds provided by discontinued operations	-	-	402,296

Cash provided by investing activities	-	-	402,296

Increase (decrease) in cash and cash equivalents	101,389	(5,447)	(127,838)

Cash and cash equivalents, beginning of year	-	5,447	133,285

Cash and cash equivalents, end of year	$101,389	$-	$5,447

Capital commitments:

The Company has no commitments for property and equipment expenditures for 2007.  The Company has forecasted that any property and equipment expenditures incurred in 2008, based on future needs, will be funded from working capital and/or from operating or capital leases.

C. Research and Development, Patents and Licenses

Prior to the discontinuance of Poly Pacific Technologies Inc as discussed earlier, the Company policies for research and development are directed toward finding and implementing technology to enhance the manufacturing processes for both plastic blasting media and recycled plastic lumber.  For the plastic blasting media, the culmination of much of the development was realized with the installation of the new processing line in California in 2002.  The continuation of research and development in 2003 resulted in further refinements to the processing which improved the quality of product as well as increasing available capacity.  For the recycled plastic lumber the research and development has resulted in improvements to the process output of the extrusion machines, the refinement of designs for molding systems that will enable production of better dimensional lumber pieces, and completion of refinements that make it possible to recycle all types of post consumer plastics into good lumber products.  The last costs incurred for research and development was in 2004 in the amount of $115,340.

D. Trend Information

No trends that will impact upon the Company’s results this year are known at this time.

E. Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

With the decision to discontinue operations in St. Thomas, Ontario and Ontario, California, no contractual obligations exists as of December 31, 2007

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

Mr. Richard Sharples - Director

Mr. Richard Sharples of Gabriola Island, British Columbia brings over twenty-five years of business and financial expertise to the board. Mr. Sharples previously served a two year term on the board of Titan Trading Analytics Inc.

Richard Oravec, Director

Mr. Richard Oravec, a resident of New York, holds an MBA from Fordham University and a BA from Boston University. Mr. Oravec is a seasoned financial engineer of emerging technology companies, having successfully structured corporate finance syndications and private placements in small and medium sized public and private companies. Through his diverse network in the public and private sectors, Mr. Oravec brings to Poly-Pacific his experience and resources in the raising of capital, creating investment structures, strategic planning, marketing and development, and developing strategic business alliances for accelerated growth.

Greg Pendura, Director

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc. An original founder of the company, he recently retired as President, CEO and Chairman of the Board. During his tenure with Resin Systems Inc., Mr. Pendura was instrumental in the company achieving a market capitalization of over $200 million as well as raising more than $100 million of investment capital during its formative years.

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

Stephen Koltai – Advisor - International Business Development

Stephen Koltai has over thirty years of successful international management experience at senior levels with public companies. Mr Koltai's expertise is in marketing, finance, communications, high tech, corporate business development and joint ventures. He has spent the last eighteen years of his management career, successfully managing and developing business opportunities in Asia for a number of private and public international businesses. Mr. Koltai currently acts as a consultant to Poly Pacific by lending his experience, knowledge and expertise in the Asian markets. This will greatly benefit the Company in its efforts to expand its North American operations to China and other Asian countries.

Angus Ross, M.Sc., P. Eng. - Director of Engineering

Angus Ross, from Kingston, Ontario, Canada, is a municipal and environmental engineer with over twenty year’s experience in teaching, management and consulting engineering. Mr. Ross had a long and successful career as a professor and senior manager holding positions as Dean of Development and of Engineering Technology at the St. Lawrence College in Kingston, Ontario. Mr. Ross previously worked as an Engineer for the municipality of the Township of Kingston during the 1970’s and was responsible for the planning of the major water and sewer projects in addition to managing the technological operations, which included the McAdoo’s Lane Landfill Site for the municipality. Mr. Ross is a member of the Professional Engineers of Ontario, Canada. He is the author of a number of technical paper and training programs in the environmental field. He has organized and delivered training sessions for the Ontario Ministry of the Environment and for Environment Canada.

B. Executive Compensation

Summary Compensation Table

The following table sets forth all annual and long-term compensation for the three (3) most recently completed financial years for services in all capacities to the Corporation and its subsidiaries in respect of individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE
Name and Principal Position	Period Ended December 31	Annual Compensation			Long-term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARS (1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP (2) Payouts ($)
D. Randy Hayward(3) President and Acting CFO	2007 2006	166,000 (4) 62,000	Nil Nil	Nil Nil	500,000 200,000	Nil Nil	Nil Nil	Nil Nil

Notes:
(1)
“SAR” or “Stock Appreciation Right” means a right, granted by the Corporation or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2)
“LTIP” or “Long-term Incentive Plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)	Randy Hayward was appointed President of the Corporation on November 4, 2006.
(4)	$26,500 relates to amounts for 2006, which were paid in 2007.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

As of the date hereof, the Corporation does not have any long-term incentive plans and no long-term incentive plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2007.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Stock Options and Stock Option Plan

General

For a description of the stock option plan of the Corporation (the “Plan”) see “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Stock Option Plan”.

Options Granted During the Most Recently Completed Financial Year

The following table provides a summary of the stock options granted to the Named Executive Officers during the twelve-month period ended December 31, 2007.

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
D. Randy Hayward President and Acting CFO	250,000 50,000 200,000 500,000	3.82% 0.76% 3.05% 7.63%	$0.10 $0.10 $0.325 (2)	$0.120 $0.130 $0.325	January 11, 2012 March 12, 2012 July 23, 2012

Notes:
(1)	The total number of options granted during the twelve-month period ended December 31, 2007 was 6,550,000.
(2)
On February 19, 2008 the Board of Directors approved the re-pricing of these options from $0.325 to $0.12.  The market price on February 19, 2008 was $0.12.  The re-pricing of options is subject to TSX Venture and disinterested shareholder approval.  See “PARTICULARS OF MATTERS TO BE ACTED UPON – Disinterested Shareholder Approval of Exercise Price of Stock Options”.

Option Exercises and Year-end Option Values

The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended December 31, 2007 and the value of unexercised options held by the Named Executive Officer as at December 31, 2007.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007		Value of Unexercised in-the-money Options at December 31, 2007
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
D. Randy Hayward President and Acting CFO	200,000	5,000	400,000	100,000	Nil	Nil

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Corporation has not had and does not currently have any long-term incentive plans.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to, or exercised by, the Named Executive Officers of the Corporation since incorporation. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The following table sets out information concerning the re-pricing of options for the Named Executive Officers during the year ended December 31, 2007.  See Section “PARTICULARS OF MATTERS TO BE ACTED UPON- Disinterested Shareholder Approval of Exercise Price of Stock Options”.

Name	Date of Repricing	Securities Under Options/ SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
D. Randy Hayward President and Acting CFO	February 19, 2008	200,000	$0.12	$0.12	4.4 years

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have in place any pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

During the fiscal year ended December 31, 2007, the Corporation did not have in place any employment contract between the Corporation or any subsidiary or affiliate thereof and any Named Executive Officer.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which equaled less than $50,000 and 10 percent of the total of the annual salary and bonus for each individual.

Compensation of Directors

At December 31, 2007, the Corporation had four (4) directors, one (1) of whom was also an executive officer.  In the most recently completed financial year, the Corporation paid each director, other than the President an annual retainer of $5,000.  The President did not receive any compensation for serving as a director.  Directors were also reimbursed for reasonable expenses.

During the most recently completed financial year, the Corporation granted 1,700,000 options to purchase Common Shares to current directors of the Corporation; 250,000 of these options having an exercise price of $0.10 and an expiry date of January 11, 2012, 50,000 of these options having an exercise price of $0.10 and an expiry date of March 12, 2012 and 1,400,000 of these options having an exercise price of $0.325 and an expiry date of July 23, 2012.  On February 19, 2008 the Board of Directors approved the re-pricing of 900,000 options from $0.325 to $0.12.  The market price on February 19, 2008 was $0.12. The re-pricing of options is subject to TSX Venture and disinterested shareholder approval.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	5,260,000 Common Shares	$0.23 per Common Share	3,122,059 Common Shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,260,000 Common Shares	$0.23 per Common Share	3,122,059 Common Shares

MANAGEMENT CONTRACTS

Other than as set forth herein, during the most recently completed financial year, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than advances for expected travel expenses to be incurred on behalf of the Corporation, no director, executive officer, former director, or employee of the Corporation or its subsidiaries nor any of their associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Corporation or its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

C. Board Practices

National Policy 58-201 Corporate Governance Guidelines (the “National Policy”) recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  The Board of Directors is currently comprised of four (4) directors, each of whom is proposed for election at the Meeting.  Pursuant to the Terms of Reference, the Board is responsible for assessing director independence.  The Board of Directors has assessed the independence of each director in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices and MI 52-110.  Following this assessment, the Board concluded that three of four directors, being Messrs. Oravec, Sharples and Pendura are independent.  Mr. Hayward is not considered independent by virtue of his executive positions with the Corporation.

The Corporation and the Board of Directors recognize the significant commitment involved in being a member of the Board of Directors.  The Board of Directors generally meets as the need arises.  The frequency and length of meetings and the nature of agenda items depend upon the circumstances. When held, meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere that encourages participation and independence.  In order to promote candid discussion among the independent directors, the independent directors determine at every board meeting whether an in-camera session is required, from which Mr. Hayward, the non-independent director, and any management invitees in attendance are excused.

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

The members of the Company Audit Committee are appointed by the Board of Directors as soon as possible following each annual general meeting.   The current audit committee members are Randy Hayward, Gren Pendura (independent) and Richard Oravec (independent). The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors in respect of that officer’s compensation.

D. Employees

As at December 31, 2007, the Company had the following full-time employees (or under contract providing management, accounting and administrative):

Poly-Pacific International Inc. -  3 management, 1 consultant, 1 accounting and 1 administration

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at December 31, 2007, the numbers of issued common shares are 58,720,279 as compared to 25,237,740 as at December 31, 2006.  No preferred shares have been issued.

As of December 31, 2007, all directors, officers and key employees of the Company as a group own and control approximately 2% of the Company's common shares outstanding and could own and control approximately 3% of the Company's common shares if all outstanding options and warrants were to be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company.  The people identified in the table below are the only registered owners of more than 10% of the Company’s voting securities, as of December 31, 2007.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted(3)
None	-	-	-

B. Related Party Transactions

During the reporting years, the Company had the following related party transactions with corporations under significant influence of the Company's directors:

Year Ended December 31	2007	2006	2005
Management Fees	--	48,300	88,105.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Poly-Pacific International Inc. for the years ended December 31, 2007, 2006 and 2005 are incorporated with this Item 8 to this report:

	Management Responsibility for Financial Reporting.
	Auditors' Report.
	Consolidated Balance Sheet at period end date.
	Consolidated Statement of Operations.
	Statement of Retained Earnings and Deficit.
	Consolidated Statement of Cash Flows.
	Notes to Consolidated Financial Statements.

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

December 31, 2007 and 2006

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2007 and 2006 have been prepared by management in accordance with U.S. generally accepted accounting principles.

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

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors.  K.R. Margetson Ltd., an independent firm of chartered accountant (British Columbia, Canada)  and a Certified Public Accountant (Illinois, US) , appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ “Randy Hayward”
Signed
Randy Hayward
President, Chief Executive Officer

April 28, 2008

K. R. MARGETSON LTD.	Chartered Accountant
Keith@krmargetson.com	Cell: 604.220.7704
PO Box 45, 5588 Inlet Avenue	331 East 5th Street
Sechelt BC V0N 3A0	North Vancouver BC V7L 1M1
Tel: 604.885-281:	Tel: 604.929.0819
Fax 604.885.2834	Fax: 604.929.0851

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Poly-Pacific International Inc.

We have audited the accompanying consolidated balance sheet of Poly-Pacific International Inc. (the “Company”) as at December 31, 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows the year ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for each of the year ended December 31, 2007 in accordance with U.S. generally accepted accounting principles.

The financial statements as at December 31, 2007 and for the years ended December 31, 2006 and 2005, prior to the restatement to give effect to the discontinued operations as described in Note 13, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 19, 2007.  We have audited the restatement to the 2006 financial statement and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

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

/s/ “K.R. Margetson Ltd.”

Signed

K.R. Margetson Ltd., Chartered Accountant

North Vancouver, Canada
April 23, 2008

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

/s/ “Collins Barrow Edmonton LLP”
Signed
Collins Barrow Edmonton LLP, Chartered Accountants
Independent Registered Chartered Accountants

Edmonton, Canada
April 19, 2007

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Balance Sheets
As at December 31, 2007 and 2006

	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$101,389	$-
Sales tax receivable	49,233	13,746
Loan receivable (Note 3)	17,149	-
Prepaid expenses	13,866	-
Current assets of discontinued operations (Note 14)	-	395,740
Total current assets	181,637	409,486

Security deposit (Note 4)	304,603	-
Equipment (Note 5)	11,116	15,039
Equipment of discontinued operations (Note 14)	-	889,312
Total assets	$497,356	$1,313,837

LIABILITIES AND SHAREOLDERS' EQUITY
Current Liabilities
Bank indebtedness	$-	$19,131
Accounts payable and accrued liabilities	61,249	317,408
Debentures payable (Note 6)	110,500	102,000
Current liabilities of discontinued operations (Note 14)	-	1,326,650
Total current liabilities	171,749	1,765,189

Non-controlling interest of variable interest entity	-	280,589
Total liabilities	171,749	2,045,778

Contingencies (Note 8)

Subsequent events (Note 15)

STOCKHOLDERS' EQUITY
Share capital (Note 7)	$5,488,253	2,467,602
Authorized:
Unlimited common and preferred shares
Common shared issued and outstanding
December 31, 2007 - 58,720,279
December 31, 2006 - 25,237,740
December 31, 2005 - 18,885,456
Additional paid in capital	1,791,076	778,796
Accumulated deficit	(7,006,917)	(4,031,534)
Accumulated other comprehensive income	53,195	53,195
Total stockholders' equity	325,607	(731,941)
Total liabilities and stockholders' equity	$497,356	$1,313,837

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

/s/ “Richard Oravec”	/s/ “Dick Sharples”
Signed	Signed
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Operations
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Expenses
General and administrative	$1,050,664	$516,952	$256,077
Occupancy costs	94,769	26,421	66,248
Professional fees	347,444	229,701	269,635
Amortization of property and equipment	3,922	5,393	6,864
Engineering	182,239	-	-
Foreign exchange loss	17,889	1,458	-
Regulatory costs	175,998	26,248	17,896
Stock compensation expense	1,012,280	47,626	33,696
	2,885,205	853,799	650,416

Operating loss from continuing operations	(2,885,205)	(853,799)	(650,416)

Interest income	(5,059)	-	-
Interest expense	30,675	3,239	36,717
Other income (Note 9)	(148,894)	-	-

Operating loss from continuing operations	(2,761,927)	(857,038)	(687,133)
before income taxes

Income taxes - deferred (Note 10)	-	-	174,750

Loss from continuing operations	(2,761,927)	(857,038)	(861,883)

Loss from discontinued operations (Note 14)	(213,456	(1,113,441)	(299,779)

Net loss for the year	$(2,975,383)	$(1,970,479)	$(1,161,662)

Loss per share from continuing operations	$(0.06)	$(0.04)	$(0.07)
(Note 11)

Net loss per share (Note 11)	$(0.06)	$(0.09)	$(0.09)

Loss per share from discontinued operations	$-	$(0.05)	$(0.02)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2007, 2006 and 2005

	Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)

Balance at December 31, 2004	9,361,624	$865,584	$697,474	$(899,393)	$53,195	$716,860

Conversion of debenture	9,523,832	1,132,954	-	-	-	1,132,954
Stock based compensation	-	-	33,696	-	-	33,696
Loss for the period	-	-	-	(1,161,662)	-	(1,161,662)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2005	18,885,456	1,998,538	731,170	(2,061,055)	53,195	721,848
						-
Issuance of common shares	6,352,284	469,064	-	-	-	469,064
Stock based compensation	-	-	47,626	-	-	47,626
Loss for the period	-	-	-	(1,970,479)	-	(1,970,479)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2006	25,237,740	2,467,602	778,796	(4,031,534)	53,195	(731,941)

Issuance of common shares	16,385,987	1,640,278	-	-	-	1,640,278
Exercise of Options	3,153,500	315,350	-	-	-	315,350
Exercise of Warrants	2,770,848	293,585	-	-	-	293,585
Shares for debt settled	3,172,208	171,438	-	-	-	171,438
Shares for Polyran	7,999,996	600,000	-	-	-	600,000
Stock based compensation	-	-	1,012,280	-	-	1,012,280
Loss for the period	-	-	-	(2,975,383)	-	(2,975,383)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2007	58,720,279	$5,488,253	$1,791,076	$(7,006,917)	$53,195	$325,607

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Operating Activities
Net loss for the year from continuing operations	$(2,761,927)	$(857,038)	$(861,883)
Items not involving cash
Amortization of equipment	3,922	5,393	6,864
Deferred income taxes	-	(174,750)	174,750
Stock-based compensation	1,012,280	47,626	33,696
Net change in non-cash operating assets and	(618,764)	221,969	11,102
liabilities (Note 12)
Funds provided by (used in) continuing operations	(2,364,489)	(756,800)	(635,471)

Funds provided by (used in) discontinued	(638,276)	(82,735)	498,561
operations (Note 14)
Cash provided by (used in) operating activities	(3,002,765)	(839,535)	(136,910)

Financing Activities
Bank overdraft advances (repayment)	-	19,131	(2,996)
Funds provided by variable interest entity	-	280,589	-
Issuance of share capital, net of share issue costs	3,104,154	469,064	1,132,954
Debenture payable advances (repayment)		17,000	(1,558,953)
Funds provided by discontinued operations (Note 14)	-	48,304	35,771
Cash provided by (used in) financing activities	3,104,154	834,088	(393,224)

Investing Activities
Funds provided by discontinued operations	-	-	402,296
(Note 14)
Cash provided by investing activities	-	-	402,296

Increase (decrease) in cash and cash equivalents	101,389	(5,447)	(127,838)

Cash and cash equivalents, beginning of year	-	5,447	133,285

Cash and cash equivalents, end of year	$101,389	$-	$5,447

Supplemental cash flow information (Note 12)

The accompanying notes to the consolidated financial statements are an integral part of the statements

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

The Company incurred a net loss for the year ended December 31, 2007 of $2,975,383 with a total accumulated deficit of $7,006,917.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 17.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”).  As discussed in Note 12, on December 31, 2007, Poly-Pacific Technologies Inc. was classified as a discontinued operation and Everwood Inc. was classified as a discontinued operation as of December 31, 2006.  All inter-company transactions have been eliminated on consolidation.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Polyran Reclamation Inc. (“Polyran” was accounted for as variable interest entity in 2006.  During the 2007 year, the Company completed an Expedited Acquisition under the policies of the TSX Venture Exchange whereby it purchased all the issued and outstanding shares of Polyran.  The result of the acquisition is that the Company became the sole owner of all the assets of Polyran and accordingly all its operations have been included in the accounts of the Company.

Measurement uncertainty

The preparation of financial statements is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  The likely outcome of these claims cannot be determined at this time and no provision has been made in the consolidated financial statements.  As a result, the range of measurement uncertainty is not determinable.

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

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2007, there were cash equivalents of $20,000 (2006 - $nil).

Equipment

Equipment is recorded at cost and amortized over its estimated useful life.  Amortization is calculated at the following annual rates:

Computer equipment	-30% declining balance
Office equipment	-20% declining balance

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

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

Translation of Foreign Currency (continued)

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

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries and other expenses.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

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

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

Recent Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, "Fair Value Measurements”.  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2008.  The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”.  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2008.  The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), "Business Combinations”.  SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 141(R) on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

In March, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No 161. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.   The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

           Recent Pronouncements (continued…)

           Comprehensive Income

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.

3.        Loan Receivable

           The loan is unsecured, bears interest at 8% and is due May 9, 2008.

4.        Security Deposit

The security deposit represents a cash equivalent that the Company must maintain as security for future site reclamations.

5.         Equipment

		2007
	Cost	Accumulated Amortization	Net
Computer equipment	$61,419	$55,016	$6,403
Office equipment	31,785	27,072	4,713
	$93,204	$82,088	$11,116

		2006
	Cost	Accumulated Amortization	Net
Computer equipment	$61,419	$52,271	$9,148
Office equipment	31,785	25,894	5,891
	$93,204	$78,165	$15,039

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

6.         Debentures Payable

A $275,000 unsecured convertible debenture was issued during 2003.  The convertible debenture bears interest at 10% per annum and was due on December 15, 2004.  The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share.  The convertible debentures held by the public were settled with the debenture holders during 2005 for cash consideration of $161,856.  During 2005, a convertible debenture holder exercised his option to convert his $10,000 convertible debenture to 161,332 common shares of the Company at a negotiated price of $0.075 per share.  The remaining convertible debentures of $110,500 are held by former directors of the Company.  Of that amount, $70,724 has been demanded but the Company has counterclaimed and refused payment.  The Company has provided fully for the principal and interest.

7.         Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

	Number of Shares	Amount

Balance at December 31, 2004	9,361,624	$865,584

Conversion of debenture	9,523,832	1,132,954

Balance at December 31, 2005	18,885,456	1,998,538

Issuance of common shares	6,352,284	469,064

Balance at December 31, 2006	25,237,740	2,467,602

Issuance of common shares	16,385,987	$1,640,278
Exercise of stock options	3,153,500	315,350
Exercise of warrants	2,770,848	293,585
Shares for debt settled	3,172,208	171,438
Shares for Polyran	7,999,996	600,000

Balance at December 31, 2007	58,720,279	$5,488,253

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.         Share Capital (continued)

For the fiscal year ended December 31, 2007

On January 4, 2007, the Company settled certain of its debt with various creditors in the aggregate amount of $171,438 by issuing 3,172,208 common shares of the Company ranging in price from $0.05 to $0.10 per common share.

Pursuant to the First private placement Agreement dated January 31, 2007, the Company issued 6,000,000 units at a price of $0.05 per unit by way of a non-brokered private placement for total proceeds of $290,906 (net of share issuance costs of $9,094). Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until Jan 31, 2009.

Pursuant to the Second private placement Agreement dated May 25, 2007, the Company issued 3,000,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $289,050 (net of share issuance costs of $10,950).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.40 until May 25, 2009.

On June 20, 2007, the Company purchased all of the issued and outstanding shares of Polyran Reclamation Inc, (“Polyran”) pursuant to an exempt take over bid.  In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran. The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange.

Pursuant to the Third private placement Agreement dated July 19, 2007, the Company issued a total of 4,803,130 units at a price of $0.18 per unit by way of a non-brokered private placement for total proceeds of $796,669 (net of share issuance costs of $67,895).  This placement was completed in two separate closing dates with 3,352,853 units being closed on July 19, 2007 and 1,450,277 units being closed on August 2, 2007.  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.30 until the first anniversary of the closing date and at $0.40 upon the second anniversary from the closing date.

Pursuant to the Fourth private placement Agreement dated November 29, 2007, the Company issued 2,582,857 units at a price of $0.105 per unit by way of a non-brokered private placement for total proceeds of $263,654 (net of share issuance costs of $7,546).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.14 until November 29, 2009.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.         Share Capital (continued)

For the fiscal year ended December 31, 2006

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

Stock-Based Compensation Plan

a)	Summary of the stock option transactions are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2004	1,637,000	$0.10
Granted	-	-
Cancelled	(550,400)	0.10
Outstanding at December 31, 2005	1,086,600	0.10
Granted	1,700,000	0.10
Cancelled	(205,900)	0.10
Outstanding at December 31, 2006	2,580,700	0.10
Granted	6,550,000	0.21
Exercised	(3,153,500)	0.10
Cancelled	(717,200)	0.10
Outstanding at December 31, 2007	5,260,000	$0.23

During the year, a total of 6,550,000 options were granted to directors, officers and consultants of the Company.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.         Share Capital (continued)

On January 11, 2007, 250,000 stock options were granted to an officer and director of the Company.  These options expire on January 11, 2012. exercisable at $0.10.   These options vested in 30 days. On the same day, 950,000 stock options were granted to consultants of the Company.  These options expire on January 11, 2009, exercisable at $0.10.  These options vested in the following percentages:
25% upon grant, 25% on July 11, 2007, 25% on January 11, 2008 and the final 25% on July 11, 2008.

On February 1, 2007, 1,400,000 stock options were granted to consultants of the Company.  These options expire on February 1, 2009, exercisable at $0.18.  These options vested in 30 days.

On March 12, 2007, 800,000 stock options were granted to directors of the Company.  These options expire on March 12, 2012, exercisable at $0.10.  On the same day, an additional 100,000 stock options were granted to a consultant of the Company.  These options expire on March 12, 2008, exercisable at $0.10.  Both these options vested in 30 days.

On May 4, 2007, 50,000 stock options were granted to a consultant of the Company.  These options expire on May 4, 2008, exercisable at $0.16.  These options vested in 30 days.

On May 19, 2007, 500,000 stock options were granted to consultants of the Company.   These options expire on May 19, 2009, exercisable at $0.14.  These options vested in 30 days.

On July 23, 2007, 2,500,000 stock options were granted to an officer, directors, consultants and an employee of the Company.  These options expire on July 23, 2012, exercisable at $0.325.  These options vested in the following percentages:  50% upon grant, 25% on May 23, 2008 and the remaining 25% on January 23, 2009.

During the year, 717,200 stock options were cancelled.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.         Share Capital (continued)

b) The following table summarizes information about stock options outstanding at December 31, 2007, 2006 and 2005.

2007
Options Outstanding Weighted			Options Exercisable
Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
$810,000	0.10	4.00	560,000	$0.10
1,400,000	0.18	4.10	1,400,000	0.18
550,000	0.14	4.42	500,000	0.14
2,500,000	0.325	4.50	1,250,000	0.325

2006
Options Outstanding Weighted			Options Exercisable
Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
$880,700	0.10	2.29	880,700	$0.10
200,000	0.10	0.30	150,000	0.10
1,500,00	0.10	4.90	---	0.10

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.         Share Capital (continued)

2005
Options Outstanding			Options Exercisable
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
$1,086,600	0.10	3.29	1,086,600	$0.10

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

During the year ended December 31, 2007, the Company recognized $1,012,280 (2006 - $47,626; 2005 - $33,696) in stock-based compensation expense.

As at December 31, 2007, there was $434,388 (2006 - $70,338) of unrecognized compensation cost related to non-vested stock options.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2007	2006	2005
Expected volatility	215%	224%	87%
Interest rate	4.39%	4.15%	2.58%
Expected life options (in years)	2.0	4.53	5.0
Fair value	$0.21	$0.07	$0.03

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.         Share Capital (continued)

            A summary of warrant transactions are as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance at December 31, 2004	-	$-

Balance at December 31, 2005	-	-

Issued:	5,595,284	0.12

Balance at December 31, 2006	5,595,284	0.12

Issued:	16,385,987	0.26

Exercised:	(2,770,848)	0.11

Balance at December 31, 2007	19,210,423	$0.24

8.         Contingencies

Through the ordinary course of business, there is one claim against the Company for $12,182.  There are also claims totalling $326,561 against the Company’s subsidiaries, whose operations are now discontinued.  As at the date of these consolidated statements, no claim against the Company has been made in connection with its subsidiaries’ operations.  The likely outcome in either instance cannot be determined at this time and no provision has been made in the consolidated statements for any potential payment.

9;         Other Income

The Company received $148,894 for recovery of costs incurred relating to the joint venture with Fando Holding (Canada) Ltd. regarding the McKendry landfill site.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

10.       Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 34.12% (2006 - 32.49%; 2005 - 33.62%) and the actual income tax provision are summarized as follows:

	2007	2006	2005

Computed expected income taxes (recovery)	$(1,015,200)	(640,209)	$(390,551)
Increase (decrease) in tax resulting from:
Non-deductible costs	354,026	22,050	70,976
Capital cost allowance for tax in excessof amortization	(4,495)	(4,584)	(413)
Change in valuation allowance	-	-	174,750
Loss on discontinued operations	72,831	361,757	100,786
Unutilized loss carry forwards	592,838	260,986	219,202
Total income taxes	$-	$-	$174,750

The following summarizes the components included in deferred income taxes as at December 31:

	2007	2006	2005
Assets:
Tax benefits of losses carry forward
Non-capital	$1,528,517	$890,979	$651,904
Capital	181,200	181,200	-
Difference between tax value and book value of capital assets	35,969	38,531	42,401
Valuation Allowance	(1,745,686)	(1,110,710)	(694,305)
Net future tax assets	$-	$-	$-

As at December 31, 2007, the Company has $4,479,827 in non-capital losses that may be used to reduce future Canadian income taxes otherwise payable.  The non – capital losses expire as follows:

2009                                                     $     195,297
2010                                                     $     394,901
2014                                                     $     696,840
2015                                                     $     651,998
2026                                                     $     803,281
   2027                                                    $   1,737,510

In addition, the Company has $531,066 in taxable capital losses that have no expiry date but may only be utilized to reduce future taxable capital gains.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

11.       Net Loss per Common Share

Loss per share was calculated as follows:

Numerator:	2007	2006	2005

Loss from continuing operations	$(2,761,927)	$(857,038)	$(861,883)

Gain/(Loss) from discontinued operations	(213,456)	(1,113,441)	(299,779)

Net loss	$(2,975,383)	$(1,970,479)	$(1,161,662)

Denominator:
Basic and diluted weighted average common shares outstanding	47,146,785	22,817,241	12,536,235

Loss per common share:
Continuing operations	$(0.06)	$(0.04)	$(0.07)

Discontinued operations	-	(0.05)	(0.02)

Total	$(0.06)	$(0.09)	$(0.09)

Diluted net loss per common share is calculated using the treasury stock method.  The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2006, 2005 and 2004 and were excluded from the calculation of diluted net loss per common share.

The following securities were excluded from the diluted loss per share calculations:

	2007	2006	2005

Convertible debentures	425,000	425,000	425,000

Warrants	13,212,540	5,595,284	-

Options	3,493,333	2,580,700	1,086,600

Total	17,130,873	8,600,984	1,511,600

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

12.       Supplemental Cash Flow Information

	2007	2006	2005
Sales tax receivable	$(35,487)	$11,448	$24,829
Loan receivable	(17,149)	-	-
Prepaid expenses	(13,866)	9,358	(5,583)
Security deposit	(304,603)	-	-
Accounts payable and accrued liabilities	(247,659)	201,163	(8,144)
	$(618,764)	$221,969	$11,102

b) Interest:

Interest paid	$2,423	$3,239	$36,717

Significant non-cash transactions during the year ended December 31, 2007 were as follows:

a)  settlement of debt in the amount $171,438 by issuing 3,172,208 common shares

13.       Related Party Transactions

During the year, the Company had no related party transactions with corporations under significant influence of one of the Company's former directors:

	2007	2006	2005
Management fees	$-	$48,300	$88,105

The Company has a management contract with an officer and director in the monthly amount of $10,000 which has been included in general and administrative expenses.

In addition, during the year, director fees of $5,000 were paid to each of three (3) individual directors of the Company.

The transactions in 2006 and 2005 were made in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14.       Discontinued Operations

On November 1, 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc. and its operations in Ontario California.

In addition, during fiscal 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease Everwood’s operations in St. Thomas, Ontario.

As a result of these discontinued operations, the Company’s principal focus is fibre reclamation of industrial landfill sites.

Discontinued operations and their results of operations, financial position and cash flows are shown separately for all periods presented.  Summarized financial information for discontinued operations is set forth below:

TOTAL	2007	2006	2005

Revenues	$300,632	$1,470,357	$3,052,716
Cost of Sales	453,157	1,269,440	2,076,599
Expenses	60,931	1,314,358	1,275,896
Net loss	$(213,456)	$(1,113,441)	$(299,779)
POLY-PACIFIC TECHNOLOGIES

Revenues	$300,632	$1,462,113	$2,503,302
Cost of Sales	453,157	1,142,352	1,797,061
Expenses	60,931	1,024,375	949,267
Net loss	$(213,456)	$(704,614)	$(243,026)
EVERWOOD

Revenues	$-	$8,244	$549,414
Cost of Sales	-	127,088	279,538
Expenses	-	289,983	326,629
Net loss	$-	$(408,827)	$(56,753)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14.       Discontinued Operations (continued)

Summarized Balance Sheets of the discontinued operation are as follow:

TOTAL	2007	2006	2005

Current Assets	$-	$395,740	$954,797
Equipment	-	889,312	1,096,276
Current Liabilities	-	1,326,650	1,188,410
POLY-PACIFIC TECHNOLOGIES

Current Assets	$-	$385,402	$913,781
Equipment	-	889,312	1,032,867
Current Liabilities	-	1,196,828	1,065,910
EVERWOOD

Current Assets	$-	$10,338	$41,016
Equipment	-	-	63,409
Current Liabilities	-	129,822	122,500

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14.       Discontinued Operations (continued)

            Summarized Statement of Cash flows:

TOTAL	2007	2006	2005

Operating Activities
Cash provided by (used in) operating activities	$(638,276)	$(82,735)	$498,561

Financing Activities
Cash provided by financing activities	-	48,304	35,771

Investing Activities
Cash provided by investing activities	-	-	402,296

Increase (decrease) in cash	$(638,276)	$(34,431)	$936,628

POLY-PACIFIC TECHNOLOGIES INC

Operating Activities
Cash provided by (used in) operating activities	$(638,276)	$224,688	$442,443

Financing Activities
Cash provided by financing activities	-	48,304	198,311

Investing Activities
Cash provided by investing activities	-	-	(2,678)

Increase (decrease) in cash	$(638,276)	$272,992	$638,076

EVERWOOD

Operating Activities
Cash provided by (used in) operating activities	$-	$(307,423)	$56,118

Financing Activities
Cash used in financing activities	-	-	(162,540)

Investing Activities
Cash provided by investing activities	-	-	404,974

Increase (decrease) in cash	$-	$(307,423)	$298,552

[POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

15.	Subsequent Events

On February 19, 2008, the Company granted 2,575,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.12 with a five year term to expiry.  In addition, the Company announced the amendment of the exercise price to an aggregate of 1,500,000 options originally granted on July 23, 2007 subject to shareholder approval.  The exercise price was originally set at $0.325 but now will be re-priced to $0.12, with all other terms of the options unchanged. The Company further announced that effective on this date, a Director of the Company had agreed to surrender 500,000 options originally granted to him under the Company’s Stock Option Plan on July 23, 2007 at a price of $0.325.

On March 10, 2008, the Company announced that it had closed a non-brokered private placement offering of 1,862,500 Units at a subscription price of $0.08 per Unit for gross proceeds of $149,000.  Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant.  Each warrant will entitle the holder thereof to purchase one common share for a price of $0.15 for a period of twenty four (24) months from closing.

On March 6, 2008, the Company announced that it granted 280,000 stock options to employees of the Company.  The options will have an exercise price of $0.10, with a two year term to expiry. These options vested immediately.

On March 10, 2008, the Company also announced that it granted 200,000 stock options to a director and officer of the Company.  The options will have an exercise price of $0.10, with a two year term to expiry. These options vested immediately.

16.       Financial Instruments

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and debentures.  As at December 31, 2007 and 2006, there were no significant differences between the carrying amounts of these items and their estimated fair values.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

17.       Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada.  Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	2007		2006		2005
Balance Sheet Adjustments:

Additional Paid In Capital
Balance under U.S. GAAP		$1,791,076		$778,796		$731,170
Adjustment for stock compensation
for employees (b)		(58,396)		(58,396)		(58,396)

Balance under Canadian GAAP		$1,732,680		$720,400		$672.774

Accumulated Comprehensive Income
Balance under U.S. GAAP		$53,195		$53,195		$53,195
Translation adjustments (c)		(53,195)		(53,195)		(53,195)

Balance under Canadian GAAP	$	---	$	---	$	---

Retained earnings (deficit)
Balance under U.S. GAAP		$(7,006,917)		$(4,031,534)		$(2,061,055)
Translation adjustment (c)		53,195		53,195		53,195
Cumulative adjustment of prior
year’s differences		58,396		58,396		58,396

Balance under Canadian GAAP		$(6,895,326)		$(3,919,943)		$(1,949,464)

Effect on consolidated statement of operations
Net loss under U.S. GAAP		$2,975,383		$1,970,479		$1,161,662

Additions to deferred charges (a)		---		---		---
Amortization of deferred charges (a)		---		---		---
Write-down of deferred charges (a)		---		---		---

Net loss under Canadian GAAP		$2,975,383		$1,970,479		$1,161,662

Basic loss per share - Canadian GAAP		$0.06		$0.09		$0.09

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

17.	Differences Between United States and Canadian Generally Accepted Accounting Principles - (continued)

a)	Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred for project development are capitalized and amortized over the expected useful life.  Development costs incurred in 2007, 2006 and 2005 have been expensed as incurred.

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

18.       Comparative figures

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

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)

Year	Period	High	Low
2000	1 Year	0.4	0.15
2001	1 Year	0.35	0.14
2002	1 Year	0.29	0.11
2003	1 Year	0.24	0.11
2004	1 Year	0.175	0.075
2005	Quarter 1	0.055	0.0525
	Quarter 2	0.05	0.045
	Quarter 3	0.0675	0.063
	Quarter 4	0.13	0.1
	Annual	0.105	0.06
2006	Quarter 1	0.12	0.05
	Quarter 2	0.13	0.06
	Quarter 3	0.12	0.07
	Quarter 4	0.08	0.05
	Annual	0..13	0.05
2007	Quarter 1	0.65	0.06
	Quarter 2	0.41	0.1
	Quarter 3	0.41	0.17
	Quarter 4	0.27	0.09
	Annual	0.65	0.06
2008	Jan-08	0.12	0.09
	Feb-08	0.13	0.11
	Mar-08	0.17	0.1
	Apr-08	0.14	0.1
	May-08	0.14	0.09
	Jun-08	0.14	0.09

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description is a summary of the material terms of the provisions of our Articles of Incorporation.  The Articles of Incorporation have been filed as exhibits to the registration statement.

Common Shares

The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2007, there were 58,720,279 common shares issued and outstanding that were held by approximately 66 shareholders of record.

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

Common Shares and Warrants:
As at December 31, 2007, the numbers of issued common shares are 58,720,279 as compared to 25,237,740 as at December 31, 2006.  No preferred shares have been issued.

During fiscal year 2007, the Company had the following private placements:

On January 4, 2007, the Company settled certain of its debt with various creditors in the aggregate amount of $171,438 by issuing 3,172,208 common shares of the Company ranging in price from $0.05 to $0.10 per common share.

Pursuant to the First private placement Agreement dated January 31, 2007, the Company issued 6,000,000 units at a price of $0.05 per unit by way of a non-brokered private placement for total proceeds of $290,906 (net of share issuance costs of $9,094). Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until Jan 31, 2009.

Pursuant to the Second private placement Agreement dated May 25, 2007, the Company issued 3,000,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $289,050 (net of share issuance costs of $10,950).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.40 until May 25, 2009.

On June 20, 2007, the Company purchased all of the issued and outstanding shares of Polyran Reclamation Inc, (“Polyran”) pursuant to an exempt take over bid.  In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran. The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange.

Pursuant to the Third private placement Agreement dated July 19, 2007, the Company issued a total of 4,803,130 units at a price of $0.18 per unit by way of a non-brokered private placement for total proceeds of $796,669 (net of share issuance costs of $67,895).  This placement was completed in two separate closing dates with 3,352,853 units being closed on July 19, 2007 and 1,450,277 units being closed on August 2, 2007.  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.30 until the first anniversary of the closing date and at $0.40 upon the second anniversary from the closing date.

Pursuant to the Fourth private placement Agreement dated November 29, 2007, the Company issued 2,582,857 units at a price of $0.105 per unit by way of a non-brokered private placement for total proceeds of $263,654 (net of share issuance costs of $7,546).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.14 until November 29, 2009.

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

There is a convertible debenture remaining as at the date of this report, for a total principal value of $115,000, held by 2 subscribers, who are all former directors of the Company, which is convertible to common shares of the Corporation at the rate of $0.15 to $0.20 per share.

Stock Options

As at December 31, 2007, there were 5,260,000 stock options outstanding with a weighted average exercise price of $0.23 as compared to 2,580,700 stock options outstanding with a weighted average exercise price of $0.10, at December 31, 2006.

During the year, a total of 6,550,000 options were granted to directors, officers and consultants of the Company.

On January 11, 2007, 250,000 stock options were granted to an officer and director of the Company.  These options expire on January 11, 2012. exercisable at $0.10.   These options vested in 30 days. On the same day, 950,000 stock options were granted to consultants of the Company.  These options expire on January 11, 2009, exercisable at $0.10.  These options vested in the following percentages:  25% upon grant, 25% on July 11, 2007, 25% on January 11, 2008 and the final 25% on July 11, 2008.

On February 1, 2007, 1,400,000 stock options were granted to consultants of the Company.  These options expire on February 1, 2009, exercisable at $0.18.  These options vested in 30 days.

On March 12, 2007, 800,000 stock options were granted to directors of the Company.  These options expire on March 12, 2012, exercisable at $0.10.  On the same day, an additional 100,000 stock options were granted to a consultant of the Company.  These options expire on March 12, 2008, exercisable at $0.10.  Both these options vested in 30 days.

On May 4, 2007, 50,000 stock options were granted to a consultant of the Company.  These options expire on May 4, 2008, exercisable at $0.16.  These options vested in 30 days.

On May 19, 2007, 500,000 stock options were granted to consultants of the Company.   These options expire on May 19, 2009, exercisable at $0.14.  These options vested in 30 days.

On July 23, 2007, 2,500,000 stock options were granted to an officer, directors, consultants and an employee of the Company.  These options expire on July 23, 2012, exercisable at $0.325.  These options vested in the following percentages:  50% upon grant, 25% on May 23, 2008 and the remaining 25% on January 23, 2009.

During the year, 717,200 stock options were cancelled.

Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2007, 2006 and 2005

	Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)

Balance at December 31, 2004	9,361,624	$865,584	$697,474	$(899,393)	$53,195	$716,860

Conversion of debenture	9,523,832	1,132,954	-	-	-	1,132,954
Stock based compensation	-	-	33,696	-	-	33,696
Loss for the period	-	-	-	(1,161,662)	-	(1,161,662)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2005	18,885,456	1,998,538	731,170	(2,061,055)	53,195	721,848
						-
Issuance of common shares	6,352,284	469,064	-	-	-	469,064
Stock based compensation	-	-	47,626	-	-	47,626
Loss for the period	-	-	-	(1,970,479)	-	(1,970,479)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2006	25,237,740	2,467,602	778,796	(4,031,534)	53,195	(731,941)

Issuance of common shares	16,385,987	1,640,278	-	-	-	1,640,278
Exercise of Options	3,153,500	315,350	-	-	-	315,350
Exercise of Warrants	2,770,848	293,585	-	-	-	293,585
Shares for debt settled	3,172,208	171,438	-	-	-	171,438
Shares for Polyran	7,999,996	600,000	-	-	-	600,000
Stock based compensation	-	-	1,012,280	-	-	1,012,280
Loss for the period	-	-	-	(2,975,383)	-	(2,975,383)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2007	58,720,279	$5,488,253	$1,791,076	$(7,006,917)	$53,195	$325,607

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

The Company has assessed the design of its internal controls over financial reporting and during this process , the following observations were provided by the Company’s auditors:

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

E. Exchange Controls

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

F. Taxation

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 9% reduction, in 1996, and a 10% reduction in 1997 and thereafter, in the withholding tax rate on the gross amount of dividends is applicable when a US corporation owns at least 10% of the voting  shares of the Canadian corporation paying the dividends.

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

G. Dividend and Paying Agents

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

H. Statement by Experts

Included as Exhibit 10.1 in respect of the audited financial statements of the Company for the year ending December 31, 2007.

I. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the Principal Executive Offices of the Company located 1279 – 51st Avenue; Vancouver, BC; V5X 1E9 Requests for documents from the Company may be made at (604) 324-2110, by fax to (604) 677-6200, or by e-mail to info@poly-pacific.com.

J. Subsidiary Information

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

Not applicable.

B. Code Of Ethics

Not applicable.

C. Principal Accountant Fees And Services

External Auditor Service Fees
The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	$43,000	Nil	$7,500	$5,100 (1)
Note:
(1)           Fees relate to the review of joint venture agreements.

D. Exemption From Listing Standards For Audit Committees

Not applicable.

E. Purchases Of Equity Securities By The Issuer And Affiliated Persons

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit

10.1	Consent of accountants pursuant to Item 10.G

99.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C section 1350

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

Date: July 2, 2008	By:	/s/ Randy Hayward
Name: signed "Randy Hayward"
Title: President