Form 20-F
period 2008-12-31
POLY-PACIFIC INTERNATIONAL INC.
filed 2009-06-29
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2008
Commission File Number: 000-51180

Poly-Pacific International Inc.
 (Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

1279 E. 51st Avenue
Vancouver, BC, V5X 1E9
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
79,609,946 Common Shares and 0 (zero) Preferred Shares

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
Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1--Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	6

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1--Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY	10
A. History and Development of the Company	10
B. Business Overview	11

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
Company's Critical Accounting Policies
A. Operating Results	18
Table 5.1--Summary of Operations	18
B. Liquidity and Capital Resources	19
D. Trend Information	21
E. Off Balance Sheet Arrangements	21
F. Tabular Disclosure of Contractual Obligations	21

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A. Directors and Senior Management	21
B. Compensation	23
C. Board Practices	27
D. Employees	27
E. Share Ownership	27

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
A. Major Shareholders	28
B. Related Party Transactions	28
C. Interests of Experts and Counsel	28

ITEM 8. FINANCIAL INFORMATION	29
A. Consolidated Financial Statements and Other Financial Information	29
Consolidated Financial Statements for December 31, 2007, 2006 and 2005	29
B. Significant Changes

ITEM 9. THE OFFER AND LISTING	56
Table 9.1--History on TSX Venture Exchange (in Canadian Dollars)	56

ITEM 10. ADDITIONAL INFORMATION	57
A. Share Capital	57
Common Shares	57
Preferred Shares	58
Stock options	59
B. Memorandum and Articles of Association	61
C. Disclosure controls and Procedures update	61
D. Material Contracts	62
E. Exchange Controls	62
F. Taxation	64
G. Dividend and Paying Agents	67
H. Statement by Experts	67
I. Documents on Display	67
J. Subsidiary Information	68

EXPLANATORY NOTE REGARDING FORM 20-F

This Form 20-F is filed for the years ended December 31, 2008, 2007, and 2006.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Table 1.1—Company Directors and Officers

Name	Position	Business Address
Randy Hayward	President, Acting Chief Executive officer and Active Chief Financial Officer and Director	1279 E. 51st Avenue, Vancouver, British Columbia, V5X 1E9
Richard Oravec	Director	Greenwich, CT, USA
Greg Pendura	Director	Edmonton, AB, Canada
Dick Sharples	Director	Gabriola, BC, Canada

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited financial statements. Our financial statements for fiscal years ended December 31, 2008 and 2007 have been audited by K.R.Margetson Ltd.  Financial statements for fiscal years ending December 31, prior to 2007 have been audited by Collins Barrow Edmonton LLP, Chartered Accountants. The selected financial data should be read in conjunction with and are qualified by reference to the  Financial Statements and notes thereto for the years ended December 31, 2008 and 2007 included elsewhere in the Exhibits to this Report.

Our financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) pursuant to generally accepted accounting principles (GAAP) in the United States.

All amounts are shown in Canadian dollars, unless otherwise specified.

Table 3.1—Summary of Financial Statements in United States GAAP

Summary of annual financial statements for the prior five years are presented in this table. All amounts are shown in Canadian dollars and prepared in accordance with U.S. GAAP.  The summaries for 2008, 2007, 2006, 2005 and 2004 are taken from the audited financial statements included elsewhere in this report.

Poly-Pacific International Inc.
	Year ended 31/12/2008	Year ended 31/12/2007	Year ended 31/12/2006	Year ended 31/12/2005	Year ended 31/12/2004
Total Consolidated Revenues	--	--	1,470,357	3,052,716	3,819,057
Total Operating Expenses	2,171,689	2,975,383	2,281,996	4,389,138	4,041,414
Income tax expense (recovery)	---	--	--	174,750	19,392
Net Loss	(2,171.689)	(2,975,383)	(1,970,479)	(1,161,662)	(241,749)
Discount on Redemption of Preferred Shares		--	--	--	--
Net Income (Loss) available to Common Shareholders	(2,171,689)	(2,975,383)	(1,970,479)	(1,161,662)	(241,749)
Net Income (Loss) per share	(0.03)	(0.06)	(0.09)	(0.09)	(0.03)
Diluted Earnings (Loss) per share	(0.03)	(0.06)	(0.09)	(0.09)	(3.03)

Total Assets	173,822	497,356	1,313,837	2,111,503	3,628,977
Long term obligations	196,557	171,749	2,045,778	--	137,820
Additional Paid in Capital	3,424,280	2,375,573	952,976	731,170	697,474
Accumulated Comprehensive Income	53,195	53,195	53,195	53,195	53,195
Common Shares Capital	5,678,396	4,903,756	2,293,422	1,998,538	865,584
Preferred Shares Capital	---	--	--	--	--
Accumulated Deficit	(9,178,606)	(7,006,917)	(4,031,534)	(2,061,055)	(899,393)
Total Shareholders Equity	(22,735)	325,607	(731,941)	721,848	716,860

Common Shares outstanding	76,609.946	58,720,279	25,237,740	18,885,456	9,361,624
Weighted Average – Diluted Shares	63,493,042	47,146,785	22,817,241	12,536,235	9,361,624

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

Annual Periods	2008	2007	2006	2005	2004
Rate at end of period	0.8210	1.0120	0.8671	0.8576	0.8310
Average rate during period	0.9371	0.9309	0.8700	0.8253	0.7696
High Rate	0.8101	0.8437	0.8629	0.8672	0.8493
Low Rate	1.0001	1.0908	0.8700	0.7853	1.7158

Monthly Periods	May/09	Apr/09	Mar/09	Feb/09	Jan/09	Dec/08
Rate at end of period	0.8696	0.8166	0.7916	0.8034	0.8165	0.8210
Average rate during period	0.8689	0.8170	0.7908	0.8031	0.8155	0.8100
High Rate	0.8639	0.8115	0.7872	0.7980	0.8093	0.8101
Low Rate	0.8735	0.8202	0.7965	0.8079	0.8223	1.0001

On June 26, 2009, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $.8672 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Capitalization of Poly-Pacific International Inc. in Canadian Dollars
Description	Authorized	Balance at December 31, 2008
Debentures	N/A	$119,000
Common Shares	Unlimited (79,609,946 issued and outstanding as of December 31, 2008)	$5,678,396

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

The holders of the $119,000 in convertible debentures outstanding as at the date of this  report might decide to act on the conversion if the common shares value rises above the conversion price.  If this event was to occur it would have the effect of diluting the earnings per share by about 0.2% which could decrease the value of the Company’s common shares.  This amount is comprised of $102,000 in principal and $17,000 in accrued interest.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is an innovator in eco-friendly solutions to Industrial Waste by-products.  The Company is actively pursuing the reclamation of industrial polymers throughout the world. The significance and importance of recycling and reclaiming industrial waste has become an important global issue. Poly-Pacific is focused on benefiting our planet by exploring and pursuing new environmentally sound methods and technologies in recycling, while creating significant value for our shareholders as the leading company in the reclamation sector.

In the past, the Company’s wholly owned subsidiary, Poly-Pacific Technologies Ltd. (“PPT”) was a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber.  PPT produced plastic media blast from scrap plastic designed for the rapid removal of paints and coatings from sensitive surfaces that could be used on aircrafts, automobiles, composites, and electronic components.  Plastic media blast was a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials.   In addition, the Company had another owned subsidiary, Everwood Agricultural Products International Inc. (“Everwood”), which recycled the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to manage costs and to focus its efforts in the plastic media market and to develop the McAdoo Nylon Reclamation Project in Kingston, Ontario.

On November 1, 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc. and its operations in Ontario, California.

Currently, the Company is actively pursuing reclamation of industrial polymers, particularly nylon, around the world.  On July 8, 2008, the Company completed a feasibility study on the McAdoo landfill site in Kingston, Ontario.  Though the McAdoo landfill site proved not to be economically feasible, the Company gained valuable knowledge and expertise in reclamation of an industrial landfill site.  Then on November 10, 2008, the Company has signed a License Agreement with Energy Quest Inc. Under the terms of this agreement, the Company will have the exclusive rights to commercialize and/or or manufacture, market and distribute Energy Quest's Gasification Technologies in the People's Republic of China, which includes Mainland China, Hong Kong and Macau.  The objectives of the License Agreement as agreed and approved by both parties shall be to deliver sustainable municipal waste management in China by selling gasification power plants that are based on a new and more effective technology with no emissions. The application of the Gasification Technology would include municipal and industrial solid waste, tires, forestry, pulp and paper waste.

B. Business Overview

Since inception, the Company has worked to refine its MultiCut ™ plastic blasting media by developing the technology to provide consistent, high quality products for military, commercial and industrial customers.

As worldwide demand for plastic blast media declined coupled with rising costs and declining demand for plastic media, management at Poly-Pacific has concluded that being a manufacturer of plastic blast media is no longer economically viable. Recognizing this, they have made the decision to redirect the company from being a buyer of plastics to being a provider of the commodity.

Poly-Pacific has a long history in recycled plastics, purchasing the majority of its scrap plastic from China. As such, it has identified the worldwide shortage in certain types of plastics, specifically petroleum based polymers. As a result of this decision, the company is had focused its efforts in the reclamation of polymers, specifically nylon, that have strategically been buried in landfill sites around the world.

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

With growing landfill sites becoming a worldwide problem, landfill reclamation projects provided Poly-Pacific with a unique opportunity to assist in cleaning our environment, while earning revenue for the Company and enhancing shareholder value. The Company will continue to pursue its business model to include the reclamation of landfill sites and industrial polymer fibre throughout North America.  The first property to be assessed was the McAdoo Landfill Site in the City of Kingston, Ontario.  The feasibility study for McAdoo which was completed in  2008 proved to be economically unviable, however, the company was able to gain experience and knowledge that it will be able to leverage in other properties it continues to assess.

Stock listing Information:

As discussed above, Poly-Pacific International Inc. is a junior industrial company that was first listed in Canada in 1995 and trades as a Tier 1 company on the TSX Canadian Venture Exchange (TSX-V:PMB).  Poly-Pacific was also listed on the USA on December 30, 2005, on the NASDAQ Over The Counter Bulletin Board (OTCBB: PLYPF), on the German Stock Exchange in January 2007 (POZ), and the Berlin Stock Exchange (A0LGDN) also in January 2007.

The address of our principal executive offices is 1279 51st Avenue East, Vancouver, British Columbia, V5X 1E9:  (604) 324-2110.   The name and address of our registered agent in Canada is: Davis LLP :Livingston Place, 1000-250 2nd St. SW, Calgary, Alberta, T2P 0C1.

Property, Plants and Equipment

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nature of Business

Poly-Pacific International Inc. (“Poly Pacific” or the “Company”) was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is actively pursuing the reclamation of industrial polymers throughout the world.  Poly Pacific is focused on exploring and pursuing new environmentally sound methods and technologies in recycling, and in particular, the reclamation sector.

Going Concern

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2008 of $2,171,689 with a total accumulated deficit of $9,178,606.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 14.

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

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  The claims are discussed in Note 4 Convertible Debentures and Note 7 Contingencies in the audited financial statements for the year ended December 31, 2008 included below. The likely outcome of these claims is disclosed on a per claim basis, along with any measurement uncertainty relating thereto.

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

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2008, there were cash equivalents of $nil (2007 - $20,000).  As at December 31, 2008, all amounts were deposited in accounts that were federally insured.  (2007 - $15,328 were in accounts that were not insured.)

Equipment

Equipment is recorded at cost and amortized over its estimated useful life.  Amortization is calculated at the following annual rates:

Computer equipment	- 30% declining balance
Office equipment	- 20% declining balance

Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, 'Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurement and expands disclosures about fair value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS 157 established market and observable inputs as the preferred source of values, followed by assumptions based on hypothetical transaction in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices in active markets for identical asset or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active” (FSP 157-3), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP 157-3 became effective immediately.

Fair Value

The fair value of cash and cash equivalents,, loan receivable and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate short-term maturity of these financial instruments.   The convertible debentures are being carried at amortized value on the balance sheet but were recognized at fair value at the date of issuance.

Risks

Financial instruments that potentially subject the Company to credit risk consist principally of cash. Management does not believe the Company is exposed to significant credit risk.

The Company’s convertible debentures payable are subject to interest rate price risk.   Management believes the degree of risk to be insignificant.

The Company is subject to currency risks, which management believes are insignificant.

The accompanying financial statements do not include any adjustments that might result from the eventual outcome of the risks and uncertainties described above.

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

Translation of Foreign Currency

The functional currency of the Company is the Canadian dollar.  Foreign currency balances are translated into Canadian dollars as follows:

Monetary assets and liabilities of are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at average rates of exchange in effect at the respective transaction months.  The resulting exchange gains or losses are included in earnings.  Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Assets and liabilities of foreign subsidiary were translated into Canadian dollars at a rate of exchange in effect at the balance sheet date and revenue and expenses at the exchange rates in effect at the time the revenue or expense was incurred.  Resulting translation adjustments, if material, are accumulated as a separate component of accumulated other comprehensive income in the statement of stockholders’ equity while foreign currency translation gains and losses are included in operations.

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

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options.  The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with SFAS 123(R). The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.  The expected life of employee stock options is based on historic forfeiture rates.  Transactions in which goods and services are received from non employees in exchange for the issuance of shares are accounted for on the basis of the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

Net Income (loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.  Dilutive net income (loss) per share on the potential exercise of the equity-based financial instruments is not presented where the effect is anti-dilutive.

Comprehensive Income

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.

Consolidation

The Company has two wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”).  As discussed in Note 2, these companies have been classified as discontinued operations, the Company no longer has control over their operations and the accounts of those entities are not included in these financial statements.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries and other expenses.

Advertising

The Company expenses advertising costs as incurred.

Deposit

Deposit consists of refundable amounts held by vendors.

Recent Pronouncements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), "Business Combinations”.  SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company does not expect it to have a material effect on the financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company does not expect it to have a material impact on its financial statements.

In March, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No 161. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.   The Company is currently evaluating the impact of SFAS 160 on its financial statements.

 In May 2008, the FASB issued SFAS 162, “The hierarchy of Generally Accepted Accounting Principles”  (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the frame work for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles.  This statement shall be effective 60 days after the SEC’s approval of the Public Company Accounting Oversight Board amendment to AU Section 411, “the Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”  The Company is currently reviewing the provisions of SFAS 162 on its financial statements but does not expect it to have a material effect.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – and interpretation of FASB Statement No. 60” (“SFAS 163”.  SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that statement.  SFAS 163 is effective for fifnancial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  The Company is currently reviewing the provisions of SFAS 163 on its financial statements but does not expect it to have a material effect.

Table 5.1—Summary of Operations

	2008	2007	2006
Revenues from continuing operations	$-	$-	$-
Loss from continuing operations	(2,171,689)	(2,761,927)	(857,038)
Loss from discontinued operations	-	(213,546)	(1,113,441)
Net Loss for the year	(2,171,689)	(2,975,473)	(1,970,479)

Net loss per share	(0.03)	(0.06)	(0.09)
Loss per share from operations	(0.03)	(0.06)	(0.04)
Loss per share from discontinued operations	-	-	(0.05)

Total assets	173,822	497,356	1,313,837
Bank loan, Long term debt and Debentures payable
of continuing operations	196,557	171,749	1,765,189
Non-controlling interest of variable interest entity	-	-	280,589
Total liabilities	196,557	171,749	2,045,778
Working Capital (Deficiency) of continuing operations	(30,988)	9,888	(29,053)

Results of Operations

Overall, operating losses from continuing operations were $2,171,689 for the year ended December 31, 2008 compared to $2,761.927 for the year ended December 31, 2007.  The decrease of $590,238 in operating expenses for the years ending December 31, 2008 and 2007 are attributed to the following:

General and administrative expenses decreased by $262,978 from $1,050,664 for the year ended December 31, 2007 to $787,686 for the year ended December 31, 2008.  The decrease in mainly due to a reduction in corporate activity during the year.  In addition, there were fewer expenses in regards to the McAdoo reclamation project in 2008 than in 2007 contributing to this decrease in General and administrative expenses.

Occupancy costs decreased by $56,424 from $94,769 to $38,345 as the Company had closed its satellite offices in Chilliwack and Burnaby, British Columbia.

Professional fees decreased by $115,699 from $347,444 to $231,745.  Lower legal fees were incurred as the Company had less general corporate matters to deal with in 2008 as compared to the same period in 2007.  The Company also had more private placements and other complex transactions in 2007 as compared to in 2008.

Amortization of equipment increased by $1,058 from $3,922 to $2,864.   There were no additions or disposals of any capital assets during the year.

Foreign exchange loss for the year ended December 31, 2008 was $7,554 as compared to a loss of $17,889 in the year ended December 31, 2007.  The exchange rate loss is due to timing differences (difference in the amount recorded as compared to the amount paid) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense decreased by $22,126 to $8,549 for the year ended December 31, 2008 as compared to $30,675 for the year ended December 31, 2007.  This is primarily due to the interest paid for the $300,000 convertible debenture during 2007.

Engineering fees decreased by $32,670 to $149,569 for the year ended December 31, 2008 as compared to $182,239 for the year ended December 31, 2007 as the Company had more engineering fees in 2007 relating to the McAdoo project than in 2008.

Stock compensation expense also decreased by $92,822 from $1,012,280 to $919,458 as the Company issued less options in 2008 than it had in 2007.

Income taxes:

The Company had a $nil balance for current taxes due to losses for year ended December 31, 2008.  The Company recognized a deferred income taxes expense of $nil for the year ended December 31, 2008.

Contingencies

There are claims totalling $143,067 against the Company’s subsidiaries, whose operations are now discontinued.  As at the date of these statements, no claim against the Company has been made in connection with its subsidiaries’ operations.  The likely outcome cannot be determined at this time and no provision has been made in the statements for any potential payment.

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form, as reported pursuant to U.S. GAAP, as at the years ended December 31, 2008, 2007 and 2006:

Year	Current assets	Total assets	Current liabilities
2008	165,569	173,822	196.557
2007	181,637	497,356	171,749
2006	409,486	1,313,837	1,765,189

As at December 31, 2008, there was a working capital deficiency of $30,988 compared to working capital of $9,888 as at December 31, 2007.   The decrease in working capital was due to the reduction of private placements the company was able to close during the fiscal year.

The Company’s cash position increased by $94,518 as at December 31, 2008, as compared to a cash balance of $101,389 as at December 31, 2007. The Company used $919,259 to fund operations and received cash of $912,388 from financing activities for the year ended December 31, 2008.  During the year, the Company did not use or receive any funds from investing activities.

The following table delineates the sources and uses of cash by the Company during the most recent three years covered by the financial statements.

	2008	2007	2006
Operating Activities
Net loss for the year	$(2,171,689)	$(2,761,927)	$(857,038)
Items not involving cash
Amortization of equipment	2,864	3,922	5,393
Deferred income taxes expense	-	-	(174,750)
Stock-based compensation	919,458	1,012,280	47,626
Net change in non-cash operating assets and
liabilities (Note 10 (ii))	330,108	(627,264)	221,969
Funds used in continuing operations	(919,259)	(2,372,989)	(756,800)

Funds used in discontinued operations (Note 12)	-	(638,276)	(82,735)
Cash used in operating activities	(919,259)	(3,011,265)	(839,535)

Financing Activities
Bank overdraft advances	-	-	19,131
Funds provided by variable interest entity	-	-	280,589
Issuance of common stock, net of share issue costs	903,888	3,104,154	469,064
Debenture payable advances	8,500	8,500	17,000
Funds provided by discontinued operations (Note 12)	-	-	48,304
Cash provided by financing activities	912,388	3,112,654	834,088

Increase (decrease) in cash	(6,871)	101,389	(5,447)

Cash, beginning of year	101,389	-	5,447

Cash, end of year	$94,518	$101,389	$-

Capital commitments:

The Company has no commitments for property and equipment expenditures for 2008.  The Company has forecasted that any property and equipment expenditures incurred in 2009, based on future needs, will be funded from working capital and/or from operating or capital leases.

C. Research and Development, Patents and Licenses

The company has not incurred any research and development since 2005.   The last costs incurred for research and development was in 2004 in the amount of $115,340.

D. Trend Information

No trends that will impact upon the Company’s results this year are known at this time.

E. Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

No contractual obligations exists as of December 31, 2008.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Randy Hayward, B.Comm, LLB. – President, Chief Executive Officer, Acting Chief Financial officer, and Director

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

Rick Gliege – Manager of Operations

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

SUMMARY COMPENSATION TABLE
Name and Principal Position	Period Ended December 31	Annual Compensation			Long-term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARS (1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP (2) Payouts ($)
D. Randy Hayward (3) President and Acting CFO	2008 2007 2006	120,000 166,000 (4) 62,000	Nil Nil Nil	Nil Nil Nil	2,000,000 500,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

As of the date hereof, the Corporation does not have any long-term incentive plans and no long-term incentive plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2008.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Options Granted During the Most Recently Completed Financial Year

The following table provides a summary of the stock options granted to the Named Executive Officers during the twelve-month period ended December 31, 2008.

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
D. Randy Hayward President and Acting CFO	600,000 200,000 1,200,000 2,000,000	5.88% 1.96% 11.76% 19.6%	$0.12 $0.10 $0.10	$0.12 $0.10 $0.035	Feb 19, 2013 Mar 10, 2010 Dec 24, 2013

Notes:
(1)	The total number of options granted during the twelve-month period ended December 31, 2008 was 10,205,000.

Option Exercises and Year-end Option Values

The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended December 31, 2007 and the value of unexercised options held by the Named Executive Officer as at December 31, 2007.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2008		Value of Unexercised in-the-money Options at December 31, 2008
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
D. Randy Hayward President and Acting CFO	Nil	Nil	2,450,000	50,000	Nil	Nil

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

Employment Contracts

During the fiscal year ended December 31, 2008, the Corporation has an employment contract with the President and Chief Executive Officer of the company for providing management services at a rate of $120,000 per annum.

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

Compensation of Directors

At December 31, 2008, the Corporation had four (4) directors, one (1) of whom was also an executive officer.  In the most recently completed financial year, the Corporation paid each director, other than the President an annual retainer of $5,000.  The President did not receive any compensation for serving as a director.  Directors were also reimbursed for reasonable expenses.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	10,205,000 Common Shares	$0.11 per Common Share	5,716,989 Common Shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,205,000 Common Shares	$0.11 per Common Share	5,716,989 Common Shares

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

D. Employees

As at December 31, 2008, the Company had the following full-time employees (or under contract providing management, accounting and administrative):

Poly-Pacific International Inc. -  3 management, 1 consultant, 1 accounting and 1 administration

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at December 31, 2008, the numbers of issued common shares are 79,609,946 as compared to 58,720,279 as at December 31, 2007.  No preferred shares have been issued.

As of December 31, 2008, all directors, officers and key employees of the Company as a group own and control approximately 2% of the Company's common shares outstanding and could own and control approximately 3% of the Company's common shares if all outstanding options and warrants were to be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company.  The people identified in the table below are the only registered owners of more than 10% of the Company’s voting securities, as of December 31, 2008.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted(3)
None	-	-	-

B. Related Party Transactions

During the reporting years, the Company had the following related party transactions with corporations under significant influence of the Company's directors:

Year Ended December 31	2008	2007	2006
Management Fees	--	--	48,300

The management fees paid in 2006 related to the former CEO and President, Mr. Thomas Lam.  During the 2008, the Company paid $120,000 to its current President and Chief Executive Officer.

As disclosed in the notes to the financial statements, these transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

 ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Poly-Pacific International Inc. for the years ended December 31, 2008, 2007 and 2006 are incorporated with this Item 8 to this report:

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

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

Financial Statements

December 31, 2008 and 2007

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements of Poly-Pacific International Inc. for the years ended December 31, 2008 and 2007 have been prepared by management in accordance with U.S. generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the financial statements in a timely manner.  The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the  financial statements with management and the external auditors.  K.R. Margetson Ltd., an independent firm of chartered accountant (British Columbia, Canada)  and a Certified Public Accountant (Illinois, US) , appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ Randy Hayward
Randy Hayward President, Chief Executive Officer

February 15, 2009

K. R. MARGETSON LTD.	Chartered Accountant

Keith@krmargetson.com
PO Box 45, 5588 Inlet Avenue	331 East 5th Street
Sechelt BC V0N 3A0	North Vancouver BC V7L 1M1
Tel: 604.885.2810	Tel: 604.929.0819
Toll Free Fax: 1.877.874.9583

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Poly-Pacific International Inc.

We have audited the accompanying balance sheets of Poly-Pacific International Inc. (the “Company”) as at December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows the years ended December 31, 2008 and 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements for the year ended December 31, 2006 were audited by other auditors whose report dated April 19, 2007 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008  in accordance with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ K.R. Margetson Ltd.
Chartered Accountant North Vancouver, Canada April 29, 2009

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Balance Sheets
As at December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
ASSETS
Current Assets
Cash and cash equivalents	$94,518	$101,389
Sales tax receivable	16,107	49,233
Loans receivable (Note 3)	13,000	17,149
Prepaid expenses and advances	41,944	13,866
Total current assets	165,569	181,637

Security deposit	-	304,603
Equipment (Note 4)	8,253	11,116
Total assets	$173,822	$497,356

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$77,557	$61,249
Convertible debentures payable (Note 5)	119,000	110,500
Total current liabilities	196,557	171,749

Total liabilities	196,557	171,749

Contingencies (Note 7)

Going concern (Note 1)

STOCKHOLDERS' EQUITY (DEFICIENCY)
Capital stock (Note 6) (Note 14) restated	5,678,396	4,903,756
Authorized:
Unlimited common and preferred shares
Common shared issued and outstanding
December 31, 2008 - 79,609,946
December 31, 2007 - 58,720,279
December 31, 2006 - 25,237,740
Additional paid in capital (Note 13) restated	3,424,280	2,375,573
Accumulated deficit	(9,178,606)	(7,006,917)
Accumulated other comprehensive income	53,195	53,195
Total stockholders' equity	(22,735)	325,607
Total liabilities and stockholders' equity	$173,822	$497,356

The accompanying notes to the financial statements are an integral part of the statements.

Approved on behalf of the Board

/s/ Richard Oravec	/s/ Dick Sharples
Richard Oravec Director	Richard Oravec Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Statement of Operations
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Expenses
General and administrative	$787,686	$1,050,664	$516,952
Occupancy costs	38,345	94,769	26,421
Professional fees	231,745	347,444	229,701
Amortization of equipment	2,864	3,922	5,393
Engineering	149,569	182,239	-
Foreign exchange loss	7,554	17,889	1,458
Regulatory costs	33,960	175,998	26,248
Consulting	919,458	1,012,280	47,626
	2,171,181	2,885,205	853,799

Operating loss from operations	(2,171,181)	(2,885,205)	(853,799)

Other income		148,894	-
Interest income	8,041	5,059	-
Interest expense	(8,549)	(30,675)	(3,239)

Operating loss from continuing operations	(2,171,689)	(2,761,927)	(857,038)
before income taxes

Income taxes	-	-	-

Loss from continuing operations	(2,171,689)	(2,761,927)	(857,038)

Loss from discontinued operations (Note 12)	-	(213,456)	(1,113,441)

Net loss for the year	$(2,171,689)	$(2,975,383)	$(1,970,479)

Net loss per share	$(0.03)	$(0.06)	$(0.09)

Loss per share from operations	$(0.03)	$(0.06)	$(0.04)

Loss per share from discontinued operations	$-	$-	$(0.05)

Weighted average of shares outstanding,
basic and diluted (Note 9)	63,493,042	47,146,785	22,817,241

The accompanying notes to the financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Statement of Stockholders’ Equity
For the Years Ended December 31, 2008, 2007 and 2006

	Number of Shares	Number of Warrants	Common stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)
Balance at December 31, 2005	18,885,456	-	$1,998,538	$731,170	$(2,061,055)	$53,195	$721,848

Issuance of common shares - restated	6,352,284	5,595,284	294,884	174,180	-	-	469,064
Stock based compensation	-	-	-	47,626	-	-	47,626
Loss for the period	-	-	-	-	(1,970,479)	-	(1,970,479)

Balance at December 31, 2006, restated	25,237,740	5,595,284	$2,293,422	$952,976	$(4,031,534)	$53,195	$(731,941)

Issuance of common shares - restated	16,385,987	16,385,987	883,034	757,243	-	-	1,640,277
Exercise of Options - restated	3,153,500	-	583,190	(267,840)	-	-	315,350
Exercise of Warrants - restated	2,770,848	(2,770,848)	372,671	(79,086)	-	-	293,585
Shares for debt settled	3,172,208	-	171,438	-	-	-	171,438
Shares for Polyran	7,999,996	-	600,000	-	-	-	600,000
Stock based compensation	-	-	-	1,012,280	-	-	1,012,280
Loss for the period	-	-	-	-	(2,975,383)	-	(2,975,383)

Balance at December 31, 2007, restated	58,720,279	19,210,423	$4,903,756	$2,375,573	$(7,006,917)	$53,195	$325,607

Issuance of common shares	15,441,564	15,441,564	317,199	241,546	-	-	558,745
Exercise of Options	850,000	-	165,609	(74,409)	-	-	91,200
Exercise of Warrants	1,327,436	(1,327,436)	170,632	(37,888)	-	-	132,744
Expired Warrants	-	(1,497,000)	-	-	-	-	-
Shares for debt settled	3,270,667	-	121,200	-	-	-	121,200
Stock based compensation	-	-	-	919,458	-	-	919,458
Loss for the period	-	-	-	-	(2,171,689)	-	(2,171,689)

Balance at December 31, 2008	79,609,946	31,827,551	$5,678,396	$3,424,280	$(9,178,606)	$53,195	$(22,735)

The accompanying notes to the financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Operating Activities
Net loss for the year	$(2,171,689)	$(2,761,927)	$(857,038)
Items not involving cash
Amortization of equipment	2,864	3,922	5,393
Deferred income taxes expense	-	-	(174,750)
Stock-based compensation	919,458	1,012,280	47,626
Net change in non-cash operating assets and
liabilities (Note 10 (ii))	330,108	(627,264)	221,969
Funds used in continuing operations	(919,259)	(2,372,989)	(756,800)

Funds used in discontinued operations (Note 12)	-	(638,276)	(82,735)
Cash used in operating activities	(919,259)	(3,011,265)	(839,535)

Financing Activities
Bank overdraft advances	-	-	19,131
Funds provided by variable interest entity	-	-	280,589
Issuance of common stock, net of share issue costs	903,888	3,104,154	469,064
Debenture payable advances	8,500	8,500	17,000
Funds provided by discontinued operations (Note 12)	-	-	48,304
Cash provided by financing activities	912,388	3,112,654	834,088

Increase (decrease) in cash	(6,871)	101,389	(5,447)

Cash, beginning of year	101,389	-	5,447
Cash, end of year	$94,518	$101,389	$-

Supplemental cash flow information (Note 10)

The accompanying notes to the financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

1.	Nature of Business and Going Concern

Nature of Business

Poly-Pacific International Inc. (“Poly Pacific” or the “Company”) was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is actively pursuing the reclamation of industrial polymers throughout the world.  Poly Pacific is focused on exploring and pursuing new environmentally sound methods and technologies in recycling, and in particular, the reclamation sector.

Going Concern

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2008 of $2,171,689 with a total accumulated deficit of $9,178,606.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 14.

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

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  The claims are discussed in Note 4 Convertible Debentures and Note 7 Contingencies. The likely outcome of these claims is disclosed on a per claim basis, along with any measurement uncertainty relating thereto.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

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

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2008, there were cash equivalents of $nil (2007 - $20,000).  As at December 31, 2008, all amounts were deposited in accounts that were federally insured.  (2007 - $15,328 were in accounts that were not insured.)

Equipment

Equipment is recorded at cost and amortized over its estimated useful life.  Amortization is calculated at the following annual rates:

Computer equipment	- 30% declining balance
Office equipment	- 20% declining balance

Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, 'Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurement and expands disclosures about fair value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS 157 established market and observable inputs as the preferred source of values, followed by assumptions based on hypothetical transaction in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices in active markets for identical asset or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active” (FSP 157-3), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP 157-3 became effective immediately.

Financial Instruments

Fair Value:

The fair value of cash and cash equivalents,, loan receivable and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate short-term maturity of these financial instruments.   The convertible debentures are being carried at amortized value on the balance sheet but were recognized at fair value at the date of issuance.

Risks:

Financial instruments that potentially subject the Company to credit risk consist principally of cash. Management does not believe the Company is exposed to significant credit risk.

The Company’s convertible debentures payable are subject to interest rate price risk.   Management believes the degree of risk to be insignificant.

The Company is subject to currency risks, which management believes are insignificant.

The accompanying financial statements do not include any adjustments that might result from the eventual outcome of the risks and uncertainties described above.

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

Translation of Foreign Currency

The functional currency of the Company is the Canadian dollar.  Foreign currency balances are translated into Canadian dollars as follows:

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Translation of Foreign Currency (continued)

Monetary assets and liabilities of are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at average rates of exchange in effect at the respective transaction months.  The resulting exchange gains or losses are included in earnings.  Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Assets and liabilities of foreign subsidiary were translated into Canadian dollars at a rate of exchange in effect at the balance sheet date and revenue and expenses at the exchange rates in effect at the time the revenue or expense was incurred.  Resulting translation adjustments, if material, are accumulated as a separate component of accumulated other comprehensive income in the statement of stockholders’ equity while foreign currency translation gains and losses are included in operations.

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

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options.  The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with SFAS 123(R). The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.  The expected life of employee stock options is based on historic forfeiture rates.  Transactions in which goods and services are received from non employees in exchange for the issuance of shares are accounted for on the basis of the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Net Income (loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.  Dilutive net income (loss) per share on the potential exercise of the equity-based financial instruments is not presented where the effect is anti-dilutive.

Comprehensive Income

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.

Consolidation

The Company has two wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”).  As discussed in Note 2, these companies have been classified as discontinued operations, the Company no longer has control over their operations and the accounts of those entities are not included in these financial statements.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries and other expenses.

Advertising

The Company expenses advertising costs as incurred.

Deposit

Deposit consists of refundable amounts held by vendors.

Recent Pronouncements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), "Business Combinations”.  SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company does not expect it to have a material effect on the financial statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Recent Pronouncements (continued)

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company does not expect it to have a material impact on its financial statements.

In March, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No 161. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.   The Company is currently evaluating the impact of SFAS 160 on its financial statements.

 In May 2008, the FASB issued SFAS 162, “The hierarchy of Generally Accepted Accounting Principles”  (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the frame work for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles.  This statement shall be effective 60 days after the SEC’s approval of the Public Company Accounting Oversight Board amendment to AU Section 411, “the Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”  The Company is currently reviewing the provisions of SFAS 162 on its financial statements but does not expect it to have a material effect.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – and interpretation of FASB Statement No. 60” (“SFAS 163”.  SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that statement.  SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  The Company is currently reviewing the provisions of SFAS 163 on its financial statements but does not expect it to have a material effect.

3.	Loans Receivable

The loans are unsecured and bear interest of 6% annually.  They are repayable principal and interest in full, ten days after the Company provides the borrower with a written notice of demand.

4.	Equipment

	December 31, 2008
	Cost	Accumulated Amortization	Net
Computer equipment	$61,419	$56,937	$4,482
Office equipment	31,785	28,015	3,770
	$93,204	$84,952	$8,252

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

4.	Equipment (continued)

	December 31, 2007
	Cost	Accumulated Amortization	Net
Computer equipment	$61,419	$55,016	$6,403
Office equipment	31,785	27,072	4,713
	$93,204	$82,088	$11,116

5.	Convertible Debentures Payable

A $275,000 unsecured convertible debenture was issued during 2003.  The convertible debenture bears interest at 10% per annum and was due on December 15, 2004.  The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share.  The convertible debentures held by the public were settled with the debenture holders during 2005 for cash consideration of $161,856.  During 2005, a convertible debenture holder exercised his option to convert his $10,000 convertible debenture to 161,332 common shares of the Company at a negotiated price of $0.075 per share.  The remaining convertible debentures of $119,000 are held by former directors of the Company.  Of that amount, $70,424 has been demanded but the Company has counterclaimed and refused payment.  The Company has provided fully for the principal and interest.

6.	Capital Stock

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

For the fiscal year ended December 31, 2008

Pursuant to the private placement agreement dated March 10, 2008, the Company issued 1,862,500 units at a price of $0.08 per unit by way of a non-brokered private placement for net proceeds of $137,920 (net of share issuance costs of $11,080). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.15 until March 10, 2010.  The net proceeds from the sale of these units has been allocated between share capital of $81,829 in respect of the shares and $56,091 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

Pursuant to the private placement agreement dated August 27, 2008, the Company issued 1,300,000 units at a price of $0.05 per unit by way of a non-brokered private placement for net proceeds of $65,000 (net of share issuance costs of $nil). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until August 27, 2010.  The net proceeds from the sale of these units has been allocated between share capital of $37,329 in respect of the shares and $27,671 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

On October 17, 2008, the Company settled certain debts with various creditors in the total amount of $32,200 by issuing 644,000 common shares of the Company at a price of $0.05 per common share.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

6.	Capital Stock (continued)

Pursuant to the private placement agreement dated December 24, 2008, the Company issued 12,279,064 units at a price of $0.03 per unit by way of a non-brokered private placement for net proceeds of $355,825 (net of share issuance costs of $12,547.20).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until December 24, 2009 or $0.20 thereafter until December 24, 2010.  The net proceeds from the sale of these units has been allocated between share capital of $204,780 in respect of the shares and $151,045 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

On December 31, 2008, the Company settled additional debt with various creditors in the total amount of $89,000 by issuing 2,626,667 common shares of the Company at a price of $0.05 per common share.

For the fiscal year ended December 31, 2007

On January 4, 2007, the Company settled certain of its debt with various creditors in the aggregate amount of $171,438 by issuing 3,172,208 common shares of the Company ranging in price from $0.05 to $0.10 per common share.

Pursuant to the First private placement Agreement dated January 31, 2007, the Company issued 6,000,000 units at a price of $0.05 per unit by way of a non-brokered private placement for total proceeds of $290,906 (net of share issuance costs of $9,094). Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until Jan 31, 2009.  The net proceeds from the sale of these units has been allocated between share capital of $161,159 in respect of the shares and $129,747 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

Pursuant to the Second private placement Agreement dated May 25, 2007, the Company issued 3,000,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $289,050 (net of share issuance costs of $10,950).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.40 until May 25, 2009.  The net proceeds from the sale of these units has been allocated between share capital of $154,282 in respect of the shares and $134,768 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

On June 20, 2007, the Company purchased all of the issued and outstanding shares of Polyran Reclamation Inc, (“Polyran”) pursuant to an exempt takeover bid.  In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran. The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

6.	Capital Stock (continued)

Pursuant to the Third private placement Agreement dated July 19, 2007, the Company issued a total of 4,803,130 units at a price of $0.18 per unit by way of a non-brokered private placement for total proceeds of $796,669 (net of share issuance costs of $67,895).  This placement was completed in two separate closing dates with 3,352,853 units being closed on July 19, 2007 and 1,450,277 units being closed on August 2, 2007.  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.30 until the first anniversary of the closing date and at $0.40 upon the second anniversary from the closing date. The net proceeds from the sale of these units has been allocated between share capital of $420,513 in respect of the shares and $376,156 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

Pursuant to the Fourth private placement Agreement dated November 29, 2007, the Company issued 2,582,857 units at a price of $0.105 per unit by way of a non-brokered private placement for total proceeds of $263,654 (net of share issuance costs of $7,546).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.14 until November 29, 2009.  The net proceeds from the sale of these units has been allocated between share capital of $147,082 in respect of the shares and $116,572 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

Stock-Based Compensation Plan

a)       Summary of the stock option transactions are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	1,086,600	$0.10
Granted	1,700,000	0.10
Cancelled	(205,900)	0.10
Outstanding at December 31, 2006	2,580,700	0.10
Granted	6,550,000	0.21
Exercised	(3,153,500)	0.10
Cancelled	(717,200)	0.10
Balance at December 31, 2007	5,260,000	0.23
Granted	10,205,000	0.11
Exercised	(850,000)	0.11
Cancelled	(4,410,000)	0.13
Balance at September 30, 2008	10,205,000	$0.16

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008

6.	Capital Stock (continued)

During the year, a total of 10,205,000 options were granted to directors, officers and consultants of the Company.

On February 19, 2008, 2,575,000 stock options, exercisable at $0.12, were granted to directors, officers, employees and consultants of the Company.  These options expire on February 19, 2013 and vest immediately.

On March 6, 2008, 910,000 stock options, exercisable at $0.10, were granted to employees and consultants of the Company.  These options expire on March 6, 2010 and vest immediately.

On March 10, 2008, 200,000 stock options, exercisable at $0.10, were granted to a director and officer of the Company.  These options expire on March 10, 2010 and vest immediately.

On April 21, 2008, 600,000 stock options, exercisable at $0.12, were granted to consultants of the Company.  These options expire on April 21, 2010 and vest immediately.

On June 19, 2008, 350,000 stock options, exercisable at $0.10 were granted to consultants and an employee of the Company.  These options expire on June 19, 2013 and all vested immediately except for  37,500 options which vest equally and quarterly for the nine months following the date of grant.

On September 4, 2008, 500,000 stock options, exercisable at $0.10 were granted to a director of the Company.  These options expire on September 4, 2013 and all vested immediately.

On December 3, 2008, 500,000 stock options, exercisable at $0.10 were granted to consultants of the Company.  These options expire on December 3, 2010 with 25% of the options vesting immediately and an additional 12.5% vesting quarterly from the date of grant.  These options are subject to a 4-month hold period.

On December 18, 2008, 2,820,000 stock options, exercisable at $0.10 were granted to consultants and employees of the Company.  These options expire on  December 18, 2013 and all vested immediately.

On December 24, 2008, 1,750,000 stock options, exercisable at $0.10 were granted to directors and officers of the Company.  These options expire on December 18, 2013 and all vested immediately.  These options are subject to a 4-month hold period.

During the year, 4,410,000 stock options were cancelled.

b)  The following table summarizes information about stock options outstanding at December 31, 2008, 2007 and 2006.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

6.	Capital Stock (continued)

2008
Options Outstanding			Options Exercisable
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
4,570,000	$0.10	5.0	4,570,000	$0.10
300,000	0.10	4.5	300,000	0.10
1,765,000	0.12	4.2	1,765,000	0.12
1,900,000	0.11	3.6	1,900,000	0.11
50,000	0.10	3.3	50,000	0.10
250,000	0.10	3.1	250,000	0.10
500,000	0.10	2.0	125,000	0.10
150,000	0.15	1.2	150,000	0.15
230,000	0.10	1.3	230,000	0.10
350,000	0.14	0.4	350,000	0.14
140,000	0.18	0.2	140,000	0.18
10,205,000	0.11	3.2	9,830,000	0.11

2007
Options Outstanding			Options Exercisable
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
250,000	0.33	4.5	1,250,000	0.33
550,000	0.14	4.4	500,000	0.14
1,400,000	0.18	4.1	1,400,000	0.18
810,000	0.10	4.0	560,000	0.10
3,010,000	0.16	3.2	3,710,000	0.16

2006
Options Outstanding			Options Exercisable
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
1,500,000	0.10	1.3	-	0.10
880,700	0.10	0.4	880,700	0.10
200,000	0.10	0.2	150,000	0.10
2,580,700	0.10	3.2	1,030,700	0.10

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

6.	Capital Stock (continued)

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

During the year ended December 31, 2008, the Company recognized $919,458 (2007 - $1,012,280 2006 - $47,626) in stock-based compensation expense.

As at December 31, 2008, there were $74,409 (2007 - $434,388) of unrecognized compensation costs related to non-vested stock options.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	December 31 2008	December 31 2007	December 31 2006	2005
Expected volatility	163%-198%	215%	224%	87%
Interest rate	1.10%-3.25	4.39%	4.15%	2.58%
Expected life options	2	2	4.53	5
Fair value	$.03-$.09	$0.21	$0.07	$0.03

Warrants

A summary of warrant transactions are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at December 31, 2006	5,595,284	0.12

Issued:	16,385,987	0.26

Exercised:	(2,770,848)	0.11

Balance at December 31, 2007	19,210,423	0.24

Issued:	15,441,564	0.11

Expired:	(1,497,000)	0.22

Exercised:	(1,327,436)	0.10

Balance at December 31, 2008	31,827,551	$0.18

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

7.	Contingencies

There are claims totalling $143,067 against the Company’s subsidiaries, whose operations are now discontinued.  As at the date of these statements, no claim against the Company has been made in connection with its subsidiaries’ operations.  The likely outcome cannot be determined at this time and no provision has been made in the statements for any potential payment.

8.	Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 31.0% (2007 – 34.12%; 2006 – 32.49%) and the actual income tax provision are summarized as follows:

	2008		2007		2006
Computed expected income
taxes (recovery)		$(673,224)		$(1,015,200)		$(640,209)

Increase (decrease) in tax resulting from:
Non-deductible permanent costs		285,941		354,026		22,050

Capital cost allowance for tax in excess of amortization		(3,108)		(4,495)		(4,584)
Loss on discontinued operations		-		72,831		361,757
Unutilized loss carry forwards		390,391		592,838		260,986

Total income taxes	$	---	$	---	$	---

As at December 31, 2008 the tax effect of temporary timing differences that give rise to significant components of deferred income tax asset are noted below.  A valuation allowance has been recorded as management believes it is more likely than not that the deferred tax asset will not be realized.  For the year ended December 31, 2008 the valuation allowance increased by $228,121 (2007 - $634,509; 2006 – $416,415).

	2008		2007		2006
Assets:
Tax benefits of losses carry forward Non–capital		$1,778,713		$1,528,050		$890,979
Capital		164,630		181,200		181,200
Difference between tax value and
book value of capital assets		29,997		35,969		38,531

Valuation allowance		(1,973,340)		(1,745,219)		(1,110,710)

Net future tax assets	$	---	$	---	$	---

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

8.	Income Taxes (continued)

As at December 31, 2008, the Company has $5,737,785 in non-capital losses that may be used to reduce future Canadian income taxes otherwise payable.  The non – capital losses expire as follows:

2009	$195,297
2010	$394,901
2014	$696,840
2015	$651,998
2026	$803,281
2027	$1,736,142
2028	$1,259,326

In addition, the Company has $531,066 in taxable capital losses that have no expiry date but may only be utilized to reduce future taxable capital gains.

9.	Net Loss per Common Share

Diluted net loss per common share is calculated using the treasury stock method.  The effects of the potential exercise of options, warrants and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2008, 2007 and 2006 and were excluded from the calculation of diluted net loss per common share.

10.	Supplemental Cash Flow Information

	2008	2007	2006
Sales tax receivable	$33,126	$(35,487)	$11,448
Loan receivable	4,149	(17,149)	-
Prepaid expenses and advances	(28,078)	(13,866)	9,358
Security deposit	304,603	(304,603)	-
Accounts payable and accrued liabilities	16,308	(256,159)	201,163
Net change in non-cash operating
assets and liabilities	$330,108	$(627,264)	$221,969

b) Interest
Interest paid	$49	$2,423	$3,239
Interest received	$8,041	$-	$-

Significant non-cash transactions during the year ended December 31, 2008, 2007 and 2006 were as follows:

a)  2008 - settlement of debt in the amount $121,200 by issuing 3,270,667 common shares

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

10.	Supplemental Cash Flow Information (continued)

b) 2007- settlement of debt in the amount of $171,438 by issuing 3,172,208 common shares

c) 2006 - none

11.	Related Party Transactions

During the year, the Company had no related party transactions with corporations under significant influence of one of the Company's former directors:

	2008	2007	2006
Management fees	$-	$-	$48,300

The Company has paid or accrued management fees of $120,000 in 2008 (2007 - $120,000).

In addition, during the year, director fees of $5,000 (2007 - $5,000) were paid to each of three (3) individual directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.	Discontinued Operations

On November 1, 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of its wholly owned subsidiary, Poly-Pacific Technologies Ltd. (“PPT”) and its operations in Ontario California.

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

Discontinued operations and their results of operations, financial position and cash flows are shown separately for all periods presented.  Summarized financial information for discontinued operations is set forth below:

Summarized Statement of Operations of discontinued operations:

TOTAL	2008	2007	2006
Revenues	$-	$300,632	$1,470,357
Cost of sales	-	453,157	1,269,440
Expenses	-	60,931	1,314,358

Net loss	$-	$(213,456)	$(1,113,441)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

12.	Discontinued Operations (continued)

Summarized Statement of Operations of discontinued operations (continued)

PTT	2008	2007	2006
Revenues	$-	$300,632	$1,462,113
Cost of sales	-	453,157	1,142,352
Expenses	-	60,931	1,024,375

Net loss	$-	$(213,456)	$(704,614)

EVERWOOD	2008	2007	2006
Revenues	$-	$-	$8,244
Cost of sales	-	-	127,088
Expenses	-	-	289,983

Net loss	$-	$-	$(408,827)

Summarized Balance Sheets of discontinued operations:

TOTAL	2008	2007	2006
Current Assets	$-	$-	$395,740
Equipment	$-	$-	$889,312
Current Liabilities	$-	$-	$1,326,650

PTT	2008	2007	2006
Current Assets	$-	$-	$385,402
Equipment	$-	$-	$889,312
Current Liabilities	$-	$-	$1,196,828

EVERWOOD	2008	2007	2006
Current Assets	$-	$-	$10,338
Equipment	$-	$-	$-
Current Liabilities	$-	$-	$129,822

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

12.	Discontinued Operations (continued)

Summarized Statement of Cash Flows of discontinued operations:

TOTAL	2008	2007	2006
Operating Activities
Cash provided by (used in)
operating activities	$-	$(638,276)	$(82,735)

Financing Activities
Cash provided by (used in)
financing activities	-	-	48,304

Investing activities
Cash provided by (used in)
investing activities	-	-	-

Increase (decrease) in cash	$-	$(638,276)	$(34,431)

PPT	2008	2007	2006
Operating Activities
Cash provided by (used in)
operating activities	$-	$(638,276)	$224,688

Financing Activities
Cash provided by (used in)
financing activities	-	-	48,304

Investing activities
Cash provided by (used in)
investing activities	-	-	-

Increase (decrease) in cash	$-	$(638,276)	$272,992

PPT	2008	2007	2006
Operating Activities
Cash provided by (used in)
operating activities	$-	$-	$(307,423)

Financing Activities
Cash provided by (used in)
financing activities	-	-	-

Investing activities
Cash provided by (used in)
investing activities	-	-	-

Increase (decrease) in cash	$-	$-	$(307,423)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

13.	Restatement of prior years’ financial statements

(a) Share warrants purchased and exercised

During the years ended December 31, 2006 and 2007, management used an incorrect method for accounting for the proceeds on the issuance of its equity instruments that included both a share and share warrant.  Although a differentiation was made with respect to the relative fair value of each of the components, all the proceeds were allocated to common stock.  Accordingly, on the sale of units during the year ended December 31, 2006, common stock was overstated and additional paid-in capital was understated by $174,180.  At the end of that year, the balances in those accounts were similarly over and understated.

On the sale of units during the year ended December 31, 2007, a similar error was made and common stock was overstated and additional paid-in capital was understated by $757,243.

On the exercise of warrants during the year ended December 31, 2007, as no amount had been allocated to additional paid-in capital on issuance, no proportionate reduction was made to that account upon exercise.  During the year when warrants were exercised, common stock should have been increased and additional paid-in capital should have been reduced by $79,086.

As a result of these errors, as at December 31, 2007, common stock was overstated and additional paid in-capital was understated by $852,337.

(b) Options exercised

During the year ended December 31, 2007, management used an incorrect accounting method when options were exercised.  The original cost of the option that was charged to operations and credited to additional paid-in capital, was not relieved out of that account and into common stock.  Accordingly, when accounting for the exercise of options common stock was understated and additional paid-in capital overstated by $267,840.  At the end of that year, the balances in those accounts were similarly over and understated.

	Number of Shares	As Previously Reported	Restatement (a)	Restatement (b)	As Restated
Statement of Stockholders' Equity		$	$	$	$

Year ended December 31, 2009

Issuance of common shares	6,352,284
Common Stock		469,064	(174,180)	-	294,884
Additional Paid-in Capital		-	174,180	-	174,180

Closing balance, December 31, 2006	25,237,740
Common Stock		2,467,602	(174,180)	-	2,293,422
Additional Paid-in Capital		778,796	174,180	-	952,976

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

	Number of shares	As Previously Reported	Restatement (a)	Restatement (b)	As Restated
Statement of Stockholder’s Equit		$	$	$	$

Year ended December 31, 2007

Issuance of common shares	$16,385,987
Common Stock		1,640,278	(757,243)		883,035
Additional Paid-in Capital		-	757,243		757,243

Exercise of Option for common shares	3,153,500
Common Stock		315,350		267,840	583,190
Additional Paid-in Capital		-		(267,840)	(267,840)

Exercise of Warrants common shares	2,770,848
Common Stock		293,585	79,086		372,671
Additional Paid-in Capital		-	(79,086		(79,086)

Closing Balance, December 31, 2007	58,720,279
Common Stock		5,488,253	(852,337)	267,840	4,903,756
Additional Paid-in Capital		1,791,076	852,337	(267,840)	2,375,573

	Number of Shares	As Previously Reported	Restatement (a)	Restatement (b)	As Restated
Balance Sheet		$	$	$	$

Closing Balance, December 31, 2007	58,720,279
Common Stock		5,488,253	(852,337)	267,840	4,903,756
Additiona Paid-in Capital		1,791,076	852,337	(267,840)	2,375,573

14.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada.  Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	2008	2007	2006
Balance Sheet Adjustments

Additional Paid In Capital - as restated
Balance under U.S. GAAP	$3,424,280	$2,375,573	$952,976
Adjustment for stock compensation for employees (a)	(58,396)	(58,396)	(58,396)

Balance under Canadial GAAP	$3,365,884	$2,317,177	$894,580

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2008 and 2007

14.	Differences Between United States and Canadian Generally Accepted Accounting Principles (continued)

Accumulated Comprehensive Income
Balance under U.S. GAAP		$53,195		$53,195		$53,195
Translation adjustments (b)		(53,195)		(53,195)		(53,195)

Balance under Canadian GAAP	$	---	$	---	$	---

Retained earnings (deficit)
Balance under U.S. GAAP		$(9,178,606)		$(7,006,917)		$(4,031,534)
Translation adjustment (b)		53,195		53,195		53,195
Cumulative adjustment of prior
Years’ differences		58,396		58,396		58,396

Balance under Canadian GAAP		$(9,067,015)		$(6,895,326)		$(3,919,943)

Effect on statement of operations
Net loss under U.S. GAAP		$2,171,689		$2,975,383		$1,970,479

Net loss under Canadian GAAP		$2,171,689		$2,975,383		$1,970,479

Basic loss per share - Canadian GAAP		$0.03		$0.06		$0.09

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

a)	Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002.  Prior to this, no stock based compensation expense was required to be recorded.

b)	Translation Adjustment

Under former Canadian GAAP, the foreign currency translation adjustment would be recorded as a cumulative translation adjustment rather than as accumulated other comprehensive income

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "PMB". The following table sets forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V.

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)

Year	Period	High	Low
2000	1 Year	0.4	0.15
2001	1 Year	0.35	0.14
2002	1 Year	0.29	0.11
2003	1 Year	0.24	0.11
2004	1 Year	0.175	0.075
2005	1 Year	0.13	0.045
2006	Quarter 1	0.12	0.05
	Quarter 2	0.13	0.06
	Quarter 3	0.12	0.07
	Quarter 4	0.08	0.05
	Annual	0..13	0.05
2007	Quarter 1	0.65	0.06
	Quarter 2	0.41	0.1
	Quarter 3	0.41	0.17
	Quarter 4	0.27	0.09
	Annual	0.65	0.06
2008	Quarter 1	0.14	0.09
	Quarter 2	0.14	0.08
	Quarter 3	0.09	0.02
	Quarter 4	0.04	0.01
	Annual	0.14	0.01
2009	Jan-09	0.05	0.03
	Feb-09	0.05	0.03
	Mar-09	0.06	0.04
	Apr-09	0.05	0.04
	May-09	0.05	0.03
	Jun-09	0.05	0.03

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description is a summary of the material terms of the provisions of our Articles of Incorporation.  The Articles of Incorporation have been filed as exhibits to the registration statement.

Common Shares

The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2008, there were 79,609,946 common shares issued and outstanding that were held by approximately 66 shareholders of record.

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

Common Shares and Warrants:

As at December 31, 2008, the numbers of issued common shares are 79,609,946 as compared to 58,720,279 as at December 31, 2007.  No preferred shares have been issued.

During fiscal year 2008, the Company had the following private placements:

Pursuant to the private placement agreement dated March 10, 2008, the Company issued 1,862,500 units at a price of $0.08 per unit by way of a non-brokered private placement for net proceeds of $137,920 (net of share issuance costs of $11,080). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.15 until March 10, 2010.  The net proceeds from the sale of these units has been allocated between share capital of $81,829 in respect of the shares and $56,091 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

Pursuant to the private placement agreement dated August 27, 2008, the Company issued 1,300,000 units at a price of $0.05 per unit by way of a non-brokered private placement for net proceeds of $65,000 (net of share issuance costs of $nil). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until August 27, 2010.  The net proceeds from the sale of these units has been allocated between share capital of $37,329 in respect of the shares and $27,671 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

On October 17, 2008, the Company settled certain debts with various creditors in the total amount of $32,200 by issuing 644,000 common shares of the Company at a price of $0.05 per common share.

Pursuant to the private placement agreement dated December 24, 2008, the Company issued 12,279,064 units at a price of $0.03 per unit by way of a non-brokered private placement for net proceeds of $355,825 (net of share issuance costs of $12,547.20).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until December 24, 2009 or $0.20 thereafter until December 24, 2010.  The net proceeds from the sale of these units has been allocated between share capital of $204,780 in respect of the shares and $151,045 in respect of the warrants based on the fair value of warrants as determined by  level 1 inputs.

On December 31, 2008, the Company settled additional debt with various creditors in the total amount of $89,000 by issuing 2,626,667 common shares of the Company at a price of $0.05 per common share.

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

There is a convertible debenture remaining as at the date of this report, for a total principal value of $102,000, held by 2 subscribers, who are all former directors of the Company, which is convertible to common shares of the Corporation at the rate of $0.15 to $0.20 per share.

Stock Options

During the year, a total of 10,205,000 options were granted to directors, officers and consultants of the Company.

On February 19, 2008, 2,575,000 stock options, exercisable at $0.12, were granted to directors, officers, employees and consultants of the Company.  These options expire on February 19, 2013 and vest immediately.

On March 6, 2008, 910,000 stock options, exercisable at $0.10, were granted to employees and consultants of the Company.  These options expire on March 6, 2010 and vest immediately.

On March 10, 2008, 200,000 stock options, exercisable at $0.10, were granted to a director and officer of the Company.  These options expire on March 10, 2010 and vest immediately.

On April 21, 2008, 600,000 stock options, exercisable at $0.12, were granted to consultants of the Company.  These options expire on April 21, 2010 and vest immediately.

On June 19, 2008, 350,000 stock options, exercisable at $0.10 were granted to consultants and an employee of the Company.  These options expire on June 19, 2013 and all vested immediately except for  37,500 options which vest equally and quarterly for the nine months following the date of grant.

On September 4, 2008, 500,000 stock options, exercisable at $0.10 were granted to a director of the Company.  These options expire on September 4, 2013 and all vested immediately.

On December 3, 2008, 500,000 stock options, exercisable at $0.10 were granted to consultants of the Company.  These options expire on December 3, 2010 with 25% of the options vesting immediately and an additional 12.5% vesting quarterly from the date of grant.  These options are subject to a 4-month hold period.

On December 18, 2008, 2,820,000 stock options, exercisable at $0.10 were granted to consultants and employees of the Company.  These options expire on  December 18, 2013 and all vested immediately.

On December 24, 2008, 1,750,000 stock options, exercisable at $0.10 were granted to directors and officers of the Company.  These options expire on December 18, 2013 and all vested immediately.  These options are subject to a 4-month hold period.

During the year, 4,410,000 stock options were cancelled.

Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2008, 2007 and 2006

	Number of Shares	Number of Warrants	Common stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)
Balance at December 31, 2005	18,885,456	-	$1,998,538	$731,170	$(2,061,055)	$53,195	$721,848

Issuance of common shares - restated	6,352,284	5,595,284	294,884	174,180	-	-	469,064
Stock based compensation	-	-	-	47,626	-	-	47,626
Loss for the period	-	-	-	-	(1,970,479)	-	(1,970,479)

Balance at December 31, 2006, restated	25,237,740	5,595,284	$2,293,422	$952,976	$(4,031,534)	$53,195	$(731,941)

Issuance of common shares - restated	16,385,987	16,385,987	883,034	757,243	-	-	1,640,277
Exercise of Options - restated	3,153,500	-	583,190	(267,840)	-	-	315,350
Exercise of Warrants - restated	2,770,848	(2,770,848)	372,671	(79,086)	-	-	293,585
Shares for debt settled	3,172,208	-	171,438	-	-	-	171,438
Shares for Polyran	7,999,996	-	600,000	-	-	-	600,000
Stock based compensation	-	-	-	1,012,280	-	-	1,012,280
Loss for the period	-	-	-	-	(2,975,383)	-	(2,975,383)

Balance at December 31, 2007, restated	58,720,279	19,210,423	$4,903,756	$2,375,573	$(7,006,917)	$53,195	$325,607

Issuance of common shares	15,441,564	15,441,564	317,199	241,546	-	-	558,745
Exercise of Options	850,000	-	165,609	(74,409)	-	-	91,200
Exercise of Warrants	1,327,436	(1,327,436)	170,632	(37,888)	-	-	132,744
Expired Warrants	-	(1,497,000)	-	-	-	-	-
Shares for debt settled	3,270,667	-	121,200	-	-	-	121,200
Stock based compensation	-	-	-	919,458	-	-	919,458
Loss for the period	-	-	-	-	(2,171,689)	-	(2,171,689)

Balance at December 31, 2008	79,609,946	31,827,551	$5,678,396	$3,424,280	$(9,178,606)	$53,195	$(22,735)

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

H. Statement by Experts

Included as Exhibit 10.1 in respect of the audited financial statements of the Company for the year ending December 31, 2008.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

Not applicable.

B. Code Of Ethics

Not applicable.

C. Principal Accountant Fees And Services

External Auditor Service Fees
The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008	$15,000	Nil	$5,000	Nil
2007	$15,000	Nil	$5,000	Nil

D. Exemption From Listing Standards For Audit Committees

Not applicable.

E. Purchases Of Equity Securities By The Issuer And Affiliated Persons

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
10.1	Consent of accountants pursuant to Item 10.G
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C section 1350

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

Date: June 29, 2009	By:	/s/ Randy Hayward
Randy Hayward President