Form 20-F
period 2009-12-31
Global Green Matrix Corp.
filed 2010-07-20
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2009
Commission File Number: 000-51180

Global Green Matrix Corp.
(formerly Poly-Pacific International Inc.)
 (Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)
943 Canso Drive
Gabriola, BC, V0R 1X2
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
5,844,722 Common Shares and 0 (zero) Preferred Shares

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
Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1--Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	6

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1--Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY	10
A. History and Development of the Company	10
B. Business Overview	11

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
Company's Critical Accounting Policies
A. Operating Results	18
Table 5.1--Summary of Operations	18
B. Liquidity and Capital Resources	19
D. Trend Information	21
E. Off Balance Sheet Arrangements	21
F. Tabular Disclosure of Contractual Obligations	21

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A. Directors and Senior Management	21
B. Compensation	23
C. Board Practices	27
D. Employees	27
E. Share Ownership	27

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
A. Major Shareholders	28
B. Related Party Transactions	28
C. Interests of Experts and Counsel	28

ITEM 8. FINANCIAL INFORMATION	29
A. Consolidated Financial Statements and Other Financial Information	30
Consolidated Financial Statements for December 31, 2009, 2008 and 2007	30
B. Significant Changes	30

ITEM 9. THE OFFER AND LISTING	52
Table 9.1--History on TSX Venture Exchange (in Canadian Dollars)	52

ITEM 10. ADDITIONAL INFORMATION	53
A. Share Capital	53
Common Shares	53
Preferred Shares	54
Stock options	54
B. Memorandum and Articles of Association	56
C. Disclosure controls and Procedures update
D. Material Contracts	57
E. Exchange Controls	57
F. Taxation	59
G. Dividend and Paying Agents	60
H. Statement by Experts	60
I. Documents on Display	60
J. Subsidiary Information	61

EXPLANATORY NOTE REGARDING FORM 20-F

This Form 20-F is filed for the years ended December 31, 2009, 2008, and 2007.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Table 1.1—Company Directors and Officers

Name	Position	Business Address
Randy Hayward	President, Acting Chief Executive officer and Acting Chief Financial Officer and Director	943 Canso Drive Gabriola, British Columbia, V0R 1X2
Greg Pendura	Director	Edmonton, AB, CAN
Richard Orate	Director	Greenwich, CT, USA
Philip Kempis	Director	New York, NY, USA

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited financial statements. Our financial statements for fiscal years ended December 31, 2009, 2008 and 2007 have been audited by K.R.Margetson Ltd.  Financial statements for fiscal years ending December 31, prior to 2007 have been audited by Collins Barrow Edmonton LLP, Chartered Accountants. The selected financial data should be read in conjunction with and are qualified by reference to the Financial Statements and notes thereto for the years ended December 31, 2009 and 2008 included elsewhere in the Exhibits to this Report.

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

Global Green Matrix Corp.
	Year ended 31/12/2009	Year ended 31/12/2008	Year ended 31/12/2007	Year ended 31/12/2006	Year ended 31/12/2005
Total Consolidated Revenues	--	--	--	1,470,357	3,052,716
Total Operating Expenses	930,892	2,171,689	2,975,383	2,281,996	4,389,138
Income tax expense (recovery)	---	--	--	--	174,750
Net Loss	(930,892)	(2,171,689)	(2,975,383)	(1,970,479)	(1,161,662)
Discount on Redemption of Preferred Shares		--	--	--	--
Net Income (Loss) available to Common Shareholders	(930,892)	(2,171,689)	(2,975,383)	(1,970,479)	(1,161,662)
Net Income (Loss) per share	(0.17)	(0.51)	(0.95)	(1.30)	(1.39)
Diluted Earnings (Loss) per share	(0.17)	(0.51)	(0.95)	(1.30)	(1.39)

Total Assets	28,602	173,822	497,356	1,313,837	2,111,503
Long term obligations	607,744	196,557	171.749	2,045,778	--
Additional Paid in Capital	3,621,500	3,424,280	2,375,573	952,976	731,170
Accumulated Comprehensive Income	53,195	53,195	53,195	53,195	53,195
Common Shares Capital	5,855,261	5,678,396	4,903,756	2,293,422	1,998,538
Preferred Shares Capital	---	--	--	--	--
Accumulated Deficit	(10,109,498)	(9,178,606)	(7,006,917)	(4,031,534)	(2,061,055)
Total Shareholders Equity	(579,142)	(22,735)	325,607	(731,941)	721,848

Common Shares outstanding	5,844,722	5,107,329	3,914,685	1,682,516	1,259,030
Weighted Average – Diluted Shares	5,607,680	4,232,869	3,143,119	1,521,149	835.749

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

Annual Periods	2009	2008	2007	2006	2005
Rate at end of period	0.9469	0.8210	1.0120	0.8671	0.8576
Average rate during period	0.8760	0.9371	0.9309	0.8700	0.8253
High Rate	0.7916	0.8101	0.8437	0.8629	0.8672
Low Rate	0.9469	1.0001	1.0908	0.8700	0.7853

Monthly Periods	May/10	Apr/10	Mar/10	Feb/10	Jan/10	Dec/09
Rate at end of period	0.9613	0.9950	0.9772	0.9470	0.9583	0.9469
Average rate during period	0.9616	0.9949	0.9775	0.9462	0.9588	0.9484
High Rate	0.9547	0.9911	0.9739	0.9425	0.9552	0.9438
Low Rate	0.9671	0.9989	0.9804	0.9505	0.9619	0.9519

On June 30, 2010, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $.9429 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Capitalization of Global Green Matrix Corp. in Canadian Dollars
Description	Authorized	Balance at December 31, 2009
Debentures	N/A	$127,500
Common Shares	Unlimited (5,844,722 issued and outstanding as of December 31, 2009)	$5,855,661

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

Because we do not have a compensation committee, shareholders will have to rely on the entire board of directors, one member of which is not independent, to perform this function.

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

The holders of the $127,500 in convertible debentures outstanding as at the date of this report might decide to act on the conversion if the common shares value rises above the conversion price.  If this event was to occur it would have the effect of diluting the earnings per share by about 0.2% which could decrease the value of the Company’s common shares.  This amount is comprised of $102,000 in principal and $25,500 in accrued interest.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company had changed its name to Global Green Matrix Corp. (referred to as “Global Green”) from Poly-Pacific International Inc. on February 25, 2010.  Global Green is an innovator in eco-friendly solutions to Industrial Waste by-products.  The Company is actively pursuing the reclamation of industrial polymers throughout the world. The significance and importance of recycling and reclaiming industrial waste has become an important global issue. Poly-Pacific is focused on benefiting our planet by exploring and pursuing new environmentally sound methods and technologies in recycling, while creating significant value for our shareholders as the leading company in the reclamation sector.

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

On July 8, 2008, the Company completed a feasibility study on the McAdoo landfill site in Kingston, Ontario.  The McAdoo landfill site proved not to be economically.  Then on November 10, 2008, the Company had signed a License Agreement with Energy Quest Inc. Under the terms of this agreement, the Company will have the exclusive rights to commercialize and/or or manufacture, market and distribute Energy Quest's Gasification Technologies in the People's Republic of China, which includes Mainland China, Hong Kong and Macau.

On February 25, 2010, the Company changed its name to Global Green Matrix Corp. from Poly-Pacific International Inc. and consolidated its common shares on the basis of one (1) new post consolidation share for every fifteen (15) pre consolidation common shares.  The significance and importance of recycling and reclaiming industrial waste has become an important global issue. Global Green is focused on benefiting our planet by exploring and pursuing new environmentally sound methods and technologies in recycling.

Stock listing Information:

As discussed above, Global Green Matrix Corp. is a junior industrial company that was first listed in Canada in 1995 and trades as a Tier 1 company on the TSX Canadian Venture Exchange (TSX-V:GGX).  Poly-Pacific was also listed on the USA on December 30, 2005, on the NASDAQ Over The Counter Bulletin Board (OTCBB: GGXCF.OB), on the Frankfurt Stock Exchange in January 2007 (POZG.F), and the Berlin Stock Exchange (AOLGDN) also in January 2007.

The address of our principal executive offices is 943 Canso Drive, Gabriola, British Columbia, V0R 1X2:  (604) 324-2110.   The name and address of our registered agent in Canada is:  Davis LLP, Livingston Place, 1000-250 2nd St. SW, Calgary, Alberta, T2P 0C1.

B. Business Overview

Since inception, the Company has worked to refine its MultiCut ™ plastic blasting media by developing the technology to provide consistent, high quality products for military, commercial and industrial customers.

As worldwide demand for plastic blast media declined coupled with rising costs and declining demand for plastic media, management at Global Green has concluded that being a manufacturer of plastic blast media is no longer economically viable. Recognizing this, they have made the decision to redirect the company from being a buyer of plastics to being a provider of the commodity.

Global Green has a long history in recycled plastics, purchasing the majority of its scrap plastic from China. As such, it has identified the worldwide shortage in certain types of plastics, specifically petroleum based polymers. As a result of this decision, the company is had focused its efforts in the reclamation of polymers, specifically nylon, that have strategically been buried in landfill sites around the world.

Utilizing its expertise in the recycling of plastics, Global Green has sought out several landfill sites in North America that contain vast quantities commercial grade of nylon. These nylon deposits were as a result of over-production by the various manufactures during the 1950’s, 60’s and 70’s. Nylon, being a synthetic fibre, takes hundreds of years to decompose. Nylon which was deposited underground thirty to forty years ago will still retain most of its virgin commercial value. As a commodity, nylon is one of the most popular polymers in use today. When first invented in the 1940’s, nylon was mainly used for parachutes, toothbrushes and stockings. Nylon was also a principle component in the manufacturing of automotive tires up until the 1960’s. Today, nylons largest market, motor vehicles, accounted for 45% of total demand. Other major markets include electrical and electronics, consumer and institutional goods, packaging and industrial products. Advances in the motor vehicle market will fuel gains, as nylon will continue to penetrate new applications in engine and mechanical areas. Electrical and electronic markets will be bolstered by gains in wire, cable and electronic component uses. Worldwide nylon demand is estimated to increase by 40% by 2015.

With growing landfill sites becoming a worldwide problem, landfill reclamation projects provided Global Green with a unique opportunity to assist in cleaning our environment, while earning revenue for the Company and enhancing shareholder value. The Company will continue to pursue its business model to include the reclamation of landfill sites and industrial polymer fibre throughout North America.  The first property to be assessed was the McAdoo Landfill Site in the City of Kingston, Ontario.  The feasibility study for McAdoo which was completed in 2008 proved to be economically unviable, however, the company was able to gain experience and knowledge that it will be able to leverage in other properties it continues to assess.

Currently, the Company is investigating various environmental and other business opportunities to enhance shareholder value.

Property, Plants and Equipment

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995.  On February 25, 2010, the Company changed its name to Global Green Matrix Corp. (“Global Green”) or the “Company”. Global Green is focused on exploring and pursuing new environmentally sound methods and technologies in recycling, and in particular, the reclamation sector.

Going Concern

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2009 of $930,892 with a total accumulated deficit of $10,109,498.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 12.

Consolidation

In 2007, the Company had two wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”).  As discussed in Note 11, these companies have been classified as discontinued operations, the Company no longer has control over their operations and the accounts of those entities are not included in these financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2009 and 2008, there were no cash equivalents.  All amounts were deposited in accounts that were federally insured.

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

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer.  Revenues are recognized only when title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations and the customer bears the risk of loss.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life.  Amortization is calculated at the following annual rates:

Computer equipment	- 30% declining balance
Office equipment	- 20% declining balance

Fair Value Measurements

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Code (“ASC”) topic 820 “Fair Value Measurements and Disclosures” (formerly FAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis.  ASC 820 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurement and expands disclosures about fair value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at fair value.

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.  The Company has adopted ASC 825, “Financial Instruments”, which allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value. The Company has not elected the fair value option for any eligible financial instruments.

Financial Instruments

Fair Value:

The fair value of cash and cash equivalents, loan receivable and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate short-term maturity of these financial instruments.   The convertible debentures are being carried at amortized value on the balance sheet but were recognized at fair value at the date of issuance.

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

Impairment of Long-Lived Assets

The Company reviews, at least annually, the carrying values of long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  If estimates of undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount then the carrying amount of the asset is written down to its fair value.

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

Comprehensive Income

In accordance with ASC topic 220 “Comprehensive Income” (formerly FAS 130), comprehensive income (loss) consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.  Other comprehensive income all represented foreign currency translation adjustments.

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

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted ASC topic 718 “Stock Compensation” (formerly FAS 123(R) This accounting standard requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options.  The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Schools model consistent with ASC 718. The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.  The expected life of employee stock options is based on historic forfeiture rates.  Transactions in which goods and services are received from non employees in exchange for the issuance of shares are accounted for on the basis of the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured.

Net Income (loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially assumable common shares.  Dilutive net income (loss) per share on the potential exercise of the equity-based financial instruments is not presented where the effect is anti-dilutive.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries, consulting fees and other expenses.

Derivative Instruments

The Company follows ASC topic 815, “Derivatives and Hedges”. This standard established accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  In general, this standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (I) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.  The Company has not entered into derivative contracts to hedge existing risks or for speculative purposes.

This standard also recognizes instances where derivatives, including embedded derivates, may be recognized as equity.  The Company follows sub-topic 815-40, “Contract in entity’s own entity” which sets forth conditions which must be met where contracts requiring settlement in shares are recorded as equity instruments.  The Company issues share units, which include both a share and an embedded warrant.  Under this standard the shares and warrants are bifurcated and recorded on a proportionate fair value basis.

Recent Pronouncements

In June 2009, the FASB issued new accounting standards (FAS 166 and 167) amending the accounting and disclosure requirements for transfers of financial assets. This accounting standard requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, it eliminates the concept of a qualifying special-purpose entity (“QSPE”). This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company has not completed the assessment of the impact this new standard will have on the Company’s financial condition, results of operations or cash flows.

In October 2009, the FASB published ASU 2009-13, “Revenue Recognition” (Topic 605) “Multiple Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and also requires expanded disclosures. The guidance in this update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Recent Pronouncements (continued)

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures which amends ASC Topic 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 (the Company’s fiscal year 2012); early adoption is permitted.  The Company is currently evaluating the impact of adopting ASU 2010-06 on its financial statements.

Table 5.1—Summary of Operations

	2009	2008	2007
Revenues from continuing operations	$-	$-	$-
Loss from continuing operations	(930,892)	(2,171,689)	(2,761,927)
Loss from discontinued operations	-	-	(213,546)
Net Loss for the year	(930,892)	(2,171,689)	(2,975,473)

Net loss per share	(0.17)	(0.03)	(0.06)
Loss per share from operations	(0.17)	(0.03)	(0.06)
Loss per share from discontinued operations	-	-	-

Total assets	28,602	173,822	497,356
Bank loan, Long term debt and Debentures payable of continuing operations	607,744	196,557	171,749
Non-controlling interest of variable interest entity	-	-	-
Total liabilities	607,744	196,557	171,749
Working Capital (Deficiency) of continuing operations	(585,296)	(30,988)	9,888

Results of Operations

Overall, operating losses from continuing operations were $930,892 for the year ended December 31, 2009 compared to $2,171,689 for the year ended December 31, 2008.  The decrease of $1,240,747 in operating expenses for the years ending December 31, 2009 and 2008 are attributed to the following:

General and administrative expenses decreased by $195,329 from $787,686 for the year ended December 31, 2008 to $592,357 for the year ended December 31, 2009 as there was an overall decrease in corporate activity during the year as compared to 2008.

Occupancy costs decreased by $16,100 from $38,345 to $22,245 as the Company had closed its office in Burnaby, British Columbia in 2009.

Professional fees decreased by $133,495 from $231,745 to $98,250.  Lower legal fees were incurred as the Company had less general corporate matters to deal with in 2009 as compared to the same period in 2008.  The Company also had only one private placement during the year.

Amortization of equipment decreased by $765 from $2,864 to $2,099.   There were no additions or disposals of any capital assets during the year.

Foreign exchange loss for the year ended December 31, 2009 was $3,801 as compared to a loss of $7,554 in the year ended December 31, 2008.  The exchange rate loss is due to timing differences (difference in the amount recorded as compared to the amount paid) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense increased by $437 to $8,986 for the year ended December 31, 2009 as compared to $8,549 for the year ended December 31, 2008.  This is primarily due to the interest accrued for loans received from related parties and on the convertible debenture.

Engineering fees were $130,250 for the year ended December 31, 2009 as compared to $149,569 for the year ended December 31, 2008.  During 2009, the Company had done investigative and engineering work for reclamation project in Eastern USA as compared to the 2008 engineering fees relates to the McAdoo project in Kingston, Ontario.

Stock compensation expense also decreased by $861,908 from $919,458 to $57,550 as the Company issued less stock options in 2009 than it had in 2008 and the fair value of these options were much lower in 2009 than those issued in 2008.

Income taxes:

The Company had a $nil balance for current taxes due to losses for year ended December 31, 2009.  The Company recognized a deferred income taxes expense of $nil for the year ended December 31, 2009.

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

B. Liquidity and Capital Resources

The following table presents Major Company financial data in summary form, as reported pursuant to U.S. GAAP, as at the years ended December 31, 2009, 2008 and 2007:

Year	Current assets	Total assets	Current liabilities
2009	22,448	28,602	607,744
2008	165,569	173,822	196,557
2007	181,637	497,356	171,749

As at December 31, 2009, there was a working capital deficiency of $585,296compared to working capital of $30,988 as at December 31, 2008.   The decrease in working capital was due to the reduction of private placements the company was able to close during the fiscal year.

The Company’s cash position decreased by $93,286 to $1,232 as at December 31, 2009, as compared to a cash balance of $94,518 as at December 31, 2008. The Company used $410,221 to fund operations and received cash of $316,935 from financing activities for the year ended December 31, 2009.  During the year, the Company did not use or receive any funds from investing activities.

The following table delineates the sources and uses of cash by the Company during the most recent three years covered by the financial statements.

	2009	2008	2007

Operating Activities
Net loss for the year	$(930,892)	$(2,171,689)	$(2,761,927)
Items not involving cash
Amortization of equipment	2,099	2,864	3,922
Interest on debentures payable	8,500	8,500	8,500
Expenses paid by share issuance	-	121,200	171,438
Stock-based compensation	57,550	919,458	1,012,280
Net change in non-cash operating assets and liabilities (Note 9)	452,522	330,108	(627,264)
Funds used in continuing operations	(410,221)	(789,559)	(2,193,051)

Funds used in discontinued operations (Note 11)	-	-	(638,276)

Cash used in operating activities	(410,221)	(789,559)	(2,831,327)

Financing Activities
Issuance of common stock, net of share issue costs	316,935	782,688	2,932,716

Cash provided by financing activities	316,935	782,688	2,932,716

Increase (decrease) in cash	(93,286)	(6,871)	101,389

Cash, beginning of year	94,518	101,389	-

Cash, end of year	$1,232	$94,518	$101,389

Capital commitments:

The Company has no commitments for property and equipment expenditures for 2009.  The Company has forecasted that any property and equipment expenditures incurred in 2010, based on future needs, will be funded from working capital and/or from operating or capital leases.

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

No contractual obligations exist as of December 31, 2009.

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

Mr. Philip Kempis - Director

Mr. Kempis is a Certified Public Accountant, based in New York, New York where he is the managing partner of Kempis & Company Certified Public Accountants, established in 1990. Mr. Kempis brings almost 40 years of diverse accounting experience to the Board of Directors, which industries include: banking, securities broker-dealers, mining, oil and gas exploration, construction, manufacturing, pharmaceuticals and entertainment.

Richard Orate, Director

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

SUMMARY COMPENSATION TABLE
Name and Principal Position	Period Ended December 31	Annual Compensation			Long-term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARS (1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP (2) Payouts ($)
D. Randy Hayward (3)	2009	120,000	Nil	Nil	Nil	Nil	Nil	Nil
President and	2008	120,000	Nil	Nil	133,333	Nil	Nil	Nil
Acting CFO	2007	166,000	Nil	Nil	33,333	Nil	Nil	Nil
		(4)			(5)

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

(3)	Randy Hayward was appointed President of the Corporation on November 4, 2006.
(4)	$26,500 relates to amounts for 2006, which were paid in 2007.
(5)	Number of securities have been restated to reflect the 15:1 effective on February 25, 2010

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

As of the date hereof, the Corporation does not have any long-term incentive plans and no long-term incentive plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2009.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Stock Options and Stock Option Plan

General

For a description of the stock option plan of the Corporation (the “Plan”) see “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Stock Option Plan”.

Options

The Company had cancelled all unexercised options during 2009.

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

Employment Contracts

During the fiscal year ended December 31, 2009, the Corporation did not have in place any employment contract between the Corporation or any subsidiary or affiliate thereof and any Named Executive Officer.

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

Compensation of Directors

At December 31, 2009, the Corporation had four (4) directors, one (1) of whom was also an executive officer.  In the most recently completed financial year, the Corporation paid each director, other than the President an annual retainer of $5,000.  The President did not receive any compensation for serving as a director.  Directors were also reimbursed for reasonable expenses.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation’s most recently completed financial year.  Numbers of securities reflect the 15:1 rollback.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	Nil	Nil	381,132 Common Shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	381,132 Common Shares

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

D. Employees

As at December 31, 2009, the Company had the following full-time employees (or under contract providing management, accounting and administrative):

Poly-Pacific International Inc. - 1 management, 3 consultants, 1 accounting and 1 administration

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at December 31, 2009, the numbers of issued common shares are 5,844,722 as compared to 5,307,330 as at December 31, 2008.  No preferred shares have been issued.

As of December 31, 2009, all directors, officers and key employees of the Company as a group own and control approximately 1% of the Company's common shares outstanding and could own and control approximately 2% of the Company's common shares if all outstanding options and warrants were to be exercised.

 ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company.  The people identified in the table below are the only registered owners of more than 10% of the Company’s voting securities, as of December 31, 2009.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted(3)
None	-	-	-

B. Related Party Transactions

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $120,000 in 2009 (2008 - $120,000) to the president and director of the Company.  In 2008, the expense was partially extinguished through the issuance of 34,000 shares at $0.75 per share.

b) Paid or accrued consulting fees of $60,000 (2008 - $ nil) for business development to a director of the Company.

c) Paid or accrued director fees of $5,000 (2008 - $5,000) to each of three individual directors of the Company.

As at December 31, 2009 amounts due to related parties represent unpaid management fees, consulting fees and director fees of $166,139.  The remaining balance of $22,264 represents a loan from the president and director.  The loan is payable on demand and bears interest at 10%.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

 ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Poly-Pacific International Inc. for the years ended December 31, 2009, 2008 and 2007 are incorporated with this Item 8 to this report:

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

GLOBAL GREEN MATRIX CORP.
Formerly known as “POLY-PACIFIC INTERNATIONAL INC.”
(Expressed in Canadian Dollars)

Financial Statements

December 31, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements of Global Green Matrix Corp, (formerly Poly-Pacific International Inc.) for the years ended December 31, 2009 and 2008 have been prepared by management in accordance with U.S. generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the financial statements in a timely manner.  The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out their responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors.  K.R. Marge son Ltd, an independent firm of chartered accountants (British Columbia, Canada) and a Certified Public Accountant (Illinois, US), appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

“Randy Hayward”

Rand Hayward
President, Acting Chief Executive Officer

April 30, 2010

K. R. MARGETSON LTD.	Chartered Accountant
Keith@krmargetson.com
PO Box 45, 5588 Inlet Avenue	331 East 5th Street
Sechelt BC V0N 3A0	North Vancouver BC V7L 1M1
Tel: 604.885.2810	Tel: 604.929.0819
Toll Free Fax: 1.877.874.9583

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Global Green Matrix Corp. (formerly Poly-Pacific International Inc.)

We have audited the accompanying balance sheets of Global Green Matrix Corp. (formerly Poly-Pacific International Inc.), referred to as the “Company”) as at December 31, 2009 and 2008 and the related statements of operations, stockholders’ equity and cash flows the years ended December 31, 2009 and 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009  in accordance with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ K.R. Margetson Ltd.

Chartered Accountant

 North Vancouver, Canada
April 30, 2010

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Balance Sheets
As at December 31, 2009 and 2008

	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$1,232	$94,518
Sales tax receivable	5,661	16,107
Loans receivable (Note 3)	15,555	13,000
Prepaid expenses	-	41,944
Total current assets	22,448	165,569

Equipment (Note 4)	6,154	8,253
Total assets	$28,602	$173,822

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$287,765	$77,557
Due to related parties (Note 10)	188,403	-
Demand loan payable, interest at 10%	4,076	-
Convertible debentures payable (Note 5)	127,500	119,000
Total current liabilities	607,744	196,557

Total liabilities	607,744	196,557

Going concern (Note 1)
Subsequent events (Note 13)

STOCKHOLDERS' EQUITY (DEFICIENCY)
Capital stock (Note 6)	5,855,661	5,678,396
Authorized:
Unlimited common and preferred shares
Common shared issued and outstanding
December 31, 2009 - 5,844,722
December 31, 2008 - 5,307,330
Additional paid in capital (Note 13)	3,621,500	3,424,280
Accumulated deficit	(10,109,498)	(9,178,606)
Accumulated other comprehensive income	53,195	53,195
Total stockholders' equity	(579,142)	(22,735)
Total liabilities and stockholders' equity	$28,602	$173,822

The accompanying notes to the financial statements are an integral part of the statements.

Approved on behalf of the Board

“Randy Hayward”	“Richard Oravec”
/s/ Randy Hayward	/s/ Richard Oravec
Director	Director

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007

	2009		2008		2007

Expenses
General and administrative		$592,357		$787,686	$1,050,664
Occupancy costs		22,245		38,345	94,769
Professional fees		98,250		231,745	347,444
Amortization of equipment		2,099		2,864	3,922
Engineering		130,250		149,569	182,239
Foreign exchange loss		3,801		7,554	17,889
Regulatory costs		15,909		33,960	175,998
Stock Compensation Expense		57,550		919,458	1,012,280

		922,461		2,171,181	2,885,205

Loss from operations before other items		(922,461)		(2,171,181)	(2,885,205)

Other Items:
Other income		-		-	148,894
Interest income		555		8,041	5,059
Interest expense		(8,986)		(8,549)	(30,675)

Loss from continuing operations before income taxes		(930,892)		(2,171,689)	(2,761,927)

Income taxes		-		-	-

Loss from continuing operations		(930,892)		(2,171,689)	(2,761,927)

Loss from discontinued operations (Note 11)		-		-	(213,456)

Net loss for the year		$(930,892)		$(2,171,689)	$(2,975,383)

Loss per share from operations		$(0.17)		$(0.51)	$(0.88)

Loss per share from discontinued operations	$	nil	$	nil	$(0.07)

Net loss per share		$(0.17)		$(0.51)	$(0.95)

Weighted average of shares oustanding, basic and diluted (Note 7)		5,609,152		4,232,869	3,143,119

The accompanying notes to the financial statements are an integral part of the statements.

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Stockholders’ Equity
For the Years Ended December 31, 2009, 2008 and 2007

	Number of Shares	Number of Warrants	Capital Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)

Balance at December 31, 2006	1,682,516	373,019	$2,293,422	$952,976	$(4,031,534)	$53,195	$(731,941)
		-
Issuance of common shares	1,092,399	1,092,399	883,034	757,243	-	-	1,640,277
Exercise of Options	210,233	-	583,190	(267,840)	-	-	315,350
Exercise of Warrants	184,723	(184,723)	372,671	(79,086)	-	-	293,585
Shares for debt settled	211,481	-	171,438	-	-	-	171,438
Shares for Polyran	533,333	-	600,000	-	-	-	600,000
Stock based compensation	-	-	-	1,012,280	-	-	1,012,280
Loss for the period	-	-	-	-	(2,975,383)	-	(2,975,383)

Balance at December 31, 2007	3,914,685	1,280,695	$4,903,756	$2,375,573	$(7,006,917)	$53,195	$325,607

Issuance of common shares	1,029,438	1,029,438	317,199	241,546	-	-	558,745
Exercise of Options	56,667	-	165,609	(74,409)	-	-	91,200
Exercise of Warrants	88,496	(88,496)	170,632	(37,888)	-	-	132,744
Expired Warrants	-	(99,800)	-	-	-	-	-
Shares for debt settled	218,044	-	121,200	-	-	-	121,200
Stock based compensation	-	-	-	919,458	-	-	919,458
Loss for the period	-	-	-	-	(2,171,689)	-	(2,171,689)

Balance at December 31, 2008	5,307,330	2,121,837	$5,678,396	$3,424,280	$(9,178,606)	$53,195	$(22,735)

Issuance of common shares	537,392	537,392	177,265	139,670			316,935
Expired Warrants		(1,092,399)					-
Stock based compensation				57,550			57,550
Loss for the period					(930,892)		(930,892)

Balance at December 31, 2009	5,844,722	1,566,830	$5,855,661	$3,621,500	$(10,109,498)	$53,195	$(579,142)

The accompanying notes to the financial statements are an integral part of the statements.

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Operating Activities
Net loss for the year	$(930,892)	$(2,171,689)	$(2,761,927)
Items not involving cash
Amortization of equipment	2,099	2,864	3,922
Interest on debentures payable	8,500	8,500	8,500
Expenses paid by share issuance	-	121,200	171,438
Stock-based compensation	57,550	919,458	1,012,280
Net change in non-cash operating assets and liabilities (Note 9)	452,522	330,108	(627,264)
Funds used in continuing operations	(410,221)	(789,559)	(2,193,051)

Funds used in discontinued operations (Note 11)	-	-	(638,276)

Cash used in operating activities	(410,221)	(789,559)	(2,831,327)

Financing Activities
Issuance of common stock, net of share issue costs	316,935	782,688	2,932,716

Cash provided by financing activities	316,935	782,688	2,932,716

Increase (decrease) in cash	(93,286)	(6,871)	101,389

Cash, beginning of year	94,518	101,389	-

Cash, end of year	$1,232	$94,518	$101,389

Supplemental cash flow information (Note 9)

The accompanying notes to the financial statements are an integral part of the statements.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

1.         Nature of Business and Going Concern

Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995.  On February 25, 2010, the Company changed its name to Global Green Matrix Corp. (“Global Green”) or the “Company”. Global Green is focused on exploring and pursuing new environmentally sound methods and technologies in recycling, and in particular, the reclamation sector.

Going Concern

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2009 of $930,892 with a total accumulated deficit of $10,109,498.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 12.

Consolidation

In 2007, the Company had two wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”).  As discussed in Note 11, these companies have been classified as discontinued operations, the Company no longer has control over their operations and the accounts of those entities are not included in these financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2009 and 2008, there were no cash equivalents.  All amounts were deposited in accounts that were federally insured.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

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

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer.  Revenues are recognized only when title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations and the customer bears the risk of loss.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life.  Amortization is calculated at the following annual rates:

Computer equipment	- 30% declining balance
Office equipment	- 20% declining balance

Fair Value Measurements

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Code (“ASC”) topic 820 “Fair Value Measurements and Disclosures” (formerly FAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis.  ASC 820 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurement and expands disclosures about fair value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at fair value.

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.  The Company has adopted ASC 825, “Financial Instruments”, which allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value. The Company has not elected the fair value option for any eligible financial instruments.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Financial Instruments

Fair Value:

The fair value of cash and cash equivalents, loan receivable and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate short-term maturity of these financial instruments.   The convertible debentures are being carried at amortized value on the balance sheet but were recognized at fair value at the date of issuance.

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

Impairment of Long-Lived Assets

The Company reviews, at least annually, the carrying values of long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  If estimates of undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount then the carrying amount of the asset is written down to its fair value.

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

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Comprehensive Income

In accordance with ASC topic 220 “Comprehensive Income” (formerly FAS 130), comprehensive income (loss) consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.  Other comprehensive income all represented foreign currency translation adjustments.

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

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted ASC topic 718 “Stock Compensation” (formerly FAS 123(R) This accounting standard requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options.  The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Schools model consistent with ASC 718. The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.  The expected life of employee stock options is based on historic forfeiture rates.  Transactions in which goods and services are received from non employees in exchange for the issuance of shares are accounted for on the basis of the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured.

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

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries, consulting fees and other expenses.

 Derivative Instruments

The Company follows ASC topic 815, “Derivatives and Hedges”. This standard established accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  In general, this standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (I) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.  The Company has not entered into derivative contracts to hedge existing risks or for speculative purposes.

This standard also recognizes instances where derivatives, including embedded derivates, may be recognized as equity.  The Company follows sub-topic 815-40, “Contract in entity’s own entity” which sets forth conditions which must be met where contracts requiring settlement in shares are recorded as equity instruments.  The Company issues share units, which include both a share and an embedded warrant.  Under this standard the shares and warrants are bifurcated and recorded on a proportionate fair value basis.

Recent Pronouncements

In June 2009, the FASB issued new accounting standards (FAS 166 and 167) amending the accounting and disclosure requirements for transfers of financial assets. This accounting standard requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, it eliminates the concept of a qualifying special-purpose entity (“QSPE”). This accounting standard is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company has not completed the assessment of the impact this new standard will have on the Company’s financial condition, results of operations or cash flows.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)

Recent Pronouncements (continued)

In October 2009, the FASB published ASU 2009-13, “Revenue Recognition” (Topic 605) “Multiple Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and also requires expanded disclosures. The guidance in this update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures which amends ASC Topic 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 (the Company’s fiscal year 2012); early adoption is permitted.  The Company is currently evaluating the impact of adopting ASU 2010-06 on its financial statements.

3.         Loans Receivable

The loan is unsecured and bears interest of 6% annually.  It is repayable, principal and interest in full, ten days after the Company provides the borrower with a written notice of demand.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

4.         Equipment

	December 31, 2009
	Cost	Accumulated Amortization	Net
Computer equipment	$61,419	$58,281	$3,138
Office equipment	31,785	28,769	3,016
	$93,204	$87,050	$6,154

	December 31, 2008
	Cost	Accumulated Amortization	Net
Computer equipment	$61,419	$56,936	$4,483
Office equipment	31,785	28,015	3,770
	$93,204	$84,951	$8,253

5.         Convertible Debentures Payable

The debentures are convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share.  The balance includes accrued interest.

6.         Capital Stock

Subsequent to the year end, the Company consolidated its common shares on the basis of one (1) new post consolidation share for every fifteen (15) pre consolidation shares.  Where the exchange results in a fractional share, the number of common shares will be rounded to the nearest whole common share. These financial statements give retroactive effect to this reverse split.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

6.         Capital Stock - Continued

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

For the fiscal year ended December 31, 2009

Pursuant to the private placement Agreement dated June 9, 2009, the Company issued 537,392 units at a price of $0.60 per unit by way of a non-brokered private placement for total proceeds of $316,935 (net of share issuance costs of $5,500).  Each unit comprises one common share and one share purchase warrant.  Each share warrant entitles the holder to purchase one common share at $1.50 for the first 12 months from the date of issuance thereof, and at a price of $3.00 for the next 12 months, and will expire on June 9, 2011.  Based on the relative fair value of each of the components, the net proceeds from the sale of these units have been allocated as follows: $177,265 to capital stock with respect of the shares and $139,670 to additional paid in capital with respect of the warrants.   The warrants were valued using the Black-Schools option valuation model assuming no expected dividends and the weighted average assumptions as per the stock based compensation plan noted below.

For the fiscal year ended December 31, 2008

Pursuant to the private placement agreement dated March 10, 2008, the Company issued 124,167 units at a price of $1.20 per unit by way of a non-brokered private placement for net proceeds of $137,920 (net of share issuance costs of $11,080). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $2.25 until March 10, 2010.  Based on the relative fair value of each of the components, the net proceeds from the sale of these units have been allocated as follows: $81,829 to capital stock with respect of the shares and $56,091 to additional paid in capital with respect of the warrants. The warrants were valued using the Black-Schools option valuation model assuming no expected dividends and the weighted average assumptions as per the stock based compensation plan noted below.

Pursuant to the private placement agreement dated August 27, 2008, the Company issued 86,667 units at a price of $0.75 per unit by way of a non-brokered private placement for net proceeds of $65,000 (net of share issuance costs of $nil). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $1.50 until August 27, 2010.  Based on the relative fair value of each of the components, the net proceeds from the sale of these units have been allocated as follows: $37,329 to capital stock with respect of the shares and $27,671 to additional paid in capital with respect of the warrants. The warrants were valued using Black-Schools option valuation model assuming no expected dividends and the weighted average assumptions as per the stock based compensation plan noted below.

On October 17, 2008, the Company settled debts with various creditors in the total amount of $32,200 by issuing 42,933 shares of the Company at a price of $0.75 per share.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

6.         Capital Stock (continued)

Pursuant to the private placement agreement dated December 24, 2008, the Company issued 818,604 units at a price of $0.45 per unit by way of a non-brokered private placement for net proceeds of $355,825 (net of share issuance costs of $12,547.20).  Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $1.50 until December 24, 2009 or $3.00 thereafter until December 24, 2010.  Based on the relative fair value of each of the components, the net proceeds from the sale of these units have been allocated as follows: $204,780 to capital stock with respect of the shares and $151,045 to additional paid in capital with respect of the warrants. The warrants were valued using Black-Schools option valuation model assuming no expected dividends and the weighted average assumptions as per the stock based compensation plan noted below.

On December 31, 2008, the Company settled additional debt with various creditors in the total amount of $89,000 by issuing 141,111 shares of the Company at a price of $0.45 per share and 34,000 shares at a price of $.75 per share.  The 34,000 shares were issued to the president and director.

Stock-Based Compensation Plan

a)	Summary of the stock option transactions are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2006	172,047	1.50
Granted	436,667	3.15
Exercised	(210,233)	1.50
Cancelled	(47,813)	1.50
Balance at December 31, 2007	350,667	3.45
Granted	680,333	1.65
Exercised	(56,667)	1.65
Cancelled	(294,000)	1.95
Balance at December 31, 2008	680,333	2.40
Granted	20,000	1.50
Exercised	-	-
Cancelled	(700,333)	2.25
Balance at December 31, 2009	-	$-

The Company cancelled all outstanding stock options on October 9, 2009; as a result, there were no outstanding stock options as of December 31, 2009.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

6.         Capital Stock (continued)

On December 31, 2008, there were 680,333 (2007 – 350,667) stock options outstanding at the weighted average exercise price of $2.40 (2007 - $3.45).

The Black-Schools option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and is fully transferable.  In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions.

Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

During the year ended December 31, 2009, the Company recognized $57,550 (2008 - $919,458, 2007 - 1,012,280) in stock-based compensation expense and the balance of unrecognized compensation costs related to non-vested stock options were $nil (2008 - $47,705, 2007 - $434,388).

The fair value for stock options expensed was estimated using the Black-Schools option pricing model assuming no expected dividends and the following weighted average assumptions:

	December 31, 2009	December 31, 2008	December 31, 2007	December 31 2006
Expected volatility	201%	181%	215%	224%
Interest rate	0.83%	2.05%	4.39%	4.15%
Expected life options (years)	2	2	2	4.53
Fair value	$0.49	$0.75	$3.15	$0.07

Warrants

A summary of warrant transactions is as follows:
	Number of Warrants	Weighted Average Exercise Price
Balance at December 31, 2007	1,280,695	$3.60
Issued:	1,029,438	1.65
Expired:	(99,800)	3.30
Exercised:	(88,496)	1.50

Balance at December 31, 2008	2,121,837	$2.76
Issued:	537,392	1.65
Expired:	(1,092,399)	3.30
Exercised:	-	-

Balance at December 31, 2009	1,566,829	$2.00

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

7.         Net Loss per Common Share

Diluted net loss per common share is calculated using the treasury stock method.  The effects of the potential exercise of options, warrants and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2009, 2008 and 2007 and were excluded from the calculation of diluted net loss per common share.

8.         Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 30.0% (2008 – 31.0%; 2007 – 34.12%) and the actual income tax provision are summarized as follows:

	2009		2008		2007

Computed expected income taxes (recovery)		$(279,268)		$(673,224)		$(1,015,200)

Increase (decrease) in tax resulting from:
Non-deductible permanent costs		19,760		285,941		354,026
Capital cost allowance for tax in excess of amortization		(2,592)		(3,108)		(4,495)
Loss on discontinued operations		-		-		72,831
Unutilized loss carry forwards		262,100		390,391		592,838

Total income taxes	$	---	$	---	$	---

As at December 31, 2009 the tax effect of temporary timing differences that give rise to significant components of deferred income tax asset are noted below.  A valuation allowance has been recorded as management believes it is more likely than not that the deferred tax asset will not be realized.  For the year ended December 31, 2009 the valuation allowance increased by $167,432 (2008 - $228,121; 2007 – $634,509).

	2009		2008		2007

Assets:
Tax benefits of losses carry forward
Non–capital		$1,955,016		$1,778,713		$1,528,050
Capital		159,320		164,630		181,200
Difference between tax value and book value of capital assets		26,436		29,997		35,969

Valuation allowance		(2,140,772)		(1,973,340)		(1,745,219)

Net future tax assets	$	---	$	---	$	---

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

8.         Income Taxes (continued)

As at December 31, 2009, the Company has $6,616,720 in non-capital losses that may be used to reduce future Canadian income taxes otherwise payable.  The non – capital losses expire as follows:

2010	$394,901
2014	$696,840
2015	$685,694
2026	$871,148
2027	$1,736,142
2028	$1,258,328
2029	$873,667

In addition, the Company has $531,066 in taxable capital losses that have no expiry date but may only be utilized to reduce future taxable capital gains.

9.         Supplemental Cash Flow Information

	2009		2008		2007
Sales tax receivable		$10,446		$33,126		$(35,487)
Loan receivable		(2,555)		4,149		(17,149)
Prepaid expenses and advances		41,944		(28,078)		(13,866)
Security deposit		-		304,603		(304,603)
Accounts payable and accrued liabilities		210,208		16,308		(256,159)
Amounts due to related parties		188,403		-		-
Demand loan payable		4,076		-		-
Net change in non-cash operating assets and liabilities		$452,522		$330,108		$(627,264)

b) Interest
Interest paid		$486		$49		$22,175

Taxes paid	$	nil	$	nil	$	nil

Significant non-cash transactions during the year ended December 31, 2009, 2008 and 2007 were as follows:

a)  2009 – no significant non-cash transaction

b)  2008 - settlement of debt in the amount $121,200 by issuing 218,044 common shares

c)  2007- settlement of debt in the amount of $171,438 by issuing 211,481 common shares

d)  2007 – issue of 533,333 shares for all outstanding shares of Polyran Reclamation Inc.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

10.         Related Party Transactions and Balances

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $120,000 in 2009 (2008 - $120,000) to the president and director of the Company.  In 2008, the expense was partially extinguished through the issuance of 34,000 shares at $0.75 per share.

b) Paid or accrued consulting fees of $60,000 (2008 - $ nil) for business development to a director of the Company.

c) Paid or accrued director fees of $5,000 (2008 - $5,000) to each of three individual directors of the Company.

As at December 31, 2009 amounts due to related parties represent unpaid management fees, consulting fees and director fees of $166,139.  The remaining balance of $22,264 represents a loan from the president and director.  The loan is payable on demand and bears interest at 10%.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

11.         Discontinued Operations

During fiscal 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media and plastic lumber, the Company closed and ceased operations of its wholly owned subsidiaries in Ontario, California and St. Thomas, Ontario.

As a result of these discontinued operations, the Company is focused on exploring and pursuing new methods and technologies in recycling, especially within the reclamation sector.

Discontinued operations and their results of operations, financial position and cash flows are shown separately for all periods presented.  Selected summarized financial information for discontinued operations is set forth below:

Summarized Statement of operations of discontinued operations:

TOTAL	2009	2008	2007
Revenues	$-	$-	$300,632
Cost of sales	-	-	453,157
Expenses	-	-	60,931

Net loss	$-	$-	$(213,456)

Summarized Balance Sheet of discontinued operations:

	2009	2008	2007
Current Assets	$-	$-	$-
Equipment	$-	$-	$-
Current Liabilities	$-	$-	$-

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

11.       Discontinued Operations (continued)

Summarized Statement of Cash Flow of discontinued operations:

	2009	2008	2007
Operating Activities
Cash used in operating activities	$-	$-	$(638,276)

Net loss	$-	$-	$(638,276)

12.       Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada.  Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	2009	2008	2007
Balance Sheet Adjustments:

Additional Paid In Capital
Balance under U.S. GAAP	$3,648,204	$3,424,280	$2,375,573
Adjustment for stock compensation
for employees (a)	(58,396)	(58,396)	(58,396)

Balance under Canadian GAAP	$3,589,808	$3,365,884	$2,317,177

Accumulated Comprehensive Income

Balance under U.S. GAAP	$53,195	$53,195	$53,195
Translation adjustments (b)	(53,195)	(53,195)	(53,195)

Balance under Canadian GAAP	$-	$-	$-

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles (continued)

Retained earnings (deficit)

Balance under U.S. GAAP	$(10,136,532)	$(9,178,606)	$(7,006,917)
Translation adjustment (b)	53,195	53,195	53,195
Cumulative adjustment of prior
Years' differences	58,396	58,396	58,396

Balance under Canadian GAAP	$(10,024,941)	$(9,067,015)	$(6,895,326)

Effect on statement of operations
Net loss under U.S. GAAP	$957,926	$2,171,689	$2,975,383

Net loss under Canadian GAAP	$957,926	$2,171,689	$2,975,383

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

13.	Subsequent events

On February 24, 2010, the Company announced that effective February 25, 2010, the Company has changed its name to Global Green Matrix Corp.  The common shares of the Company will trade on the TSX Venture Exchange under the symbol “GGX”.

In addition, the Company also consolidated its common shares on the basis of one (1) new post consolidation share for every fifteen (15) pre consolidation shares.  Where the exchange results in a fractional share, the number of common shares will be rounded to the nearest whole common share. These financial statements give retroactive effect to this reverse split.

The name change and share consolidation were approved by the shareholders of the Company at the Annual General and Special Meeting held on February 18, 2010.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "GGX". The following table sets forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V.

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)

Historical share prices have been adjusted to reflect the 15:1 rollback.

Year	Period	High	Low
2000	1 Year	6.00	2.25
2001	1 Year	5.25	2.10
2002	1 Year	4.35	1.65
2003	1 Year	3.60	1.65
2004	1 Year	2.62	1.12
2005	1 Year	1.95	0.67
2006	1 Year	1.95	0.75
2007	1 Year	9.75	0.90
2008	1 Year	2.10	0.15
2009	Quarter 1	0.90	0.45
	Quarter 2	0.75	0.45
	Quarter 3	0.60	0.30
	Quarter 4	0.60	0.15
	Annual	0.90	0.15
2010	Jan-10 Feb-10	0.30 0.30	0.15 0.15
	Mar-10 Apr-10	0.23 0.12	0.08 0.08
	May-10	0.09	0.08
	Jun-10	0.09	0.08

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description is a summary of the material terms of the provisions of our Articles of Incorporation.  The Articles of Incorporation have been filed as exhibits to the registration statement.

Common Shares

The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2009, there were 5,844,722 common shares issued and outstanding that were held by approximately 66 shareholders of record.

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

Common Shares and Warrants:

As at December 31, 2009, the numbers of issued common shares are 5,844.722 as compared to 5,307,330 as at December 31, 2008.  No preferred shares have been issued.

During fiscal year 2009, the Company had the following private placements:

Pursuant to the private placement Agreement dated June 9, 2009, the Company issued 537,392 units at a price of $0.60 per unit by way of a non-brokered private placement for total proceeds of $316,935 (net of share issuance costs of $5,500).  Each unit comprises one common share and one share purchase warrant.  Each share warrant entitles the holder to purchase one common share at $1.50 for the first 12 months from the date of issuance thereof, and at a price of $3.00 for the next 12 months, and will expire on June 9, 2011.  Based on the relative fair value of each of the components, the net proceeds from the sale of these units have been allocated as follows: $177,265 to capital stock with respect of the shares and $139,670 to additional paid in capital with respect of the warrants.   The warrants were valued using the Black-Schools option valuation model assuming no expected dividends and the weighted average assumptions as per the stock based compensation plan noted below.

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

There is a convertible debenture remaining as at the date of this report, for a total principal value of $102,000, held by a subscriber who was a former director of the Company, which is convertible to common shares of the Corporation at the rate of $0.15 to $0.20 per share.

Stock Options

The Company cancelled all outstanding stock options on October 9, 2009; as a result, there were no outstanding stock options as of December 31, 2009

Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2009, 2008 and 2007

	Number of Shares	Number of Warrants	Capital Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)

Balance at December 31, 2006	1,682,516	373,019	$2,293,422	$952,976	$(4,031,534)	$53,195	$(731,941)
		-
Issuance of common shares	1,092,399	1,092,399	883,034	757,243	-	-	1,640,277
Exercise of Options	210,233	-	583,190	(267,840)	-	-	315,350
Exercise of Warrants	184,723	(184,723)	372,671	(79,086)	-	-	293,585
Shares for debt settled	211,481	-	171,438	-	-	-	171,438
Shares for Polyran	533,333	-	600,000	-	-	-	600,000
Stock based compensation	-	-	-	1,012,280	-	-	1,012,280
Loss for the period	-	-	-	-	(2,975,383)	-	(2,975,383)

Balance at December 31, 2007	3,914,685	1,280,695	$4,903,756	$2,375,573	$(7,006,917)	$53,195	$325,607

Issuance of common shares	1,029,438	1,029,438	317,199	241,546	-	-	558,745
Exercise of Options	56,667	-	165,609	(74,409)	-	-	91,200
Exercise of Warrants	88,496	(88,496)	170,632	(37,888)	-	-	132,744
Expired Warrants	-	(99,800)	-	-	-	-	-
Shares for debt settled	218,044	-	121,200	-	-	-	121,200
Stock based compensation	-	-	-	919,458	-	-	919,458
Loss for the period	-	-	-	-	(2,171,689)	-	(2,171,689)

Balance at December 31, 2008	5,307,330	2,121,837	$5,678,396	$3,424,280	$(9,178,606)	$53,195	$(22,735)

Issuance of common shares	537,392	537,392	177,265	139,670			316,935
Expired Warrants		(1,092,399)					-
Stock based compensation				57,550			57,550
Loss for the period					(930,892)		(930,892)

Balance at December 31, 2009	5,844,722	1,566,830	$5,855,661	$3,621,500	$(10,109,498)	$53,195	$(579,142)

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

The Company has assessed the design of its internal controls over financial reporting and during this process.  The company has taken further steps to segregate duties to achieve an authorization and approval process for transactions and payments.  All material transactions and related accounting records are reviewed by senior management, including the Acting Chief Executive Officer and Acting Chief Financial Officer.  In addition, the Audit Committee continues to review the financial statements on a quarterly basis.

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

H. Statement by Experts

Included as Exhibit 10.1 in respect of the audited financial statements of the Company for the year ending December 31, 2009.

I. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the Principal Executive Offices of the Company located 943 Canso Drive; Gabriola, BC; V0R 1X2 Requests for documents from the Company may be made at (604) 324-2110, by fax to (604) 677-6200, or by e-mail to info@poly-pacific.com.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

Not applicable.

B. Code Of Ethics

Not applicable.

C. Principal Accountant Fees And Services

External Auditor Service Fees
The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2009	$15,000	Nil	$5,000	Nil
2008	$15,000	Nil	$5,000	Nil

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

Date	Name and Signature	Title
	Randy Hayward	President

June 30, 2010	Signed “Randy Hayward”