Form 20-F/A
period 2009-12-31
Global Green Matrix Corp.
filed 2010-08-04
CIK 1319149

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

EXPLANATORY NOTE REGARDING FORM 20-F/A

This Form 20-F/A is being filed for the years ended December 31, 2009, 2008, and 2007, to add Item 15,  "Controls and Procedures". There are no other revisions to this filing.

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

Date	Name and Signature	Title
	/s/ Randy Hayward	President

August 4, 2010	Signed “Randy Hayward”