Form 20-F/A
period 2009-12-31
Global Green Matrix Corp.
filed 2011-04-28
CIK 1319149

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
Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F/A	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1--Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	6

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1--Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY	10
A. History and Development of the Company	10
B. Business Overview	11

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
Company's Critical Accounting Policies
A. Operating Results	18
Table 5.1--Summary of Operations	18
B. Liquidity and Capital Resources	19
D. Trend Information	21
E. Off Balance Sheet Arrangements	21
F. Tabular Disclosure of Contractual Obligations	21

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A. Directors and Senior Management	21
B. Compensation	23
C. Board Practices	27
D. Employees	27
E. Share Ownership	27

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
A. Major Shareholders	28
B. Related Party Transactions	28
C. Interests of Experts and Counsel	28

ITEM 8. FINANCIAL INFORMATION	29
A. Consolidated Financial Statements and Other Financial Information	30
Consolidated Financial Statements for December 31, 2009, 2008 and 2007	30
B. Significant Changes	30

ITEM 9. THE OFFER AND LISTING	53
Table 9.1--History on TSX Venture Exchange (in Canadian Dollars)	53

ITEM 10. ADDITIONAL INFORMATION	54
A. Share Capital	54
Common Shares	54
Preferred Shares	55
Stock options	55
B. Memorandum and Articles of Association	57
C. Disclosure controls and Procedures update	57
D. Material Contracts	58
E. Exchange Controls	58
F. Taxation	60
G. Dividend and Paying Agents	63
H. Statement by Experts	63
I. Documents on Display	63
J. Subsidiary Information	64

EXPLANATORY NOTE REGARDING FORM 20-F/A

This Form 20-F/A is filed for the years ended December 31, 2009, 2008, and 2007.

GENERAL

Unless the context otherwise requires, the "Registrant" means Global Green Matrix Corp. (formerly known as Poly-Pacific International Inc.), and the "Company" means the Registrant.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company had changed its name to Global Green Matrix Corp. (referred to as “Global Green”) from Poly-Pacific International Inc. on February 25, 2010.  Global Green is an innovator in eco-friendly solutions to Industrial Waste by-products.  The Company is actively pursuing the reclamation of industrial polymers throughout the world. The significance and importance of recycling and reclaiming industrial waste has become an important global issue. The Company is focused on benefiting our planet by exploring and pursuing new environmentally sound methods and technologies in recycling, while creating significant value for our shareholders as the leading company in the reclamation sector.

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

Stock listing Information:

As discussed above, Global Green Matrix Corp. is a junior industrial company that was first listed in Canada in 1995 and trades as a Tier 1 company on the TSX Canadian Venture Exchange (TSX-V:GGX). The Company was also listed on the USA on December 30, 2005, on the NASDAQ Over The Counter Bulletin Board (OTCBB: GGXCF.OB), on the Frankfurt Stock Exchange in January 2007 (POZG.F), and the Berlin Stock Exchange (AOLGDN) also in January 2007.

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

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Operating Activities
Net loss for the year	$(930,892)	$(2,171,689)	$(2,761,927)
Items not involving cash
Amortization of equipment	2,099	2,864	3,922
Interest on debentures payable	8,500	8,500	8,500
Expenses paid by share issuance	-	121,200	171,438
Stock-based compensation	57,550	919,458	1,012,280
Net change in non-cash operating assets and liabilities (Note 9) (Restated Note 14)	452,522	330,108	(627,264)
Funds used in continuing operations Restated	(410,221)	(789,559)	(2,193,051)

Funds used in discontinued operations (Note 11)	-	-	(638,276)

Cash used in operating activities	(410,221)	(789,559)	(2,831,327)

Financing Activities
Issuance of common stock, net of share issue costs (Restated Note 14)	316,935	782,688	2,932,716

Cash provided by financing activities - Restated	316,935	782,688	2,932,716

Increase (decrease) in cash	(93,286)	(6,871)	101,389

Cash, beginning of year	94,518	101,389	-

Cash, end of year	$1,232	$94,518	$101,389

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

Richard Orate, Director

Mr. Richard Oravec, a resident of New York, holds an MBA from Fordham University and a BA from Boston University. Mr. Oravec is a seasoned financial engineer of emerging technology companies, having successfully structured corporate finance syndications and private placements in small and medium sized public and private companies. Through his diverse network in the public and private sectors, Mr. Oravec brings to t he Company his experience and resources in the raising of capital, creating investment structures, strategic planning, marketing and development, and developing strategic business alliances for accelerated growth.

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

Global Green Matrix Corp.  - 1 management, 3 consultants, 1 accounting and 1 administration

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

 ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Global Green Matrix Corp. (formerly known as Poly-Pacific International Inc.), for the years ended December 31, 2009, 2008 and 2007 are incorporated with this Item 8 to this report:

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

April 30, 2010 and
April 25, 2011 for restated Note 14

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
April 30, 2010, except for Note 14,
   which is April 25, 2011

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

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Operating Activities
Net loss for the year	$(930,892)	$(2,171,689)	$(2,761,927)
Items not involving cash
Amortization of equipment	2,099	2,864	3,922
Interest on debentures payable	8,500	8,500	8,500
Expenses paid by share issuance	-	121,200	171,438
Stock-based compensation	57,550	919,458	1,012,280
Net change in non-cash operating assets and liabilities (Note 9) (Restated Note 14)	452,522	330,108	(627,264)
Funds used in continuing operations Restated	(410,221)	(789,559)	(2,193,051)

Funds used in discontinued operations (Note 11)	-	-	(638,276)

Cash used in operating activities	(410,221)	(789,559)	(2,831,327)

Financing Activities
Issuance of common stock, net of share issue costs (Restated Note 14)	316,935	782,688	2,932,716

Cash provided by financing activities - Restated	316,935	782,688	2,932,716

Increase (decrease) in cash	(93,286)	(6,871)	101,389

Cash, beginning of year	94,518	101,389	-

Cash, end of year	$1,232	$94,518	$101,389

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

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

14.	Correction of error on previously released statements

Although the Company previously disclosed that $121,200 in debt was settled in 2008 by issuing 218,044 common shares, it failed to properly account for this transaction when disclosing the cash flows from operating activities and from financing activities.  The Cash Flow Statement for the year ended December 31, 2008 has been restated as follows:

	As
	Previously	Restatement	As restated
	Reported
	$	$	$
Statement of Cash Flows - December 31, 2008

Operating activities

Net change accounts payable and accrued liabilities	16,308	121,200	137,508
Net change in non cash operating assets
and liabilities	330,108	121,200	451,308
Cash used in operating activities	(919,259)	121,200	(798,059)

Financing Activities

Issuance of common stock, net of issue costs	903,888	(121,200)	782,688
Cash provided by financing activities	903,888	(121,200)	782,688

Although the Company previously disclosed that $171,438 in debt was settled in 2007 by issuing 211,481 common shares, it failed to properly account for this transaction when disclosing the cash flows from operating activities and from financing activities.  The Cash Flow Statement for the year ended December 31, 2007 has been restated as follows:

	As
	Previously	Restatement	As restated
	Reported
	$	$	$
Statement of Cash Flows - December 31, 2007

Operating activities

Net change accounts payable and accrued liabilities	(256,159)	171,438	(84,721)
Net change in non cash operating assets
and liabilities	(627,264)	171,438	(455,826)
Cash used in operating activities	(919,259)	171,438	(747,821)

Financing Activities

Issuance of common stock, net of issue costs	3,104,154	(171,438)	2,932,716
Cash provided by financing activies	3,104,154	(171,438)	2,932,716

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

Global Green Matrix Corporation’s Acting Chief Executive Officer and Acting Chief Financial Officer, after evaluating  the effectiveness of our disclosure and control and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were not effective.  We have been late in recording, processing, summarizing and reporting within the time period as specified by the Commission.  By failing to file our report on time, we were not effective in our controls and procedures.

Internal Controls over Financial Reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements.

All Internal control systems no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attentation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Global Green Matrix Corporation’s management assessed that it was not effective in maintaining adequate internal control over financial reporting as of December 31, 2009.  In making this assessment, the Company used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Factors that resulted in this reassessment included the late filing of the Form 20-F and also the failure to file a comprehensive management’s report over Internal Controls over Financial Reporting.

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

H. Statement by Experts

Included as Exhibit 15.1 in respect of the audited financial statements of the Company for the year ending December 31, 2009.

I. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the Principal Executive Offices of the Company located 943 Canso Drive; Gabriola, BC; V0R 1X2 Requests for documents from the Company may be made at (604) 220-1947 or by e-mail to info@globalgreenmatrix.com.

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

E. Purchases Of Equity Securities By The Issuer And Affiliated Persons

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
15.1	Consent of accountants pursuant to Item 10.G

99.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C section 1350

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Global Green Matrix Corp.
(formerly known as Poly-Pacific International Inc.)
(Registrant)
Pursuant to the requirements of the Securities Act of 1933, this Form 20-F/A Filing has been signed by the following person in the capacity and on the date indicated.

Date	Name and Signature	Title
	Randy Hayward	President

April 25, 2011	Signed “Randy Hayward”