Form 20-F/A
period 2009-12-31
Global Green Matrix Corp.
filed 2011-06-03
CIK 1319149

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

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

		restated	restated
	2009	2008	2007

Operating Activities
Net loss for the year	$(930,892)	$(2,171,689)	$(2,761,927)
Items not involving cash
Amortization of equipment	2,099	2,864	3,922
Interest on debentures payable	8,500	8,500	8,500
Stock-based compensation	57,550	919,458	1,012,280
Net change in non-cash operating assets and liabilities (Note 9) Restated (Note 14)	452,522	451,308	(455,826)
Funds used in continuing operations Restated	(410,221)	(789,559)	(2,193,051)

Funds used in discontinued operations (Note 11)	-	-	(638,276)

Cash used in operating activities - Restated	(410,221)	(789,559)	(2,831,327)

Financing Activities
Issuance of common stock, net of share issue costs
Restated (Note 14)	316,935	782,688	2,932,716

Cash provided by financing activities - Restated	316,935	782,688	2,932,716

Increase (decrease) in cash	(93,286)	(6,871)	101,389

Cash, beginning of year	94,518	101,389	-

Cash, end of year	$1,232	$94,518	$101,389

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

As discussed in Note 14 to the financial statements, the 2008 and 2007 Statement of Cash Flows has been restated to correct a misstatement.

/s/ K.R. Margetson Ltd.

Chartered Accountant

 North Vancouver, Canada
April 30, 2010, except for Note 14,
    which is June 2, 2011

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

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

		restated	restated
	2009	2008	2007

Operating Activities
Net loss for the year	$(930,892)	$(2,171,689)	$(2,761,927)
Items not involving cash
Amortization of equipment	2,099	2,864	3,922
Interest on debentures payable	8,500	8,500	8,500
Stock-based compensation	57,550	919,458	1,012,280
Net change in non-cash operating assets and liabilities (Note 9) Restated (Note 14)	452,522	451,308	(455,826)
Funds used in continuing operations Restated	(410,221)	(789,559)	(2,193,051)

Funds used in discontinued operations (Note 11)	-	-	(638,276)

Cash used in operating activities - Restated	(410,221)	(789,559)	(2,831,327)

Financing Activities
Issuance of common stock, net of share issue costs
Restated (Note 14)	316,935	782,688	2,932,716

Cash provided by financing activities - Restated	316,935	782,688	2,932,716

Increase (decrease) in cash	(93,286)	(6,871)	101,389

Cash, beginning of year	94,518	101,389	-

Cash, end of year	$1,232	$94,518	$101,389

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

9.         Supplemental Cash Flow Information

	2009		2008		2007
Sales tax receivable		$10,446		$33,126		$(35,487)
Loan receivable		(2,555)		4,149		(17,149)
Prepaid expenses and advances		41,944		(28,078)		(13,866)
Security deposit		-		304,603		(304,603)
Accounts payable and accrued liabilities
Restated (Note 14)		210,208		137,508		(84,721)
Amounts due to related parties		188,403		-		-
Demand loan payable		4,076		-		-
Net change in non-cash operating assets and liabilities		$452,522		$451,308		$(455,826)

b) Interest
Interest paid		$486		$49		$22,175

Taxes paid	$	nil	$	nil	$	nil

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
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2009, 2008 and 2007

14.	Correction of error on previously released statements

Although the Company previously disclosed that $121,200 in debt was settled in 2008 by issuing 218,044 common shares, it failed to properly account for this transaction when disclosing the cash flows from operating activities and from financing activities.  In addition, the Company reclassified $8,500 in debenture interest as a non cash adjustment to operations, rather than an increase in cash debenture advances .  The Cash Flow Statement for the year ended December 31, 2008 has been restated as follows:

	As Previously Reported	Restatement	As restated
	$	$	$
Operating activities
Interest on debentures payable	-	8,500	8,500
Net change accounts payable and accrued liabilities	16,308	121,200	137,508
Net change in non cash operating assets and liabilities	330,108	121,200	451,308
Cash used in operating activities	(919,259)	129,700	(789,559)

Financing Activities
Issuance of common stock, net of issue costs	903,888	(121,200)	782,688
Debenture payable advances	8,500	(8,500)	-
Cash provided by financing activies	912,388	(129,700)	782,688

Although the Company previously disclosed that $171,438 in debt was settled in 2007 by issuing 211,481 common shares, it failed to properly account for this transaction when disclosing the cash flows from operating activities and from financing activities.  In addition, the Company reclassified $8,500 in debenture interest as a non cash adjustment to operations, rather than an increase in cash debenture advances.  The Cash Flow Statement for the year ended December 31, 2007 has been restated as follows:

	As Previously Reported	Restatement	As restated
	$	$	$
Operating activities
Interest on debentures payable	-	8,500	8,500
Net change accounts payable and accrued liabilities	(256,159)	171,438	(84,721)
Net change in non cash operating assets and liabilities	(627,264)	171,438	(455,826)
Cash used in operating activities	(3,011,265)	179,938	(2,831,327)

Financing Activities
Issuance of common stock, net of issue costs	3,104,154	(171,438)	782,689
Debenture payable advances	8,500	(8,500)	-
Cash provided by financing activies	3,112,654	(179,938)	2,932,716

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

Date	Name and Signature	Title
	Randy Hayward	President

June 2, 2011	Signed “Randy Hayward”