Form 20-F
period 2010-12-31
Global Green Matrix Corp.
filed 2011-07-19
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2010
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
21,243,055 Common Shares and 0 (zero) Preferred Shares

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
Not applicable

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING FORM 20-F	5

GENERAL	5

FORWARD LOOKING STATEMENTS	5

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A. Directors and Senior Management	6
Table 1.1--Company Directors and Officers	6
B. Advisers	6
C. Auditors	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE	6

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
Table 3.1--Summary of Financial Statements in United States GAAP	7
Table 3.2--Effects of Currency Translation and Conversion	8
B. Capitalization and Indebtedness	8
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY	10
A. History and Development of the Company	10
B. Business Overview	11

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
Company's Critical Accounting Policies
A. Operating Results	18
Table 5.1--Summary of Operations	18
B. Liquidity and Capital Resources	19
D. Trend Information	21
E. Off Balance Sheet Arrangements	21
F. Tabular Disclosure of Contractual Obligations	21

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A. Directors and Senior Management	21
B. Compensation	23
C. Board Practices	27
D. Employees	27
E. Share Ownership	27

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
A. Major Shareholders	28
B. Related Party Transactions	28
C. Interests of Experts and Counsel	28

ITEM 8. FINANCIAL INFORMATION	29
A. Consolidated Financial Statements and Other Financial Information	30
Consolidated Financial Statements for December 31, 2010, 2009 and 2008	30
B. Significant Changes	30

ITEM 9. THE OFFER AND LISTING	52
Table 9.1--History on TSX Venture Exchange (in Canadian Dollars)	52

ITEM 10. ADDITIONAL INFORMATION	53
A. Share Capital	53
Common Shares	53
Preferred Shares	54
Stock options	54
B. Memorandum and Articles of Association	56
C. Disclosure controls and Procedures update	56
D. Material Contracts	57
E. Exchange Controls	57
F. Taxation	59
G. Dividend and Paying Agents	62
H. Statement by Experts	62
I. Documents on Display	62
J. Subsidiary Information	63

EXPLANATORY NOTE REGARDING FORM 20-F

This Form 20-F is filed for the years ended December 31, 2010, 2009, and 2008.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Table 1.1—Company Directors and Officers

Name	Position	Business Address
Randy Hayward	President, Chief Executive Officer and Director	943 Canso Drive Gabriola, British Columbia, V0R 1X2
Greg Pendura	Chief Financial Officer and Director	Edmonton, AB, CAN
Richard Oravec	Director	Greenwich, CT, USA
Bijay Singh	Director	Vancouver, BC, CAN

B. Advisers

The Company banks with the Bank of Nova Scotia (Scotia Bank) at 11508 Jasper Avenue, Edmonton, Alberta T5K 0M8. The telephone number for the Scotia Bank is 780-448-7930.  The Company’s Canadian corporate legal advisor is Roy Hudson who is a partner in Davis LLP. The address for Davis LLP is 1500 Livingston Place, 1000-250 2nd St. SW. Calgary, Alberta, Canada, and T2P. The telephone number for Roy Hudson is 403-698-8708.

C. Auditors

The Company’s auditor is K.R. Margetson Ltd. located at 5588 Inlet Avenue, Sechelt, British Columbia, Canada V0N 3A1.  The audit contact partner is Keith Margetson, C.A. and C.P.A.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited financial statements. Our financial statements for fiscal years ended December 31, 2010, 2009 and 2008 have been audited by K.R. Margetson Ltd.  Financial statements for fiscal years ending December 31, prior to 2007 have been audited by Collins Barrow Edmonton LLP, Chartered Accountants. The selected financial data should be read in conjunction with and are qualified by reference to the Financial Statements and notes thereto for the years ended December 31, 2010 and 2009 included elsewhere in the Exhibits to this Report.

Our financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) pursuant to generally accepted accounting principles (GAAP) in the United States.

All amounts are shown in Canadian dollars, unless otherwise specified.

Table 3.1—Summary of Financial Statements in United States GAAP

Summary of annual financial statements for the prior five years are presented in this table. All amounts are shown in Canadian dollars and prepared in accordance with U.S. GAAP.  The summaries for 2010, 2009, 2008, 2007 and 2006 are taken from the audited financial statements included elsewhere in this report.

Global Green Matrix Corp.
	Year ended 31/12/2010	Year ended 31/12/2009	Year ended 31/12/2008	Year ended 31/12/2007	Year ended 31/12/2006
Total Consolidated Revenues	--	--	--	--	1,470,357
Total Operating Expenses	622.344	930,892	2,171,689	2,975,383	2,281,996
Income tax expense (recovery)	---	---	--	--	--
Net Loss	(622,344)	(930,892)	(2,171,689)	(2,975,383)	(1,970,479)
Discount on Redemption of Preferred Shares			--	--	--
Net Income (Loss) available to Common Shareholders	(622,344)	(930,892)	(2,171,689)	(2,975,383)	(1,970,479)
Net Income (Loss) per share	(0.05)	(0.17)	(0.51)	(0.95)	(1.30)
Diluted Earnings (Loss) per share	(0.05)	(0.17)	(0.51)	(0.95)	(1.30)

Total Assets	35,861	28,602	173,822	497,356	1,313,837
Long term obligations	313,447	607,744	196,557	171.749	2,045,778
Additional Paid in Capital	4,075,087	3,621,500	3,424,280	2,375,573	952,976
Accumulated Comprehensive Income	53,195	53,195	53,195	53,195	53,195
Common Shares Capital	6,325,974	5,855,261	5,678,396	4,903,756	2,293,422
Preferred Shares Capital	---	---	--	--	--
Accumulated Deficit	(10,731,842)	(10,109,498)	(9,178,606)	(7,006,917)	(4,031,534)
Total Shareholders Equity	(277,586)	(579,142)	(22,735)	325,607	(731,941)

Common Shares outstanding	21,243,055	5,844,722	5,107,329	3,914,685	1,682,516
Weighted Average – Diluted Shares	13,058,736	5,607,680	4,232,869	3,143,119	1,521,149

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

Annual Periods	2010	2009	2008	2007	2006
Rate at end of period	1.0001	0.9469	0.8210	1.0120	0.8671
Average rate during period	0.9710	0.8760	0.9371	0.9309	0.8700
High Rate	0.9217	0.7916	0.8101	0.8437	0.8629
Low Rate	1.0068	0.9469	1.0001	1.0908	0.8700

Monthly Periods	May/11	Apr/11	Mar/11	Feb/11	Jan/11	Dec/10
Rate at end of period	1.0239	1.0526	1.0286	1.0234	0.9993	1.0001
Average rate during period	1.0346	1.0437	1.0237	1.0123	1.0061	0.9911
High Rate	1.0186	1.0277	1.0025	0.9941	0.9965	0.9720
Low Rate	1.0583	1.0581	1.0342	1.0227	1.0163	1.0023

On June 30, 2011, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $1.0430 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Capitalization of Global Green Matrix Corp. in Canadian Dollars
Description	Authorized	Balance at December 31, 2010
Debentures	N/A	$136,000
Common Shares	Unlimited (21,243,055 issued and outstanding as of December 31, 2010)	$6,325,974

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

The holders of the $136,000 in convertible debentures outstanding as at the date of this report might decide to act on the conversion if the common shares value rises above the conversion price.  If this event was to occur it would have the effect of diluting the earnings per share by about 0.2% which could decrease the value of the Company’s common shares.  This amount is comprised of $102,000 in principal and $34,000 in accrued interest.

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

The Company incurred a net loss for the year ended December 31, 2010 of $622,344 with a total accumulated deficit of $10,731,842.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

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

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2010 and 2009, there were no cash equivalents.  All amounts were deposited in accounts that were federally insured.

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

Effective July 1, 2010, the Company adopted the update to the accounting standard regarding derivatives and hedging (Topic 815). This update clarifies how to determine whether embedded credit derivatives, including those interests held in collateralized debt obligations and synthetic collateralized debt obligations, should be bifurcated and accounted for separately. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

In December 2010, the FASB issued Accounting Standards Update ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805). The update requires public companies to disclose pro forma information for business combinations that occur in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. This guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company’s adoption of FASB ASU No. 2010-29 effective December 1, 2010 did not have an impact on the Company’s results of operations or financial position.

Table 5.1—Summary of Operations

	2010	2009	2008
Revenues from continuing operations	$-	$-	$-
Loss from continuing operations	(622,344)	(930,892)	(2,171,689)
Loss from discontinued operations	-	-	-)
Net Loss for the year	(622,344)	(930,892)	(2,171,689)

Net loss per share	(0.05)	(0.17)	(0.03)
Loss per share from operations	(0.05)	(0.17)	(0.03)
Loss per share from discontinued operations	-	-	-

Total assets	35,861	28,602	173,822
Bank loan, Long term debt and Debentures payable of continuing operations	313,447	607,744	196,557
Non-controlling interest of variable interest entity	-	-	-
Total liabilities	313,447	607,744	196,557
Working Capital (Deficiency) of continuing operations	(277,586)	(585,296)	(30,988

Results of Operations

Overall, operating losses from operations were $622,344 for the year ended December 31, 2010 compared to $930,892 for the year ended December 31, 2009.  The decrease of $308,548 in operating expenses for the years ending December 31, 2010 and 2009 are attributed to the following:

General and administrative expenses decreased by $301,525 from $592,357 for the year ended December 31, 2009 to $290,832 for the year ended December 31, 2010 as there was an overall decrease in corporate activity during the year as compared to 2009.

Occupancy costs decreased by $20,047 from $22,245 to $2,198 as the Company closed its Vancouver office and relocated its office to Gabriola, BC.

Professional fees decreased by $22,655 from $98,250 to $75,595.  Lower legal fees were incurred as the Company had less general corporate matters to deal with in 2010 as compared to the same period in 2009.  In addition, the Company only had one private placement during the year.

Amortization of equipment decreased by $2,099 from $2,099 to $nil as the company wrote down the value of the remaining equipment during the year.   There were no additions or disposals of any capital assets during the year.

Foreign exchange loss for the year ended December 31, 2010 was $12 as compared to a loss of $3,801 in the year ended December 31, 2009.  The exchange rate loss is due to timing differences (difference in the amount recorded as compared to the amount paid) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense increased by $11,074 to $20,060 for the year ended December 31, 2010 as compared to $8,986 for the year ended December 31, 2009.  This is primarily due to the interest accrued on the Convertible debentures and loans received from related parties.

Engineering fees were $25,261 for the year ended December 31, 2010 as compared to $130,250 for the year ended December 31, 2009 as there was more activity in 2009 relating to the investigation of possible nylon reclamation sites and other related matters as compared to the same period there were minimal activity in this regard.

Stock compensation expense also decreased by $57,550 from $57,550 to $nil as the Company issued no stock options during the year ended December 31, 2010.

During the year, the company wrote-off the investment in Zero Waste Management for $174,790 as it was deemed to be uncollectible.

Income taxes:

The Company had a $nil balance for current taxes due to losses for year ended December 31, 2010.  The Company recognized a deferred income taxes expense of $nil for the year ended December 31, 2010.

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

B. Liquidity and Capital Resources

The following table presents Major Company financial data in summary form, as reported pursuant to U.S. GAAP, as at the years ended December 31, 2010, 2009 and 2008:

Year	Current assets	Total assets	Current liabilities
2010	35,861	35,861	313,447
2009	22,448	28,602	607,744
2008	165,569	173,822	196,557

As of December 31, 2010, the working capital deficiency was $277,586 as compared to working capital deficiency of $585,296 as at December 31, 2009.   This decrease in working capital deficiency was mainly due to the reduction of operating expenditures as the Company looked for new business opportunities and was able to secure financing, via share issuance, during the year ended December 31, 2010.

The Company’s cash position increased by $2,365 to $3,597 as of December 31, 2010 as compared to a cash balance of $1,232 as at December 31, 2009. The Company used $921,535 to fund operations and received $923,900 from financing activities for the year ended December 31, 2010.  During the year, the Company did not use or receive any funds from investing activities.

The following table delineates the sources and uses of cash by the Company during the most recent three years covered by the financial statements.

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Operating Activities
Net loss for the year	$(622,344)	$(930,892)	$(2,171,689)
Items not involving cash
Write down of equipment on impairment	6,154	-	-
Amortization of equipment	-	2,099	2,864
Interest on debentures payable	8,500	8,500	8,500
Stock-based compensation	-	57,550	919,458
Net change in non-cash operating assets and liabilities	(313,845)	452,522	451,308)
Cash used in operating activities	(921,535)	(410,221)	(789,559)

Financing Activities
Issuance of common stock, net of share issue costs	923,900	316,935	782,688
Cash provided by financing activities	923,900	316,935	782,688

Increase (decrease) in cash	2,365	(93,286)	(6,871

Cash, beginning of year	1,232	94,518	101,389

Cash, end of year	$3,597	$1,232	$94,518

Capital commitments:

The Company has no commitments for property and equipment expenditures for 2010.  The Company has forecasted that any property and equipment expenditures incurred in 2011, based on future needs, will be funded from working capital and/or from operating or capital leases.

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

No contractual obligations exist as of December 31, 2010.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Randy Hayward, B. Comm, LLB. – President, Chief Executive Officer, and Director

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

Mr. Bjiay Singh - Director

Bijay Singh started his career in the financial services field. Working with one of the largest financial services company in North America, Bijay provided long-term financial strategies for both individuals and businesses. After working as an investment advisor for a period of five years Bijay left in 1999 to pursue endeavors in the public markets. From 1999 to 2001 Bijay worked with various public and private companies providing services in the area of corporate finance, product and business development, corporate negotiations/relations and coordinating public relations and investor relations. In June of 2001 Bijay joined SNJ Capital Ltd. as Project Manager. As well, he sits on the Board of Dawson Gold Corp., also listed on the TSX Venture Exchange.

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

Greg Pendura, Chief Financial Officer and Director

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

SUMMARY COMPENSATION TABLE
Name and Principal Position	Period Ended December 31	Annual Compensation			Long-term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARS (1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP (2) Payouts ($)
D. Randy Hayward (3)	2010	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	2009	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	2008	120,000	Nil	Nil	133,333	Nil	Nil	Nil
					(4)

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

(3)	Randy Hayward was appointed President of the Corporation on November 4, 2006.
(4)	Number of securities have been restated to reflect the 15:1 effective on February 25, 2010

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

As of the date hereof, the Corporation does not have any long-term incentive plans and no long-term incentive plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2010.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Stock Options and Stock Option Plan

General

For a description of the stock option plan of the Corporation (the “Plan”) see “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Stock Option Plan”.

Options

The Company cancelled all outstanding stock options on October 9, 2009 and no stock options have been issued during the year ended December 31, 2010.

As of December 31, 2010 and 2009, there were no stock options outstanding.

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

Employment Contracts

During the fiscal year ended December 31, 2010, the Corporation did not have in place any employment contract between the Corporation or any subsidiary or affiliate thereof and any Named Executive Officer.

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

Compensation of Directors

At December 31, 2010, the Corporation had four (4) directors, one (1) of whom was also an executive officer.  In the most recently completed financial year, the Corporation paid each director, other than the President an annual retainer of $5,000.  The President did not receive any compensation for serving as a director.  Directors were also reimbursed for reasonable expenses.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation’s most recently completed financial year.  Numbers of securities reflect the 15:1 rollback.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	Nil

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

The members of the Company Audit Committee are appointed by the Board of Directors as soon as possible following each annual general meeting.   The current audit committee members are Bijay Signh (independent), Greg Pendura (independent) and Richard Oravec (independent). The Board of Directors does not have a formally appointed compensation committee, but performs this function as a whole in respect of compensation of officers of the corporation, with any officer who is also a director being excluded from the deliberations of the other directors in respect of that officer’s compensation.

D. Employees

As at December 31, 2010, the Company had the following full-time employees (or under contract providing management, accounting and administrative):

Global Green Matrix Corp.  - 1 management, 1 consultant, 1 accounting and administration

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at December 31, 2010, the numbers of issued common shares are 21,243,055 as compared to 5,844,722 as at December 31, 2009.  No preferred shares have been issued.

As of December 31, 2010, all directors, officers and key employees of the Company as a group own and control approximately 1% of the Company's common shares outstanding and could own and control approximately 2% of the Company's common shares if all outstanding warrants were to be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company.  The people identified in the table below are the only registered owners of more than 10% of the Company’s voting securities, as of December 31, 2010.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted(3)
None	-	-	-

B. Related Party Transactions

During the year, the Company entered into the following transactions with related parties:

a) Accrued management fees of $120,000 in 2010 (2009 - $120,000) to the president and director of the Company.

b) Paid or accrued consulting fees of $nil (2009 - $60,000) for business development to a director of the Company.

c) Paid or accrued director fees of $nil (2009 - $5,000) to each of three individual directors of the Company.

As at December 31, 2010 amounts due to related parties represent unpaid management fees, consulting fees director fees and travel expense of $63,963 (2009 - $166,139).  The remaining balance of $3,096 (2009 - $22,264) represents a loan from the president and director.  The loan is payable on demand and bears interest at 12%.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Global Green Matrix Corp. (formerly known as Poly-Pacific International Inc.), for the years ended December 31, 2010, 2009 and 2008 are incorporated with this Item 8 to this report:

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

December 31, 2010 and 2009

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying financial statements of Global Green Matrix Corp, (formerly Poly-Pacific International Inc.) for the years ended December 31, 2010 and 2009 have been prepared by management in accordance with U.S. generally accepted accounting principles.
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

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors.  K.R. Margetson Ltd, an independent firm of chartered accountants (British Columbia, Canada) and a Certified Public Accountant (Illinois, US), appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

"Randy Hayward”

Randy Hayward
President, Chief Executive Officer

June 30, 2011

K. R. MARGETSON LTD.	Chartered Accountant
Keith@krmargetson.com
Sechelt Office	North Vancouver Office
PO Box 45, 5588 Inlet Avenue	331 East 5th Street
Sechelt BC V0N 3A0	North Vancouver BC V7L 1M1
Tel: 604.885.2810	Tel: 604.929.0819
Toll Free Fax: 1.877.874.9583

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Global Green Matrix Corp. (formerly Poly-Pacific International Inc.)

We have audited the accompanying balance sheets of Global Green Matrix Corp. referred to as the “Company”) as at December 31, 2010 and 2009 and the related statements of operations, stockholders’ equity and cash flows the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010  in accordance with U.S. generally accepted accounting principles.

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

/s/ K.R. Margetson Ltd.,

Chartered Accountant

North Vancouver, Canada
April 29, 2011

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Balance Sheets
As at December 31, 2010 and 2009

	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	$3,597	$1,232
Sales tax receivable	15,809	5,661
Loans receivable (Note 3)	16,455	15,555
Total current assets	35,861	22,448

Equipment (Note 4)	-	6,154
Total assets	$35,861	$28,602

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$107,879	$287,765
Due to related parties (Note 10)	66,988	188,403
Demand loan payable, interest at 12%	2,580	4,076
Convertible debentures payable (Note 5)	136,000	127,500
Total current liabilities	313,447	607,744

Total liabilities	313,447	607,744

Going concern (Note 1)

STOCKHOLDERS' EQUITY (DEFICIENCY)
Capital stock (Note 6)	6,325,974	5,855,661
Authorized:
Unlimited common and preferred shares
Common shared issued and outstanding
December 31, 2010 - 21,243,055
December 31, 2009 - 5,844,722
Additional paid in capital	4,075,087	3,621,500
Accumulated deficit	(10,731,842)	(10,109,498)
Accumulated other comprehensive income	53,195	53,195
Total stockholders' equity	(277,586)	(579,142)
Total liabilities and stockholders' equity	$35,861	$28,602

The accompanying notes to the financial statements are an integral part of the statements.

Approved on behalf of the Board

“Randy Hayward”	“Richard Oravec”
/s/ Randy Hayward	/s/ Richard Oravec
Director	Director

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statements of Operations
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Expenses
General and administrative	$290,832	$592,357	$787,686
Occupancy costs	2,198	22,245	38,345
Professional fees	75,595	98,250	231,745
Amortization of equipment	-	2,099	2,864
Engineering	25,261	130,250	149,569
Foreign exchange loss	12	3,801	7,554
Regulatory costs	28,342	15,909	33,960
Stock Compensation Expense	-	57,550	919,458

	422,240	922,461	2,171,181

Loss before other items and income taxes	(422,240)	(922,461)	(2,171,181)

Other Items:
Write-off of investment	(174,790)	-	-
Write down for equipment impairment	(6,154)	-	-
Interest income	900	555	8,041
Interest expense	(20,060)	(8,986)	(8,549)

Loss before income taxes	(622,344)	(930,892)	(2,171,689)

Income taxes	-	-	-

Net loss for the year	$(622,344)	$(930,892)	$(2,171,689)

Net loss per share	$(0.05)	$(0.17)	$(0.51)

Weighted average of shares outstanding, basic and diluted (Note 7)	13,058,736	5,609,152	4,232,869

The accompanying notes to the financial statements are an integral part of the statements.

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Stockholders’ Equity
For the Years Ended December 31, 2010, 2009 and 2008

	Number of Shares	Number of Warrants	Capital Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)

Balance at December 31, 2007	3,914,685	1,280,695	$4,903,756	$2,375,573	$(7,006,917)	$53,195	$325,607
		-
Issuance of common shares	1,029,438	1,029,438	317,199	241,546	-	-	558,745
Exercise of options	56,667	-	165,609	(74,409)	-	-	91,200
Exercise of warrants	88,496	(88,496)	170,632	(37,888)	-	-	132,744
Expired warrants	-	(99,800)	-	-	-	-	-
Shares for debt settled	218,044	-	121,200	-	-	-	121,200
Stock based compensation	-	-	-	919,458	-	-	919,458
Loss for the period	-	-	-	-	(2,171,689)	-	(2,171,689)

Balance at December 31, 2008	5,307,330	2,121,837	$5,678,396	$3,424,280	$(9,178,606)	$53,195	$(22,735)

Issuance of common shares	537,392	537,392	177,265	139,670	-	-	316,935
Expired warrants	-	(1,092,399)	-	-	-	-	-
Stock based compensation	-	-	-	57,550	-	-	57,550
Loss for the period	-	-	-	-	(930,892)	-	(930,892)

Balance at December 31, 2009	5,844,722	1,566,830	$5,855,661	$3,621,500	$(10,109,498)	$53,195	$(579,142)

Issuance of common shares	15,398,333	15,398,333	470,313	453,587	-	-	923,900
Expired warrants	-	(1,029,438)	-	-	-	-	-
Loss for the period	-	-	-	-	(622,344)	-	(622,344)
Comprehensive loss	-	-	-	-	-	-	-

Balance at December 31, 2010	21,243,055	15,935,725	$6,325,974	$4,075,087	$(10,731,842)	$53,195	$(277,586)

The accompanying notes to the financial statements are an integral part of the statements.

GLOBAL GREEN MATRIX CORP.
(Formerly known as Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Statement of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Operating Activities
Net loss for the year	$(622,344)	$(930,892)	$(2,171,689)
Items not involving cash
Write down of equipment on impairment	6,154	-	-
Amortization of equipment	-	2,099	2,864
Interest on debentures payable	8,500	8,500	8,500
Stock-based compensation	-	57,550	919,458
Net change in non-cash operating assets and liabilities (Note 9)	(313,845)	452,522	451,308)
Cash used in operating activities	(921,535)	(410,221)	(789,559)

Financing Activities
Issuance of common stock, net of share issue costs	923,900	316,935	782,688
Cash provided by financing activities	923,900	316,935	782,688

Increase (decrease) in cash	2,365	(93,286)	(6,871

Cash, beginning of year	1,232	94,518	101,389

Cash, end of year	$3,597	$1,232	$94,518

Supplemental cash flow information (Note 9)

The accompanying notes to the financial statements are an integral part of the statements.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

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

The Company incurred a net loss for the year ended December 31, 2010 of $622,344 with a total accumulated deficit of $10,731,842.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

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

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents.  As at December 31, 2010 and 2008, there were no cash equivalents.  All amounts were deposited in accounts that were federally insured.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

2.         Significant Accounting Policies (continued)

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

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

2.         Significant Accounting Policies (continued)

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

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

2.         Significant Accounting Policies (continued)

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

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

2.         Significant Accounting Policies (continued)

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

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

2.         Significant Accounting Policies (continued)

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

Effective July 1, 2010, the Company adopted the update to the accounting standard regarding derivatives and hedging (Topic 815). This update clarifies how to determine whether embedded credit derivatives, including those interests held in collateralized debt obligations and synthetic collateralized debt obligations, should be bifurcated and accounted for separately. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

In December 2010, the FASB issued Accounting Standards Update ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805). The update requires public companies to disclose pro forma information for business combinations that occur in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. This guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company’s adoption of FASB ASU No. 2010-29 effective December 1, 2010 did not have an impact on the Company’s results of operations or financial position.

3.         Loans Receivable

The Company has an unsecured loan for $15,000 and bears interest of 6% annually.  The loan is repayable, principal and interest in full, ten days after the Company provides the borrower with a written notice of demand.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

4.         Equipment

The Company’s review of its long-lived assets resulted in the write down to nil as these assets were no longer in use.

A recap of the balances in equipment for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010
	Cost	Accumulated Amortization	Write Down	Net
Computer equipment	$61,419	$58,281	$3,138	$-
Office equipment	31,785	28,769	3,016	-
	$93,204	$87,050	$6,154	$-

	December 31, 2009
	Cost	Accumulated Amortization	Write Down	Net
Computer equipment	$61,419	$58,281	$-	$3,138
Office equipment	31,785	28,769	-	3,016
	$93,204	$87,050	$-	$6,154

5.         Convertible Debentures Payable

The convertible debentures bear interest at 10% per annum and were due on December 15, 2004.  The debentures are convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share.

6.         Capital Stock

Effective February 25, 2010, the Company consolidated its common shares on the basis of one (1) new post consolidation share for every fifteen (15) pre consolidation shares.  Where the exchange results in a fractional share, the number of common shares will be rounded to the nearest whole common share. These financial statements give retroactive effect to this reverse split.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

6.         Capital Stock (continued)

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

As at December 31, 2010 and 2009, there are 21,243,055 and 5,844,722 post consolidation shares common shares outstanding, respectively.

For the fiscal year ended December 31, 2010

During the fiscal year ended December 31, 2010, the Company completed the following private placement for the issuance of new shares.

Pursuant to the private placement Agreement dated July 13, 2010, the Company issued 15,398,333 units at a price of $0.06 per unit by way of a non-brokered private placement for total proceeds of $923,900 (net of share issuance costs of $nil).  Each unit comprises of one common share and one share purchase warrant.  Each share warrant entitles the holder to purchase one common share at $0.10 for the first 12 months from the date of issuance thereof, and at a price of $0.20 for the next 12 months, and will expire on July 13, 2012.  Based on the relative fair value of each of the components, the net proceeds from the sale of these units have been allocated as follows: $470,313 to capital stock with respect of the shares and $453,587 to additional paid in capital with respect of the warrants.   The warrants were valued using the Black-Scholes option valuation model assuming no expected dividends and the weighted average assumptions as per the stock based compensation plan noted below.

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

Stock Options

The Company cancelled all outstanding stock options on October 9, 2009 and no stock options have been issued during the year ended December 31, 2010.

As of December 31, 2010 and 2009, there were no stock options outstanding.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

6.         Capital Stock (continued)

Stock-Based Compensation Plan

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

During the year ended December 31, 2010, the Company recognized $nil (2009 - $57,550, 2008 – 919,458) in stock-based compensation expense and the balance of unrecognized compensation costs related to non-vested stock options were $nil (2009 - $nil, 2008 - $47,705).

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	December 31, 2010	December 31, 2009	December 31, 2008
Expected volatility	-	201%	181%
Interest rate	-	0.83%	2.05%
Expected life options (years)	-	2	2
Fair value	-	$0.49	$0.75

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

6.         Capital Stock (continued)

Warrants

A summary of warrant transactions is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at December 31, 2008	2,121,837	$2.76
Issued:	537,392	2.25
Expired:	(1,092,399)	3.30
Exercised:	-	-

Balance at December 31, 2009	1,566,830	$1.56
Issued:	15,398,333	0.15
Expired:	(1,029,438)	1.59
Exercised:	-	-

Balance at December 31, 2010	15,935,725	$0.25

The following warrants were outstanding as at December 31, 2010:

Number of Warrants	Exercise Price	Expiry Date
537,392	$3.00	June 9, 2011
15,398,333	$0.10 - $0.20	July 13, 2012

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

7.         Net Loss per Common Share

Diluted net loss per common share is calculated using the treasury stock method.  The effects of the potential exercise of options, warrants and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2010, 2010 and 2009 and were excluded from the calculation of diluted net loss per common share.

8.        Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 28.5% (2009 – 30.0%; 2008 – 31.0%) and the actual income tax provision are summarized as follows:

	2010		2009		2008

Computed expected income taxes (recovery)		$(177,368)		$(279,268)		$(673,224)

Increase (decrease) in tax resulting from:
Non-deductible permanent costs		25,323		19,760		285,941
Capital cost allowance for tax in excess of amortization		(835)		(2,592)		(3,108)
Unutilized loss carry forwards		152,881		262,100		390,391

Total income taxes	$	---	$	---	$	---

As at December 31, 2010 the tax effect of temporary timing differences that give rise to significant components of deferred income tax asset are noted below.  A valuation allowance has been recorded as management believes it is more likely than not that the deferred tax asset will not be realized.  For the year ended December 31, 2010 the valuation allowance decreased by $95,936 (increase in 2009 - $167,432; increase in 2008 – $228,121).

	2010		2009		2008

Assets:
Tax benefits of losses carry forward
Non–capital		$1,872,676		$1,955,016		$1,778,713
Capital		176,277		159,320		164,630
Difference between tax value and book value of capital assets		25,883		26,436		29,997

Valuation allowance		(2,074,836)		(2,140,772)		(1,973,340)

Net future tax assets	$	---	$	---	$	---

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

8.         Income Taxes (continued)

As at December 31, 2010, the Company has $6,570,793 in non-capital losses that may be used to reduce future Canadian income taxes otherwise payable.  The non – capital losses expire as follows:

2014	$696,840
2015	$685,694
2026	$871,148
2027	$1,736,142
2028	$1,258,328
2029	$873,667
2030	$448,974

In addition, the Company has $618,516 (2009 - $531,066) in taxable capital losses that have no expiry date but may only be utilized to reduce future taxable capital gains.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

9.         Supplemental Cash Flow Information

	2010		2009		2008
Sales tax receivable		$(10,148)		$10,446		$33,126
Loan receivable		(900)		(2,555)		4,149
Prepaid expenses and advances		-		41,944		(28,078)
Security deposit		-		-		304,603
Accounts payable and accrued liabilities		(179,886)		210,208		137,508
Amounts due to related parties		(121,415)		188,403		-
Demand loan payable		(1,496)		4,076		-
Net change in non-cash operating assets and liabilities		$(313,845)		$452,522		$451,308

b) Interest
Interest paid		$20,060		$8,986		$8,549

Taxes paid	$	nil	$	nil	$	nil

Significant non-cash transactions during the year ended December 31, 2010, 2009 and 2008 were as follows:

a)	2010 – no significant non-cash transactions

b)	2009 – no significant non-cash transactions

c)	2008 – settlement of debt in the amount $121,200 by issuing 218,044 common shares

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

10.       Related Party Transactions and Balances

During the year, the Company entered into the following transactions with related parties:

a) Accrued management fees of $120,000 in 2010 (2009 - $120,000) to the president and director of the Company.

b) Paid or accrued consulting fees of $ nil (2009 - $60,000) for business development to a director of the Company.

c) Paid or accrued director fees of $ nil (2009 - $5,000) to each of three individual directors of the Company.

As at December 31, 2010 amounts due to related parties represent unpaid management fees, consulting fees director fees and travel expense of $63,963 (2009 - $166,139).  The remaining balance of $3,096 (2009 - $22,264) represents a loan from the president and director.  The loan is payable on demand and bears interest at 12%.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

11.       Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada.  Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	2009	2008	2007
Balance Sheet Adjustments:

Additional Paid In Capital
Balance under U.S. GAAP	$4,075,087	$3,621,500	$3,424,280
Adjustment for stock compensation for employees (a)	(58,396)	(58,396)	(58,396)

Balance under Canadian GAAP	$4,016,691	$3,563,104	$3,365,884

Accumulated Comprehensive Income

Balance under U.S. GAAP	$53,195	$53,195	$53,195
Translation adjustments (b)	(53,195)	(53,195)	(53,195)

Balance under Canadian GAAP	$-	$-	$-

GLOBAL GREEN MATRIX CORP.
(Formerly Poly-Pacific International Inc.)
(Expressed in Canadian Dollars)
Notes to the Financial Statements
December 31, 2010, 2009 and 2008

11.       Differences Between United States and Canadian Generally Accepted Accounting Principles (continued)

Retained earnings (deficit)

Balance under U.S. GAAP	$(10,731,842)	$(10,136,532)	$(9,178,606)
Translation adjustment (b)	53,195	53,195	53,195
Cumulative adjustment of prior
Years' differences	58,396	58,396	58,396

Balance under Canadian GAAP	$(10,620,251)	$(10,024,941)	$(9,067,015)

Effect on statement of operations
Net loss under U.S. GAAP	$622,344	$957,926	$2,171,689

Net loss under Canadian GAAP	$622,344	$957,926	$2,171,689

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

Table 9.1—History on TSX Venture Exchange (in Canadian Dollars)

Historical share prices have been adjusted to reflect the 15:1 rollback.

Year	Period	High	Low
2000	1 Year	6.00	2.25
2001	1 Year	5.25	2.10
2002	1 Year	4.35	1.65
2003	1 Year	3.60	1.65
2004	1 Year	2.62	1.12
2005	1 Year	1.95	0.67
2006	1 Year	1.95	0.75
2007	1 Year	9.75	0.90
2008	1 Year	2.10	0.15
2009	1 Year	0.90	0.15
2010	Quarter 1	0.30	0.08
	Quarter 2	0.12	0.08
	Quarter 3	0.10	0.06
	Quarter 4	0.12	0.06
	Annual	0.30	0.06
2011	Jan-11	0.10	0.06
	Feb-11	0.08	0.06
	Mar-11	0.07	0.07
	Apr-11	0.08	0.07
	May-11	0.09	0.07
	Jun-11	0.07	0.06

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following description is a summary of the material terms of the provisions of our Articles of Incorporation.  The Articles of Incorporation have been filed as exhibits to the registration statement.

Common Shares

The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2010, there were 21,243,055 common shares issued and outstanding that were held by approximately 200 shareholders of record.

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

Common Shares and Warrants:

As at December 31, 2010, the numbers of issued common shares are 21,243,055 as compared to 5,844.722 as at December 31, 2009.  No preferred shares have been issued.

During the fiscal year ended December 31, 2010, the Company completed the following private placement for the issuance of new shares.

Pursuant to the private placement Agreement dated July 13, 2010, the Company issued 15,398,333 units at a price of $0.06 per unit by way of a non-brokered private placement for total proceeds of $923,900 (net of share issuance costs of $nil).  Each unit comprises of one common share and one share purchase warrant.  Each share warrant entitles the holder to purchase one common share at $0.10 for the first 12 months from the date of issuance thereof, and at a price of $0.20 for the next 12 months, and will expire on July 13, 2012.  Based on the relative fair value of each of the components, the net proceeds from the sale of these units have been allocated as follows: $470,313 to capital stock with respect of the shares and $453,587 to additional paid in capital with respect of the warrants.   The warrants were valued using the Black-Scholes option valuation model assuming no expected dividends and the weighted average assumptions as per the stock based compensation plan noted below.

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

Stock Options

The Company cancelled all outstanding stock options on October 9, 2009 and no stock options have been issued during the year ended December 31, 2010.

As of December 31, 2010 and 2009, there were no stock options outstanding.

Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2010, 2009 and 2008

	Number of Shares	Number of Warrants	Capital Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficit)

Balance at December 31, 2007	3,914,685	1,280,695	$4,903,756	$2,375,573	$(7,006,917)	$53,195	$325,607
		-
Issuance of common shares	1,029,438	1,029,438	317,199	241,546	-	-	558,745
Exercise of options	56,667	-	165,609	(74,409)	-	-	91,200
Exercise of warrants	88,496	(88,496)	170,632	(37,888)	-	-	132,744
Expired warrants	-	(99,800)	-	-	-	-	-
Shares for debt settled	218,044	-	121,200	-	-	-	121,200
Stock based compensation	-	-	-	919,458	-	-	919,458
Loss for the period	-	-	-	-	(2,171,689)	-	(2,171,689)

Balance at December 31, 2008	5,307,330	2,121,837	$5,678,396	$3,424,280	$(9,178,606)	$53,195	$(22,735)

Issuance of common shares	537,392	537,392	177,265	139,670	-	-	316,935
Expired warrants	-	(1,092,399)	-	-	-	-	-
Stock based compensation	-	-	-	57,550	-	-	57,550
Loss for the period	-	-	-	-	(930,892)	-	(930,892)

Balance at December 31, 2009	5,844,722	1,566,830	$5,855,661	$3,621,500	$(10,109,498)	$53,195	$(579,142)

Issuance of common shares	15,398,333	15,398,333	470,313	453,587	-	-	923,900
Expired warrants	-	(1,029,438)	-	-	-	-	-
Loss for the period	-	-	-	-	(622,344)	-	(622,344)
Comprehensive loss	-	-	-	-	-	-	-

Balance at December 31, 2010	21,243,055	15,935,725	$6,325,974	$4,075,087	$(10,731,842)	$53,195	$(277,586)

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

C.   Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company’s  Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be noted that while the Company’s  Chief Executive Officer and  Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Global Green Matrix Corporation’s  Chief Executive Officer and  Chief Financial Officer, after evaluating  the effectiveness of our disclosure and control and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were not effective.  We have been late in recording, processing, summarizing and reporting within the time period as specified by the Commission.  By failing to file our report on time, we were not effective in our controls and procedures.

Internal Controls over Financial Reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

The Chief Executive Officer and  Chief Financial Officer of the Company are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements.

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

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Global Green Matrix Corporation’s management assessed that it was not effective in maintaining adequate internal control over financial reporting as of December 31, 2010.  In making this assessment, the Company used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Factors that resulted in this reassessment included the late filing of the Form 20-F and also the failure to file a comprehensive management’s report over Internal Controls over Financial Reporting.

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

The purpose of the Act is to provide for the review of significant investments in Canada by non-Canadians in order to ensure benefit to Canada. The legislation describing the "review function" and associated rules are complex and any non-Canadian considering an investment to which the Act might apply can obtain information about the Act and regulations from the Government of Canada at http://strategis.ic.gc.ca/epic/internet/inica-lic.nsf/en/Home.

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

H. Statement by Experts

Included as Exhibit 15.1 in respect of the audited financial statements of the Company for the year ending December 31, 2010.

I. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the Principal Executive Offices of the Company located 943 Canso Drive; Gabriola, BC; V0R 1X2 Requests for documents from the Company may be made at (604) 210-1947 or by e-mail to info@globalgreenmatrix.com.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

Not applicable.

B. Code Of Ethics

Not applicable.

C. Principal Accountant Fees And Services

External Auditor Service Fees
The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2010	$15,000	Nil	$5,000	Nil
2009	$15,000	Nil	$5,000	Nil

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

Date	Name and Signature	Title
	Randy Hayward	President

June 30, 2011	Signed “Randy Hayward”