Form 20-F
period 2011-12-31
Global Green Matrix Corp.
filed 2012-05-31
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011
Commission File Number: 000-51180

Global Green Matrix Corp.

(Formerly Poly-Pacific International Inc.)
 (Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)
943 Canso Drive
Gabriola, British Columbia, Canada V0R 1X2

 (Address of Principal Executive Offices)

Randy Hayward, President and CEO, Tel: 604-687-8855; Fax: 604-628-5001
Suite 1720 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3

(Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, no par value

(Title of Class)

Preferred shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report: 45,382,697 Common Shares and 0 (zero) Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☐    No: ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: ☐    No: ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: ☐    No: ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes: ☑    No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

FIRST TIME APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective from January 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and IFRS 1 - First-time Adoption of International Financial Reporting Standards has been applied.  These are the Company’s first annual financial statements presented in accordance with IFRS. Previously the Company prepared its annual financial statements in accordance with U.S. GAAP. Please refer to Note 18 of our annual financial statements included herein for a discussion on the impact of our transition from US generally accepted accounting principles to IFRS.

GENERAL

Unless the context clearly requires otherwise, the terms “we”, “us”, “our”, the “Registrant’, the “Corporation”, and the “Company” as used in this report means Global Green Matrix Corp.

The Registrant uses the Canadian dollar as its reporting currency. In this document, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, such words as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, without limitation, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors”. There may be other factors that cause actual results not to be as anticipated, estimated or intended, such as (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, (v) changes in laws and regulations, and (vi) competitive factors. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below is derived from our financial statements for the fiscal years ended December 31, 2011 and 2010 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and examined by our independent auditors. Those are the Company’s first annual financial statements prepared in accordance with IFRS. Previously the Company prepared its annual financial statements in accordance with U.S. GAAP. In preparing the current financial statements, the Company has determined that there are no adjustments required for amounts reported previously in its financial statements that were prepared in accordance with U.S. GAAP.  As a result, the Company has not presented any reconciliation. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. All amounts are shown in Canadian dollars, unless otherwise specified.

	Years Ended December 31
	2011	2010
Total Revenues	$-	$-
Total Expenses	$541,446	$422,240
Other Items	$11,409	$200,104
Net Income (Loss) available to Common Shareholders	$(552,855)	$(622,344)
Net Income (Loss) per share	$(0.02)	$(0.05)
Diluted Net Income (Loss) per share	$(0.02)	$(0.05)
Dividends Declared per share	$-	$-
Total Assets	$1,118,873	$35,861
Total Liabilities	$(286,997)	$(313,447)
Net Assets	$831,876	$(277,586)

Additional Paid in Capital	$4,075,087	$4,075,087
Accumulated Comprehensive Income	$53,195	$53,195
Common Shares Capital	$7,501,691	$6,325,974
Shares To Be Issued	$486,600	$-
Accumulated Deficit	$(11,284,697)	$(10,731,842)
Total Shareholders Equity (Deficit)	$831,876	$(277,586)
Common Shares outstanding (1)	45,382,697	21,243,055
Weighted Average – Diluted Shares	23,574,760	13,058,736
Share Purchase Warrants (2)	15,398,333	15,398,333

1)	70,526,462 at April 26, 2012
2)	29,248,664 at April 26, 2012

ITEM 3. KEY INFORMATION(cont’d)

The selected financial data presented below is derived from our financial statements for the fiscal years ended December 31, 2009, 2008, and 2007 which were prepared in accordance with US GAAP and examined by our independent auditors.  This information is not comparable to the selected financial data presented above for years 2011 and 2010 which is derived from our financial statements for those fiscal years prepared in accordance with IFRS. All amounts are shown in Canadian dollars, unless otherwise specified.

	Years Ended December 31
	2009	2008	2007
Total Revenues	$-	$-	$-
Total Operating Expenses	$930,892	$2,171,689	$2,975,383
Income tax expense (recovery)	$-	$-	$-
Net Income (Loss) available to Common Shareholders	$(930,892)	$(2,171,689)	$(2,975,383)
Net Income (Loss) per share	$(0.17)	$(0.51)	$(0.95)
Diluted Net Income (Loss) per share	$(0.17)	$(0.51)	$(0.95)
Dividends Declared per share	$-	$-	$-
Total Assets	$28,602	$173,822	$497,356
Total Liabilities	$607,744	$196,557	$171,749
Net Assets	$(579,142)	$(22,735)	$(325,607)

Additional Paid in Capital	$3,621,500	$3,424,280	$2,375,573
Accumulated Comprehensive Income	$53,195	$53,195	$53,195
Common Shares Capital	$5,855,661	$5,678,396	$4,903,756
Shares To Be Issued	$-	$-	$-
Accumulated Deficit	$(10,109,498)	$(9,178,606)	$(7,006,917)
Total Shareholders Equity (Deficit)	$(579,142)	$(22,735)	$(325,607)
Common Shares outstanding	5,844,722	5,107,329	3,914,685
Weighted Average – Diluted Shares	5,607,680	4,232,869	3,143,119
Share Purchase Warrants	1,566,829	2,121,837	1,280,695

EXCHANGE RATES

The following tables set out exchange rates between the Canadian dollar and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of periodic reports or any other information to be provided to you. The exchange rates were obtained from the US Federal Reserve System website www.federalreserve.gov and are the noon buying rates in New York for cable transfers payable in Canadian dollars.

As of May 18, 2012, the rate for the conversion of Canadian dollars to U.S. dollars was C$1.0211 to U.S. $1.00.

The following tables set forth the rates of exchange in Canadian dollars per U.S. $1.00:

Previous Six Months	Apr/12	Mar/12	Feb/12	Jan/12	Dec/11	Nov/11
High Rate	1.004	1.0013	1.0016	1.0272	1.0403	1.0487
Low Rate	0.984	0.9848	0.9866	0.9986	1.0106	1.0125

Years Ended December 31	2011	2010	2009	2008	2007
Average rate during the period	0.9858	1.0353	1.1373	1.0713	1.0665

ITEM 3. KEY INFORMATION(cont’d)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on the Company's business development, or constitute risk factors in respect of the Company's financial performance.

We lack an extensive operating history on which to base an evaluation of our performance.

Our business performance is difficult to evaluate because we have a limited operating history with our current range of operations. Our distributor/dealer license agreement with Inergy Plus Technologies Inc. was signed in December 2011, as was our distribution agreement with I-DES Inc. Our acquisition of Intercept Rentals was completed in March, 2012. In considering whether to invest in our common stock, you should consider that we have earned no revenues since 2006 and there is only limited historical financial and operating information available on which to base your evaluation of our expected performance.

Liquidity risk.

We have losses which may continue into the future. We have a history of operating losses since inception totaling $11,284,697 to December 31, 2011. There can be no assurances we will be profitable in the future. There is no assurance that actual cash requirements will not exceed our expectations.

We have been dependent on sales of our equity securities and on debt financing to meet our cash requirements. While we will require additional funding, we may not be able to obtain financing on favorable terms and a decline in the price of our common stock could affect our ability raise an adequate level of working capital.

There are a large number of shares underlying our warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of April 26, 2012, we had 70,526,462 shares of common stock issued and outstanding, and share purchase warrants convertible into a further 29,248,664 shares of common stock. The future sale of shares that may be issued on the exercise of our stock purchase warrants could impact negatively on the market price of our common stock.

Future issuances of shares may adversely impact the value of our stock.

We may attempt to raise additional capital through the sale of common stock or convertible debt. Future issuances of common stock or convertible debt may dilute or potentially dilute your position in us.

We are authorized to issue unlimited preferred shares which, if issued, may reduce the price of our common shares.

Although no preferred shares are currently issued and outstanding, our directors are authorized by our Articles of Incorporation, as amended, to issue unlimited preferred shares in series without the consent of our shareholders. Our preferred shares, if and when issued, may rank senior to common shares with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. The issuance of preferred shares in series and the preferences given the preferred shares must be made by a Resolution of Directors, but do not need the approval of our shareholders. The existence of rights, which are senior to common shares, may reduce the price of our common shares.

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

ITEM 3. KEY INFORMATION(cont’d)

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Global Green Matrix Corp. (formerly Poly-Pacific International Inc.) was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is pursuing business in eco-friendly solutions to industrial waste by-products.  The significance and importance of recycling and reclaiming industrial waste has become an important global issue. Global Green is focused on benefiting our planet by exploring and pursuing environmentally sound methods and technologies in waste management and the energy sector, while creating significant value for our shareholders.

With projects ranging from the conversion of municipal solid waste for energy production, recovering and recycling oilfield wastes, reclamation of contaminated soils and waste water and more, Global Green Matrix Corp. hopes to position itself at the cutting edge of environmentally responsible waste remediation and development and to become a leading company in the reclamation sector.

Prior to 2008, the Company had been pursuing the reclamation of industrial polymers. The Company’s wholly owned subsidiary, Poly-Pacific Technologies Ltd. (“PPT”) was a manufacturer of plastic media blast and plastic lumber.  PPT produced plastic media blast from scrap plastic, designed for the rapid removal of paints and coatings from sensitive surfaces including those on aircraft, automobiles, composites, and electronic components.  Plastic media blast was a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials. In November, 2007, due to continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of PPT and its operations in Ontario, California.

The Company previously had another active subsidiary, Everwood Agricultural Products International Inc. (“Everwood”), which recycled the spent plastic media and waste plastic containers into plastic lumber for the agricultural industry. In December, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, to focus its efforts in the plastic media market, and to develop a nylon reclamation project in Kingston, Ontario. Based on a feasibility study completed in July, 2008, that reclamation project was determined to be uneconomical and was not pursued.

In November, 2008, the Company signed a License Agreement with Energy Quest Inc. Under the terms of that agreement, the Company had the exclusive rights to commercialize and/or or manufacture, market and distribute Energy Quest's Gasification Technologies in the People's Republic of China. The Company determined however, that it was not in its best interests to pursue that business.

On February 25, 2010, the Company changed its name to Global Green Matrix Corp. from Poly-Pacific International Inc. and consolidated its common shares on the basis of one (1) new post consolidation share for every fifteen (15) pre consolidation common shares.  Since then, the Company has focused its efforts on exploring and pursuing new environmentally sound methods and technologies in recycling and waste management.

The key components of the Company’s current business are the result of agreements entered into in December, 2011 and March, 2012, as follows:
▪	PowerMaster – a waste reduction technology
▪	DryVac – an integrated waste de-watering and drying technology for commercial and industrial applications
▪	Intercept Rentals – providing equipment to support the oil industry
Further details of these business components are provided in the Business Overview section below.

ITEM 4. INFORMATION ON THE COMPANY(cont’d)

Listing Information:

Global Green Matrix Corp. is a junior industrial company that was first listed in Canada in 1995 and trades as a Tier 1 company on the TSX Canadian Venture Exchange (TSX-V:GGX), which is its primary exchange. The Company began trading on the Over The Counter Bulletin Board (OTCBB: GGXCF.OB) in December, 2005, and on the Frankfurt Stock Exchange (POZG.F) and the Berlin Stock Exchange (AOLGDN) in January, 2007.

The address of our principal executive offices is 943 Canso Drive, Gabriola, British Columbia, V0R 1X2:  (604) 324-2110.   The name and address of our registered agent in Canada is:  Davis LLP, Livingston Place, 1000-250 2nd St. SW, Calgary, Alberta, T2P 0C1. The company’s administrative office is located at Suite 1720 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3.

B. Business Overview

The key components of the Company’s waste management and energy sector business are outlined below.

PowerMaster (Inergy Plus Technologies Inc.)

On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also known as the “PowerMaster.” The license to Global Green includes all current and future applications for the PowerMaster as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement. The Company recorded a cost of $102,408 in connection with the acquisition of this licence.

The PowerMaster-AGM (Advanced Gyroscopic Mill) is the core component in a proven, cost effective, advanced waste management system that immediately reduces the amount of materials being directed to existing landfills and sets the stage for the elimination of landfills in their entirety. Through the sale and use of the PowerMaster-AGM technology, Global Green Matrix Corp. plans to service the demands of the large and growing waste management industry in Canada. We hope to be the leader in providing small and medium scale, low cost, highly efficient and high margin waste management systems to a broad range of clientele.

The PowerMaster–AGM grinds, dehydrates, and separates components of domestic and commercial waste, resulting in revenue from recyclables and a viable refuse derived fuel. It accomplishes all of this in a very cost effective fashion, with low maintenance and associated operating costs. Combined with other proprietary and “off the shelf” components like shredders, metal separators and screens a PowerMaster–AGM is designed to handle 30,000 tons of municipal solid waste annually with modular expansion capabilities available as volumes and needs increase.

I-Des and DryVac

On December 23, 2011, the Company signed a Distribution Agreement with I-DES INC. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement.

On January 20, 2012, the Company completed an amendment to the Distribution Agreement whereby it obtained additional rights to sell DryVac units in the State of Utah in consideration of a fee of $150,000. The Company believes that increasing permit applications for drilling in Utah, as well as interest in energy related rights-of-way and unconventional energy resources such as oil shale and sands will provide opportunities for petroleum exploration and development and therefore, a promising market for the sale of DryVac units.

DryVac is a system for dewatering and drying the solids from liquid slurries, providing an environmentally friendly way to reuse the waste. The system performs the dewatering and the drying in two phases within the same unit. The system uses thermal vacuum and dehydration to produce dried solids with low emissions, high-energy efficiencies and where applicable, pathogen kill.  The DryVac system can be used in wastewater or process situations where dewatering & drying are needed and/or provide an economic, regulatory, or public relations benefit. DryVac has a broad range of potential applications, including the following:

▪	Tailing Ponds Remediation
▪	Invert Mud Recovery

ITEM 4. INFORMATION ON THE COMPANY(cont’d)

▪	Precious Metals Processing
▪	Industrial Waste Recovery and Remediation
▪	Waste Water Solids Treatment
▪	Municipal Waste Water Treatment
▪	Fertilizer Production
▪	Coal Ash Recycling
▪	Wood Chip and Biomass to Fuel Operations
▪	Waste to Fuel Operations
▪	Landfill Reduction Programs
▪	Waste Materials Transport

Intercept Rentals

On March 20, 2012, the Company completed a share purchase agreement to acquire all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, from arm’s length third parties, subject to TSX Venture Exchange final approval, now received. The purchase price of $1,440,000 was satisfied by the issuance of 12 million common shares of the Company at a deemed price of $0.12 per share. As required by the purchase agreement, the common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or their nominee, a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers. The latest addition to Intercept is a Frac Water Heating System which is safe to operate, safe to the well site infrastructure, and safe to the environment.  The units not only burn the fuel cleanly and completely but deliver almost all of the heat to the water being heated, which we believe makes the system the safest and most environmentally friendly heating unit available.  For our customers this means increased work efficiency, decreased service costs and a healthier environment.

Intercept’s “Power Tongs” have an open mouth design capable of clamping pipes from 1-11/16” to 3-1/2” (outside diameters), and can join pipes of different diameters.  The Power Tongs are hauled in 16’ enclosed trailers, which house either a diesel powered air-over hydraulic power pack or a diesel-powered electric-over hydraulic power pack. Each unit has over 100’ of hydraulic hose.

Intercept currently has six Thru-Tubing Power Tong Units:
▪	2 Diesel Powered, Air over Hydraulic Driven
▪	2 Diesel Powered, Electric over Hydraulic Driven
▪	2 Diesel over Hydraulic Driven
Intercept is currently in the process of building three more units.

Power Tongs are designed to, among other things:
▪	Increase work efficiency
▪	Decrease service costs (eliminating potential Fishing)
▪	Reduce lost man-hours due to injury
▪	Comply with all OHS rules and regulations

C. Organizational Structure

The Company’s only active subsidiary is 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, of which the Company owns 100%. That company, incorporated in the province of Alberta, Canada, was acquired in March, 2012.

D. Property, Plants and Equipment

Not applicable, other than the equipment described above for Intercept Rentals, acquired in March, 2012.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements for the year ended December 31, 2011 and notes thereto which are included herein. Our financial results are now being reported in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this discussion and analysis may differ from those used in previous financial reporting.  Further details on the transition to IFRS are included in Notes 2 and 18 of the financial statements.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and management discussion and analysis (“MD&A”), is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The key components of the Company’s business going forward are the result of agreements entered into in December, 2011 and March, 2012, as follows:
▪	PowerMaster – a waste reduction technology
▪	DryVac – an integrated waste de-watering and drying technology for commercial and industrial applications
▪	Intercept Rentals – providing equipment to support the oil industry
As a result, financial information included in this report may not necessarily be indicative of our future operating results or financial condition.

The Company’s plan is to explore and pursue new environmentally sound methods and technologies in waste management and reclamation, and energy sector services, while creating significant value for our shareholders as a leader in that field.

A. Operating Results

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overall, operating losses from operations were $541,446 for the year ended December 31, 2011 compared to $422,240 for the year ended December 31, 2010.  The increase of $119,206 in operating expenses is primarily due to the following:

General and administrative expenses increased by $48,040 to $338,884 for the year ended December 31, 2011 from $290,844 for the year ended December 31, 2010 mainly due to paying consulting fees to a new consultant hired for business development during the year.

Waste removal expense increased by $62,625 to $62,625 for the year ended December 31, 2011 from $nil for the year ended December 31, 2010 as the Company started using this service in 2011.

Occupancy costs increased by $17,178 to $19,376 for the year ended December 31, 2011 from $2,198 for the year ended December 31, 2010, as the Company reimbursed its officers and consultants for the use of their home offices.

Engineering fees decreased by $25,261 to $nil for the year ended December 31, 2011 from $25,261 for the year ended December 31, 2010 as there was no requirement for such services during the current year as compared to the same period in 2010 when the Company was performing due diligence on various possible municipal and industrial reclamation sites.

Other Items decreased $148,575 in 2012, mainly as a result of no write-downs in the current year, compared to 2011 write-downs of investment and equipment totaling $180,944

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS(cont'd)

	Years Ended December 31
	2011	2010
Total Revenues	$-	$-
Total Operating Expenses	$541,446	$422,240
Total Other Items	$11,409	$200,104
Net Income (Loss) available to Common Shareholders	$(552,855)	$(622,344)
Net Income (Loss) per share	$(0.02)	$(0.05)
Diluted Net Income (Loss) per share	$(0.02)	$(0.05)
Dividends Declared per share	$-	$-
Total Assets	$1,118,873	$35,861
Total Liabilities	$(286,997)	$(313,447)
Net Assets	$831,876	$(277,586)

Additional Paid in Capital	$4,075,087	$4,075,087
Accumulated Comprehensive Income	$53,195	$53,195
Common Shares Capital	$7,501,691	$6,325,974
Shares To Be Issued	$486,600	$-
Accumulated Deficit	$(11,284,697)	$(10,731,842)
Total Shareholders Equity (Deficit)	$831,876	$(277,586)
Common Shares outstanding (1)	45,382,697	21,243,055
Weighted Average – Diluted Shares	23,574,760	13,058,736
Share Purchase Warrants (2)	15,398,333	15,398,333

Summary of Unaudited Quarterly Results

The following table presents the unaudited, selected financial data for each of the last eight quarters to December 31, 2011:

	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Net loss ($)	(287,032)	(116,195)	(82,993)	(66,635)	(249,818)	(62,265)	(188,310)	(121,951)
Basic and diluted loss per share ($)	(0.01)	(0.01)	nil	nil	(0.02)	nil	(0.02)	(0.01)

The variation between the quarters is due to changes that reflect the change in corporate and business development activities during those quarters. In addition, the variation in loss over the fiscal quarters is also attributable due to write-down of certain investments.

Fourth Quarter

Overall, the Company recorded a net loss of $287,032 ($0.01 per common share) for the three months ended December 31, 2011 as compared to a net loss of $249,818 ($0.02 per common share) for the three months ended December 31, 2010.

Operating expenses for the fourth quarter were $281,478 in 2011 compared to the $74,318 for the same period in 2010.  The overall increase is primarily due to waste removal of $62,625 (2010 - $nil), transfer agent and filing fees of $21,108 (2010 - $3,359), and general and administrative of $129,435 (2010 - $112,920).

During the fourth quarter, the Company completed a non-brokered private placement consisting of 20,000,000 common shares at a price of $0.05 per share for gross proceeds of $1,000,000, and settled outstanding indebtedness of $232,855 through the issuance of common shares at deemed prices of $0.05625 per common share. A total of 4,139,644 common shares were issued pursuant to the debt settlement.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS(cont'd)

In addition, the Company acquired the following licenses:

1)
On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.”

2)
On December 23, 2011, the Company signed a Distribution Agreement with I-DES INC. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. In January, 2012, the Company completed an amendment to the Distribution Agreement whereby it obtained additional rights to sell DryVac units in the State of Utah in consideration of a further fee of $150,000.

B. Liquidity and Capital Resources

As of December 31, 2011, the working capital was $831,876 as compared to working capital deficiency of $277,586 as at December 31, 2010.

The Company’s cash position increased by $677,375 to $680,972 as of December 31, 2011 as compared to a cash balance of $3,597 as at December 31, 2010. The Company used $346,574 in operating activities for the year ended December 31, 2011.  During the year, the Company received $1,376,357 from financing activities and used $352,408 in investing activities.

The Company believes that the remaining balance of cash, together with funds received from its private placement in February, 2012 (see below) will be sufficient to meet its current working capital requirements over the fiscal year. The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders, and upon its ability to obtain additional financing as required, on terms that are reasonable.

Subsequent to the year ended December 31, 2011:

a)
On February 9, 2012, the Company completed private placement financing of 13,143,766 units for gross proceeds of $1,182,939.   Each Unit consisted of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totaling $63,591 cash and 706,564 finder's warrants. Each finder's warrants is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

b)
On March 19, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval, now received.  Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

The purchase price of $1,440,000 was satisfied by the issuance of 12 million common shares of the Company at a deemed price of $0.12 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or its nominee, a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

The Company had no commitments for property and equipment expenditures for 2012.  The Company expects that any property and equipment expenditures incurred, based on future needs, will be funded from working capital and/or from operating or capital leases.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS(cont'd)

C. Research and Development, Patents and Licenses

The Company has not incurred any research and development since 2005.   The last costs incurred for research and development was in 2004 in the amount of $115,340.

On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to Global Green includes all current and future applications for the Power Master as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement.

On December 23, 2011, the Company signed a Distribution Agreement with I-DES INC. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement, one of which states that Global Green will sell a minimum of four (4) DryVac units per year. On January 20, 2012, the Company completed an amendment to the Distribution Agreement whereby it obtained additional rights to sell DryVac units in the State of Utah in consideration of a fee of $150,000.

D. Trend Information

Our acquisition of licence and distribution agreements for Inergy Plus and DryVac in December, 2012, together with our acquisition of Intercept Rentals in March, 2012 may cause reported financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Not applicable.

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

Our company has prepared its financial statements included with this report in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). Our company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. Our financial statements were previously prepared in accordance with US GAAP.

The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. Notes 2 and 19 to the consolidated financial statements for the year ended December 31, 2011 provides details of significant accounting policies and accounting policy decisions as a result of IFRS 1 optional exemptions, for significant or potentially significant areas that have had an impact on our company’s financial statements on transition to IFRS or may have an impact in future periods.

Critical Accounting Estimates

The preparation of financial statements requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.

Our company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS(cont'd)

Future Accounting Changes

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that our company has selected.

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss (“FVTPL”). IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011 the IASB issued the following statements, which may be applicable to our company:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)
ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)
iii.	IFRS 12, Disclosures of Interests with Other Entities (“IFRS 12”) (see further details below)
iv.	IFRS 13, Fair value Measurement (“IFRS 13”)
v.	IAS 1, Presentation of Financial Statements (“IAS 1”)

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013, early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.
IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.
IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS(cont'd)

iv.
IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early

v.
IAS 1 (“IAS 1”) Presentation of Financial Statements requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition, as of January 1, 2012. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. Our company does not expect a material impact as a result of the amendment.

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Randy Hayward, B. Comm, LLB. – President, Chief Executive Officer, and Director

Randy Hayward maintained a successful law practice in Edmonton, Alberta for 20 years.   During the latter phase of his law practice, he founded and managed Canadian Dispute Resolution (Alberta) Ltd and marketed the service of mediation to the legal community and the insurance industry. Mr. Hayward also earned his Diploma in Counseling at P.D. Seminars from the Haven Institute on Gabriola Island, B.C. After relocating to the west coast from Edmonton, he has worked with numerous private and public companies for 15 years, being responsible for fund raising, strategic planning and business development in various positions. Mr. Hayward has been a consultant to a number of successful public companies trading on the TSX Venture Exchange, raising investment capital and working in corporate communications, business development and investor relations. Mr. Hayward has been President of the Company since August, 2006.

Richard Oravec, Director

Mr. Richard Oravec, a resident of New York, holds an MBA from Fordham University and a BA from Boston University. Mr. Oravec is a seasoned financial engineer of emerging technology companies, having successfully structured corporate finance syndications and private placements in small and medium sized public and private companies. Through his diverse network in the public and private sectors, Mr. Oravec brings to the Company his experience and resources in the raising of capital, creating investment structures, strategic planning, marketing and development, and developing strategic business alliances for accelerated growth.

Greg Pendura, Chief Financial Officer and Director

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. An original founder of Resin Systems Inc. (now known as RS Technologies Inc.), Mr. Pendura spent 12 years with Resin Systems until he retired as President, CEO and Chairman of the Board. During his tenure with Resin Systems Inc., Mr. Pendura was instrumental in the company achieving a market capitalization of over $200 million as well as raising more than $100 million of investment capital during its formative years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES(cont'd)

Bjiay Singh - Director

Bijay Singh started his career in the financial services field. Working with one of the largest financial services company in North America, Mr. Singh provided long-term financial strategies for both individuals and businesses. After working as an investment advisor for a period of five years, Mr. Singh left in 1999 to pursue endeavors in the public markets. From 1999 to 2001 Mr. Singh worked with various public and private companies providing services in the area of corporate finance, product and business development, corporate negotiations/relations, and coordinating public relations and investor relations. In June of 2001 Mr. Singh joined SNJ Capital Ltd. as Project Manager. As well, he sits on the Board of Dawson Gold Corp., also listed on the TSX Venture Exchange.

Dr. Steven Rosenthal – Director

Dr. Rosenthal has been a director of our company since February, 2012 and brings more than 30 years of experienced leadership in administrative, operational and strategic management. He has proven experience in municipal and oilfield environmental technologies, community construction, transportation and educational endeavors.  He has served as Chief Executive Officer and Chairman of several companies both public and private and has proven managerial success in both start up and emerging growth companies. Rosenthal has earned both a Master’s degree in Administration and a Doctorate in Educational Leadership from Nova Southeastern University, Fort Lauderdale, Florida. He maintains a faculty position with the University of Phoenix.

B. Executive Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2011:

Summary Compensation Table
Name and Principal Position	Period Ended December 31	Salary (C$)	Bonus (C$)	Stock Awards (C$)	Option Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	All Other Compensation (C$)	Total (C$)
Randy Hayward, Director and Chief Executive Officer	2011	120,000	30,000	-	-	-	-	150,000

Our company does not have any pension or retirement plans, nor does our company compensate its directors and officers by way of any material bonus or profit sharing plans. The 2011 bonus was approved by our Board and was not awarded pursuant to any bonus or profit-sharing plan.

The Company cancelled all outstanding stock options on October 9, 2009 and no stock options were issued during the year ended December 31, 2011. As of December 31, 2011 and to date, there were no stock options outstanding.

C. Board Practices

National Policy 58-201 Corporate Governance Guidelines (the “National Policy”) recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  The Board of Directors is currently comprised of five (5) directors, each of whom is proposed for election at the annual general meeting.  Pursuant to the Terms of Reference, the Board is responsible for assessing director independence.  The Board of Directors has assessed the independence of each director in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices and MI 52-110.  Following this assessment, the Board concluded that four of the five directors, being Messrs. Oravec, Pendura, Singh and Rosenthal are independent.  Mr. Hayward is not considered independent by virtue of his executive positions with the Corporation.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES(cont'd)

In accordance with the Articles of the Company the number of directors shall be such number not less than one as the Company by ordinary resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Company has five directors.

The officers of the Company are elected by the Board of Directors as soon as possible following each annual general meeting and shall hold office for such period and on such terms as the board may determine. Executive officers are appointed by and serve at the discretion of the Board of Directors. Mr. Hayward was appointed President of the Corporation on November 4, 2006.

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

The Company has no arrangements in place for provision of benefits to its directors, or upon their termination, other than consulting fees to Mr. Hayward as shown in the schedule above. We did not pay any other compensation to executive officers or directors during the last completed financial year. Costs for the use of home offices by officers and consultants were reimbursed in the year ended December 31, 2011. Directors were also reimbursed for reasonable expenses.

D. Employees

During the fiscal year ended December 31, 2011, we did not have in place any employment contract between the Corporation or any subsidiary or affiliate thereof and any officer.

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
At April 26, 2012, there were 70,526,462 shares outstanding. As at December 31, 2011, the numbers of issued common shares was 45,382,697, compared to 21,243,055 as at December 31, 2009.  No preferred shares have been issued.

As of May 30, 2012, all directors and officers of the Company as a group own and control 1,310,725 shares, approximately 1.9% of the Company's 70,526,462 common shares outstanding. As a group, they could own and control 2,791,725 shares, approximately 2.8% of the Company's fully diluted common shares, if all outstanding warrants were to be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 30, 2012, only the following person is known by us to be a beneficial owner of more than five (5%) of our issued and outstanding Common Shares: Anita Dhir – 3,777,500 common shares (5.36%)

Voting rights of major shareholders are no different than the voting rights of other shareholders

To the best of our knowledge, the Company is not owned or controlled, either directly or indirectly, by another corporation, government, or any other natural or legal persons. There are no arrangements, known to the Company, the operation of which may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

During the year, the Company entered into the following transactions with related parties:
a)	Accrued management fees of $150,000 (2010 - $120,000) and office rent of $6,000 (2010 - $6,000) to the president and director of the Company.
b)	Issued 955,733 shares to the president and director for debt of $53,760. The per-share price was $.05625, representing the at-the-time market value of the shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS(cont'd)

At December 31, 2011 amounts due to related party represent unpaid management fees, and office rent of $3,963 (2010 - $63,963). The further $3,025 that was due at December31, 2010 was in connection with a loan from the related party, which was repaid this year.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17. Financial Statements, which includes our audited financial statements and notes.

Legal Proceedings

Our management is not aware of any legal or arbitration proceedings, including those related to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. This includes governmental proceedings pending or known to be contemplated.

Dividend Policy

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

B. Significant Changes

We are not aware of any significant changes since the date of our annual financial statements included in this document that are not otherwise disclosed in this report.

ITEM 9. THE OFFER AND LISTING

A. 4. Price History

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "GGX". The following tables sets forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V in Canadian dollars. Historical share prices have been adjusted to reflect the 15:1 rollback which was effective February 25, 2010.

Year Ended	High	Low
31-Dec-07	$9.75	$0.90
31-Dec-08	$2.10	$0.15
31-Dec-09	$0.90	$0.15
31-Dec-10	$0.30	$0.06
31-Dec-11	$0.19	$0.02

ITEM 9. THE OFFER AND LISTING(cont'd)

Quarter Ended	High	Low
31-Mar-10	$0.30	$0.08
30-Jun-10	$0.12	$0.08
30-Sep-10	$0.10	$0.06
31-Dec-10	$0.12	$0.06
31-Mar-11	$0.10	$0.06
30-Jun-11	$0.085	$0.06
30-Sep-11	$0.065	$0.03
31-Dec-11	$0.19	$0.02

Month Ended	High	Low
30-Nov-11	$0.19	$0.08
31-Dec-11	$0.17	$0.11
31-Jan-12	$0.19	$0.12
29-Feb-12	$0.125	$0.105
31-Mar-12	$0.15	$0.115
30-Apr-12	$0.13	$0.085

B. Plan of Distribution

Not Applicable

C. Markets

Not Applicable

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Required

B. Memorandum and Articles of Association

The Articles of Incorporation of the Company was included as Exhibit 1.1 to the Company's Report on Form 20-F, filed with the Securities and Exchange Commission on March 2, 2005. The Articles of Association were approved by shareholders on October 25, 1995.  Amendments were registered on April 23, 1999 and on June 12, 2003.

ITEM 10. ADDITIONAL INFORMATION(cont'd)

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

C. Material Contracts

We have not entered into any material contracts outside the ordinary course of business during the two years immediately preceding the publication of this report. See Item 4.B. Business Overview, for a summary of agreements entered into in connection with our three business components: PowerMaster; DryVac; and Intercept Rentals.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

There are no limitations imposed by the laws of Canada, the laws of Alberta or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”) and the potential requirement for a Competition Act Review.

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor’s own advisor. This summary does not anticipate statutory or regulatory amendments.

The Canadian Investment Act

The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a “World Trade Organization Investor.” Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a “World Trade Organization Investor” when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity.

ITEM 10. ADDITIONAL INFORMATION(cont'd)

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company’s business does not fall under any of the aforementioned categories, the acquisition of control of the Company, in excess of the $5 million threshold, by a World Trade Organization Investor would not be subject to such review.

A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.

The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within thirty days after the investment.

Certain transactions relating to common shares are exempt from the Investment Act, including:

▪	an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

▪
an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

▪
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Canadian Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada’s Competition Law Authority, the Director of Investigation and Research (the “Director”). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre-notification under the Competition Act.

In addition to substantive merger review, the Competition Act provides for a pre-notification regime respecting mergers of a certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i)
aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii)	aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

(iii)
the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly-traded corporation, or 35% of the votes in a private corporation, will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

ITEM 10. ADDITIONAL INFORMATION(cont'd)

If a transaction is pre-notifiable, a filing must be made with the Director containing the prescribed information with respect to the parties, and a waiting period (either seven or twenty-one days, depending on whether a long or short form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Director may grant an Advance Ruling Certificate, which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Director concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

E. Taxation

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company’s shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company’s shares should consult with their own tax advisors with respect to their individual circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Income Tax Convention, 1980 (the “Convention”) and at all relevant times is resident in the United States and not resident in Canada, deals at arm’s length with the Company, holds the Company’s shares as capital property, and does not use or hold and is not deemed to use or hold the Company’s shares in or in the course of carrying on business in Canada (a “United States Holder”).

This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the published administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

Disposition of the Company’s Shares

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm’s length, or to the non-resident and persons with whom the non-resident did not deal at arm’s length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

F. Dividend and Paying Agents

Not Required.

G. Statement by Experts

Not required.

H. Documents on Display

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov.

It is also possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 10. ADDITIONAL INFORMATION(cont'd)

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the administrative office of the Company located at Suite 1720 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3. Requests for documents from the Company may be made at (604) 687-8855 or by e-mail to  info@globalgreenmatrix.com .

I. Subsidiary Information

The Company’s only active subsidiary is 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, of which the Company owns 100%. That company, incorporated in the province of Alberta, Canada, was acquired in March, 2012.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2011 that our disclosure controls and procedures were not effective, given the ongoing late filing  of our annual reports on Form 20-F. We intend to apply the necessary attention and resources to ensure that our disclosure controls and procedures are properly followed and that all future reports are filed within the required time periods.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets,

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

ITEM 15. CONTROL AND PROCEDURES(cont'd)

Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a “deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis”. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our management’s report regarding internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that each of the three members comprising the Audit Committee, Messrs. Singh, Pendura, and Oravec qualify as audit committee financial experts, based on the criteria provided in the instructions for Item 16 A of Form 20-F.

ITEM 16B. Code of Ethics

Not required.

ITEM 16C. Principal Accountant Fees and Services

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2011	$20,000	Nil	$2,500	Nil
2010	$15,000	Nil	$5,000	Nil

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F. Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We are furnishing the following financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), together with the independent auditor’s report on those statements:

These financial statements are for the period covered by the Company’s first annual financial statements prepared in accordance with IFRS. In preparing the financial statements, the Company has determined that there are no adjustments required for amounts reported previously in financial statements that were prepared in accordance with U.S. GAAP.  As a result, the Company has not presented any reconciliations.

K. R. MARGETSON LTD. Sechelt office PO Box 45, 5588 Inlet Avenue Sechelt BC V0N 3A0 Tel: 604.885.2810 Fax: (toll free both offices) 1.877.874.9583	Chartered Accountants Vancouver office 3rd Floor, 905 West Pender Street Vancouver BC V6C 1L6 Tel: 604.641.4450

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Global Green Matrix Corp.:

We have audited the accompanying statements of financial position of Global Green Matrix Corp. (referred to as the “Company”) as at December 31, 2011 and 2010 and January 1, 2010 and the related statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended December 31, 2011 and 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and 2010 and January 1, 2010 and the results of its operations, changes in shareholders’ equity, and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards.

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

/s/ K.R. Margetson Ltd.

Chartered Accountants

Vancouver, Canada
April 26, 2012

GLOBAL GREEN MATRIX CORP.
STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	Notes	December 31, 2011	December 31, 2010 (Note 19)	January 1, 2010 (Note 19)
ASSETS
Current assets
Cash		$680,972	$3,597	$1,232
Sales tax receivable		79,408	15,809	5,661
Loan receivable	4	17,355	16,455	15,555
Current portion of licenses		135,241	-	-
Total current assets		912,976	35,861	22,448

Equipment	5	-	-	6,154
Licenses	6	205,897	-	-
TOTAL ASSETS		$1,118,873	$35,861	$28,602
LIABILITIES
Current liabilities
Accounts payable		$125,360	$107,879	$287,765
Due to related party	7	3,963	66,988	188,403
Demand loan payable		13,174	2,580	4,076
Convertible debentures payable	8	144,500	136,000	127,500
Total current liabilities		286,997	313,447	607,744

TOTAL LIABILIITES		286,997	313,447	607,744
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	10	7,501,691	6,325,974	5,855,661
Contributed surplus	11	4,075,087	4,075,087	3,621,500
Subscription advances		486,600	-	-
Deficit		(11,284,697)	(10,731,842)	(10,109,498)
Other comprehensive income		53,195	53,195	53,195
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		831,876	(277,586)	(579,142)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,118,873	$35,861	$28,602

Nature and continuance of operations (Note 1)
Subsequent events (Note 18)
On behalf of the Board:

“Randy Hayward”	Director	“Richard Oravec”	Director

The accompanying notes are an integral part of these financial statements.

GLOBAL GREEN MATRIX CORP.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	Notes	2011	2010 (Note 19)

EXPENSES
Amortization		$11,270	$-
Engineering		-	25,261
General and administrative		338,884	290,844
Occupancy costs		19,376	2,198
Professional fees		76,554	75,595
Transfer agent and filing fees		32,737	28,342
Waste removal		62,625	-
		541,446	422,240

Loss before other items		(541,446)	(422,240)

OTHER ITEMS
Write-down of investment		-	(174,790)
Write-down of equipment	5	-	(6,154)
Interest income		900	900
Interest expense		(12,309)	(20,060)
		(11,409)	(200,104)

Loss and comprehensive loss for the year		(552,855)	(622,344)

Basic and diluted loss per common share	9	$(0.02)	$(0.05)

Weighted average number of common shares outstanding		23,574,760	13,058,736

The accompanying notes are an integral part of these financial statements.

GLOBAL GREEN MATRIX CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUIITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Share capital
	Number of Shares	Amount	Contributed Surplus	Subscription Advances	Deficit	Other Comprehensive Income	Total
Balance at January 1, 2010	5,844,722	$5,855,661	$3,621,500	$-	$(10,109,498)	$53,195	$(579,142)
Issuance of common shares	15,398,333	470,313	453,587	-	-	-	923,900
Loss for the year	-	-	-	-	(622,344)	-	(622,344)
Balance at December 31, 2010	21,243,055	$6,325,974	$4,075,087	$-	$(10,731,842)	$53,195	$(277,586)
Private placements	20,000,000	1,000,000	-	-	-	-	1,000,000
Share issue costs	-	(57,138)	-	-	-	-	(57,138)
Debt settlement	4,139,644	232,855	-	-	-	-	232,855
Subscription advances	-	-	-	486,600	-	-	486,600
Share issuance adjustment	(2)	-	-	-	-	-	-
Loss for the year	-	-	-	-	(552,855)	-	(552,855)
Balance at December 31, 2011	45,382,697	$7,501,691	$4,075,087	$486,600	$(11,284,697)	$53,195	$831,876

The accompanying notes are an integral part of these financial statements.

GLOBAL GREEN MATRIX CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2011	2010 (Note 18)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(552,855)	$(622,344)
Items not affecting cash:
Amortization	11,270	-
Management fees	115,000	-
Interest on debentures payable	8,500	8,500
Interest on demand loan	674	-
Interest income	(900)	(900)
Write-down of equipment	-	6,154
Changes in non-cash working capital items:
Sales tax receivable	(63,599)	(10,148)
Accounts payable and accrued liabilities	135,336	(179,886)
Demand loan payable	-	(1,496)
Net cash used in operating activities	(346,574)	(800,120)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of licences	(352,408)	-
Net cash used in investing activities	(352,408)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related party	(65,605)	(121,415)
Demand loan payable	12,500	-
Subscriptions advances received	486,600	-
Proceeds from issuance of shares, net of share issue costs	942,862	923,900
Net cash provided by financing activities	1,376,357	802,485

Increase in cash for the year	677,375	2,365

Cash, beginning of year	3,597	1,232

Cash, end of year	$680,972	$3,597

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these financial statements.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

1.	Nature and continuance of operations

On February 25, 2010, the Company changed its name from “Poly-Pacific International Inc.” to Global Green Matrix Corp. (“Global Green” or the “Company”). Global Green is focused on exploring and pursuing new environmentally sound methods and technologies in recycling, and in particular, the reclamation sector.  The address of the Company’s registered office is Suite 1720 - 1111 West Georgia Street, Vancouver, BC V6E 4M3.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and thus be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

The Company incurred a net loss for the year ended December 31, 2011 of $552,855 with a total accumulated deficit of $11,284,697.  There is doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The financial statements were authorized for issue on April 25, 2012 by the Board of Directors of the Company.

2.	Significant accounting policies

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first annual financial statements presented in accordance with IFRS. Previously the Company prepared its annual financial statements in accordance with U.S. GAAP.

Basis of presentation

The financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of these financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under US GAAP. The accounting policies set out below have been applied consistently to all periods presented in these financial statements. They have also been applied in preparing an opening IFRS statement of financial position as at January 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”).  The impact of the transition from U.S. GAAP to IFRS is explained in Note 19.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

2.	Significant accounting policies(cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based payments and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Foreign currency translation

The Company’s reporting currency and the functional currency of its operations is the Canadian dollar as this is the principal currency of the economic environment in which they operate.

Transactions in foreign currencies are translated at the exchange rate in effect at the date of the transaction. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates prevailing at the financial position reporting date. Exchange gains or losses arising on foreign currency translation are reflected in profit and loss for the period.

Non-monetary  assets  and  liabilities that  are  measured  at  historical cost  are  translated  into Canadian  dollars  by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into  Canadian  dollars  by  using  the  exchange  rate  in  effect  at  the  date  the  value  is  determined  and  the  related  translation  differences are  recognized  in  net income  or  other  comprehensive loss consistent  with  where  the gain or loss on the underlying non-monetary asset or liability has been recognized.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of equipment, less the estimated residual value over the useful life, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive loss.

Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Intangible assets

Intangible assets are recorded at cost.  Intangible assets assessed by the Company with finite useful lives are amortized on a systematic basis over their useful lives.  The amortization period and amortization method for an intangible asset with a finite useful life reflects the pattern in which the assets’ future economic benefits are expected to be consumed.  Where the pattern cannot be reliably determined, the straight-line method is used.  The amortization period and method is reviewed at least at each financial year end.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

2.	Significant accounting policies(cont’d)

Impairment of assets

At the end of each reporting year the carrying amounts of the Company’ assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the year.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Provisions for environmental restoration, legal claims, onerous leases and other onerous commitments are recognized at the best estimate of the expenditure required to settle the Company's liability.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. An amount equivalent to the discounted provision is capitalized within tangible fixed assets and is depreciated over the useful lives of the related assets. The increase in the provision due to passage of time is recognized as interest expense.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Loss per share

The Company presents basic loss per share for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the years presented, comprehensive loss was the same as net loss.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

2.	Significant accounting policies(cont’d)

Financial instruments

a)     Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. The Company’s cash and equivalents are classified as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.  The Company’s receivables are classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.  The Company has not classified any of its investments as held-to-maturity.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.  The Company has classified investments and restricted investments as available-for-sale financial assets.

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

b)     Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. At December 31, 2011, the Company has not classified any financial liabilities as FVTPL.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in earnings.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

2.	Significant accounting policies(cont’d)

Share capital

The Company’s common shares and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are charged directly to share capital.

Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from contributed surplus to share capital.

The fair value is measured at grant date and each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Income taxes

Current tax is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the balance sheet liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

3.	New standards, amendments and interpretations not yet effective,

A number of new standards, amendments to standards and interpretations are not yet effective as of December 31, 2011 and have not been applied in preparing these interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its financial statements.

Joint ventures

The IASB issued Exposure Draft 9 – Joint Arrangements (“ED-9”) in September 2007. ED-9 proposed to eliminate the Company’s choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method. During the second quarter of 2009, the IASB commenced re-deliberations of ED-9 and now proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The IASB plans on publishing the final standard during the first half of 2011, with an anticipated effective date of January 1, 2013. The Company is currently evaluating the impact that ED-9 and the final standard are expected to have on its financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its financial statements.

Consolidation

On September 29, 2010, the IASB posted a staff draft of a forthcoming IFRS on consolidation. The staff draft reflects tentative decisions made to date by the IASB with respect to the IASB’s project to replace current standards on consolidation, IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB plans on publishing the final standard on consolidation during the first half of 2011, with an anticipated effective date of January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its financial statements.

4.	Loan receivable

The Company has an unsecured loan receivable of $15,000 that bears interest of 6% annually.  The loan is repayable, principal and interest, in full, ten days after the Company provides the borrower with a written notice of demand.  No demand has been made.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

5.	Equipment

	Computer Equipment	Office Equipment	Total
Cost
Balance, January 1, 2010	$61,419	$31,785	$93,204
Write-down	(61,419)	(31,785)	(93,204)
Balance, December 31, 2010 and 2011	$-	$-	$-

Depreciation
Balance, January 1, 2010	$58,281	$28,769	$87,050
Write-down	(58,281)	(28,769)	(87,050)
Balance, December 31, 2010 and 2011	$-	$-	$-

Carrying amounts
At January 1, 2010	$3,138	$3,016	$6,154

Carrying amounts
At December 31, 2010 and 2011	$-	$-	$-

6.	Licenses

		Accumulated	Net Book	Current	Long term
December 31, 2011	Cost	Amortization	Value	Portion	Portion

PowerMaster	$102,408	$853	$101,555	$10,241	$91,314
DryVac	250,000	10,417	239,583	125,000	114,583
Total	$352,408	$11,270	$341,138	$135,241	$205,897

1)
On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to Global Green includes all current and future applications for the Power Master as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement.

2)
On December 23, 2011, the Company signed a Distribution Agreement with I-DES INC. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement, one of which states that Global Green will sell a minimum of four (4) DryVac units per year.

As the timing of the expected economic benefits of the licenses cannot be reasonably determined, the licenses are amortized on a straight line basis determined by their terms.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

7.	Due to related party

As at December 31, 2011 amounts due to related party represent unpaid management fees, and office rent of $3,963 (2010 - $63,963).  The remaining balance of $nil (2010 - $3,025) represents a loan from the president and director.  The loan is payable on demand and bears interest at 12%.

8.	Convertible debentures payable

The convertible debentures bear interest at 10% per annum and were due on December 15, 2004.  The debentures are convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share.

9.	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the loss attributable to common shareholders of $552,855 (2010 - $622,344) and the weighted average number of common shares outstanding of 23,574,760 (2010 - 13,058,736).

10.	Share capital

Effective February 25, 2010, the Company consolidated its common shares on the basis of one (1) new post consolidation share for every fifteen (15) pre-consolidation shares.  Where the exchange results in a fractional share, the number of common shares will be rounded to the nearest whole common share. These financial statements give retroactive effect to this reverse split.

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

Issued share capital

At December 31, 2011, there were 45,382,697 issued and fully paid post-consolidation common shares (December 31, 2010 - 21,243,055 and January 1, 2010 - 5,844,722).

Please refer to the Statements of Changes in Shareholders’ Equity for a summary of changes in share capital and contributed surplus for the year ended December 31, 2011.  Contributed surplus relate to stock options and compensatory warrants that have been issued by the Company.

Private placements and other share issuance

For the year ended December 31, 2011

1)
On December 5, 2011, the Company completed a non-brokered private placement consisting of 20,000,000 common shares at a price of $0.05 per share for gross proceeds of $1,000,000.  All securities issued in connection with the private placement are subject to a four-month hold period.  Finders received aggregate fees in the amount of $57,138.

2)
On December 12, 2011, the Company settled outstanding indebtedness of $232,855 through the issuance of common shares at deemed prices of $0.05625 per common share. The outstanding debt is comprised of management fees and consulting fees.  A total of 4,139,644 common shares were issued pursuant to the debt settlement.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

10.	Share capital (cont’d)

Private placements and other share issuance (cont’d

For the year ended December 31, 2010

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

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price	Expiry Date

Balance, January 1, 2010	1,566,830	$1.56
Issued	15,398,333	0.20
Expired	(1,566,830)	(1.56)
December 31, 2010 and 2011	15,398,333	$0.20	July 13, 2012

11.	Share-based payments

Stock options

The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant.  The options can be granted for a maximum term of 5 years.  The vesting period for all options is at the discretion of the board of directors.

The Company cancelled all outstanding stock options on October 9, 2009 and no stock options have been issued during the year ended December 31, 2011 and 2010.

As of December 31, 2011 and 2010, there were no stock options outstanding.

12.	Related party transactions

The Company entered into the following transactions with related parties:

Paid or accrued management fees of $150,000 (2010 - $120,000) and office rent of $6,000 (2010 - $6,000) to the president and director of the Company.

Issued 955,733 shares to the president and director for debt of $53,760.  The per share price was $.05625, representing the at-the-time market value of the shares.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

12.	Related party transactions (cont’d)

Key management personnel compensation
	Years ended
	December 31, 2011	December 31, 2010
Short-term employee benefits – management fees	$150,000	$120,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

13.	Management of capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its cash balances and components of shareholders’ equity (deficiency). The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or adjust the amount of cash and cash equivalents and investments.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2011.  The Company is not subject to externally imposed capital requirements.

14.	Financial risk management

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash is classified as Level 1.

As at December 31, 2011, the carrying values of cash, receivables and accounts payable and accrued liabilities, due to related parties and loans payable approximate their fair values due to their short terms to maturity.

The Company has exposure to the following risks from its use of financial instruments:

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

14.	Financial risk management (cont’d)

Financial Risks
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk
The Company's credit risk is primarily attributable to cash and receivables. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Financial instruments included in receivables consist of amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for receivables by standard credit checks.  At December 31, 2011, the Company’s exposure to credit risk is minimal

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

As at December 31, 2011, the Company had a cash balance of $680,972 (December 31, 2010 - $3,597 and January 1, 2010 - $1,232) to settle current liabilities of $264,872 (December 31, 2010 - $313,447 and January 1, 2010 - $607,744).

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  As of December 31, 2011, the Company did not have any investments in investment-grade short-term deposit certificates. The Company’s loans payable bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)	Foreign currency risk

The Company does not have any balances denominated in a foreign currency and believes it has no significant foreign currency risk.

c)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

15.	Supplemental disclosure with respect to cash flows

	Years ended
	December 31, 2011	December 31, 2010
Cash paid for income taxes	$-	$-

Cash paid for interest	$9,528	$20,060

The Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

During the year ended December 31, 2011 the Company settled outstanding indebtedness of $232,855 through the issuance of common shares at a deemed prices of $0.05625 per common share. The outstanding debt is comprised of management fees and consulting fees.  Of those amounts, $115,000 was expensed in 2011.

16.	Income taxes

a)       A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2011	2010

Loss before income taxes	$(552,855)	$(622,344)

Expected tax recovery (2011 - 26.5%; 2010 – 28.5%)	$(146,507)	$(177,368)
Non-deductible expenses	-	25,323
Capital cost allowance for tax in excess of depreciation	-	(835)
Change in tax rate	143,786	-
Change in valuation allowance	2,721	152,880

Total income taxes	$-	$-

b)
As at December 31, 2011, the tax effect of temporary timing differences that give rise to significant components of deferred income tax assets are noted below.  A valuation allowance has been recorded as management believes it is more likely than not that the deferred tax asset will not be realized.

	2011	2010

Deferred income tax assets:
Non-capital loss carry forwards	$1,887,767	$1,872,676
Capital loss carry forwards	163,907	176,277
Difference between tax value and book value of equipment	25,883	25,883
Valuation allowance	(2,077,557)	(2,074,836)

Net deferred income tax assets	$-	$-

The Company has non-capital losses of approximately $7,123,600 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through to 2031.  The Company has taxable capital losses of approximately $618,500 which may be applied in future years against taxable capital gains. The ability to apply these losses has no expiration date.

GLOBAL GREEN MATRIX CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Expressed in Canadian Dollars)

17.	Subsequent events

a)
On February 9, 2012, the Company completed private placement financing of 13,143,766 units for gross proceeds of $1,182,939.   Each Unit consisted of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totaling $63,591 cash and 706,564 finder's warrants. Each finder's warrants is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

b)
On March 19, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval.    Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

The purchase price of $1,440,000 was satisfied by the issuance of 12 million common shares of the Company at a deemed price of $0.12 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Royalty, or its nominee, a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

18.	Transition to IFRS

As stated in Note 2, these financial statements are for the period covered by the Company’s first annual financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied in preparing the financial statements for the periods ended December 31, 2011 and 2010, and the opening IFRS statement of financial position on January 1, 2010 (the "Transition Date"), and December 31, 2010.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

a)	to apply the requirements of IFRS 2, Share-based Payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date.

b)	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

c)	to apply the requirements of IAS 23, Borrowing Costs, as of the Transition Date.

In preparing the financial statements, the Company has determined that there are no adjustments required for amounts reported previously in financial statements that were prepared in accordance with U.S. GAAP.   As a result, the Company has not presented any reconciliations.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. See Item 17. Financial Statements.

ITEM 19. EXHIBITS

Number
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
Global Green Matrix Corp. (formerly Poly-Pacific International Inc.)
By:
Date		Name and Signature	Title
May 30, 2012		/s/Randy Hayward
		Randy Hayward	President