Form 20-F/A
period 2011-12-31
Global Green Matrix Corp.
filed 2012-07-23
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the period ended December 31, 2011 of Global Green Matrix Corp. filed on May 31, 2012 (the “Original Filing”) is being filed:

1.	To comply with Item 18 rather than Item 17, whereby the financial statements for the year ended December 31, 2011 (the “Financial Statements”) are presented as required by Item 18 rather than Item 17.
2.
The audit opinion for the Financial Statements in the Report of Independent Registered Public Accounting Firm has been amended to refer to and opine on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), rather than simply International Financial Reporting Standards.

3.	Disclosure in Financial Statements Note 2 on page 32 has been amended to state that the Company unreservedly and explicitly asserts that these statements comply with IFRS as issued by the IASB.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.  The filing of this Amendment shall not be deemed an admission that the Form 10-Q, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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

See Item 18 . Financial Statements, which includes our audited financial statements and notes.

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

ITEM 16F. Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See Item 18. Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and 2010 and January 1, 2010 and the results of its operations, changes in shareholders’ equity, and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

These are the Company’s first annual financial statements presented in accordance with IFRS. Previously the Company prepared its annual financial statements in accordance with U.S. GAAP.   The Company unreservedly and explicitly asserts that these statements comply with IFRS as issued by the IASB.

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
Global Green Matrix Corp. (formerly Poly-Pacific International Inc.)
By:
Date		Name and Signature	Title
July 23, 2012		/s/Randy Hayward
		Randy Hayward	President