Form 20-F
period 2012-12-31
Global Green Matrix Corp.
filed 2013-05-13
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012
Commission File Number: 000-51180

Global Green Matrix Corp.
(Formerly Poly-Pacific International Inc.)
 (Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)
943 Canso Drive
Gabriola, British Columbia, Canada V0R 1X2
 (Address of Principal Executive Offices)

Randy Hayward, President and CEO, Tel: 250-247-8689; Fax: 250-247-2053
943 Canso Drive, Gabriola, British Columbia, Canada V0R 1X2
(Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, no par value
(Title of Class)
Preferred shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report: 80,966,462 Common Shares and 0 (zero) Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer ☐ Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued     Other ☐
              by the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below is derived from our financial statements for the fiscal years ended December 31, 2012, 2011and 2010 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. All amounts are shown in Canadian dollars, unless otherwise specified.

	Years Ended December 31
	2012	2011	2010
Total Revenues	$518,733	$-	$-
Total Expenses	$1,718,507	$541,446	$422,240
Other Items	$528,267	$11,409	$200,104
Net Income (Loss) available to Common Shareholders	$(1,728,041)	$(552,855)	$(622,344)
Net Income (Loss) per share	$(0.03)	$(0.02)	$(0.05)
Diluted Net Income (Loss) per share	$(0.03)	$(0.02)	$(0.05)
Dividends Declared per share	-	$-	$-
Total Assets	$3,240,866	$1,118,873	$35,861
Total Liabilities	$(1,383,556)	$(286,997)	$(313,447)
Net Assets	$1,857,310	$831,876	$(277,586)

Additional Paid in Capital	$4,146,934	$4,075,087	$4,075,087
Accumulated Comprehensive Income	$53,195	$53,195	$53,195
Common Shares Capital	$10,659,919	$7,501,691	$6,325,974
Shares To Be Issued	$10,000	$486,600	$-
Accumulated Deficit	$(13,012,738)	$(11,284,697)	$(10,731,842)
Total Shareholders Equity (Deficit)	$1,857,310	$831,876	$(277,586)
Common Shares outstanding (1)	80,966,462	45,382,697	21,243,055
Weighted Average – Diluted Shares	68,038,758	23,574,760	13,058,736
Share Purchase Warrants (2)	40,388,663	15,398,333	15,398,333

1)	84,366,462 at April 30, 2013
2)	59,488,663 at April 30, 2013

The selected financial data presented below is derived from our financial statements for the fiscal years ended December 31, 2009 and 2008 which were prepared in accordance with U.S. GAAP and examined by our independent auditors.  This information is not comparable to the selected financial data presented above for years 2012, 2011 and 2010 which is derived from our financial statements for those fiscal years prepared in accordance with IFRS. All amounts are shown in Canadian dollars, unless otherwise specified.

	Years Ended December 31
	2009	2008
Total Revenues	$-	$-
Total Operating Expenses	$930,892	$2,171,689
Income tax expense (recovery)	$-	$-
Net Income (Loss) available to Common Shareholders	$(930,892)	$(2,171,689)
Net Income (Loss) per share	$(0.17)	$(0.51)
Diluted Net Income (Loss) per share	$(0.17)	$(0.51)
Dividends Declared per share	$-	$-
Total Assets	$28,602	$173,822
Total Liabilities	$607,744	$196,557
Net Assets	$(579,142)	$(22,735)

Additional Paid in Capital	$3,621,500	$3,424,280
Accumulated Comprehensive Income	$53,195	$53,195
Common Shares Capital	$5,855,661	$5,678,396
Shares To Be Issued	$-	$-
Accumulated Deficit	$(10,109,498)	$(9,178,606)
Total Shareholders Equity (Deficit)	$(579,142)	$(22,735)
Common Shares outstanding	5,844,722	5,107,329
Weighted Average – Diluted Shares	5,607,680	4,232,869
Share Purchase Warrants	1,566,829	2,121,837

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

As of May 3, 2013, the rate for the conversion of Canadian dollars to U.S. dollars was C$1.0077 to U.S. $1.00.

The following tables set forth the rates of exchange in Canadian dollars per U.S. $1.00:

Previous Six Months	Apr/13	Mar/13	Feb/13	Jan/13	Dec/12	Nov/12
High Rate	1.0270	1.0314	1.0286	1.0078	0.9958	1.0029
Low Rate	1.0107	1.0155	0.9959	0.9839	0.9841	0.9927

Years Ended December 31	2012	2011	2010	2009	2008
Average rate during the period	0.9995	0.9858	1.0353	1.1373	1.0713

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

Our business performance is difficult to evaluate because we have a limited operating history with our current range of operations. Our distributor/dealer license agreement with Inergy Plus Technologies Inc. was signed in December 2011, as was our distribution agreement with I-DES Inc. Our acquisition of Intercept Rentals was completed in March, 2012. In considering whether to invest in our common stock, you should consider that we starting earning revenues in 2012 and there is only limited historical financial and operating information available on which to base your evaluation of our expected performance.

Liquidity risk.

We have losses which may continue into the future. We have a history of operating losses since inception totaling $13,012,738 to December 31, 2012. There can be no assurances we will be profitable in the future. There is no assurance that actual cash requirements will not exceed our expectations.

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

As of April 30, 2013, we had 84,366,462 shares of common stock issued and outstanding, and share purchase warrants convertible into a further 59,488,663 shares of common stock. The future sale of shares that may be issued on the exercise of our stock purchase warrants could impact negatively on the market price of our common stock.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Global Green Matrix Corp. (formerly Poly-Pacific International Inc.) was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is pursuing business in eco-friendly solutions to industrial waste by-products.  The significance and importance of recycling and reclaiming industrial waste has become an important global issue. The Company is focused on benefiting our planet by exploring and pursuing environmentally sound methods and technologies in waste management and the energy sector, while creating significant value for our shareholders.

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

In November, 2008, the Company signed a License Agreement with Energy Quest Inc. Under the terms of that agreement, the Company had the exclusive rights to commercialize and/or or manufacture, market and distribute Energy Quest's Gasification Technologies in the People's Republic of China. The Company determined, however, that it was not in its best interests to pursue that business.

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

Listing Information

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

The address of our principal executive offices is 943 Canso Drive, Gabriola, British Columbia, V0R 1X2   The name and address of our registered agent in Canada is:  Davis LLP, Livingston Place, 1000-250 2nd St. SW, Calgary, Alberta, T2P 0C1. The company’s administrative office is located at 943 Canso Drive, Gabriola, British Columbia, Canada V0R 1X2  250-247-8689.

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

The Powermaster – AGM grinds, dehydrates, and separates components of domestic and commercial waste, resulting in revenue from recyclables and a viable refuse derived fuel. It accomplishes all of this in a very cost effective fashion, with low maintenance and associated operating costs. Combined with other proprietary and “off the shelf” components like shredders, metal separators and screens a Powermaster – AGM will handle 30,000 tons of municipal solid waste annually with modular expansion capabilities available as volumes and needs increase.

Subsequent to the year-end, the Company entered into an agreement with Inergy Plus to end and transfer its exclusive license agreement.  The Company then transferred the exclusive license to 0 Waste 2 Energy Canada Ltd. (“0 Waste”) and 0 Waste agrees to pay the Company the sum of $150,000 payable in instalments on the sale of the first three units of the PowerMaster in the licensed area.  As the timing of the sale of the three units cannot be reasonably measured or the collection thereafter assured, the Company wrote-off the net book value of the PowerMaster licenses of $101,555 to $nil.

I-Des and DryVac

On December 23, 2011, the Company signed a Distribution Agreement with I-Des Inc. and DryVac Services Canada Inc. (“I-Des and DryVac”). DryVac is a system for dewatering and drying the solids from liquid slurries, providing an environmentally friendly way to reuse the waste. The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days’ notice is given by the Company and that it is not in default with any terms of the agreement.

On January 23, 2012, the Company signed an amendment to the Distribution Agreement to obtain additional rights to sell DryVac units in the State of Utah, USA. In consideration of the additional territory, the Company has paid an additional distributor fee to I-Des and DryVac in the amount of US$150,000.

As at December 31, 2012, the Company evaluated the business relationship with I-Des and DryVac and due to the lack of sale potential for these technologies in Canada, the Company decided to write off the net book of these licences of $392,253 to $nil

Intercept Rentals

On March 20, 2012, the Company completed a share purchase agreement to acquire all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, from arm’s length third parties, subject to TSX Venture Exchange final approval, now received. Under IAS, the deemed purchase price of $1,620,000 (per agreement - $1,440,000) was satisfied by the issuance of 12 million common shares of the Company at a deemed price of $0.12 per share. As required by the purchase agreement, the common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or their nominee, a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

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

Intercept currently has six Thru-Tubing Power Tong Units:
•	2 Diesel Powered, Air over Hydraulic Driven
•	2 Diesel Powered, Electric over Hydraulic Driven
•	2 Diesel over Hydraulic Driven

Power Tongs are designed to, among other things:
▪	Increase work efficiency
▪	Decrease service costs (eliminating potential Fishing)
▪	Reduce lost man-hours due to injury
▪	Comply with all OHS rules and regulations

C. Organizational Structure

The Company’s only active subsidiary is 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, of which the Company owns 100%. That company, incorporated in the province of Alberta, Canada, was acquired in March, 2012.

D. Property, Plants and Equipment

The Company’s equipment includes the equipment described above for Intercept Rentals acquired in March, 2012 and frac water heating units acquired during the year.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements for the year ended December 31, 2012 and notes thereto which are included herein. Our financial results are now being reported in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this discussion and analysis may differ from those used in previous financial reporting.

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

The key component of the Company’s business going forward is the result of an agreement entered into in March, 2012, namely:
▪	Intercept Rentals – providing equipment to support the oil industry

As a result, financial information included in this report may not necessarily be indicative of our future operating results or financial condition.

The Company’s plan is to continue to explore and pursue new environmentally sound methods and technologies in waste management and reclamation, and energy sector services, while creating significant value for our shareholders as a leader in that field.

A. Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

This review of the results of operations should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012:

Overall, the net loss was $1,728,041 for the year ended December 31, 2012 compared to $552,855 for the year ended December 31, 2011.  The increase of $1,176,405 in operating expenses for the periods ending December 31, 2012 and 2011 are attributed to the following:

Salaries and wages was $463,618 (2011 - $nil) for the year ended December 31, 2012 as the Company started paying Intercept Rentals’ employees after the acquisition.

Depreciation was $167,957 (2011 - $nil) for the year ended December 31, 2012 as the Company acquired Intercept Rentals’ equipment.

Marketing and conferences was $113,057 (2011 - $3,011) for the year ended December 31, 2012.  The change was mainly due to paying consultants for presentations made in London, Geneva, Zurich, Brussels and Paris.

Professional fees was $183,753 (2011 - $76,554), and travel was $160,167 (2011 - $13,388) for the year ended December 31, 2012.  The increase was mainly due to paying fees and expenses relating to acquisition of DryVac and PowerMaster licenses and Intercept Rentals.

	Years Ended December 31
	2012	2011
Total Revenues	$518,733	$-
Total Expenses	$1,718,507	$541,446
Other Items	$528,267	$11,409
Net Income (Loss) available to Common Shareholders	$(1,728,041)	$(552,855)
Net Income (Loss) per share	$(0.03)	$(0.02)
Diluted Net Income (Loss) per share	$(0.03)	$(0.02)
Dividends Declared per share	$-	$-
Total Assets	$3,240,866	$1,118,873
Total Liabilities	$(1,383,556)	$(286,997)
Net Assets	$1,857,310	$831,876

Additional Paid in Capital	$4,146,934	$4,075,087
Accumulated Comprehensive Income	$53,195	$53,195
Common Shares Capital	$10,659,919	$7,501,691
Shares To Be Issued	$10,000	$486,600
Accumulated Deficit	$(13,012,738)	$(11,284,697)
Total Shareholders Equity (Deficit)	$1,857,310	$831,876
Common Shares outstanding (1)	80,966,462	45,382,697
Weighted Average – Diluted Shares	68,038,758	23,574,760
Share Purchase Warrants (2)	40,388,663	15,398,333

Summary of Unaudited Quarterly Results

The following table presents the unaudited, selected financial data for each of the last eight quarters to December 31, 2012:

	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
Net loss ($)	(653,068)	(469,049)	(381,317)	(224,607)	(287,032)	(116,195)	(82,993)	(66,635)
Basic and diluted loss per share ($)	(0.01)	(0.01)	(0.01)	nil	(0.01)	(0.01)	nil	nil

The variation between the quarters is due to changes that reflect the change in corporate and business development activities during those quarters. In addition, the variation in loss over the fiscal quarters is also attributable to write-down of licenses and acquisition of and Intercept Rentals.

Fourth Quarter

Overall, the Company recorded a net loss of $653,068 ($0.01 per common share) for the three months ended December 31, 2012 as compared to a net loss of $287,032 ($0.01 per common share) for the three months ended December 31, 2011.

Operating expenses for the fourth quarter were $495,183 in 2012 compared to the $282,134 for the same period in 2011.  The overall increase is primarily due to depreciation of $77,321 (2011 - $nil), royalties of $50,293 (2011 - $nil), salaries and wages of $162,768 (2011 - $nil), and transportation charges of $78,077 (2011 - $nil).

B. Liquidity and Capital Resources

As of December 31, 2012, the working capital deficiency was $913,811 as compared to working capital of $625,979 as at December 31, 2011.

The Company’s cash position decreased by $640,085 to $40,887 as of December 31, 2012 as compared to a cash balance of $680,972 as at December 31, 2011. The Company used $1,150,079 (2011 - $346,574) in operating activities for the year ended December 31, 2012.  During the year end December 31, 2012, the Company received $1,617,044 (2011 - $1,376,357) from financing activities and used $1,107,050 (2011 - $352,408) in investing activities.

Net cash used in investing activities for the year ended December 31, 2012 was $1,107,050 (2011 - $352,408) which primarily relates to acquisition of licenses of $152,670 (2011 - $352,408) and acquisition equipment of $999,526 (2011 - $nil).

Net cash from financing activities for the year ended December 31, 2012 was $1,617,044 (2011 - $1,376,357) was primarily the result of issuance of shares on private placement of $1,218,339 (2011 - $1,000,000), net of share subscription advances of $10,000 (2011 - $486,600) and less share issuance costs of $98,590 (2011 - $57,138) and cash of $648,547 (2011 - $12,500) from loans and borrowings.

The Company believes that the remaining balance of cash will not be sufficient to meet its current working capital requirements over the fiscal year and any shortfall that may occur will need to be funded through the issuance of common shares and loans from related parties.

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

On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to Global Green includes all current and future applications for the Power Master as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement.  Subsequent to the year-end, the Company transferred the exclusive license to 0 Waste 2 Energy Canada Ltd. (“0 Waste”) and 0 Waste agrees to pay the Company the sum of $150,000 payable in instalments on the sale of the first three units of the PowerMaster in the licensed area.

On December 23, 2011, the Company signed a Distribution Agreement with I-DES INC. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement, one of which states that Global Green will sell a minimum of four (4) DryVac units per year. On January 20, 2012, the Company completed an amendment to the Distribution Agreement whereby it obtained additional rights to sell DryVac units in the State of Utah in consideration of a fee of $150,000.  As at December 31, 2012, the Company evaluated the business relationship with I-Des and DryVac and due to the lack of sale potential for these technologies in Canada, the Company decided to write off the net book of these licences of $392,253 to $nil

D. Trend Information

Our acquisition of licence and distribution agreements for Inergy Plus and DryVac in December, 2011, together with our acquisition of Intercept Rentals in March, 2012 may cause reported financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Not applicable.

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

Our company has prepared its financial statements included with this report in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). Our company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. Our financial statements were previously prepared in accordance with U.S. GAAP.

The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2012. Note 2 to the consolidated financial statements for the year ended December 31, 2012 provides details of significant accounting policies.

Critical Accounting Estimates

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

Areas requiring a significant degree of estimation and judgment relate to amortization of licenses, depreciation of property, plant and equipment, fair value measurements for financial instruments and share-based payments and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Future Accounting Changes

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2012. The Company does not expect the below standards to have a material impact on the financial statements, although additional disclosures may be required.

The following new Standards were issued by the IASB, and are effective for annual periods beginning on or after January 1, 2013, with the exception of IFRS 9 which is effective January 1, 2015. Early application is permitted if all five Standards are adopted at the same time.

i)	Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee based on changes in facts and circumstances.

ii)	Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities and now requires equity method accounting. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

iii)	Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) will replace the disclosure requirements currently found in IAS 28 Investment in Associates, and is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, including information about the significant judgments and assumptions that it has made in determining whether it has control, joint control or significant influence in another entity. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11.

iv)	Separate Financial Statements

The new IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

v)	Investments in Associates and Joint Ventures

The new IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been updated and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of the current IAS 28 Investments in Associates does not include joint ventures.

vi)	IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS is issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

vii)	IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB published IFRS 9, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entitles would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

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

John Anderson, Director

Mr. Anderson holds a B.A. from the University of Western Ontario and is the co-founder of Aquastone Capital Advisors Limited Partnership, a USA based gold investment fund. Mr. Anderson is an Entrepreneur with over fifteen years of business experience in the capital markets. His primary areas of expertise are business financing, business development, merger and acquisition. He has extensive experience in working in Asia, Europe and Canada. Mr. Anderson's extensive background and experiences give him a unique platform from which to make business decisions and create opportunities.

Herbert Rainford-Towning, Director

Mr. Towning has been on the Company’s advisory Committee since February 2012. Mr. Towning is university educated at Nottingham University and a postgraduate of the London School of Economics. He joined CT Bowring & Co in 1956 and worked with various Banking Houses in London, leaving the UK in 1974 to commence an international banking career in Europe, the United States, Bahamas and the Arabian Gulf with the International Investment Corporation Bahrain until 1994.

In the last few years, Mr. Towning has become involved in environmental issues particularly waste management and recycling. He founded OWaste2Energy Company Ltd. in the UK with a waste to energy technology in Wales. This system is now operational in Mexico through his Mexican Company OWaste Mexico de CV which has joint ventures with certain Municipalities in Mexico.

Mr. Towning’s extensive background and experience provides him a unique ability to make business decisions and create opportunities.

Marvin Jones, Director

Mr. Jones is an established oil & gas executive with over 50 years of industry experience, notably 30 years of management in the drilling contracting industry.

Mr. Jones has been a successful consultant to the oil & gas industry since 2002, having worked on major national and international projects with companies such as Griffiths Energy Ltd. Kodiak Energy Inc., Thomson Industries, Challenger Drilling, and Trinidad Drilling Ltd.

Through 1997 to 2002; Mr. Jones served on the board of Trinidad Drilling Ltd. and acted as the President for three years.  From 2005 to 2008 he also served as a Director of Kodiak Energy Inc.

B. Executive Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2012:

Summary Compensation Table
Name and Principal Position	Period Ended December 31	Salary (C$)	Bonus (C$)	Stock Awards (C$)	Option Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	All Other Compensation (C$)	Total (C$)
Randy Hayward, Director and Chief Executive Officer	2012	120,000	-	-	-	-	-	120,000

Our company does not have any pension or retirement plans, nor does our company compensate its directors and officers by way of any material bonus or profit sharing plans.
The Company cancelled all outstanding stock options on October 9, 2009 and no stock options were issued to the directors and officers during the year ended December 31, 2012. On January 7, 2013, the Company granted 2,600,000 stock options at a price of $0.10 per common share to directors, officers and consultants of the Company. Each option grant will vest quarterly. As per the Company's Stock Option Plan, the options granted are exercisable until January 7, 2017.

C. Board Practices

National Policy 58-201 Corporate Governance Guidelines (the “National Policy”) recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  The Board of Directors is currently comprised of six (6) directors, each of whom is proposed for election at the annual general meeting.  Pursuant to the Terms of Reference, the Board is responsible for assessing director independence.  The Board of Directors has assessed the independence of each director in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices and MI 52-110.  Following this assessment, the Board concluded that four of the six directors, being Messrs. Oravec, Anderson, Rainford-Towning, and Jones are independent.  Mr. Hayward and Mr. Pendura are not considered independent by virtue of their executive positions with the Corporation.

The Corporation and the Board of Directors recognize the significant commitment involved in being a member of the Board of Directors.  The Board of Directors generally meets as the need arises.  The frequency and length of meetings and the nature of agenda items depend upon the circumstances. When held, meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere that encourages participation and independence.  In order to promote candid discussion among the independent directors, the independent directors determine at every board meeting whether an in-camera session is required, from which the non-independent directors, and any management invitees in attendance are excused.

In accordance with the Articles of the Company the number of directors shall be such number not less than one as the Company by ordinary resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Company has six directors.

The officers of the Company are elected by the Board of Directors as soon as possible following each annual general meeting and shall hold office for such period and on such terms as the board may determine. Executive officers are appointed by and serve at the discretion of the Board of Directors. Mr. Hayward was appointed President of the Corporation on November 4, 2006.

The members of the Company’s Audit Committee are appointed by the Board of Directors as soon as possible following each annual general meeting. The current audit committee members are Richard Oravec (independent), Greg Pendura and Marvin Jones (independent). The members of the Company’s Compensation Committee are appointed by the Board of Directors as soon as possible following each annual general meeting. The current compensation committee members are Greg Pendura, John Anderson (independent) and Marvin Jones (independent).

The Company has no arrangements in place for provision of benefits to its directors, or upon their termination, other than management fees to Mr. Hayward as shown in the schedule above. We did not pay any other compensation to executive officers or directors during the last completed financial year. Costs for the use of home offices by officers and consultants were reimbursed in the year ended December 31, 2012. Directors were also reimbursed for reasonable expenses.

D. Employees

At December 31, 2012, our subsidiary Intercept Rentals had 7 employees.

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares, Warrants and Options:

At April 30, 2013, there were 84,366,462 shares outstanding. As at December 31, 2012, the number of issued common shares was 80,966,462, compared to 45,382,697as at December 31, 2011.  No preferred shares have been issued.

As of April 30, 2013, all directors and officers of the Company as a group own and control 2,671,836 shares, approximately 3.17% of the Company's 84,366,462 common shares outstanding. As a group, they could own and control 10,038,057 shares, approximately 7.62% of the Company's fully diluted common shares, if all outstanding warrants and options were to be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 12, 2012, no shareholder is known by us to be a beneficial owner of more than five (5%) of our issued and outstanding Common Shares.

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

B. Related Party Transactions

Key management personnel compensation

	Years ended
	December 31, 2012	December 31, 2011
Short-term employee benefits - management	$120,000	$150,000
Office rent	3,800	6,000
	$123,800	$156,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

Related party balances

The following amounts due to related party are included in trade and other payables:

	December 31, 2012	December 31, 2011
Officer of the Company	$1,044	$3,963

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18. Financial Statements, which includes our audited financial statements and notes.

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

ITEM 9. THE OFFER AND LISTING

A. 4. Price History

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "GGX". The following tables set forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V in Canadian dollars. Historical share prices have been adjusted to reflect the 15:1 rollback which was effective February 25, 2010.

Year Ended	High	Low
31-Dec-08	$2.10	$0.15
31-Dec-09	$0.90	$0.15
31-Dec-10	$0.30	$0.06
31-Dec-11	$0.19	$0.02
31-Dec-12	$0.04	$0.04

Quarter Ended	High	Low
31-Mar-11	$0.10	$0.06
30-Jun-11	$0.085	$0.06
30-Sep-11	$0.065	$0.03
31-Dec-11	$0.19	$0.02
31-Mar-12	$0.13	$0.13
30-Jun-12	$0.10	$0.10
30-Sep-12	$0.05	$0.05
31-Dec-12	$0.04	$0.04

Month Ended	High	Low
30-Nov-12	$0.05	$0.05
31-Dec-12	$0.04	$0.04
31-Jan-13	$0.05	$0.05
28-Feb-13	$0.08	$0.08
31-Mar-13	$0.07	$0.07
30-Apr-13	$0.10	$0.09

B. Plan of Distribution

Not Applicable.

C. Markets

Not Applicable.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Required.

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

Certain transactions relating to common shares are exempt from the Investment Act, including:
•	an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
•
an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

•
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

F. Dividend and Paying Agents

Not Required.

G. Statement by Experts

See Exhibit 15.1.

H. Documents on Display

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (SEC)’s website on www.sec.gov.

It is also possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the administrative office of the Company located at 943 Canso Drive, Gabriola, British Columbia, Canada V0R 1X2. Requests for documents from the Company may be made at 250-247-8689 or by e-mail to info@globalgreenmatrix.com.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2012. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2012 that our disclosure controls and procedures were not effective, given the ongoing late filing  of our annual reports on Form 20-F. We intend to apply the necessary attention and resources to ensure that our disclosure controls and procedures are properly followed and that all future reports are filed within the required time periods.

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

Management has used the framework set forth in the report entitled Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a “deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis”. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that two of the three members comprising the Audit Committee, Messrs. Pendura and Oravec, qualify as audit committee financial experts, based on the criteria provided in the instructions for Item 16 A of Form 20-F.

ITEM 16B. Code of Ethics

Not required.

ITEM 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2012	$25,000	Nil	$2,500	Nil
2011	$20,000	Nil	$2,500	Nil

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

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18. FINANCIAL STATEMENTS

We are furnishing the following financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), together with the independent auditor’s report on those statements:

K. R. MARGETSON LTD.	Chartered Accountants
210, 905 West Pender Street
Vancouver BC V6C 1L6
Tel:  604.641.4450
Fax: (toll free) 1.855-603-3228

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Global Green Matrix Corp.:

We have audited the consolidated statements of financial position of Global Green Matrix Corp. as at December 31, 2012 and 2011 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Global Green Matrix Corp. as at December 31, 2012 and 2011 and the results of its operations, changes in shareholders’ equity and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of these financial statements, which states that Global Green Matrix Corp. incurred significant loss from operations, negative cash flows from operating activities and has an accumulated deficit.  This, along with other matters as described in Note 1, indicated the existence of a material uncertainty which may cast doubt about the ability of Global Green Matrix Corp. to continue as a going concern.

/s/ K. R. Margetson Ltd.
Chartered Accountants
Vancouver, Canada
April 30, 2013

GLOBAL GREEN MATRIX CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	Notes	December 31, 2012	December 31, 2011
ASSETS

Current assets
Cash		$40,887	$680,972
Trade and other receivables	5	250,229	96,763
Prepaid expenses and deposits		169,620	-
Income taxes recoverable		1,292	-
Licenses	6	-	135,241
Total current assets		462,028	912,976

Non-current assets
Loans receivable		95,963	-
Licenses	6	-	205,897
Equipment	7	1,353,410	-
Goodwill	4	1,329,465	-
Total non-current assets		2,778,838	205,897
TOTAL ASSETS		$3,240,866	$1,118,873

LIABILITIES

Current liabilities
Trade and other payables	8	$555,073	$129,323
Loans and borrowings	9	807,006	157,674
Finance lease obligations	10	12,690	-
Deferred gain on sale leaseback	7	1,070	-
Total current liabilities		1,375,839	286,997

Non-current liabilities
Loans and borrowings	9	7,717	-
TOTAL LIABILIITES		1,383,556	286,997

EQUITY
Share capital	11	10,659,919	7,501,691
Contributed surplus	12	4,146,934	4,075,087
Subscription advances		10,000	486,600
Deficit		(13,012,738)	(11,284,697)
Accumulated other comprehensive income		53,195	53,195
TOTAL EQUITY		1,857,310	831,876
TOTAL LIABILITIES AND EQUITY		$3,240,866	$1,118,873

Nature and continuance of operations (Note 1)
Commitments (Note 17)
Subsequent events (Note 21)

On behalf of the Board:

“Randy Hayward”	Director	“Greg Pendura”	Director

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

	Notes	Year ended December 31, 2012	Year ended December 31, 2011

REVENUE
Distribution fees		$100,000	$-
Rental income		418,733	-
		518,733	-

EXPENSES
Amortization of licenses		-	11,270
Consulting fees		148,668	158,286
Depreciation		167,957	-
Equipment rental		48,821	-
Management fees	14	120,000	150,000
Marketing and conferences		113,057	3,011
Occupancy costs	14	28,939	19,376
Office and sundry		102,388	14,855
Professional fees		183,753	76,554
Royalties		50,293	-
Salaries and wages		463,618	-
Share-based payments		3,726	-
Transfer agent and filing fees		49,043	32,737
Transportation charges		78,077	-
Travel		160,167	13,388
Waste removal		-	62,625
		1,718,507	542,102

Loss before other items		(1,199,774)	(542,102)

OTHER ITEMS
Interest income		1,206	900
Amortization of deferred gain on sale leaseback		5,352	-
Interest expense		(41,017)	(11,653)
Impairment of licenses		(493,808)	-
		(528,267)	(10,753)

Total comprehensive loss for the year		$(1,728,041)	$(552,855)

Basic and diluted loss per common share	13	$(0.03)	$(0.02)

Weighted average number of common shares outstanding		68,038,758	23,574,760

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUIITY
(Expressed in Canadian dollars)

	Share Capital
	Number of shares	Amount	Contributed surplus	Subscription advances	Deficit	Accumulated other comprehensive income	Total
Balance at December 31, 2010	21,243,055	$6,325,974	$4,075,087	$-	$(10,731,842)	$53,195	$(277,586)

Private placements	20,000,000	1,000,000	-	-	-	-	1,000,000
Share issue costs	-	(57,138)	-	-	-	-	(57,138)
Debt settlement	4,139,644	232,855	-	-	-	-	232,855
Subscription advances	-	-	-	486,600	-	-	486,600
Share issuance adjustment	(2)	-	-	-	-	-	-
Loss for the year	-	-	-	-	(552,855)	-	(552,855)
Balance at December 31, 2011	45,382,697	7,501,691	4,075,087	486,600	(11,284,697)	53,195	831,876

Private placements	23,583,765	1,704,939	-	(486,600)	-	-	1,218,339
Share issue costs	-	(166,711)	68,121	-	-	-	(98,590)
Issuance for Intercept Rentals (note 4)	12,000,000	1,620,000	-	-	-	-	1,620,000
Share-based payments	-	-	3,726	-	-	-	3,726
Subscription advances	-	-	-	10,000	-	-	10,000
Loss for the year	-	-	-	-	(1,728,041)	-	(1,728,041)
Balance at December 31, 2012	80,966,462	$10,659,919	$4,146,934	$10,000	$(13,012,738)	$53,195	$1,857,310

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Year ended December 31, 2012	Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,728,041)	$(552,855)
Items not affecting cash:
Amortization of deferred gain on sale leaseback	(5,352)	-
Amortization of licenses	-	11,270
Depreciation	167,957	--
Impairment of licenses	493,808	-
Interest expense	8,500	9,174
Interest income	(900)	(900)
Management fees	-	115,000
Share-based payments	3,726	--
Changes in non-cash working capital items:
Trade and other receivables	(90,009)	(63,599)
Prepaid expenses and deposits	(23,712)	--
Trade and other payables	23,944	135,336
	(1,150,079)	(346,574)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash received on acquisition of Intercept Rentals	21,734	--
Loans receivable	23,412	-
Acquisition of licenses	(152,670)	(352,408)
Acquisition of equipment	(999,526)	-
	(1,107,050)	(352,408)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	1,218,339	1,000,000
Share issue costs	(98,590)	(57,138)
Subscription advances received	10,000	486,600
Due to related party	-	(65,605)
Loans and borrowings	648,547	12,500
Finance lease obligations	(161,252)	-
	1,617,044	1,376,357

Change in cash for the year	(640,085)	677,375

Cash, beginning of year	680,972	3,597

Cash, end of year	$40,887	$680,972

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

1.             Nature and continuance of operations

Global Green Matrix Corp. (“Global Green” or the “Company”) is focused on exploring and pursuing new environmentally sound methods and technologies in recycling, and in particular, the reclamation sector.  The address of the Company’s registered office is 943 Canso Drive, Gabriola, British Columbia, Canada V0R 1X2.

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

The Company incurred a net loss for the year ended December 31, 2012 of $1,728,041 with a total accumulated deficit of $13,012,738.  There is doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The consolidated financial statements were authorized for issue on April 25, 2013 by the Board of Directors of the Company.

2.             Significant accounting policies and basis of preparation

Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective as of December 31, 2012.

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries.  Subsidiaries are all entities controlled by the Company.  Control exists when the Company has the power to, directly or indirectly govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account in the assessment of whether control exists.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases.

The consolidated financial statements at December 31, 2012 include, on a consolidated basis, the assets, liabilities, revenues and expenses of the Company, and its wholly-owned subsidiary, 1503826 Alberta Ltd., described in note 4.

All inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

2.            Significant accounting policies and basis of preparation (cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Foreign currency translation

The Company’s reporting currency and the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in foreign currencies are translated at the exchange rate in effect at the date of the transaction. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates prevailing at the financial position reporting date. Exchange gains or losses arising on foreign currency translation are reflected in loss for the period.

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

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

2.            Significant accounting policies and basis of preparation (cont’d)

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

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the cost of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.  Goodwill is subsequently measured at cost less accumulated impairment losses.

Business combinations

Business combinations are accounted for by applying the acquisition method, whereby assets obtained, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired business are measured at fair value at the date of acquisition. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the recognition under IFRS 3, Business Combinations are recognized at their fair values at the acquisition date, except for non-current assets which are classified as held-for-sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and are recognized and measured at fair value, less costs to sell.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the difference is recognized in income immediately.

Acquisition costs associated with a business combination are expensed in the period incurred.

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

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

2.            Significant accounting policies and basis of preparation (cont’d)

Provisions (cont’d)

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

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as finance leases.  Upon initial recognition, the leases asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease terms.  All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.  Lease inducements received by the Company are deferred and depreciated on a straight-line basis over the term of the lease as a reduction in rental expense.

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

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the statement of loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

2.            Significant accounting policies and basis of preparation (cont’d)

Share-based payments (cont’d)

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

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. The Company’s cash and cash equivalents and restricted cash are classified as FVTPL.

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

b)    Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. At December 31, 2012, the Company has not classified any financial liabilities as FVTPL.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

2.            Significant accounting policies and basis of preparation (cont’d)

Financial instruments

b)   Financial liabilities (cont’d)

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities, advances from related party, loans payable and secured loans payable are classified as other financial liabilities.

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

Revenue recognition

Revenue from the rental or sale of products is recognized, net of discounts and customer rebates, at the time goods are shipped and the transfer of significant risks and rewards of ownership has taken place, and collectability is reasonably assured.

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

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

2.            Significant accounting policies and basis of preparation (cont’d)

Income taxes (cont’d)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Comparative figures

Certain comparative figures have been reclassified to conform with presentation adopted for the current period.

3.             New standards, amendments and interpretations not yet effective

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2012. The Company does not expect the below standards to have a material impact on the financial statements, although additional disclosures may be required.

The following new Standards were issued by the IASB, and are effective for annual periods beginning on or after January 1, 2013, with the exception of IFRS 9 which is effective January 1, 2015. Early application is permitted if all five Standards are adopted at the same time.

viii) Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee based on changes in facts and circumstances.

ix)  Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities and now requires equity method accounting. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

x)    Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) will replace the disclosure requirements currently found in IAS 28 Investment in Associates, and is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, including information about the significant judgments and assumptions that it has made in determining whether it has control, joint control or significant influence in another entity. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

3.            New standards, amendments and interpretations not yet effective (cont’d)

xi)   Separate Financial Statements

The new IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

xii)  Investments in Associates and Joint Ventures

The new IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been updated and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of the current IAS 28 Investments in Associates does not include joint ventures.

xiii) IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS is issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

xiv) IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB published IFRS 9, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entitles would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

4.            Acquisition of Intercept Rental

On March 20, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval.    Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

The purchase was satisfied by the issuance of 12 million common shares of the Company.  Under IAS, as the fair value of the shares was $0.135 (determined by level 1 input) the value of the purchase was recorded as $1,620,000. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or its nominee, a 10 percent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

4.            Acquisition of Intercept Rental (cont’d)

Identifiable assets acquired and liabilities assumed

Cash	$21,734
Trade and other receivables	62,557
Prepaid expenses and deposits	145,908
Income taxes recoverable	1,291
Loans receivable	119,375
Equipment	521,841
Trade and other payables	(401,807)
Finance lease obligations	(173,942)
Deferred gain on sale leaseback	(6,422)
Total net identifiable assets	$290,535

The fair value of the assets acquired and liabilities assumed was determined by the Company’s management based on information furnished by the management of Intercept Rentals.

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

Total consideration transferred	$1,620,000
Less: value of identifiable assets	(290,535)
Goodwill	$1,329,465

The goodwill is attributable mainly to the skills and technical talent of Intercept Rentals’ workforce, and the synergies expected to be achieved from integrating Intercept Rentals into the Company’s existing business.

The Company incurred acquisition-related costs of $23,183 in connection with this transaction which have been included in professional fees in the statement of comprehensive loss.

5.            Trade and other receivables

	December 31, 2012	December 31, 2011
Trade receivables	$215,244	$-
Sales tax receivable	16,730	79,408
Loan receivable	18,255	17,355
Total	$250,229	$96,763

The Company has an unsecured loan receivable of $15,000 that bears interest of 6% annually. The loan is repayable, principal and interest, in full, ten days after the Company provides the borrower with a written notice of demand. No demand has been made.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

6.            Licenses

December 31, 2012	Cost	Accumulated Amortization	Impairment	Net Book Value	Current Portion	Long-term Portion
PowerMaster	$102,408	$853	$101,555	$-	$-	$-
DryVac	402,670	10,417	392,253	-	-	-
Total	$505,078	$11,270	$493,808	$-	$-	$-

December 31, 2011	Cost	Accumulated Amortization	Impairment	Net Book Value	Current Portion	Long-term Portion
PowerMaster	$102,408	$853	$-	$101,555	$10,241	$91,314
DryVac	250,000	10,417	-	239,583	125,000	114,583
Total	$352,408	$11,270	$-	$341,138	$135,241	$205,897

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

Subsequent to the year, the Company entered into an agreement with Inergy Plus to end and transfer its exclusive license agreement.  The Company then transferred the exclusive license to 0 Waste 2 Energy Canada Ltd. (“0 Waste”) and 0 Waste agrees to pay the Company the sum of $150,000 payable in instalments on the sale of the first three units of the PowerMaster in the licensed area.  As the timing of the sale of the three units cannot be reasonably measured or the collection thereafter assured, the Company wrote-off the net book value of the PowerMaster licenses of $101,555 to $nil.

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

On January 23, 2012, the Company signed an amendment to the Distribution Agreement to obtain additional rights to sell DryVac units in the State of Utah, USA.  In consideration of the additional territory, the Company has paid an additional distributor fee to I-Des and DryVac in the amount of US$150,000.

As the timing of the expected economic benefits of the licenses could not be reasonably determined, the licenses were amortized on a straight line basis determined by their terms.

As at December 31, 2012, the Company evaluated the business relationship with I-Des and DryVac and due to the lack of sale potential for these technologies in Canada, the Company decided to write off the net book of these licences of $392,253 to $nil.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

7.            Equipment

	Computer	Rental Equipment	Vehicles	Leasehold Improvements	Total
Cost
Balance, December 31, 2011	$-	$-	$-	$-	$-
On acquisition of Intercept Rentals	592	489,616	31,633	-	521,841
Additions	1,796	849,818	146,424	1,488	999,526
Balance, December 31, 2012	$2,388	$1,339,434	$178,057	$1,488	$1,521,367

Depreciation
Balance, December 31, 2011	$-	$-	$-	$-	$-
Additions	349	142,816	24,560	232	167,957
Balance, December 31, 2012	$349	$142,816	$24,560	$232	$167,957

Carrying amounts
At December 31, 2011	$-	$-	$-	$-	$-
At December 31, 2012	$2,039	$1,196,618	$153,497	$1,256	$1,353,410

In fiscal 2010, the Company entered into three sales leaseback arrangements.  The lease amounts exceeded the original cost of the items by $20,872.  This gain was deferred and is recognized into income over the terms of the related leases.  For the year ended December 31, 2012, $5,352 was recognized in income.

8.            Trade and other payables

	December 31, 2012	December 31, 2011
Trade payables	$444,384	$105,360
Accrued liabilities	66,529	20,000
Other payables	43,116	-
Due to related party	1,044	3,963
Total	$555,073	$129,323

9.             Loans and borrowings

	December 31, 2012	December 31, 2011
Automotive loan payable	$18,003	$-
Loans payable	754	13,174
Notes payable	642,966	-
Convertible debentures payable	153,000	144,500
	814,723	157,674
Less: current portion	(807,006)	(157,674)
	$7,717	$-

The automotive loan payable is monthly installments of $857, non-interest bearing, maturing September 10, 2014.  Secured by the related automotive equipment having a net book value of $24,223.

The loans payable are unsecured, non-interest bearing and have no fixed terms of repayment.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

9.            Loans and borrowings (cont’d)

The notes payable bear interest at 12% per annum and repayable in 10 days with written notice of demand.

The convertible debentures bear interest at 10% per annum and were due on December 15, 2004.  The debentures are convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share.

10.          Finance lease obligations

Finance lease obligations relate to rental equipment used in the Company’s rental operations.  Collateral consists of the related equipment and a general security agreement covering all present and after acquired equipment including intangibles, and the proceeds of sale on the secured equipment.  Finance lease obligations are payable as follows:

	Future minimum lease payments 2012	Interest 2012	Principal value of minimum lease payments 2012
Less than one year	$13,005	$315	$12,690
Between one and five years	-	-	-
More than five years	-	-	-
	$13,005	$315	$12,690

11.          Share capital

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

Issued share capital

At December 31, 2012, there were 80,966,462 issued and fully paid common shares (December 31, 2011 - 45,382,697).

Please refer to the Consolidated Statements of Changes in Equity for a summary of changes in share capital and contributed surplus for the year ended December 31, 2012.

Private placements and other share issuance

For the year ended December 31, 2012

1)
On February 8, 2012, the Company completed private placement financing of 13,143,765 units for gross proceeds of $1,182,939.   Each unit consists of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totaling $63,590 cash and 706,564 finder's warrants. Each finder's warrant is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

The fair value of the finders’ warrants, being $51,257 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 159%, average risk free interest rate of 1.09%, expected life of 1.5 years and a dividend rate of 0%.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

11.          Share capital (cont’d)

Private placements and other share issuance (cont’d)

For the year ended December 31, 2012 (cont’d)

2)
As described in Note 4, the Company acquired Intercept Rentals for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date.

3)
On November 6, 2012, the Company completed a private placement financing of 5,440,000 units at a price of $0.05 per unit for gross proceeds of $272,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 2 years from the closing date at a price of $0.15.

The Company paid finder's fees and commissions totaling $12,500 cash and 250,000 finder's warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $8,219 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 145%, average risk free interest rate of 1.07%, expected life of 2 years and a dividend rate of 0%.

4)
On December 27, 2012, the Company completed a private placement financing of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 2 years from the closing date at a price of $0.15.

The Company paid finder's fees and commissions totaling $22,500 cash and 450,000 finder's warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $8,645 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 120%, average risk free interest rate of 1.12%, expected life of 2 years and a dividend rate of 0%.

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

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

11.          Share capital (cont’d)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price	Expiry Date

Balance, December 31, 2011	15,398,333	$0.20	July 13, 2013
Issued on private placement	7,831,569	0.18	July24, 2014
Issued on private placement	6,018,761	0.18	August 8, 2014
Issued on private placement	1,480,000	0.15	September 20, 2014
Issued on private placement	4,210,000	0.15	November 6, 2014
Issued on private placement	3,250,000	0.15	December 14, 2014
Issued on private placement	2,200,000	0.15	December 27, 2014
Balance, December 31, 2012	40,388,663	$0.18

During the year ended December 31, 2012, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an original expiry date of July 13, 2012, have been extended by one year and will now expire on July 13, 2013.  These warrants were originally issued July 13, 2010.  All other terms and conditions of these warrants remain the same.

12.          Share-based payments

Contributed surplus

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

On December 5, 2012, management granted 500,000 share options to a consultant.  Each option allows the optionee to purchase a common share of the Company for $0.15 for the next 5 years.  83,334 of the options vested by December 31, 2012 and using a Black-Scholes pricing model, $3,726 was recorded in the accounts as share-based payments expense with a corresponding increase to contributed surplus.  The calculation was calculated based on the following assumptions:

Expected life	5 years
Risk free interest rate	1.04%
Expected volatility	165.36%

Accordingly, as of December 31, 2012 there were 500,000 stock options outstanding and 83,334 were exercisable.  As at December 31, 2011, there were no stock options outstanding.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

13.          Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2012 was based on the loss attributable to common shareholders of $1,728,041 (2011 - $552,855) and the weighted average number of common shares outstanding of 68,038,758 (2011 - 23,574,760).

Diluted loss per share did not include the effect of 40,388,663 share purchase warrants and 500,000 stock options.

14.          Related party transactions

Key management personnel compensation

	Years ended
	December 31, 2012	December 31, 2011
Short-term employee benefits - management	$120,000	$150,000
Office rent	3,800	6,000
	$123,800	$156,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

Related party balances

The following amounts due to related party are included in trade and other payables:

	December 31, 2012	December 31, 2011
Officer of the Company	$1,044	$3,963

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

15.          Management of capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to pursue new environmentally sound methods and technologies in recycling. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new environmentally sound methods and technologies in recycling and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or adjust the amount of cash.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

15.          Management of capital (cont’d)

There were no changes in the Company’s approach to capital management during the year ended December 31, 2012.  The Company is not subject to externally imposed capital requirements.

16.          Financial risk management

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

Cash is classified as Level 1.

As at December 31, 2012, the carrying values of cash, trade and other receivables, trade and other payables, and loans and borrowings approximate their fair values due to their short terms to maturity.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash and trade and other receivables. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Financial instruments included in trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At December 31, 2012, the Company’s exposure to credit risk is minimal

Liquidity risk

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

As at December 31, 2012, the Company had a cash balance of $40,887 (2011 - $680,972) to settle current liabilities of $1,375,839 (2011 - $286,997).

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

16.           Financial risk management (cont’d)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  As of December 31, 2012, the Company did not have any investments in investment-grade short-term deposit certificates. The Company’s loans payable bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

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

17.          Commitments

The Company has entered into operating lease commitment for premises as follows:

2013	$79,456
2014	79,456
2015	79,456
2016	79,456
2017	72,835
Total	$390,659

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

18.          Income taxes

a)      A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2012	2011

Loss before income taxes	$(1,728,041)	$(552,855)

Effective tax rate	25%	26.5%

Income tax recovery at statutory rates	$(432,010)	$(146,507)
Impact of permanent differences	116,523	-
Impact of future income tax rates applied versus current statutory rate	119,067	143,786
Change in unrecognized deductible temporary differences	43,327	-
Unrecognized benefits of non-capital losses	(72,830)	-
Change in valuation allowance	225,923	2,721
Total income taxes	$-	$-

b)      Details of unrecognized deferred income tax assets are as follows:

	2012	2011

Deferred income tax assets:
Non-capital loss carry forwards	$2,050,141	$1,887,767
Capital losses carry forward	154,629	163,907
Difference between tax value and book value of equipment	78,994	25,883
Share issuance costs	19,716	-
Valuation allowance	(2,303,480)	(2,077,557)
	$-	$-

The Company has non-capital losses of approximately $8,200,564 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will expire through to 2032. The Company has taxable capital losses of approximately $618,516 which may be applied in future years against taxable capital gains. The ability to apply these losses has no expiration date.

19.          Supplemental disclosure with respect to cash flows

	Years Ended
	December 31, 2012	December 31, 2011
Cash paid for income taxes	$-	$-
Cash paid for interest	$22,607	$9,528

Significant non-cash financing and investing transactions during the year ended December 31, 2012 were as follows:

i)
the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share (note 4).

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

20.          Supplemental disclosure with respect to cash flows (cont’d)

Significant non-cash financing and investing transactions during the year ended December 31, 2011 were as follows:

i)
the Company settled outstanding indebtedness of $232,855 through the issuance of common shares at a deemed prices of $0.05625 per common share. The outstanding debt is comprised of management fees and consulting fees.  Of those amounts, $115,000 was expensed in 2011.

21.          Subsequent events

1)
On January 7, 2013, the Company granted 2,600,000 stock options at a price of $0.10 per common share to directors, officers and consultants of the Company. Each option grant will vest quarterly. As per the Company's Stock Option Plan, the options granted are exercisable until January 7, 2017.

2)
On February 15, 2013, the Company completed a non-brokered private placement for a total of 3,400,000 units representing gross proceeds of $170,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share until four months from the closing date. The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.25 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.

The Company also paid a finder’s fee of $7,500 cash and 150,000 finder’s warrants holding the same terms as stated above.

3)
On February 28, 2013, the Company entered into an agreement with Inergy Plus Technologies Inc. (“IPT”) whereby the Company agreed to end and transfer its exclusive license agreement to use and market the PowerMaster technology and equipment it signed with IPT dated December 10, 2011.

The Company agreed to transfer the exclusive license on the condition that IPT give substantially the same license to 0 Waste 2 Energy Canada Ltd. (“0 Waste”). The Company also signed an agreement dated February 26, 2013 with 0 Waste whereby 0 Waste agrees to use its best efforts to market the PowerMaster technology in Canada and further agrees to pay the Company the sum of $150,000 payable in instalments on the sale of the first three units of the PowerMaster in the licensed area.

4)
On March 28, 2013, the Company granted 200,000 options at a price of 0.10 per share to a consultant of the Company. The option grant will vest quarterly. As per the Company's Stock Option Plan, the options granted are exercisable until March 5, 2017.

5)
On April 17, 2013, the Company completed a private placement for the sale of convertible debentures for gross proceeds of $445,000. The debenture will bear interest at a rate of 12.00% per annum, payable semi-annually from the closing date and will also contain an override royalty of 2.00% per annum on the gross revenue earned by the new units, payable semi-annually from the closing date. The debentures will be convertible into common shares of the Company at a price of: $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing date. A finder’s fee of $20,000 cash may be paid on receipt of TSX-V approval.

GLOBAL GREEN MATRIX CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) December 31, 2012

21.           Subsequent events (cont’d)

6)
On April 24, 2013, the Company announced a non-brokered private placement offering of up to 12,000,000 units of the Company (“Units”) at a price of $0.191667 per Unit for gross proceeds of up to $2.3 million.  The Company will use the net proceeds of the offering to purchase, indirectly through its wholly-owned subsidiary, three new frac water heating units (“Heating Units”) and for general working capital purposes.

Each Unit will consist of one common share (“Common Share”) and a pro rata portion of a royalty (the “Royalty Entitlement. The pro rata amount of the Royalty Entitlement that each subscriber will receive will be based on their subscription amount as compared with the maximum size of the offering of $2.3 million.  The aggregate Royalty Entitlement payable to all subscribers under the offering, assuming the maximum proceeds of $2.3 million are raised, will be a 10% gross revenue royalty in respect of revenues generated by the three Heating Units for a period of five years from the purchase of such Heating Units, payable quarterly in arrears.  Based on historical experience of revenues from existing heating units, the Corporation estimates that the net present value of the aggregate Royalty Entitlement, discounted at 15%, is $1,215,994 assuming 5% year over year growth in revenues, $1,326,198  assuming 10% year over year growth and $1,446,641 assuming 15% year over year growth.  The payment of the Royalty Entitlement will be secured by a security interest in the Heating Units granted in favour of the subscribers.

The Corporation has agreed to pay a finder’s fee of up to 4.35% of the gross proceeds of the offering to an unrelated third party.  In addition, the unrelated third party will receive Common Shares in an amount equal to 16.667% of the number of Units sold under the offering, issued a deemed price of $0.191667 per share.

ITEM 19. EXHIBITS

Number
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C section 1350

15.1	Consent of accountants pursuant to Item 10.G

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Global Green Matrix Corp. (formerly Poly-Pacific International Inc.)
By:
Date		Name and Signature	Title

May 11, 2013		/s/Randy Hayward
		Randy Hayward	President