Form 20-F
period 2013-12-31
Intercept Energy Services Inc.
filed 2014-05-15
CIK 1319149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013
Commission File Number: 000-51180

Intercept Energy Services Inc.

(Formerly Global Green Matrix Corp.)
 (Exact Name of the Registrant as Specified in its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)
600-666 Burrard Street Vancouver  British Columbia, Canada V6C3P6
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

The number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report: 109,289,734 Common Shares and 0 (zero) Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued     Other ☐
              by the International Accounting Standards Board☑

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

Unless the context clearly requires otherwise, the terms “we”, “us”, “our”, “Intercept”,  the “Registrant’, the “Corporation”, and the “Company” as used in this report means Intercept Energy Services Inc.

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

	Years Ended December 31
	2013	2012	2011	2010
Total Revenues	2,103,514	$518,733	$-	$-
Total Expenses	5,016,212	$1,718,507	$541,446	$422,240
Other Items	12,680	$528,267	$11,409	$200,104
Net Income (Loss) available to Common Shareholders	3,046,661	$(1,728,041)	$(552,855)	$(622,344)
Net Income (Loss) per share	3,033,981	$(0.03)	$(0.02)	$(0.05)
Diluted Net Income (Loss) per share	(.03)	$(0.03)	$(0.02)	$(0.05)
Dividends Declared per share	-	-	$-	$-
Total Assets	5,513,440	$3,240,866	$1,118,873	$35,861
Total Liabilities	(7,077,106)	$(1,383,556)	$(286,997)	$(313,447)
Net Assets	1,563,666	$1,857,310	$831,876	$(277,586)

Additional Paid in Capital	5,646,571	$4,146,934	$4,075,087	$4,075,087
Accumulated Comprehensive Income	-	$53,195	$53,195	$53,195
Common Shares Capital	1,117,213	$10,659,919	$7,501,691	$6,325,974
Shares To Be Issued	-	$10,000	$486,600	$-
Accumulated Deficit	1,838,509	$(13,012,738)	$(11,284,697)	$(10,731,842)
Total Shareholders Equity (Deficit)	1,634,725	$1,857,310	$831,876	$(277,586)
Common Shares outstanding (1)	109,289,874	80,966,462	45,382,697	21,243,055
Weighted Average – Diluted Shares	92,417,996	68,038,758	23,574,760	13,058,736
Share Purchase Warrants (2)	44,048,683	40,388,663	15,398,333	15,398,333

1)	109,2897,874 at April 30, 2014
2)	44,048,683 at April 30, 2014

The selected financial data presented below is derived from our financial statements for the fiscal years ended December 31, 2009 and 2008 which were prepared in accordance with U.S. GAAP and examined by our independent auditors.  This information is not comparable to the selected financial data presented above for years 2013, 2012, 2011 and 2010 which is derived from our financial statements for those fiscal years prepared in accordance with IFRS. All amounts are shown in Canadian dollars, unless otherwise specified.

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

As of May 3, 2014, the rate for the conversion of Canadian dollars to U.S. dollars was C$1.0077 to U.S. $1.00.

The following tables set forth the rates of exchange in Canadian dollars per U.S. $1.00:

Previous Six Months	Dec/13	Apr/13	Mar/13	Feb/13	Jan/13	Dec/12
High Rate	1.0697	1.0270	1.0314	1.0286	1.0078	0.9958
Low Rate	1.0237	1.0107	1.0155	0.9959	0.9839	0.9841

Years Ended December 31	2013	2012	2011	2010	2009
Average rate during the period	1.0439	0.9858	0.9858	1.0353	1.1373

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

Liquidity risk.

We have losses which may continue into the future. We have a history of operating losses since inception totaling $13,012,738 to December 31, 2012. There can be no assurances we will be profitable in the future. There is no assurance that the Company will be able to raise sufficient cash to meet its requirements.

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

As of April 30, 2014, we had 109,289,734  shares of common stock issued and outstanding, and share purchase warrants convertible into a further 44,038,663 shares of common stock. The future sale of shares that may be issued on the exercise of our stock purchase warrants could impact negatively on the market price of our common stock.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Intercept Energy Services Inc. (formerly Global Green Matrix Corp.) was incorporated under the Alberta Business Corporations Act on October 25, 1995. Incorporated as Poly Pacific International Inc. it traded as a Tier 1 Company on the TSX-Venture exchange. Poly Pacific was also listed in the USA on the Nasdaq as an over the counter Bulletin Board Company (OTCBB) under the symbol PYLPF, and listed on December 30, 2005.

Since the inception, the Company, through a wholly owned subsidiary, Poly-Pacific Technology Ltd (“PPT”) was a manufacture of plastic blast media using recycled waste and scrap plastics. PPT manufactured the blast media which was designed and used for the rapid removal of paints and coatings from sensitive surfaces such as airplanes, automobiles, compositions and electronic equipment. Plastic blast media was a proven environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials. In  November of 2007, due to continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of PPT and its operations in Ontario, California.

At the same time the Company had another active subsidiary, Everwood Agricultural Products International Inc. (Everwood”), which recycled the spent plastic and waste  plastic containers into plastic lumber for the agricultural industry. In December, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario to focus its efforts upon a nylon reclamation project located in Kingston, Ontario, Canada. Based on a feasibility study completed in July 2008, that reclamation project was determined to be uneconomical and was not pursued.

In November, 2008, the Company signed a License Agreement with Energy Quest Inc. Under the terms of that agreement, the Company had the exclusive rights to commercialize and/or manufacture, market and distribute Energy Quest’s Gasification Technologies in the People’s Republic in Chana. The Company determined, however, that it was not in its best interests to pursue that business.

Management continued to investigate and search for opportunities in the industrial business sector and on February 25, 2010, changed its name to Global Green Matrix Corp. It also consolidated its shares on the basis of one new post consolidation share for every fifteen pre consolidation common shares. In --- the Company did a small private placement of $300,000 and focused its efforts on pursuing a unique and proprietary technology called the “ReCyclone Power Master”. It entered into an agreement with Inergy Plus Technologies Ltd. for license for the exclusive rights to market its technology for Canada. The Power Master was designed to process municipal solid waste and create a Refuse Derived fuel, thereby allowing cities to reduce their waste to landfills by as much as 90%.

Management continued to investigate and search for opportunities in the industrial business sector and on February 25, 2010, changed its name to Global Green Matrix Corp. It also consolidated its shares on the basis of one new post consolidation share for every fifteen pre consolidation common shares. In 2011 the Company did a small private placement of $300,000 and focused its efforts on pursuing a unique and proprietary technology called the “ReCyclone Power Master”. It entered into an agreement with Inergy Plus Technologies Ltd. for license for the exclusive rights to market its technology for Canada. The Power Master was designed to process municipal solid waste and create a Refuse Derived fuel, thereby allowing cities to reduce their waste to landfills by as much as 90%.

Listing Information

Intercept Energy Services Inc. is an oil and gas service company whose primary business is providing an innovative and proprietary technology that heats water used in the fracturing process by oil and gas companies operating in Canada and the United States. It was first listed in Canada and trades as a Tier 1 company on the TSX Canadian Venture Exchange (TSX-V:IES), which is its primary exchange. The Company also trades on the Over The Counter Bulletin Board (OTCBB: IESCF).

The address of our principal executive offices is 600-666 Burrard Street Vancouver BC.   The name and address of our registered agent in Canada is:  Davis LLP, Livingston Place, 1000-250 2nd St. SW, Calgary, Alberta, T2P 0C1. The company’s administrative office is located at 943 Canso Drive, Gabriola, British Columbia, Canada V0R 1X2  250-247-8689.

B. Business Overview

Intercept Rentals

On March 20, 2012, the Company completed a share purchase agreement to acquire all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, from arm’s length third parties, subject to TSX Venture Exchange final approval, now received. Under IAS, the deemed purchase price of $1,620,000 (per agreement - $1,440,000) was satisfied by the issuance of 12 million common shares of the Company at a deemed price of $0.12 per share. As required by the purchase agreement, the common shares were held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or their nominee, a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

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

Intercept Rental’s new heating technology called “BIG HEAT”, is a patent pending propane powered Frac Water Heating System that provides a safer, and more efficient heating method than the traditional methods used today by the oil & gas companies and their fracking operations.

The technology minimizes the possibility of on-site injuries or accidents that have occurred with the traditional methods of heating water. All BIG HEAT units have numerous safety shutoffs and little to no radiant heat emanating from the burner that is located in an encased chamber.

The Company believes that to participate in the growing $750 Billion dollar oil and gas services industry, its proprietary Frac Water Heating System along with the company’s business plan to deploy additional BIG HEAT units throughout Canada & USA is the fastest route to generating new income and growth, and adding value to the company.

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

On January 6, 2014 the Company completed a vertical short-form amalgamation pursuant to the Business Corporations Act (Alberta) with its wholly owned operating subsidiary 1503826 Alberta Ltd. operating as Intercept Rentals. The assets, obligations and liabilities of Intercept Rentals were assumed by Intercept Energy Services Inc. No securities of the Company were issued in connection with the amalgamation and the share capital remains unchanged. The amalgamation was undertaken in order to simplify the corporate structure of the Company and to reduce administrative costs. The amalgamation is not viewed to have any significant effect on the operating business of the Company.

C. Organizational Structure

The Company’s only active subsidiary is 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, of which the Company owns 100%. That company, incorporated in the province of Alberta, Canada, was acquired in March, 2012.

D. Property, Plants and Equipment

The Companies equipment includes what was including in the acquisition of 1503826 Alberta Ltd carrying on business as “ Intercept Rentals. The equipment is described as follows:

•	7 Little Jerk Mini Power Tong Units
•	2008 Chevy Silverado

The Company also acquired and owns a total of 4 frac water heating units, one a trailer mounted unit acquired in February 2013, and 3 truck mounted units. An additional truck was purchased in 2013 but the Company did not take delivery until February 2014.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements for the year ended December 31, 2013 and notes thereto which are included herein. Our financial results are now being reported in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this discussion and analysis may differ from those used in previous financial reporting.

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

The Company’s acquisition of Intercept Rentals and its licensed technology for heating water used be oil and gas companies in hydraulic fracturing in the main focus of the Company going forward. The technology used in our trailer – mounted water heating unit and our 4 truck units is very efficient ad has a significantly lower operating cost than our competitors currently in the market.

The financial information in this report is not necessarily indicative of our future operating results or financial condition.

A. Operating Results

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

This review of the results of operations should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013:

	Years Ended December 31
	2013		2012
Total Revenues		$2,103,514	$518,733
Total Expenses	$		$1,718,507
Other Items	$		$528,267
Net Income (Loss) available to Common Shareholders		$(2,962,921)	$(1,728,041)
Net Income (Loss) per share	$		$(0.03)
Diluted Net Income (Loss) per share		$(0.03)	$(0.03)
Dividends Declared per share		$-	$-
Total Assets		$5,513,440	$3,240,866
Total Liabilities		$7,077,106	$(1,383,556)
Net Assets	$		$1,857,310

Additional Paid in Capital	$		$4,146,934
Accumulated Comprehensive Income	$		$53,195
Common Shares Capital	$		$10,659,919
Shares To Be Issued	$		$10,000
Accumulated Deficit	$		$(13,012,738)
Total Shareholders Equity (Deficit)	$		$1,857,310
Common Shares outstanding (1)		109,289,739	80,966,462
Weighted Average – Diluted Shares			68,038,758
Share Purchase Warrants (2)			40,388,663

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended December 31, 2013 before effect to the 2012 year end restatements (please refer to Note 23 of the consolidated financial statements):

($)	Dec 31, 2013	Sep 30, 2013	June 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	June 30, 2012	Mar 31, 2012
Total assets	5,513,440	4,447,211	3,753,307	3,935,200	3,240,866	3,505,868	3,875,234	3,977,081
Net working capital	(3,810,854)	(459,914)	(946,619)	(856,013)	(913,811)	(773,786)	(472,742)	678,721
Revenue	696,421	341,232	128,597	937,264	344,082	31,363	24,718	118,570
Net loss	(1,403,539)	(659,484)	(783,342)	(116,556)	(653,068)	(469,049)	(381,317)	(224,607)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	nil

The variation between the quarters is due to changes that reflect the change in corporate and business development activities during those quarters. In addition, the variation in loss over the fiscal quarters is also attributable to write-down of licenses and acquisition of and Intercept Rentals.

B. Liquidity and Capital Resources

As at December 31, 2013, the Company had a cash balance of $8,845 (December 31, 2012 - $40,887) to settle current liabilities of $ 3,810,854 (December 31, 2012 - $1,084,438).

•
On April 29, 2014, the Company entered into a loan agreement with an arm’s length third party lender.  Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $686,500 had already been advanced to Intercept. The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares at a deemed price of $0.05 per share, subject to final approval of the TSX Venture Exchange. The Bonus Shares will be subject to a hold period that expires on August 30, 2014.

•	On February 28, 2014 Company entered into a lease arrangement to lease a truck and heating unit for 50% of the operating income of the unit.

In June 2013 the Company arranged a $2.0 million equipment lease credit facility with an interest rate of approximately 5%, and in 2013 drew $1,969,503 on the facility in finance leases.

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

C. Research and Development, Patents and Licenses

1)
On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides the Company with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to the Company includes all current and future applications for the Power Master as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement. At December 31, 2012 the Company did not expect to derive any further economic benefit from the Power Master license and decided to write off the net book value of $101,555 to nil.

In 2013 the Company entered into an agreement with Inergy Plus to end and transfer its exclusive license agreement. The Company then transferred the exclusive license to 0 Waste 2 Energy Canada Ltd. (“0 Waste”) and 0 Waste agreed to pay the Company the sum of $150,000 payable in instalments on the sale of the first three units of the PowerMaster in the licensed area. The $150,000 represents contingent consideration and the Company cannot reasonably determine when or if the sale of the three units will occur. The contingent consideration has not been recognized.

2)
On December 23, 2011, the Company signed a Distribution Agreement with I-Des Inc. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives the Company the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement, one of which states that the Company will sell a minimum of four (4) DryVac units per year.

On January 23, 2012, the Company signed an amendment to the Distribution Agreement to obtain additional rights to sell DryVac units in the State of Utah, USA. In consideration of the additional territory, the Company paid an additional distributor fee to I-Des and DryVac in the amount of US$150,000.

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

3)
On March 20, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd. carrying on the business as “Intercept Rentals” from arm’s length third parities pursuant to a share purchase agreement. The purchase price included a technology asset valued at $2,714,886 related to “BIG HEAT” technology.  As at December 31, 2012 the Company tested the carrying value of the technology asset and as the carrying value of this technology asset was higher than the recoverable value, the Company decided to write off the carrying value of $2,714,886 to $nil.

D. Trend Information

2013 was a successful year for Intercept as it was able to secure over $3.8 million of new funding and invested in approximately $3.4 million in new equipment.

In the fourth quarter of fiscal 2013 the Company had 4 units in operation and as a result, revenue for the fourth quarter was higher at $0.7 million compared to $0.3 million for the same quarter in fiscal 2012; an increase of 133 percent. Revenue for the year was $2.1 million compared to $0.5 million for the previous year, an increase of 320 percent.

Net loss before other items for the current year was $2.9 million compared to $4.8 million for the previous year.  Current year net loss before other items included $1.1 million of royalty expenses compared to only $0.01 million for the same year last year.

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

The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2013. Note 2 to the consolidated financial statements for the year ended December 31, 2013 provides details of significant accounting policies.

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

Bill Cromb, Chief Financial Officer

Mr. Cromb is an experienced financial executive with well over 30 years of varied finance experience. He is a Chartered Accountant with a background including reporting, financings, treasury, risk management, mergers and acquisitions and other finance and administrative functions. He has served at Provident Energy Trust, Beau Canada Exploration, North West Upgrading, Canterra Energy as well as other organizations. Mr Cromb has extensive cross border experience in acquisitions, dispositions, financings and operations that the Company feels will enhance and help grow its current business model.

B. Executive Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2012:

Summary Compensation Table
Name and Principal Position	Period Ended December 31	Salary (C$)	Bonus (C$)	Stock Awards (C$)	Option Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	All Other Compensation (C$)	Total (C$)
Randy Hayward, Director and Chief Executive Officer	2013	168,000	-	-	-	-	-	168,000

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

As of December 31, 2013 there were 9,275,000 stock options outstanding.

For the year ended December 31, 2013

1.
On January 7, 2013, the Company granted 2,600,000 stock options at a price of $0.10 per common share to directors, officers and consultants of the Company. The option grant will vested immediately, exercisable until January 7, 2017.

2.	On March 5, 2013, the Company granted 200,000 options at a price of 0.10 per share to a consultant of the Company. The option grant will vest quarterly over 12 months, exercisable until March 5, 2017.

3.
On May 1, 2013 the Company granted 4,400,000 options at a price of 0.10 per share to Directors, officers and consultants of the Company. The option grant vested immediately on date of grant, exercisable until May 1, 2017.

4.	On May 1, 2013, the Company granted 2,275,000 options at a price of 0.10 per share to consultants of the Company. The option grant will vest quarterly over 12 months, exercisable until May 1, 2017.

5.	On May 1, 2013, the Company granted 1,200,000 options at a price of 0.10 per share to a consultant of the Company. The option grant will vest quarterly over 24 months, exercisable until May 1, 2017.

6.	On July 1, 2013 the Company granted 400,000 options at a price of $0.10 per share to consultants of the Company which vested immediately on the date of grant, exercisable until July 1, 2018.

7.	On September 13, 2013 300,000 options were exercised at an exercise price of $0.10 of those issued May 1, 2013.

8.
On September 23, 2013 the Company canceled 2,000,000 million options granted to a consultant at an exercise price of $0.10. The options were part of the grant made on May 1, 2013 to consultants of the Company.

For the year ended December 31, 2012

On December 5, 2012, the Company granted 500,000 stock options at a price of $0.15 per common share to an employee of the Company, exercisable until December 5, 2017.

The total share-based expense recognized during the year ended December 31, 2013, under the fair value method was $747,338 (2012 - $3,726). The unamortized balance was $180,756 (2012 - $nil).

C. Board Practices

National Policy 58-201 Corporate Governance Guidelines (the “National Policy”) recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  The Board of Directors is currently comprised of six (6) directors, each of whom is proposed for election at the annual general meeting.  Pursuant to the Terms of Reference, the Board is responsible for assessing director independence.  The Board of Directors has assessed the independence of each director in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices and MI 52-110.  Following this assessment, the Board concluded that four of the  directors, being Messrs. Oravec, Anderson, Rainford-Towning, and Jones are independent.  Mr. Hayward is not considered independent by virtue of his executive positions with the Corporation.

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

The members of the Company’s Audit Committee are appointed by the Board of Directors as soon as possible following each annual general meeting. The current audit committee members are Richard Oravec (independent), John Anderson and Marvin Jones (independent). The members of the Company’s Compensation Committee are appointed by the Board of Directors as soon as possible following each annual general meeting. The current compensation committee members are Richard Oravec, John Anderson (independent) and Marvin Jones (independent).

The Company has no arrangements in place for provision of benefits to its directors, or upon their termination, other than management fees to Mr. Hayward as shown in the schedule above. We did not pay any other compensation to executive officers or directors during the last completed financial year. Costs for the use of home offices by officers and consultants were reimbursed in the year ended December 31, 2013. Directors were also reimbursed for reasonable expenses.

D. Employees

At December 31, 2012, our subsidiary Intercept Rentals had 10 employees.

E. Share Ownership

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares, Warrants and Options:

At December 31, 2013, there were 109,289,734 shares outstanding. As at December 31, 2012, the number of issued common shares was 80,966,462, compared to 45,382,697as at December 31, 2011.  No preferred shares have been issued.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2013, no shareholder is known by us to be a beneficial owner of more than five (5%) of our issued and outstanding Common Shares.

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

B. Related Party Transactions

Key management personnel compensation

	Years ended
	December 31, 2013	December 31, 2012
Short-term employee benefits - management	$192,000	$120,000
Office rent	3,800	3,800
	$195,800	$123,800

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

Related party balances

The following amounts due to related party are included in trade and other payables:

	December 31, 2013	December 31, 2012
Officer of the Company	$27,198	$1,044

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

ITEM 9. THE OFFER AND LISTING

A. 4. Price History

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "IES". The following tables set forth, for the periods indicated, the high and low sales prices per share of the Company's Common Shares on the TSX-V in Canadian dollars. Historical share prices have been adjusted to reflect the 15:1 rollback which was effective February 25, 2010.

Year Ended	High	Low
31-Dec-08	$2.10	$0.15
31-Dec-09	$0.90	$0.15
31-Dec-10	$0.30	$0.06
31-Dec-11	$0.19	$0.02
31-Dec-12	$0.04	$0.04
31-Dec-13	$0.12	$0.04

Quarter Ended	High	Low
31-Mar-11	$0.10	$0.06
30-Jun-11	$0.085	$0.06
30-Sep-11	$0.065	$0.03
31-Dec-11	$0.19	$0.02
31-Mar-12	$0.13	$0.13
30-Jun-12	$0.10	$0.10
30-Sep-12	$0.05	$0.05
31-Dec-12	$0.04	$0.04
31-Mar-13	$0.09	$0.04
30-Jun-13	$0.12	$0.07
30-Sep-13	$0.12	$0.08
31-Dec-13	$0.11	$0.06

Month Ended	High	Low
31-Dec-12	$0.04	$0.04
31-Jan-13	$0.05	$0.05
28-Feb-13	$0.08	$0.08
31-Mar-13	$0.07	$0.07
30-Apr-13	$0.10	$0.09
31-May-13	$0.10	$0.07
31-June -13	$0.10	$0.07
30-July – 13	$0.10	$0.08
31-Aug-13	$0.10	$0.09
30-Sept -13	$0.12	$0.09
31-Oct -13	$0.11	$0.09
30-Nov -13	$0.10	$0.08
31-Dec-13	$0.09	$0.06

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (DC&P), as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013.  Under SEC rules DC&P are defined as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based on our evaluation, we concluded as of December 31, 2013 that our DC&P were not effective in their ability to ensure the timely disclosure of material information as required under securities regulation.

We continue to work towards the implementation of improved DC&P to ensure that material information is disclosed accurately and within required timelines.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of financial reporting.

ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, ICFR cannot provide absolute assurance of achieving financial reporting objectives. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission - 1992 to evaluate the effectiveness of the Company’s internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a “deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis”.

Based on this assessment, management has concluded that various material weaknesses existed within the financial close and reporting process, and within the overall control environment of the Company as at December 31, 2013.

Financial Close and Reporting

Due to limited staff resources it is difficult to ensure the effectiveness of control processes through proper segregation of duties. As a result the Company must place greater reliance on review processes conducted by management to identify material misstatement. Review processes in place throughout the year were not adequately designed to identify misstatements within material accounting transactions and related financial statement accounts.

Control Environment

One key aspect of a strong control environment is an ongoing commitment by management to ensure that staff resources have the requisite skill sets and capacity to complete their assigned duties in an effective and timely manner. Such competencies support the effective design of controls within the overall internal control framework. The overall design of ICFR was impacted as a result of a lack of financial reporting skill sets deployed by the Company. As a result the strength of process level internal controls in place during the year may not have been adequate to identify material misstatements.

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that two of the three members comprising the Audit Committee, Messrs. Pendura and Oravec, qualify as audit committee financial experts, based on the criteria provided in the instructions for Item 16 A of Form 20-F.

ITEM 16B. Code of Ethics

Not required.

ITEM 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2013	120,000		5,500
2012	$25,000	Nil	$2,500	Nil

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

Consolidated Financial Statements

Formerly known as Global Green Matrix Corp.

For the years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

Statement of Management’s Responsibility

To the Shareholders of Intercept Energy Services Inc. (the “Company”):

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards (“IFRS”). This responsibility includes selecting appropriate accounting policies and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Company. The Audit Committee is responsible for reviewing the financial statements and recommending them to the Board of Directors for approval. To discharge its duties the Audit Committee meets regularly with management and the external auditor to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements for issuance to the shareholders. The Audit Committee also considers the independence of the external auditors and reviews their fees.

Grant Thornton LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

May 14, 2014

“Randy Hayward”                                                                                             “William T.  Cromb”
President and Chief Executive Officer                                                                                    Chief Financial Officer

Report of independent registered
public accounting firm

Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4 T +1 604 687 2711 F +1 604 685 6569 www.GrantThornton.ca

To the shareholders of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.):

We have audited the accompanying consolidated financial statements of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.), which comprise the consolidated statement of financial position as at December 31, 2013 and the consolidated statement of net loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.) as at December 31, 2013 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has a working capital deficiency of $3,182,848, incurred a net loss for the year ended December 31, 2013 of $3,033,981 and as at that date has a deficit of $18,398,509. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that cast substantial doubt about the Company's ability to continue as a going concern.

Vancouver, Canada	/s/ Grant Thornton LLP
May 14, 2012	Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Report of Independent Registered Public Accounting Firm

K. R. MARGETSON LTD. 210, 905 West Pender Street Vancouver BC V6C 1L6 Tel: 604.641.4450 Fax: 1.855-603-3228	Chartered Accountants

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Intercept Energy Services Inc. (formerly Global Green Matrix Corp.):

We have audited the consolidated statement of financial position of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.) as at December 31, 2012 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.)as at December 31, 2012 and the results of its operations, changes in shareholders’ equity and cash flows and for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of these consolidated financial statements, which states that the Company incurred a significant loss from operation, negative cash flows from operating activities and has an accumulated deficit.  This, along with other matters as described in Note 1, indicated the existence of a material uncertainty which cast substantial doubt about the ability of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.) to continue as a going concern.

Other Matter

As discussed in Note 23, the Company has corrected errors in its consolidated financial statements for the year ended December 31, 2012 in relation to the recording of the acquisition of Intercept Rentals, the accounting for the acquisition of certain property and equipment and the accounting for accumulated other comprehensive income.

Chartered Accountants
Vancouver, Canada
April 30, 2013, except for Note 23
which is May 14, 2014

INTERCEPT ENERGY SERVICES INC. (formerly Global Green Matrix Corp.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

		December 31,	December 31,
	Notes	2013	2012
ASSETS			Restated (Note 23)

Current assets
Cash		$8,845	$40,887
Trade and other receivables	5	734,272	250,229
Prepaids and deposits		22,292	20,020
Income taxes recoverable		-	1,292
Total current assets		765,409	312,428

Non-current assets
Loans receivable	5	-	95,963
Equipment	6	4,014,068	1,353,410
Total non-current assets		4,014,068	1,449,373
TOTAL ASSETS		$4,779,477	$1,761,801

LIABILITIES

Current liabilities
Trade and other payables	8	$969,223	$714,648
Loans and borrowings	9	651,666	517,546
Finance lease obligations	10	1,833,960	12,690
Current portion of royalty obligations	11	453,245	150,912
Current portion of derivative liability	12	40,163	-
Deferred gain on sale leaseback	6	-	1,070
Total current liabilities		3,948,257	1,396,866

Non-current liabilities
Royalty obligations	11	2,064,601	1,563,050
Derivative liability	12	88,305	-
Loans and borrowings	9	313,039	7,717
Long term liabilities		2,465,945	1,570,767
TOTAL LIABILIITES		6,414,202	2,967,633

SHAREHOLDERS' DEFICIENCY
Share capital	13	11,117,213	9,293,446
Contributed surplus	15	5,646,571	4,855,250
Subscription advances		-	10,000
Deficit		(18,398,509)	(15,364,528)
TOTAL DEFICIENCY		(1,634,725)	(1,205,832)
TOTAL LIABILITIES AND DEFICIENCY		$4,779,477	$1,761,801

On behalf of the Board:

“Randy Hayward”	Director	"Richard Oravec"	Director

The accompanying notes are an integral part of these consolidated financial statements.

INTERCEPT ENERGY SERVICES INC. (formerly Global Green Matrix Corp.)
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year ended	Year ended
		December 31,	December 31,
	Notes	2013	2012
			(restated note 23)
REVENUE
Distribution fees		$-	$100,000
Rental income		2,103,514	418,733
		2,103,514	518,733

EXPENSES
Consulting fees		312,659	148,668
Depreciation	6	366,283	167,957
Equipment maintenance and rental		129,642	48,821
Fuel and sundry direct operating costs		508,157	78,077
Management fees		167,000	120,000
Occupancy costs		26,857	28,939
Office and sundry		354,617	102,388
Professional fees		115,192	183,753
Royalties	11	1,109,285	89,375
Salaries and wages		822,671	463,618
Share based compensation		747,338	3,726
Transfer agent and filing fees		55,720	49,043
Travel, marketing and conferences		434,754	273,224
Write off of loan receivable	5	133,963	-
		5,150,175	1,757,589

Loss before other items		(3,046,661)	(1,238,856)

OTHER ITEMS
Interest income		1,125	1,206
Amortization of deferred gain on sale leaseback		1,070	5,352
Impairment of technology asset	7	-	(2,056,729)
Impairment of licenses	7	-	(493,808)
Impairment of equipment	6	-	(309,174)
Gain on extinguishment of debt	9	161,500	-
Loss on derivative liability	12	(14,997)	-
Finance expense		(136,018)	(41,017)
		12,680	(2,894,170)

Net loss and comprehensive loss for the year		$(3,033,981)	$(4,133,026)

Basic and diluted loss per common share		(0.03)	(0.06)
Weighted average number of common shares outstanding		92,417,996	68,038,758

The accompanying notes are an integral part of these consolidated financial statements.

INTERCEPT ENERGY SERVICES INC. (formerly Global Green Matrix Corp.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S DEFICIENCY
(Expressed in Canadian dollars)

	Share Capital
	Number of	Amount	Contributed	Subscription	Deficit	Total
	shares		surplus	advances

Balance at December 31, 2011 (restated note 23)	45,382,697	$7,501,691	$4,075,087	$486,600	$(11,231,502)	$831,876

Private placements	23,583,765	1,704,939	-	(486,600)	-	1,218,339
Warrants	-	(708,316)	708,316	-	-	-
Share issue costs	-	(166,711)	68,121	-	-	(98,590)
Issuance for acquisition of Intercept Rentals (note 4)	12,000,000	961,843	-	-	-	961,843
Subscription advances	-	-	-	10,000	-	10,000
Share based compensation	-	-	3,726	-	-	3,726
Net loss and comprehensive loss for the year	-	-	-	-	(4,133,026)	(4,133,026)
Balance at December 31, 2012 (restated note 23)	80,966,462	9,293,446	4,855,250	10,000	(15,364,528)	(1,205,832)

Private placements	22,523,332	1,604,250	-	(10,000)	-	1,594,250
Warrants	-	(57,200)	57,200	-	-	-
Share issue costs	-	(189,783)	10,783	-	-	(179,000)
Options exercised	300,000	54,000	(24,000)	-	-	30,000
Issued for purchase of equipment	5,500,000	412,500	-	-	-	412,500
Share based compensation	-	-	747,338	-	-	747,338
Net loss and comprehensive loss for the year	-	-	-	-	(3,033,981)	(3,033,981)
Balance at December 31, 2013	109,289,794	$11,117,213	$5,646,571	$-	$(18,398,509)	$(1,634,725)

The accompanying notes are an integral part of these consolidated financial statements.

INTERCEPT ENERGY SERVICES INC. (formerly Global Green Matrix Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Year ended	Year ended
	31-Dec-13	31-Dec-12
		Restated (Note 23)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss and comprehensive loss	$(3,033,981)	$(4,133,026)
Items not affecting cash:
Amortization of deferred gain on sale leaseback	(1,070)	(5,352)
Depreciation	366,283	167,957
Impairment of technology asset	-	2,056,729
Impairment of licenses	-	493,808
Impairment of equipment	-	309,174
Write off of loans receivable	133,963
Interest expense	-	7,600
Accretion	8,215	-
Gain on extinguishment of debt	(161,500)	-
Non cash portion of royalty expense	803,884	39,082
Non cash portion of (gain)/loss on financial instrument	14,997	-
Share-based payments	747,338	3,726
Changes in non-cash working capital items:
Trade and other receivables	(484,043)	(90,009)
Prepaids and deposits	(2,272)	125,888
Income taxes recoverable	1,292	-
Trade and other payables	254,575	163,804
	(1,352,319)	(860,619)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash received on acquisition of Intercept Rentals	-	21,734
Loans receivable	(38,000)	23,412
Acquisition of licenses	-	(152,670)
Acquisition of Equipment	(247,242)	(999,526)
	(285,242)	(1,107,050)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	1,624,250	1,218,339
Share issue costs	(179,000)	(98,590)
Subscription advances received	-	10,000
Loans and borrowings	592,727	359,087
Derivative liability	113,471	-
Cash received on lease financing of equipment	988,134	-

Finance leases - paid	(1,534,063)	(161,252)
	1,605,519	1,327,584
Change in cash for the year	(32,042)	(640,085)
Cash, beginning of year	40,887	680,972
Cash, end of year	$8,845	$40,887
Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these consolidated financial statements

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

1.	Nature of operations and going concern

Intercept Energy Services Inc. (“Intercept Energy” or the “Company” or the “Corporation”) is an oil and gas service company whose primary business is providing an innovative and proprietary technology that heats water used in the fracturing process by exploration and production companies operating in Canada and the United States.  These services are designed to enhance safety, increase efficiency and results in lower costs.  The address of the Company’s registered office is 600-666 Burrard Street, Vancouver BC V6C 3P6.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and thus be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

 The Company has a working capital deficiency of $3,182,848 at December 31, 2013, is out of covenant with its finance lease obligations, incurred a net loss for the year ended December 31, 2013 of $3,033,981 and as of that date has a deficit of $18,398,509.  These conditions cast significant and substantial doubt on the Company’s going concern assumption.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The consolidated financial statements were authorized for issue on May 14, 2014 by the Board of Directors of the Company.

2.	Significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.  Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.   The parent controls a subsidiary if it is exposed or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidated financial statements include, on a consolidated basis, the assets, liabilities, revenues and expenses of the Company, and its wholly-owned subsidiary, 1503826 Alberta Ltd., from the date of acquisition on March 20, 2012 (note 4).

All inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

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

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include:

Judgments

Going concern

As disclosed in Note 1, these financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. Management uses judgment to assess the Company’s ability to continue as a going concern and the existence of conditions that cast doubt upon the going concern assumption.

It is management’s assessment that the going concern assumption is appropriate based on the following events discussed in (Note 25):

•
On April 29, 2014 the Company entered into a loan agreement with an arm’s length third party lender. Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $608,000 had been advanced as at December 31, 2013 and is included in loans and borrowings, and $328,500 was advanced subsequent to the year end.  The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the whole or any portion of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares  at a deemed price of $0.05 per share, subject to final approval of the TSX Venture Exchange. The Bonus Shares will be subject to a hold period that expires on August 30, 2014.

•
On February 28, 2014, the Company entered into a lease arrangement to lease a truck and heating unit for 50% of the operating income of the unit. The term of the arrangement is indefinite.  The entity which owns this truck is controlled by a person who was appointed Director of the Company subsequent to the year end.

Collectability of Accounts Receivable

In considering the collectability of accounts receivable, taken into account is the legal obligation for payment by the customer, as well as the financial capacity of the customer to fund its obligation to the Corporation.

Leases
Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

Estimates

Equipment

The cost less the residual value of each item of equipment is depreciated over its useful economic life. Depreciation is charged over the estimated life of the individual asset. Depreciation commences when assets are available for use. The assets’ useful lives and methods of depreciation are reviewed and adjusted if appropriate at each fiscal year end.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation and no assurance can be given that the actual useful lives or residual values will not differ significantly from current assumptions.

Impairment

Intangible assets and equipment are tested for impairment if there is an indication of impairment. The carrying value of equipment and intangible assets is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in profit or loss. The assessment of fair values less costs of disposal or value in use, including those of the cash-generating units for purposes of testing intangible assets require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of the assets could impact the impairment analysis.

Calculation of Share-based Compensation

The amount expensed for share-based compensation is based on the application of the Black-Scholes Option Pricing Model, which is highly dependent on the expected volatility of the Company’s share price and the expected life of the options. The Company used an expected volatility rate for its shares based on historical stock trading data adjusted for future expectations; actual volatility may be significantly different. While the estimate of share-based compensation can have a material impact on the operating results reported by the Company, it is a non-cash charge and as such has no impact on the Company’s cash position or future cash flows.

Royalty obligation

The Company has a royalty obligation liability. To estimate the fair value of the obligation, the Company makes estimates of future cash flows and discounts those cash flows at an estimated prevailing market rate of interest for a similar instrument. Management updates the estimated future cash flows by estimating future operating hours, revenues, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of obligation should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

Convertible debentures

The determination of the fair value of the liability component of the convertible debentures requires management to make estimates regarding the interest rate that the Company would have obtained for a similar secured loan without a conversion feature. Management takes into consideration the valuation of both components, historical data regarding issuances of warrants and the proceeds received upon issuance of the convertible debentures to determine the inputs used in the valuation models and the resulting fair value for each instrument.

Derivative liability

The Company has a derivative liability embedded in its convertible debenture. To estimate the fair value of the derivative liability, the Company makes estimates of future cash flows and discounts those cash flows at an estimated discount rate. Management updates the estimated future cash flows by estimating future operating hours, revenues, operating costs, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of derivative liability should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

SIGNIFICANT ACCOUNTING POLICIES

Foreign currency translation

The Company’s reporting currency and the functional currency is the Canadian dollar. The functional currency determinations were conducted by considering the primary economic environment that the entities operate in.

Transactions in foreign currencies are translated at the exchange rate in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates prevailing at the financial position reporting date. Exchange gains or losses arising on foreign currency translation are reflected in profit or loss for the period.

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

Depreciation is provided at rates calculated to write off the cost of equipment, less the estimated residual value over the useful life, using the straight line method over seven years for rental equipment and five years for vehicles.  These useful life estimates were revised in the third quarter of 2013 prospectively from previously using the declining balance method at various rates ranging from 20% - 30% per annum  This change in estimate decreased depreciation expense by approximately $49,000 in 2013.

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

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

Impairment of assets

 At the end of each reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

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

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money if material and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as a finance cost.

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

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the difference is recognized in profit or loss immediately.

Acquisition costs associated with a business combination are expensed in the period incurred.

When purchase consideration that is contingent on a future event is granted in an acquisition the initial cost of the acquisition includes an estimate of the fair value of the amounts to be paid in the future. Subsequent changes to the fair value  of contingent consideration are recorded in the statement of net loss.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as finance leases.  Upon initial recognition, the lease asset and obligation is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine. If not, the incremental borrowing rate is used. Subsequent to initial recognition, the assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease terms. Any initial direct costs of the lessee are added to the amount recognized as an asset. All other leases are classified as operating leases and leasing costs are on a straight line basis over the term of the lease.  Lease inducements received by the Company are deferred and depreciated on a straight-line basis over the term of the lease as a reduction in rental expense.

Share capital

The Company’s common shares and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are charged directly to share capital.

Share-based compensation

The Company issues equity settled share based awards to eligible executive officers and directors, employees and consultants under a share option plan. The fair value of options granted is recognized as a share-based compensation expense with a corresponding increase in contributed surplus. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from contributed surplus to share capital. The fair value is measured at grant date and each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the statement of profit or loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

Convertible debentures

The Company’s convertible debentures are segregated into their debt and equity elements at the date of issue, based on the residual value method whereby the fair value of the debt component is measured first with the residual value being allocated to the conversion feature. The debt element of the instrument is classified as a liability, and recorded at the present value of the Company’s obligation to make future interest payments in cash, and settle the redemption value of the instrument in cash or in a variable number of shares. The carrying value of the debt element is accreted to the original face value of the instrument, over its deemed life, using the effective interest method. The convertible debentures are subsequently recorded at amortized cost at each reporting date, using the effective interest method. The royalty obligation associated with the debentures is carried at fair value with adjustments to the value being recorded through the profit and loss statement on balance sheet dates.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.  The Company’s cash, trade and other receivables and loans receivable are classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.  The Company does not hold any held to maturity investments.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. The Company does not hold any available-for-sale financial assets.

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

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

b)      Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables, loans and notes payable and convertible debentures are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in profit and loss. The Company’s royalty obligation and derivative liability have been classified as FVTPL.

Revenue recognition

The Company is an oil and gas service company whose primary business is providing an innovative and proprietary technology that heats water used in the fracturing process by exploration and production companies operating in Canada and the United States.  These services are designed to enhance safety, increase efficiency and results in lower costs.  Revenue is earned from the rental of equipment and related technology.  Revenue is earned as the equipment and technology are used by the Company's customers. Revenue is measured at the fair value of the consideration received or receivable, excluding sales taxes or duty, and billed following the month in which it is earned.

Loss per share

The Company presents basic loss per share for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if the Company’s convertible securities and convertible debentures were converted to common shares. Diluted loss per share is calculated by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effect of all dilutive potential common shares. When the Company is in a net loss position the conversion of convertible debentures is considered to be anti-dilutive.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the years presented, comprehensive loss was the same as net loss.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

2.	Significant accounting policies (cont’d)

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the tax expense is also recognized directly in equity.

Current tax is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the reporting date, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.	New standards, amendments and interpretations

The following new Standards were issued by the IASB, and are effective for annual periods beginning on or after January 1, 2013. The Company retrospectively adopted these standards effective January 1, 2013 with no significant impact to its consolidated financial statements.

New standards adopted

i)	Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee based on changes in facts and circumstances.

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

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

3.	New standards, amendments and interpretations (cont’d)

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

IFRS 13 was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013.. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

New standard not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective

As of January 1, 2014, the Company will be required to adopt amendments to IAS 36, "Impairment of Assets".  The amendments reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period.

As of January 1, 2014, the Company will be required to adopt IFRS Interpretations Committee ("IFRIC") 21 "Levies". IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs.

IFRS 9 will replace the guidance of IAS 39, "Financial Instruments : Recognition and Measurement.", This standard estimates the existing IAS 39 categories of held to maturity, available-for-sale and loans receivable.  Financial assets will be classified into one of two categories: amortized cost or fair value.  The extent of the impact of the adoption of IFRS 9 has not yet been determined.

The Company is currently evaluating the impact of adoption of these amendments and interpretations and the effect on Company's financial statements has not yet been determined.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

4.	Acquisition of Intercept Rentals

On March 20, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement.    Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

The purchase was satisfied by the issuance of 12 million common shares of the Company.  As the fair value of the shares was $0.08015 (determined by level 3 input) the value of the purchase was recorded as $961,843. As required by the purchase agreement, the Company’s common shares were held in escrow pursuant to the terms of a voluntary share escrow agreement and were released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. Additional consideration included a 10 % royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, granted to the former shareholders of Intercept Rentals or its nominees. This royalty obligation represents a contingent liability and was measured at fair value.

The acquisition of Intercept Rentals was considered strategically important as the Company intended to expand into the oil and gas industry specifically focusing on the expanding fracking operations.  Intercept Rentals new heating technology called "BIG HEAT", is a patent pending propane powered Frack Water Heating System that provides a safer and more efficient heating methods used today by the oil & gas companies and their fracking operations.  This acquisition will allow the Company to participate in the growing fracking industry and also leverage the patent pending technology.

Due to lack of IFRS specific data prior to the acquisition of Intercept Rental, pro-forma profit or loss of the combined entity for any periods prior to acquisition cannot be determined reliably.

4.	Acquisition of Intercept Rentals (cont’d)

Net identifiable assets acquired and liabilities assumed (restated note 23)

Cash	$21,734
Trade and other receivables	62,557
Prepaids and deposits	145,908
Technology asset	2,056,729
Income taxes recoverable	1,291
Loans receivable	119,375
Equipment	521,841
Trade and other payables	(112,347)
Finance lease obligations	(173,942)
Deferred gain on sale leaseback	(6,422)
Total net identifiable assets	$2,636,724

Shares issued	961,843
Royalty liability granted (note 11)	1,674,881
Total consideration transferred	2,636,724
Less: value of identifiable assets	(2,636,724)
Difference	$-

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

5.	Trade and other receivables and loans receivable

	December 31, 2013	December 31, 2012
Trade receivables	$635,808	$215,244
Sales tax receivable	98,464	16,730
Loan receivable	-	18,255
Total	$734,272	$250,229

The Company had an unsecured loan receivable of $15,000 that bore interest of 6% annually.  The loan is was repayable, principal and interest, in full, ten days after the Company provides the borrower with a written notice of demand.  At December 31, 2013 the loan receivable in the amount of $19,380 was determined to be uncollectible and was written off.

In addition $133,963 relating to non-current portion of loans receivable at December 31, 2013 was also written off as it was determined to be uncollectable.

6.	Equipment (Restated (Note 23))

	Computer	Rental Equipment	Vehicles	Leasehold Improvements
					Total
Cost
Balance, December 31, 2011	$-	$-	$-	$-	$-
On acquisition of Intercept Rentals	592	489,616	31,633	-	521,841
Additions	1,796	1,158,992	146,424	1,488	1,308,700
Balance, December 31, 2012	$2,388	$1,648,608	$178,057	$1,488	$1,830,541
Additions	4,197	2,394,651	628,093	-	3,026,941
Balance December 31, 2013	$6,585	$4,043,259	$806,150	$1,488	$4,857,482
Depreciation
Balance, December 31, 2011	$-	$-	$-	$-	$-
Impairment	-	309,174	-	-	309,174
Additions	349	142,816	24,560	232	167,957
Balance, December 31, 2012	349	451,990	24,560	232	477,131
Additions	1,130	294,625	70,230	298	366,283
Balance December 31, 2013	$1,479	$746,615	$94,790	$530	$843,414
Net book value
Balance December 31, 2012	$2,039	$1,196,618	$153,497	$1,256	$1,353,410
Balance December 31, 2013	$5,106	$3,296,644	$711,360	$958	$4,014,068

In fiscal 2010, the Company entered into three sales leaseback arrangements.  The lease amounts exceeded the original cost of the items by $20,872.  This gain was deferred and is recognized into income over the terms of the related leases.  For the year ended December 31, 2013, $1,070 (2012 - $5,352) was recognized in income.

As at December 31, 2013, net book value of rental equipment under finance lease obligations is $3,040,445 (2012 - $nil).

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

7.	Licenses and technology asset (Restated (Note 23))

Licenses

	Powermaster	DryVac	Total
Cost
Balance, December 31, 2011	$102,408	$250,000	$352,408
Additions	-	152,670	152,670
Balance, December 31, 2012 before undernoted	$102,408	$402,670	$505,078
Impairment	(102,408)	(402,670)	(505,078)
Balance December 31, 2012	$-	-	-

Depreciation
Balance, December 31, 2011	$853	$10,417	$11,270
Additions	-	-	-
Balance, December 31, 2012 before undernoted	853	10,417	11,270
Impairment	(853)	(10,417)	(11,270)
Balance December 31, 2012	$-	$-	$-

Carrying amounts
At December 31, 2012	$-	$-	$-

1)
On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides the Company with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to the Company includes all current and future applications for the Power Master as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement. At December 31, 2012 the Company did not expect to derive any further economic benefit from the Power Master license and decided to write off the net book value of $101,555 to nil.

In 2013 the Company entered into an agreement with Inergy Plus to end and transfer its exclusive license agreement.  The Company then transferred the exclusive license to 0 Waste 2 Energy Canada Ltd. (“0 Waste”) and 0 Waste agreed to pay the Company the sum of $150,000 payable in instalments on the sale of the first three units of the PowerMaster in the licensed area.  The $150,000 represents contingent consideration and the Company cannot reasonably determine when or if the sale of the three units will occur. The contingent consideration has not been recognized.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

7.	Licenses and technology asset (Restated (Note 23)) (cont’d)

2)
On December 23, 2011, the Company signed a Distribution Agreement with I-Des Inc. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives the Company the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement, one of which states that the Company will sell a minimum of four (4) DryVac units per year.

On January 23, 2012, the Company signed an amendment to the Distribution Agreement to obtain additional rights to sell DryVac units in the State of Utah, USA.  In consideration of the additional territory, the Company paid an additional distributor fee to I-Des and DryVac in the amount of US$150,000.

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

Technology asset

Big Heat

Cost
Balance, December 31, 2011	$-
Additions	2,056,729
Balance, December 31, 2012 before undernoted	$2,056,729
Impairment	(2,056,729)
Balance December 31, 2012	$-

Amortization
Balance, December 31, 2011	$-
Additions	-
Balance, December 31, 2012 before undernoted	-
Impairment	-
Balance December 31, 2012	$-

Carrying amounts
At December 31, 2012	$-

3)
On March 20, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd. carrying on the business as “Intercept Rentals” from arm’s length third parities pursuant to a share purchase agreement. The purchase price included a technology asset valued at $2,056,729 related to “BIG HEAT” technology.  As at December 31, 2012 the Company tested the carrying value of the technology asset and recorded a full impairment of this asset.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

8.	Trade and other payables

	December 31, 2013	December 31, 2012
		Restated (Note 23)
Trade payables	$473,500	$603,958
Accrued liabilities	222,870	66,529
Royalties payable	235,532	-
Other payables	34,273	43,116
Due to related party	3,048	1,044
Total	$969,223	$714,647

9.	Loans and borrowings

	December 31, 2013	December 31, 2012
		Restated (Note 23)
Automotive loan payable	$7,715	$18,003
Loans payable	-	754
Notes payable	643,951	353,506
Convertible debentures payable	313,039	153,000
	964,705	525,263
Less: current portion	(651,666)	(517,546)
	$313,039	$7,717

The automotive loan payable is repayable in monthly instalments of $857, non-interest bearing, maturing September 10, 2014, secured by the related automotive equipment having a net book value of  $15,250 (2012-$24,223).

The loans payable are unsecured, non-interest bearing and have no fixed terms of repayment.

The following table summarises the accounting for Convertible Debentures:

Debenture
Balance, December 31, 2011	$144,500
Accrued interest expense	8,500
Balance, December 31, 2012	153,000
Accrued interest expense	8,500
Extinguishment of debenture	(161,500)
Issuance of Debenture, March 22, 2013	245,000
Derivative liability component	(62,473)
Issuance of Debenture, April 15, 2013	200,000
Derivative liability component	(50,998)
Unamortized portion of cost of issuance	(26,706)
Accretion of liability component	8,216
Balance, December 31, 2013	$313,039

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

9.	Loans and borrowings (cont’d)

The Company had unconverted convertible debentures of $85,000 bearing interest at 10% per annum and were due on December 15, 2004.  The debentures were convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share. This amount is not expected to be repaid or converted to equity and currently the Company has the intention and the legal ability to extinguish this liability. As such, the Company recognized a gain of $161,500 in the profit and loss for the current year.

During the year ended December 31, 2013, the Company completed first and second tranche of a private placement for the sale of convertible debentures for gross proceeds of $445,000. The proceeds were used to pay for half of a heating unit. The debenture bears interest at a rate of 12 % per annum, payable semi-annually from the closing date and also contains an override royalty of 2 % per annum on the gross profits earned by up to 5 Big Heat units, payable semi-annually from the closing date. The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000. These debentures are secured by equipment with a net book value of $445,000 and are subordinated to the finance leases (Note 10).

The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000.

The debentures have been classified as debt, net of unamortized issue costs and net of the value of the derivative liability (see Note 12). The value of the conversion feature after allocation of the derivative liability amount was not material and hence equity component of the convertible debenture has not been set up.  The balance liability portion net of derivative liability is measured at amortized cost and will accrete up to the principal balance at maturity using the effective interest rate method.  The accretion and the interest paid are expensed as finance expense in the statement of net loss and comprehensive loss.  The value of the conversion feature was determined at the time of issue as the difference between the principle value of the debentures and the discounted cash flows assuming a rate of 20%.

Issue costs are amortized into income over the life of the debentures using the effective interest rate method.

For the year ended December 31, 2013 $47,967 (2012 - $nil) in interest expense related to these debentures has been recognized under finance expense in the statement of net loss and comprehensive loss.

As at December 31, 2013 there is $18,187 in accrued interest payable related to the above debentures (2012 - $nil).

10.	Finance lease obligations

Finance lease obligations relate to rental equipment used in the Company’s rental operations.  Collateral consists of the related equipment and a general security agreement covering all present and after acquired equipment including intangibles, and the proceeds of sale on the secured equipment.

During the year the Company entered into finance leases with a major Canadian bank in order to fund purchases of rental equipment including vehicles to move heating units to client sites. These leases bear interest at rates varying from 5.08% to 5.57%, and are secured by the fact that the bank retains title to the assets until the leases are paid over three years at which time title passes to the Company for one dollar per unit. As part of this arrangement the Company committed to a credit facility of $2 million under which the finance leases were drawn. Under this facility the Company was required to maintain a debt service coverage ratio of 1.25 to 1. The Company has not maintained the ratio and the bank has the right under the agreement to demand immediate payment under the leases. The leases are therefore classified as current liabilities. The bank has not demanded payment and there is no correspondence between the Company and the Bank regarding this default.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

10.	Finance lease obligations (cont’d)

The principal value of the finance lease obligations have been classified as current on the statement of financial position but if the leases were not demanded then, expected repayments are as follows:

December 31, 2013	Future minimum lease payments 2013	Interest 2013	Principal value of minimum lease payments 2013
Less than one year	$787,297	$83,791	$703,506
Between one and five years	1,180,946	50,492	1,130,454
More than five years	-	-	-
Total	$1,968,243	$134,283	$1,833,960

December 31, 2012	Future minimum lease payments 2012	Interest 2012	Principal value of minimum lease payments 2012
Less than one year	$13,005	$315	$12,690
Between one and five years	-	-	-
More than five years	-	-	-
Total	$13,005	$315	$12,690

11.	Royalty obligation (Restated (Note 23))

On March 20, 2012 the Company entered into a royalty agreement on acquisition of Intercept Rentals (Note 4).  As per this agreement 10% royalty on the gross revenues from the operation of the frac water heating technology is payable for period of ten years, at which time it expires. The royalty obligation is measured in the statement of financial position at the fair value of the expenditure expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The change in fair value arising from a reassessment of the estimated liability is recognized in the statement of net loss and comprehensive loss as royalty expense.

Royalty obligation and expense	Royalty obligation balance	Royalty expense
Balance, December 31, 2011	$-	$-
On acquisition of Intercept Rentals (Note 4)	1,674,881	-
Royalty expense (Note 21 (b))	-	16,765
Royalty obligation expense	-	33,529
Fair value adjustment of liability	39,081	39,081
Balance, December 31, 2012	$1,713,962	$89,375
- Current portion	150,912
- Long term portion	1,563,050
	$1,713,962

Royalty expense (Note 21 (b))	-	103,400
Royalty obligation expense	-	202,001
Fair value adjustment of liability	803,884	803,884
Balance, December 31, 2013	$2,517,846	$1,109,285
- Current portion	453,245
- Long term portion	2,064,601
	$2,517,846

If the discount rate used in calculating the fair value of royalty obligations change by 1% the royalty obligation liability at year end will change by $81,235.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

12.	Derivative liability

The Company issued convertible debentures in 2013 for total proceeds of $445,000 in two tranches; March 22, 2013 - $225,000 and April 15, 2013 - $200,000 (Note 9).  As part of this convertible debenture issue the Company agreed to pay an override royalty of 2 % per annum on the gross profits earned by up to 5 Big Heat units, payable semi-annually from the closing date. This liability is treated as a derivative liability on the statement of financial position.  The derivate liability is measured in the statement of financial position at the fair value of the expenditure expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The change in fair value arising from a reassessment of the estimated liability is recognized in the statement of net loss and comprehensive loss as gain (loss) on derivative liability.  The following table summarizes the derivative liability recognized in the net loss and comprehensive loss and in the statement of financial position:

Derivative liability and gain (loss) on derivative liability	Derivative liability balance	Gain (loss) on derivative liability
Balance, December 31, 2012	$-	$-
On issue of $245,00 convertible debenture (Note 9)	62,473	-
On issue of $200,000 convertible debenture (Note 9)	50,998	-
Fair value adjustment of liability	14,997	14,997
Balance, December 31, 2013	$128,468	$14,997
- Current portion	40,163
- Long term portion	88,305
	$128,468

If the discount rate used in calculating the fair value of the derivative liability change by 1% the derivative liability at the year end will change by $2,475.

13.	Share capital (Restated (Note 23))

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares with no par value.

Issued share capital

At December 31, 2013, there were 109,289,795 (December 31, 2012 - 80,966,462) issued and fully paid common shares.

Please refer to the Consolidated Statements of Changes in Equity for a summary of changes in share capital and contributed surplus for the years ended December 31, 2013 and 2012.

Private placements and other share issuance

For the year ended December 31, 2013

1)
On December 3, 2013 the Company completed the second tranche of the non-brokered placement for shares offered at $0.075 per share. A total of 773,333 shares were issued representing gross proceeds of $58,000.

2)
On October 8, 2013, the Company completed a non-brokered private placement for a total of 7,983,333 Shares. The offering consisted of common shares in the Company offered at a price of $0.075 per share. The Company received gross proceeds of $598,750. The Company further paid $58,750 for Finders fees.

3)
On November 11, 2013 the Company entered into an agreement with Energy Manufacturing LLC whereby they were issued 5,500,000 common shares of IES for a deemed value of $412,500 which was the trading price and as agreed with the seller towards the purchase price of an additional Water Heating Unit.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

13.	Share capital (Restated (Note 23)) (cont’d)

4)
On September 13, 2013 the Company issued 300,000 common shares on exercise of options by an insider for $0.10 per share for gross proceeds of $30,000. The fair value transferred from contributed surplus to share capital was $24,000.

5)
On May 31, 2013 the Company completed the first tranche of a non-brokered private placement for shares offered at a price of $0.075 per share. A total of 8,000,000 shares were issued representing gross proceeds of $600,000.

On June 28, 2013 the Company completed the second tranche of the non-brokered private placement for shares offered at a price of $0.075 per share. A total of 2,366,667 shares representing gross proceeds of $177,500 were issued. Gross proceeds for both tranches was $777,500.

The Company paid finder’s fees of $77,750 cash in relation to the $777,500 raised for the placement.

6)
On February 15, 2013, the Company completed a non-brokered private placement for a total of 3,400,000 units representing gross proceeds of $170,000. Each unit consists of one share and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of 2 years from the closing date at an exercise price of $0.15 per share.

The Company also paid a finder’s fee of $12,500 cash and issued 250,000 finder’s warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $10,783 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 141%, average risk free interest rate of 1.13%, expected life of 2 years and a dividend rate of 0%.

Based on the relative fair value of each of the components, the sale of these units during the year has resulted in $57,200 of the net proceeds being allocated to contributed surplus in respect to the warrants.

For the year ended December 31, 2012 (Restated (Note 23))

1)
On February 8, 2012, the Company completed private placement financing of 13,143,765 units for gross proceeds of $1,182,939. Each unit consists of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 30 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totalling $63,590 cash and 706,564 finder's warrants. Each finder's warrant is exercisable at $0.18 into one common share of the Company for 30 months from the issuance date.

The fair value of the finders’ warrants, being $51,257  was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 159%, average risk free interest rate of 1.09%, expected life of 1.5 years and a dividend rate of 0%.

2)
As described in Note 4, the Company acquired Intercept Rentals for a purchase price of $961,843, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.08015 per share (determined by level 3 input). As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date.

3)
On November 6, 2012, the Company completed a private placement financing of 5,440,000 units at a price of $0.05 per unit for gross proceeds of $272,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 2 years from the closing date at a price of $0.15.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

13.	Share capital (Restated (Note 23)) (cont’d)

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

Based on the relative fair value of each of the components, the sale of these units during the year has resulted in $708,316 of the net proceeds being allocated to contributed surplus in respect to the warrants.

Warrants

As at December 31, 2013 and December 31, 2012, the following share purchase warrants were outstanding (and include the finders warrants in note 14):

Expiry Date	Exercise Price	December 31, 2013	December 31, 2012

July 13, 2015(1)	$0.20	15,398,333	15,398,333
July 24, 2014	$0.18	7,831,569	7,831,569
August 8, 2014	$0.18	6,018,761	6,018,761
September 20, 2014	$0.15	1,480,000	1,480,000
November 6, 2014	$0.15	4,210,000	4,210,000
December 14, 2014	$0.15	3,250,000	3,250,000
December 27, 2014	$0.15	2,200,000	2,200,000
January 25, 2015	$0.15	2,000,000	--
February 20, 2015	$0.15	1,650,000	--

		44,038,663	40,388,663

(1)
During the year ended December 31, 2013, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2013, have been extended and will expire on July 13, 2015. During the year ended December 31, 2012, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2012, were extended and would have expired on July 13, 2013.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

14.	Finder’s warrants

The Company has issued warrants as compensation for arranging financing

	Number of warrants	Weighted average price when granted	Weighted average exercise price
Balance outstanding, December 31, 2011	-
Issued	1,406,565	$0.09	$0.16
Balance outstanding, December 31, 2012	1,406,565	$0.09	$0.16
Issued	250,000	$0.08	$0.15
Balance outstanding, December 31, 2013	1,656,565	$0.09	$0.16

Balance exercisable, December 31, 2013	1,656,565	$0.09	$0.16
Balance exercisable, December 31, 2012	1,406,565	$0.09	$0.16

15.	Share-based compensation

Contributed surplus
Contributed surplus relates to stock options, finders warrants and share purchase warrants that have been issued by the Company.

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

Option transactions and the number of options outstanding are summarized as follows:

	Number of options	Weighted average market price when granted	Weighted average exercise price	Weighted average share price at date of exercise
Balance outstanding, December 31, 2011	-		$-	$-
Issued	500,000	.07	0.15	-
Balance outstanding, December 31, 2012	500,000	.07	$0.15	$-
Issued	11,075,000	.07	0.10	-
Exercised	(300,000)	.07	0.10	0.10
Cancelled	(2,000,000)	.07	0.10	-
Balance outstanding, December 31, 2013	9,275,000	.07	$0.11	$0.10
Balance exercisable, December 31, 2013	7,937,500	.07	$0.10
Balance exercisable, December 31, 2012	83,334	.07	$0.15

Weighted average contractual life, December 31, 2013	3.28 years
Weighted average contractual life, December 31, 2012	4.93 years

Weighted average fair value of options issued, December 31, 2013	$0.0691
Weighted average fair value of options issued, December 31, 2012	$0.0669

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

15.	Share-based compensation (cont’d)

For the year ended December 31, 2013

i)
On January 7, 2013, the Company granted 2,600,000 stock options at an exercise price of $0.10 per common share to directors, officers and consultants of the Company. The option grant vested immediately, exercisable until January 7, 2017.

ii)
On March 5, 2013, the Company granted 200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 12 months, exercisable until March 5, 2017.

iii)
On May 1, 2013 the Company granted 4,400,000 options at an exercise price of $0.10 per share to Directors, officers and consultants of the Company. The option grant vested immediately on date of grant, exercisable until May 1, 2017.

iv)
On May 1, 2013, the Company granted 2,275,000 options at an exercise price of $0.10 per share to consultants of the Company. The option grant will vest quarterly over 12 months, exercisable until May 1, 2017.

v)
On May 1, 2013, the Company granted 1,200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 24 months, exercisable until May 1, 2017.

vi)	On July 1, 2013 the Company granted 400,000 options at an exercise price of $0.10 per share to consultants of the Company which vested immediately on the date of grant, exercisable until July 1, 2018.

vii)	On September 13, 2013 300,000 options were exercised at an exercise price of $0.10 of those issued May 1, 2013.

viii)
On September 23, 2013 the Company canceled 2,000,000 options granted to a consultant at an exercise price of $0.10 per share. The options were part of the grant made on May 1, 2013 to consultants of the Company.

For the year ended December 31, 2012

On December 5, 2012, the Company granted 500,000 stock options at an exercise price of $0.15 per common share to an employee of the Company, exercisable until December 5, 2017. The options vest annually over 3 years.

The total share-based expense recognized during the year ended December 31, 2013, under the fair value method was $747,338 (2012 - $3,726).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2013 and 2012:

	2013	2012

Risk-free interest rate	1.25%	1.04%
Expected life of options	4 years	5 years
Annualized volatility	162%	165%
Average trading price	$0.07	$0.10
Forfeiture rate	nil	nil
Dividend rate	nil	nil

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

16.	Income taxes

		Restated (Note 23))
Loss before income taxes	$(3,033,981)	$(4,133,026)

Effective tax rate	25%	25%

Income tax recovery at statutory rates	$(758,495)	$(1,033,257)
Non taxable items	223,884	116,523
Impact of deferred income tax rates applied versus current statutory rate	-	119,067
Change in unrecognized assets	534,611	797,667
Total income taxes	$-	$-

b) The components of the Company's deferred income tax assets and liabilities are as follows:
	2013	2012
Finance lease obligations	$227,265	$-
Non-capital loss carryforwards	577,261	45,172
Equipment	(800,950)	(45,172)
Other	(3,576)	-
	$-	$-
c) Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect to the following items:
	2013	2012
Deductable temporary differences	$424,570	$24,644
Tax losses	2,419,085	2,237,985
	$2,843,655	$2,262,629

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

The Company has non-capital losses of approximately $11,500,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through to 2033.  The Company has taxable capital losses of approximately $1,060,000 which may be applied in future years against taxable capital gains. The ability to apply these losses has no expiration date.

17.	Basic and diluted loss per share (Restated (Note 23))

The calculation of basic and diluted loss per share for the year ended December 31, 2013 was based on the loss attributable to common shareholders of $3,033,981 (2012 - $4,133,026) and the weighted average number of common shares outstanding of 92,417,996 (2012 - 68,038,758).

Diluted loss per share did not include the effect of 44,038,663 share purchase warrants and finders warrants, 9,275,000 stock options, and   conversion of convertible debentures to 890,000 shares as they were anti-dilutive.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

18.	Related party transactions

Key management personnel compensation

	Years ended
	December 31, 2013	December 31, 2012
Short-term employee benefits - management	$192,000	$120,000
Stock based compensation - management	20,717	-
Stock based compensation - directors	406,217	-
Office rent	3,800	3,800
	$622,734	$123,800

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Related party balances

The following amounts due to related party are included in trade and other payables:

	December 31, 2013	December 31, 2012
Due to an officer of the Company	$3,048	$1,044
Due to a director of the Company	24,150	-
	$27,198	$1,044

      These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

19.	Management of capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or issue debt.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013.  The Company is not subject to externally imposed capital requirements.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

20.	Financial risk management

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level1	- quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2	- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, eitherdirectly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3	- inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash, trade and other receivables, loans receivable, trade and other payables, and loans and notes payable approximate their fair values due to their short terms to maturity.

The fair value of finance lease obligations are estimated to approximate their carrying values because the interest rates do not significantly differ from market interest rates (level 2).

The royalty obligation and the derivative liability are carried at fair value (level 3).

The fair value of the convertible debentures are estimated to approximate the current value.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash, trade and other receivables and loans receivable. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At December 31, 2013, the Company’s exposure to credit risk is minimal. There are no past due or impaired accounts receivable.  At December 31, 2013, 94% (2012 - 80%) of the Company's trade accounts receivable was due from 4 (2012 - 2) customers.

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

As at December 31, 2013, the Company had a cash balance of $8,845 (December 31, 2012 - $40,887) to settle current liabilities of $ 3,948,257 (December 31, 2012 - $1,396,866).

Historically, the Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Current liabilities are payable on demand, convertible debentures have a five year term and finance leases each have a three year term.

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

20.	Financial risk management (cont’d)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and  foreign exchange rates.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s loans and notes payable, convertible debentures and finance leases bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)	Foreign currency risk

The Company does not have any balances denominated in a foreign currency and believes it has no significant foreign currency risk.

21.	Commitments

a)      The Company has entered into an operating lease commitment exclusive of occupancy costs for premises as follows:

2014	$96,772
2015-2017	282,252
Total	$379,024

b)
During the year ended December 31, 2012, the Company became party to an agreement pay a royalty of 5% of gross sales realized utilizing the technology of the royalty holder, payable monthly. The agreement remains in force while the technology is being used.

The agreement is an executory contract and therefore all royalty payments under the contract are recognized as they become due.

22.	Supplemental disclosure with respect to cash flows

	Year ended
	December 31, 2013	December 31, 2012
Cash received for income taxes	$(1,292)	$-
Cash paid for interest	127,803	22,607
	$126,511	$22,607

During the year ended December 31, 2013 5,500,000 common shares were issued at $0.075 per share for $412,500 in total as consideration for the purchase of rental equipment. This transaction was excluded from the statement of cash flows.

During 2013, the Company acquired equipment of $2,367,199 through the assumption of finance leases.

Significant non-cash financing and investing transactions during the year ended December 31, 2012 were as follows:

The Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.08015 per share (Note 4).

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

23.	Restatements

The Company has restated the 2012 financial statements as follows:

•
Goodwill: Goodwill on the acquisition of Intercept Rentals has been restated to $Nil from $1,329,465.  Intercept Rentals new heating technology called "BIG HEAT", is a patent pending propane powered Frack Water Heating System that provides a safer and more efficient heating method than the methods used today by the oil & gas companies and their fracking operations. An assessment was made and any excess consideration over the net identifiable assets was concluded to be be the value of the "BIG HEAT" technology and therefore goodwill was restated to $Nil.

•
Technology asset, impairment of technology asset and royalty liability: Also as a result of this assessment a technology asset of $2,056,729 was recorded along with a royalty liability of $1,674,881 relating to the 10% contingent royalty payable to the former Intercept Rentals shareholders. This contingent consideration was not previously reported (Note 4).  Technology asset was fully impaired at December 31, 2012. As at December 31, 2012 the royalty liability was recalculated at $1,713,962 an increase of $39,081(Note 11) that has been included in the consolidated statement of net loss and comprehensive loss for 2012.

•
Liability on acquisition of Intercept Rentals: A liability of $289,400 erroneously recorded in the acquiree’s books as part of the Intercept Rentals acquisition has been reversed effective March 20, 2012.

•
Prepaids and deposits, trade and other liabilities and impairment of equipment: An amount of $149,600 previously reported as prepaid deposit was capitalized to equipment.  Also related to this equipment, trade and other payables were increased by $159,574 to correct for previously unrecorded obligations created on the acquisition of this equipment.  These two adjustments resulted in increase in equipment by $309,174.  At December 31, 2012 this equipment of $309,174 was impaired.

•
Share capital and contributed surplus: Throughout 2012 the Company completed  private placement financings of 23,583,765 units for gross proceeds of $1,704,939. Each unit consisted of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 18 to 24 months from the closing date at a price from $0.15 to $0.18.  Based on the relative fair value of each of the components, the sales of these units during the year has resulted in $708,316 of the net proceeds being allocated to contributed surplus in respect to the warrants.  As a result of this share capital has been reduced and contributed surplus has been increased by $708,316 to reflect the warrant portion of the value of these units that was not previously recorded (Note 13).

•
Accumulated other comprehensive income ("AOCI"): Accumulated other comprehensive income (AOCI) of $53,195 has been reclassified to contributed surplus in the opening 2012 balances. This amount was erroneously classified as AOCI when the Company exited the United States and the translation adjustment giving rise to the AOCI was realized.

The effect of the restatements on the consolidated statements of financial position as at December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31		December 31
	2012		2012
Prepaids and deposits	169,620	(149,600)	20,020
Goodwill	1,329,465	(1,329,465)	-
Trade and other payables	555,074	159,574	714,648
Loans and borrowings (current portion)	807,006	(289,460)	517,546
Royalty obligation	-	1,713,962	1,713,962
Share capital	10,659,919	(708,316)	9,951,603
Contributed surplus	4,146,934	708,316	4,855,250
Deficit	(13,012,738)	(3,009,947)	(16,022,685)
Accumulated other comprehensive income	53,195	(53,195)	-

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

23.	Restatements (cont’d)

The effect of the restatement on the consolidated statements of net loss and comprehensive loss for the year ended December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Impairment of technology asset	-	2,056,729	2,056,729
Impairment of equipment	-	309,174	309,174
Royalties	50,293	39,082	89,375

Net loss and comprehensive loss for the year	(1,728,041)	(2,404,985)	(4,133,026)

Basic and diluted loss per common share	(0.03)	(0.03)	(0.06)

The effect of the restatement on the consolidated statements of cash flows for the year ended December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Cash flows from operating activities
Net loss and comprehensive loss for the year	(1,728,041)	(2,404,985)	(4,133,026)
Prepaids and deposits	(23,712)	149,600	125,888
Trade and other payables	23,944	139,860	163,804
Impairment of technology asset	-	2,056,729	2,056,729
Impairment of equipment	-	309,174	309,174
Royalty liability	-	39,082	39,082
Cash flows from financing activities
Loans and borrowings (current portion)	648,547	(289,460)	359,087

24.	Segmented disclosure

The Company has one operating segment-oilfield services and at December 31, 2013 all of the Company’s activities and assets were in Canada. During the year ended December 31, 2013 92% (2012 - 74%) ) of sales were to 5 (2012 - 3) customers.

25.	Subsequent events

On April 29, 2014 the Company entered into a loan agreement with an arm’s length third party lender. Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $608,000 had been advanced as at December 31, 2013 and is included in loans and borrowings, and $328,500 was advanced subsequent to the year end.  The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the whole or any portion of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares  at a deemed price of $0.05 per share, subject to final approval of the TSX Venture Exchange. The Bonus Shares will be subject to a hold period that expires on August 30, 2014.

On February 28, 2014, the Company entered into a lease arrangement to lease a truck and heating unit for 50% of the operating income of the unit. The term of the arrangement is indefinite.  The entity which owns this truck is controlled by a person who was appointed Director of the Company subsequent to the year end.

On January 1, 2014 the company completed a vertical short-form amalgamation pursuant to the Business Corporations Act (Alberta) with its wholly owned operating subsidiary 1503826 Alberta Ltd. operating as Intercept Rentals.

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

Intercept Energy Services Inc. (formerly Global Green Matrix Corp.)
By:
Date		Name and Signature	Title

May 15, 2014		/s/Randy Hayward
		Randy Hayward	President