Form 20-F/A
period 2013-12-31
Intercept Energy Services Inc.
filed 2014-06-12
CIK 1319149

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

AMENDED FORM 20-F

This amended Form 20-F is being filed to correct certain information and disclosures in the Company’s initial Form 20-F filed on May 14, 2014.  The amendments in this 20-F pertain to the following:

•	In Item 3A, various amounts in the four-year table of financial information have been corrected.
•	In Item 3D, the Company has provided additional information on Liquidity Risk.
•	In Item 4B, the Company has added additional information on market drivers and characteristics.
•	In Item 4C, the Company has provided additional information on the acquisition of Intercept Rentals.
•
In Item 5A, the Company has corrected various amounts in the table of financial information for the years ended December 31, 2013 and 2012 and has included the year ended December 31, 2011.  The Company has also augmented disclosure and discussion of 2013 Highlights and Future Plans and Outlook.

•	In Item 5D, the Company has provided additional information on the industry.
•	In Item 5F, the Company has provided additional information on financial commitments and obligations as well as the impact of critical accounting estimates.
•	In Item 6A, the Company has corrected information on current and former directors.
•	In Item 6B, the Company has corrected executive compensation information.
•	In Item 11, the Company has referenced the required information as found in the audited consolidated financial statements.
•	In Item 15, the Company has added a statement as to whether or not internal control over financial reporting is effective.
•	In Item 16C, the Company has updated for estimated audit fees in connection with the 2013 fiscal year.
•	In Item 16B, the Company has provided its Code of Ethics.
•	In Item 16F, the Company has included required disclosures regarding the change in its Certifying Accountant.
•	In Item 16G, the Company has provided additional information on its Corporate Governance policies.
•	In Item 18, a typographical error in the dating of the Grant Thornton LLP report of the independent registered public accounting firm has been corrected.
•
In Item 18, the Company has added the audited results of operations for the year ended December 31, 2011.  The report of K.R. Margetson Ltd., Chartered Accountants, has been amended to note that the 2011 period has been audited.

•	In Exhibits 12.1, 12.2, 13.1 and 13.2, typographical errors relating to the dating and the signatory have been corrected.
•	Exhibit 13.3 has been added.
•	Exhibit 13.4 has been added.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data presented below is derived from our financial statements for the fiscal years ended December 31, 2013, 2012 and 2011 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and examined by our independent auditors. The information for fiscal years ended December 31, 2013, 2012 and 2011 set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.  The information for fiscal year 2010 was derived from our audited financial statements that are not included in this annual report.  The Company’s 2009 financial information has not been provided as it has not been prepared in accordance with IFRS and the Company could not do so without unreasonable effort or expense.  All amounts are shown in Canadian dollars, unless otherwise specified.

	Years Ended December 31
	2013		2012	2011	2010
Total Revenues	2,103,514		$518,733	$-	$-
Total Expenses	5,150,17	5	$1,757,589	$541,446	$422,240
Other Items	12,680		$(2,894,170)	$11,409	$200,104
Net Income (Loss) available to Common Shareholders	(3,033,981))		$(4,133,026)	$(552,855)	$(622,344)
Net Income (Loss) per share	(0.03)		$(0.06)	$(0.02)	$(0.05)
Diluted Net Income (Loss) per share	(0.03)		$(0.06)	$(0.02)	$(0.05)
Dividends Declared per share	-		$-	$-	$-
Total Assets	4,779,477		$1,761,801	$1,118,873	$35,861
Total Liabilities	(6,414,202)		$(2,967,633)	$(286,997)	$(313,447)
Net Assets	(1,634,725)		$(1,205,832)	$831,876	$(277,586)

Additional Paid in Capital	5,646,571		$4,855,250	$4,075,087	$4,075,087
Accumulated Comprehensive Income	-		$-	$53,195	$53,195
Common Shares Capital	11,117,213		$9,293,446	$7,501,691	$6,325,974
Shares To Be Issued	-		$10,000	$486,600	$-
Accumulated Deficit	(18,398,509)		$(15,364,528)	$(11,284,697)	$(10,731,842)
Total Shareholders’ Equity (Deficit)	(1,634,725)		$(1,205,832)	$831,876	$(277,586)
Common Shares outstanding (1)	109,289,794		80,966,462	45,382,697	21,243,055
Weighted Average – Diluted Shares	92,417,996		68,038,758	23,574,760	13,058,736
Share Purchase Warrants (2)	44,038,663		40,388,663	15,398,333	15,398,333

1)	110,185,794 at April 30, 2014
2)	44,038,663 at April 30, 2014

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

In November, 2008, the Company signed a License Agreement with Energy Quest Inc. Under the terms of that agreement, the Company had the exclusive rights to commercialize and/or manufacture, market and distribute Energy Quest’s Gasification Technologies in the People’s Republic of China. The Company determined, however, that it was not in its best interests to pursue that business.

Management continued to investigate and search for opportunities in the industrial business sector and on February 25, 2010, changed its name to Global Green Matrix Corp. It also consolidated its shares on the basis of one new post consolidation share for every fifteen pre consolidation common shares. On July 13, 2010 the Company closed on a private placement for $923,900 and focused its efforts on pursuing a unique and proprietary technology called the “ReCyclone Power Master”. It entered into an agreement with Inergy Plus Technologies Ltd. for license for the exclusive rights to market its technology for Canada. The Power Master was designed to process municipal solid waste and create a Refuse Derived fuel, thereby allowing cities to reduce their waste to landfills by as much as 90%.

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

The market that the Company services is in the area called the Western Sedimentary Basin, located in Western Canada. Intercept Energy operates from a location in Central Alberta and services various oil and gas companies and their drilling activity in Alberta. Total revenue from the rental of the Power Tongs and frac water heating units as at the year ending was $2.1 million.

Marketing channels include general advertising in trade and local publications, but primarily with direct sales contact with existing  and prospective clients. Data based marketing  is also used whereby the Company subscribes to industry publications and builds a data base that focuses on all companies that are in the business of oil and gas and fraccing operations.

The manufacturer of the technology used in the heating units owned by Intercept has 3 patents pending on the technology. The Company has an exclusive license to use and exploit the technology in Canada. There is no requirement to purchase additional units as the Company by purchasing its first 4 units complied with any and all conditions of the Licensing Agreement.

The Company uses propane as a fuel source for its heating units, and all propane tanks that are installed on its truck or trailer units must comply with Transport Canada's regulations. The company installing the tanks must be certified and approved by Transport Canada.

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

The acquisition of Intercept Rentals was considered strategically important as the Company intended to expand into the oil and gas industry specifically focusing on the expanding fracking operations.  Intercept Rentals new heating technology called "BIG HEAT", is a patent pending propane powered Frac Water Heating System that provides a safer and more efficient heating methods used today by the oil & gas companies and their fracking operations.  This acquisition will allow the Company to participate in the growing fracking industry and also leverage the patent pending technology.  All of the Company’s operations are conducted through its Intercept Rentals subsidiary.

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

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and Operating and Financial Review and Prospects (OFRP), is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management on a quarterly basis to review the financial statements including the OFRP and to discuss other financial, operating and internal control matters.

The Company’s acquisition of Intercept Rentals and its licensed technology for heating water used be oil and gas companies in hydraulic fracturing in the main focus of the Company going forward. The technology used in our trailer – mounted water heating unit and our 4 truck units is very efficient and has a significantly lower operating cost than our competitors currently in the market.

The financial information in this report is not necessarily indicative of our future operating results or financial condition.

A. Operating Results

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 and Year Ended December 31, 2011

This review of the results of operations should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013:

	Years Ended December 31
	2013	2012	2011
Total Revenues	$2,103,514	$518,733	$-
Total Expenses	$5,150,175	$1,757,589	$541,446
Other Items	$12,680	$(2,894,170)	$11,409
Net Income (Loss) available to Common Shareholders	$(3,033,981)	$(4,133,026)	$(552,855)
Net Income (Loss) per share	$(0.03)	$(0.060)	$(0.02)
Diluted Net Income (Loss) per share	$(0.03)	$(0.060)	$(0.02)
Dividends Declared per share	$-	$-	$-
Total Assets	$4,779,477	$1,761,801	$1,118,873

Total Liabilities	$(6,414,202)	$(2,967,633)	$(286,997)
Net Assets	$(1,634,725)	$(1,205,832)	$831,876

Additional Paid in Capital	$11,117,213	$4,855,250	$4,075,087
Common Shares Capital	$5,646,571	$9,293,446	$53,195
Shares To Be Issued	$-	$10,000	$7,501,691
Accumulated Deficit	$(18,398,509)	$(15,364,528)	$486,600
Total Shareholders’ Equity (Deficit)	$(1,634,725)	$(1,205,832)	$(11,284,697)
Common Shares outstanding (1)	109,289,794	80,966,462	$831,876
Weighted Average – Diluted Shares	92,417,996	68,038,758	45,382,697
Share Purchase Warrants (2)	44,038,663	40,388,663	23,574,760

1)	109,2897,874 at April 30, 2014
2)	44,038,663 at April 30, 2014

2013 was a successful year for Intercept as it was able to secure over $3.8 million of new funding and invested in approximately $3.0 million in new equipment. The Company acquired all the assets of "Intercept Rentals" in March 2012.  Majority of the revenue which was over $0.4 million of the total $0.5 million revenue for 2012 related to revenue from acquisition of "Intercept Rentals". The Company did not have any revenue during 2011.

In the fourth quarter of fiscal 2013 the Company had 4 units in operation and as a result, revenue for the fourth quarter was higher at $0.7 million compared to $0.3 million for the same quarter in fiscal 2012; an increase of 133 percent. Revenue for the year was $2.1 million compared to $0.5 million for the previous year, an increase of 320 percent.  The revenue for the current year was higher as the Company started the year with 2 units whereas the previous year we started with only one. Furthermore the Company had shown some revenue during July and August for the current year and none during the previous year.

Intercept acquired an additional 2 units in early November for a total of 4 units in operation. Intercept had also acquired new contracts and had significant work scheduled in the Fort St John area and although our revenue for the Q 4 was greater than the previous year equipment failures prevented even higher revenues.

Net loss before other items for the current year was $3.0 million compared to $1.2 million for the previous year.  Current year net loss before other items included $1.1 million of royalty expenses compared to only $0.01 million for the same year last year.

Expenses before other items:

Following is the summary of expenses:	Q4 2013	Q4 2012 (1)	Q4 2011	2013	2012	(1)	2011
Consulting fees	(147,338)	27,409	84,660	312,659	148,668		158,286
Equipment maintenance and rental	45,806	(5,243)	-	129,642	48,821		-
Fuel and sundry direct operation costs	215,793	78,077	-	508,157	78,077		-
Management fees	30,000	30,000	37,500	167,000	120,000		150,000
Occupancy costs	135,267	4,860	10,163	26,856	28,939		19.376
Office and sundry	75,013	(17,080)	3,822	220,654	102,388		14,855
Professional fees	38,305	59,520	46,866	115,192	183,753		76,554
Royalties	902,121	89,375	-	1,109,285	89,375		-
Salaries and wages	257,898	162,768	-	822,671	463,618		-
Transfer agent and filing fees	5,900	11,574	21,107	55,720	49,043		32,737
Travel, marketing and conferences	231,825	164,279	4,120	434,755	273,224		16,399
Write off of loans receivable	133,963	-	-	133,963	-		-
Waste removal	-	-	62,625	-	-		62,625
Depreciation	30,103	77,321	11,270	366,283	167,957		11,270
Share based Compensation	381,859	3,726	-	747,338	3,726		-
Total expenses before other items	2,336,515	686,586	282,133	5,150,175	1,757,589		542,102

(1)2012 financial numbers are restated (please refer to Note 23 of the consolidated financial statements)

Total expenses before other items for the three and twelve months ended December 31, 2013 were higher over the same periods in 2012 and 2011 mainly due to increase in equipment rental operations during the current year.  Further royalty, consulting fees and salaries and wages expenses were substantially higher in the current periods compared to the previous periods due to an increase in overall business activities.  Royalty expenses in the current period includes changes in the present value of the Company’s royalty liability that is accrued based on projected future royalty payments. The royalty obligation is measured in the statement of financial position at the fair value of the expenditures expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Future Plans and Outlook

The Company has completed necessary Master Service Agreements and is ready to work for large, full service providers.  The Company is also planning to complete the Tribal Employment Rights Ordinance ("TERO")  process which qualifies the Company to operate on native lands where a significant amount of work could occur.  The Company is planning to operate 2 to 4 trucks in the US by the end of 2014.

Demand for the Company’s services is dependent on oil and gas production in areas where it has facilities.  Uncertainty in oil, gas and natural gas liquids pricing may influence capital spending decisions relating to production and ultimately demand for the Company’s services.  Demand for the Company’s services is also affected by seasonal variations in the Western Canadian Sedimentary Basin.

Operating costs of the Company vary depending on a number of factors that have been identified under seasonal factors and risks.  In 2013 Intercept started the year with the cost of propane at a relatively low cost of 0.32 a liter, but as the year progressed, the cost of propane used to fuel the Company’s heating units, increased significantly.  This raised the operating costs of Intercept’s subsidiary company from 32% of revenue to approximately 60%, thereby reducing the profit margins considerably.

For most of the year 2013, the Company had only two heating units, one truck mounted unit and one trailer unit operating from central Alberta.  In early November, Intercept took delivery of two “new” truck units.  Intercept had a number of clients that were conducting drilling activity in the Fort St. John area, about 10 hours away by vehicle from the Company’s base of operation.

In November and December the weather in the Fort St John area and parts of Alberta turned extremely cold, and expectedly the two new heating units did not operate up to specifications.  Some jobs were compromised, and as a result revenue was reduced by an amount estimated at $l.0 to $1.5 million.  Unusual and one-time expenses were incurred in adding heating apparatus’s to the trucks and enclosing the electrical components.

Additional items related to costs are  the price of oil and a high level of oil and gas exploration in western Canada, and the cost of labour with the level of experience required by the Company.  Management expects the cost of drivers and workers will continue to be a significant factor relating to revenue, both in Canada and the United States.

The Company presently has two full time sales people who have 35 years of experience between them in the oil industry.  Much of the Company’s revenue is derived from relationship-based selling.  It is dependent upon contracts and the relationship between existing and new clients and sales staff.  Management thinks the compensation and incentives received by its sales personnel exceeds the industry average, and the current clients will stay with the Company over the long term.

The impact of currency fluctuation, inflation, along with governmental, economic, fiscal, monetary and political factors is not perceived to be material with respect to the Company’s operations and future investments by shareholders.  Intercept anticipates these issues will not have a material impact in the foreseeable future.

The cost of propane has since dropped somewhat.  Therefore entering 2014, the Company is operating a total of six units and expects revenue to substantially increase, while operating costs to lessen.

Any adverse changes in the global economy/markets may impact the oil prices and hence the oil field industry in the region. This may impact the ability of the Company to raise capital to support its future growth plans and working capital needs.

This review of the results of operations should be read in conjunction with the condensed interim consolidated financial statements for the year ended December 31, 2013.

Non-IFRS measures and operational definitions

Certain supplementary measures in this OFRP do not have any standardized meaning as prescribed under IFRS and, therefore, are considered non-IFRS measures. These measures are described and presented in order to provide information  regarding the Company’s financial results, liquidity  and  its ability to generate funds to finance its operations. These measures are identified and presented, where appropriate, together with reconciliations to the equivalent IFRS measure. However, they should not be used as an alternative to IFRS measures because they may not be consistent with calculations of other companies. These non-IFRS measures, and certain operational definitions used by the Company, are further explained below.

EBITDA

EBITDA refers to net income before finance cost, taxes, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA before costs associated with non-recurring business acquisition costs and share based compensation.  These measures do not have a standardized definition prescribed by IFRS and therefore may not be comparable to similar captioned terms presented by other users.

Management believes that EBITDA and adjusted EBITDA are key indicators for the results generated by the Company’s core business activities as well as they eliminate non-recurring items and the impact of finance and tax structure variables that exist between entities.

Results of Operations ($)

	Three months ended December 31			Year Ended December 31
	2013	2012 (1)	2011	2013	2012 (1)	2011
Net Loss and Comprehensive Loss for the Period	(1,474,599)	(3,058,053)	(286,031)	(3,033,981)	(4,133,026)	(552,855)
Add back:
Finance Costs	83,953	13,736	4,132	136,018	41,017	11,653
Depreciation	30,103	77,321	11,270	366,283	167,957	11,270
Impairment of technology asset	-	2,056,729	-	-	2,056,729	-
Impairment of licenses	-	493,808	-	-	493,808	-
Impairment of equipment	-	309,174	-	-	309,174	-
Amortization of Intangibles	-	-	-	-	-	-
Income Taxes	-	-	-	-	-	-
EBITDA	(1,360,543)	(107,285)	(270,629)	(2,531,680)	(1,064,341)	(541,202)
Add back:
Stock-based Compensation	381,859	3,726	-	747,338	3,726	-
Gain on extinguishment of debt	(161,500)	-	-	(161,500)	-	-
Adjusted EBITDA	(1,140,184)	(103,559)	(270,629)	(1,945,842)	(1,060,615)	(541,202)

(1) 2012 financial numbers are restated (please refer to Note 23 of the consolidated financial statements)

Adjusted EBITDA was lower for the three and twelve months ending December 31, 2013 over the same periods for 2012 and 2011 mainly due to increase in royalty expense which was $902,121 for the fourth quarter and $1,109,285 for the year ended December 31, 2013.

B. Liquidity and Capital Resources

As at December 31, 2013, the Company had a cash balance of $8,845 (December 31, 2012 - $40,887) to settle current liabilities of $ 3,948,257 (December 31, 2012 - $1,396,866).  Share issues, borrowings and finance leases- financing activities totaling $3.8 million have funded the 3.0 million of capital expenditures, primarily for acquisition of rental equipment for the year and subsequent to the year end the Company closed on the following transactions

•
On April 29, 2014, the Company entered into a loan agreement with an arm’s length third party lender.  Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $686,500 had already been advanced to Intercept. The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares at a deemed price of $0.05 per share, subject to final approval of the TSX Venture Exchange. The Bonus Shares will be subject to a hold period that expires on August 30, 2014.

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

3)
On March 20, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd. carrying on the business as “Intercept Rentals” from arm’s length third parties pursuant to a share purchase agreement. The purchase price included a technology asset valued at $2,714,886 related to “BIG HEAT” technology.  As at December 31, 2012 the Company tested the carrying value of the technology asset and as the carrying value of this technology asset was higher than the recoverable value, the Company decided to write off the carrying value of $2,714,886 to $nil.

D. Trend Information

2013 was a successful year for Intercept as it was able to secure over $3.8 million of new funding and invested in approximately $3.4 million in new equipment.

The oilfield services sector is highly competitive. Intercept must provide services that meet the needs of customers at competitive prices. The principal competitive factors are service quality, equipment availability and location, price, reliability, equipment performance, technical knowledge, experience and reputation for safety. Intercept competes with companies that are smaller and larger than it is. Competitors offer similar services in the same geographic regions that Intercept operates.

The oilfield services business is directly affected by fluctuations in the level of oil and natural gas exploration, development and production activities carried on by its customers, which in turn is dictated by numerous factors, including world energy prices and government policies. Additionally, the business risks also include but are not limited to: seasonality, with typically lower second quarter and higher first, third and fourth quarter activity; availability of skilled workers; ability to retain key customers; and the environmental and safety risks inherent in the business. The demand, pricing and terms for oilfield services largely depend upon the level of industry activity for Canadian oil and natural gas exploration and development. Industry conditions are influenced by numerous factors that Intercept has no control over, including but not limited to: oil and natural gas prices; expectations about future oil and natural gas prices; the cost of exploring for, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline and other oil and natural gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and natural gas companies to raise equity capital or debt financing.

The oil and gas services sector is highly reliant on the level of capital expenditures made by oil and gas companies who base their capital expenditures on several factors, including but not limited to oil and gas prices, production levels and access to capital. In recent years, commodity prices, and therefore, the level of drilling, production and exploration activity have been volatile. Any prolonged, substantial reduction in commodity prices will likely affect the activity levels of the oil and gas companies and the demand for Intercept’s services. A significant, prolonged decline in commodity prices could have a material adverse effect on the oilfield services sector, results of operations and financial condition of Intercept. The price of fuel, equipment and other input costs, insurance costs, interest rates, fluctuations in customers’ business cycles and international, national and regional economic conditions are factors over which Intercept has little or no control. A prolonged decline in commodity prices and field activity or significant increases in fuel prices, equipment prices, other input prices, interest rates or insurance costs, could reduce profitability and could adversely affect Intercept’s cash flow.  Intercept cannot predict the impact of future economic conditions and there is no assurance that the operations of Intercept will continue to be profitable.

Seasonal Factors

In Canada, the level of activity in the oilfield services sector is influenced by seasonal weather patterns. On a quarterly basis, activity varies greatly. The Canadian annual cycle can generally be viewed in four components:

•
Mid-November through mid-March – winter drilling season; this is the period when the majority of industry activity takes place as exploration and production (“E&P”) companies take advantage of the frozen landscape to access northern winter locations. This is typically the busiest season for completions and workovers.

•
Mid-March through mid-May – spring break-up; the locations typically thaw and become impractical for travel due to wet road conditions. Work can continue where equipment is already on location. Completion and workover activity is generally low with companies planning for the summer programs.

•	Mid-May through mid-October – summer and fall drilling season; generally focused on non-northern areas that are accessible in the summer. Completion and workover activity generally increases.

•
Mid-October through mid-November – pre-winter drilling season; many companies move off summer drilling locations and prepare winter drilling leases for delivery of equipment. Completion and workover activity generally increases further.

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It is likely that the market price for the Shares will be subject to market trends generally, notwithstanding the financial and operational performance of Intercept.

E. Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

a)	The Company has entered into an operating lease commitment exclusive of occupancy costs for premises as follows:

2014	$96,772
2015-2017	$282,252
Total	$379,024

b)	Loans and Borrowings

	December 31, 2013	December 31, 2012
		Restated (Note 23)
Automotive loan payable	$7,715	$18,003
Loans payable	-	754
Notes payable	643,951	353,506
Convertible debentures payable	313,039	153,000
	964,705	525,263
Less: current portion	(651,666)	(517,546)
	$313,039	$7,717

The automotive loan payable is repayable in monthly instalments of $857, non-interest bearing, maturing September 10, 2014, secured by the related automotive equipment having a net book value of $15,250 (2012-$24,223).

The loans payable are unsecured, non-interest bearing and have no fixed terms of repayment.

The following table summarizes the accounting for Convertible Debentures:

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

During the year ended December 31, 2013, the Company completed first and second tranche of a private placement for the sale of convertible debentures for gross proceeds of $445,000. The proceeds were used to pay for half of a heating unit. The debenture bears interest at a rate of 12 % per annum, payable semi-annually from the closing date and also contains an override royalty of 2 % per annum on the gross profits earned by up to 5 Big Heat units, payable semi-annually from the closing date. The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000. These debentures are secured by equipment with a net book value of $445,000 and are subordinated to the finance leases.

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

c) Finance lease obligations

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Board of Directors is currently comprised of six (6) directors.

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

Mervyn Pidherney, Director (Was appointed as a Director on April 22, 2014)
 Mr. Pidherney is an established independent contractor with over 45 years of industry experience beginning in 1964 when he launched his Company providing services for projects such as the Husky Ram River gas plant. In 2011 he was awarded the contract for the design and construction of 88 Kilometers of fusible potable water pipes from Athabasca to Wandering River and received the 2013 Prairies Entrepreneur of the Year for the Energy Services Sector.

Mr Pidherney is the founder, President and CEO of Pidherney’s Inc. (Formerly Pidherney’s Trucking Ltd.) one of the largest and most experienced lease builders in the oil and gas industry for Western Canada.

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

Greg Pendura, Director (Ceased being a director on March 18, 2014)

Greg Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies.

Mr. Pendura spent 12 years in the public sector with Resin Systems Inc.  An original founder of the company he retired in 2007 as President, CEO and Chairman of the Board. During his tenure with Resin Systems Inc., he was instrumental in the company achieving a market capitalization of over $200 million.

B. Executive Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2013:

Summary Compensation Table
Name and Principal Position	Period Ended December 31	Salary (C$)	Bonus (C$)	Stock Awards (C$)		Option Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	All Other Compensation (C$)		Total (C$)
Randy Hayward, Director and Chief Executive Officer	2013	168,000	-	-		156,237	-	-		324,237
William Cromb, Chief Financial Officer(1)	2013	24,000	-		-	20,171	-		-	44,171
Greg Pendura Former Chief Financial Officer (2)	2013	-	-	-		68,302	-	-		68,302

(1)	Mr. Cromb was appointed as the CFO on July 1, 2013

(2)	Mr. Pendura resigned as the CFO on July 1, 2013 and as a Director on March 18, 2014

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

C. Board Practices

National Policy 58-201 Corporate Governance Guidelines (the “National Policy”) recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  The Board of Directors is currently comprised of six (6) directors.  Pursuant to the Terms of Reference, the Board is responsible for assessing director independence.  The Board of Directors has assessed the independence of each director in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices and MI 52-110.  Following this assessment, the Board concluded that five of the directors, being Messrs. Oravec, Anderson, Rainford-Towning, Pidherney (appointed April 22, 2014) and Jones are independent.  Mr. Hayward is not considered independent by virtue of his executive positions with the Corporation. Mr. Greg Pendura Resigned as a director of the Company on March 18, 2014.

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

D. Employees

The Corporation has 10 employees including those personnel who operate trucks and heating units as well as management overseeing the operations.

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

The Board of Directors is currently comprised of six individuals of which one is a named executive officer. Mr Randy Hayward is a Director as well as the CEO and President of the Company and beneficially holds 678,314 shares.

The Directors of the Company hold an aggregate number of 4,800,000 options at an option price of 10 cents per share.

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

Year Ended	High	Low
1-Dec-08	$2.10	$0.15
31-Dec-09	$0.90	$0.15
31-Dec-10	$0.30	$0.06
31-Dec-11	$0.19	$0.02
31-Dec-12	$0.04	$0.04
31-Dec-13	$0.12	$0.04

Quarter Ended	High	Low
31-Mar-11	$0.10	$0.06
30-Jun-11	$0.085	$0.06
30-Sep-11	$0.065	$0.03
31-Dec-11	$0.19	$0.02
31-Mar-12	$0.13	$0.13
30-Jun-12	$0.10	$0.10
30-Sep-12	$0.05	$0.05
31-Dec-12	$0.04	$0.04
31-Mar-13	$0.09	$0.04
30-Jun-13	$0.12	$0.07
30-Sep-13	$0.12	$0.08
31-Dec-13	$0.11	$0.06

Month Ended	High	Low
31-Dec-12	$0.04	$0.04
31-Jan-13	$0.05	$0.05
28-Feb-13	$0.08	$0.08
31-Mar-13	$0.07	$0.07
30-Apr-13	$0.10	$0.09
31-May-13	$0.10	$0.07
31-June -13	$0.10	$0.07
30-July – 13	$0.10	$0.08
31-Aug-13	$0.10	$0.09
30-Sept -13	$0.12	$0.09
31-Oct -13	$0.11	$0.09
30-Nov -13	$0.10	$0.08
31-Dec-13	$0.09	$0.06

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

Other documents concerning the Company, which are referred to in this report, or which are otherwise deemed to be public information, may be inspected during normal business hours at the administrative office of the Company located at 943 Canso Drive, Gabriola, British Columbia, Canada V0R 1X2. Requests for documents from the Company may be made at 250-247-8689 or by e-mail to info@interceptenergy.ca

I. Subsidiary Information

The Company’s only active subsidiary is 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, of which the Company owns 100%. That company, incorporated in the province of Alberta, Canada, was acquired in March, 2012.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Refer to Note 19 and 20 of year ended December 31, 2013 Audited Consolidated Financial Statements

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On May 8, 2014 the executive Director of the British Columbia Securitas Commission (BCSC) ordered under section 162(1) of the Securitas Act R.S.B.C. 1966, that all trading in the securities of the Intercept Energy Services cease until it had complied with regulations regarding the filing of its Audited Annual Financial reports. The Company on May 15, 2014, filed all outstanding reports and received a revocation order from the BCSC on May 16, 2014 to permit trading.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Disclosure Controls and Procedures
Under the supervision and with the participation of management, including our Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (DC&P), as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013.  Under SEC rules DC&P are defined as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based on our evaluation, we concluded as of December 31, 2013 that our DC&P were not effective.

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

Based on this assessment, management has concluded that the material weaknesses described below existed within the financial close and reporting process, and within the overall control environment of the Company, and as a result ICFR was not effective as at December 31, 2013.

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

Control Environment
One key aspect of a strong control environment is an ongoing commitment by management to ensure that staff resources have the requisite skill sets and capacity to complete their assigned duties in an effective and timely manner.  Such competencies support the effective design of controls within the overall internal control framework.  The overall design of ICFR was impacted as a result of a lack of financial reporting skill sets deployed by the Company.  As a result, the strength of process level internal controls in place during the year were not adequate to identify material misstatements.

Management is working to deploy additional staff resources with appropriate financial reporting skill sets to address these weaknesses

Management’s report on ICFR was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that the three members comprising the Audit Committee, Messrs. Oravec, Anderson and Jones, qualify as audit committee financial experts, based on the criteria provided in the instructions for Item 16 A of Form 20-F.

ITEM 16B. Code of Ethics

This Code of Business Conduct and Ethics (the “Code”) was adopted by the Board of Directors (the “Board”) and sets forth the basic principles to guide all Employees. We intend that the Company’s business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs vary by country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about how to handle these situations, you should consult with your supervisor to resolve any conflicts.

Please read this Code carefully. Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen

General

Although the various matters dealt with in this policy do not cover the full spectrum of Employee activities, they are indicative of the Company’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behaviour expected from Employees in all circumstances.  Breaches of this policy are grounds for summary dismissal for just cause without notice or payment in lieu of notice.

To ensure a proper understanding of the Policy, any questions as to its application to the area of responsibility and jurisdiction of the Employee will be explained fully by his or her superior.

Expectations Of Key Company Officers

All Executive Officers of the Company will:

(i)	Act with honesty and integrity, handle actual or apparent conflicts of interest in personal and professional relationships in accordance with this Code.

(ii)
Produce full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, any Securities Regulatory Bodies and in other public communications made by the Company.

(iii)	Comply with applicable rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

(iv)	Promptly report known or suspected violations of this Code in accordance with this Code.

(v)	Be accountable for adhering to this Code.

Compliance With Laws, Rules And Regulations
Compliance with the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All Employees must respect and obey the laws of the cities, provinces, states and countries in which we operate and the rules and regulations of any stock exchanges upon which the Company’s securities are traded, and avoid even the appearance of impropriety. Not all Employees are expected to know the details of these laws, but it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Company may hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

Conflicts Of Interest
Employees must avoid all situations in which their personal interests conflict or might conflict with their duties to the Company or with the economic interests of the Company.

A conflict of interest arises when an individual’s personal economic activity conflicts with the best interests of the Company or when it adversely influences the proper discharge of his obligations, duties, and responsibilities to the Company and its shareholders.

Employees are required to disclose to the Board of Directors in writing, or as may be otherwise authorized, all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment.

Every Employee or consultant of the Company who is charged with executive, managerial or supervisory responsibility is required to see that actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Company.

No Employee shall accept any appointment to membership on the board of directors, standing committee, or similar body of any outside company, organization or governmental agency (other than industry, professional, social, charitable, educational, religious, or legal political organizations) without prior approval of the President whether or not a possible conflict of interest might result from the acceptance of any such appointment; provided, however, that all Employees shall at all times have and enjoy all rights accorded to them by the Canadian Bill of Rights and any similar governmental legislation existing in the area in which the Employees respectively reside.

Political Activities

The direct or indirect use of Company funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires the approval of the Board of Directors or a committee authorized by the Board.

Contributions include money or anything having value, such as loans, services, excessive entertainment, trips and the use of Company facilities or assets.  Further, no Employee is to be reimbursed for any contributions which he or she might make.

Corrupt Practices
All dealings between Employees of the Company and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or the Company or its affiliates.

The Company will make no illegal payments of any kind, directly or indirectly, from corporate funds or assets. Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Any participation, whether directly or indirectly, in any bribes, kickbacks, indirect contributions or similar payments is expressly forbidden, whether or not they might further the business interests of the Company.

Gifts And Gratuities
Employees shall not use their employment status to obtain personal gain from those doing or seeking to do business with the Company.

Employees will not accept gratuities or favours of any sort having more than a nominal and limited value and in accordance with the test set forth below.  Employees should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special valuable privileges, or loans from any person (except from persons in the business of lending and then on conventional terms) or from any organization or group that does, or is seeking to do, business with the Company or any of its affiliates, or from a competitor of the Company or any of its affiliates.

It is the Company’s policy to deal fairly and lawfully with all customers, suppliers and independent contractors purchasing or furnishing goods or services. In awarding contracts, the Company will consider factors such as the need for the services, total cost, quality and reliability and perform a cost benefit analysis.

Employees shall not furnish, directly or indirectly, on behalf of the Company, expensive gifts or provide excessive entertainment or benefits to other persons.

Public Disclosure
Reports and documents that the Company files with any Canadian securities commission, stock exchange or other regulatory authority, or releases to the public shall contain full, fair, accurate, timely and understandable information.  The appointed Company Disclosure Officer, as identified in the Company Disclosure Policy, is the only individual authorized to communicate with analysts, the news media and investors about information concerning our Company.

Employees shall refer individuals asking questions concerning the company to the Disclosure Officer.

Confidentiality
In carrying out the Company’s business, Employees may learn confidential or proprietary information about the Company, its properties, business plans and strategies, prospective properties or third parties. Employees and members of the Board are expected to maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated.

Confidential or proprietary information includes, among other things, any non-public information concerning the Company, including its businesses, financial performance, results or prospects, reports, papers, devices, processes, plans, maps, methods, apparatus or trade secrets and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed.

Insider Trading
To use non-public or Confidential information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is unethical and illegal.

Employees shall not use for their own financial gain or disclose for the use of others, inside information, obtained as a result of their employment with the Company.

Protection And Proper Use Of Company Assets

General Assets
Company assets, such as funds, products, vehicles or computers, may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.  Those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition.

All Employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability.

Proprietary Information
The obligation to protect Company assets also includes proprietary information.  Proprietary information includes any information, in written or electronic forms, that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information include intellectual property, such as business, exploration and marketing plans, exploration results, geological databases, records, salary information and any unpublished financial data or reports. Unauthorized use or distribution of this information is a violation of Company policy. It may also be illegal and may result in civil and criminal penalties. The obligation to preserve proprietary information continues even after you leave the Company.

Information systems
We conduct our business through computer and information systems such as voice mail, e-mail, the Internet and fax. All Consultants and employees must make every effort to protect these systems and the data associated with them. Including maintaining confidentiality by using passwords and communications methods that are properly secured.

Physical property
Physical property includes mining equipment, offices and office equipment such as computer and information systems, it may also include property of third parties we deal with.

HEALTH AND SAFETY

The Company strives to provide each Employee with a safe and healthy work environment. All Employees have a responsibility for maintaining a safe and healthy workplace for all Employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

As part of this commitment, we provide an environment that:

a.           Develops, maintains and promotes safe and productive work practices in all aspects of our business
b.           Is a safe and healthy place to work
c.           Provides an environment of respect, dignity and trust
d.           Respects the communities we operate in
e.           Complies with all occupational health and safety laws and regulations governing its activities.

We firmly believe that the health and safety of our Employees and a working environment of respect, dignity and trust are critical to the success of our business. All Employees have the shared responsibility to promote these things.

SUBSTANCE ABUSE
Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The Company will not tolerate the use of illegal drugs in the workplace, on the Company’s property, on the job or which affects job performance.  Contravention of this policy is grounds for immediate dismissal for cause.

Discrimination and Harassment

General
We all have the right to have our dignity honoured and our rights protected, and we have an obligation to treat others the same way, both at work and when not working.  The Company is committed to establishing and maintaining a work environment where every Employee (full-time, part-time or casual) and customer is treated with respect, dignity and trust.  We value the diversity of our Employees and are committed to providing equal opportunity in all aspects of employment.

Discrimination
We don’t tolerate discrimination against any individual or group in the workplace or in any aspect of your employment relationship with us. This includes discrimination based on race, gender, religion, national origin, marital or family status, sexual orientation, age, physical limitation or any other personal characteristics protected by law.

Harassment and bullying
We don’t tolerate intimidation, harassment or bullying of any kind. Harassment is any type of repeated unwelcome offence, including sexual, racial, religious, psychological, physical or verbal or other abuse. A person who is bullying intentionally or unintentionally misuses the power of his or her position, knowledge or personality to domineer, intimidate or humiliate.

Harassment and bullying are serious offences, and can lead to disciplinary action including loss of employment. Complaints will be investigated carefully and quickly, and the findings will be presented in confidence to senior management.

RECORD KEEPING

The Company’s books and records must reflect, in an accurate and timely manner, all Company transactions.
No undisclosed or unrecorded funds or assets are permissible.

Employees are responsible for providing adequate written documentation to support each entry into the accounts of the Company.

The use of Company funds or assets for any unlawful or improper purpose is strictly prohibited and those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition.

Email and Internet services
Email systems and Internet Services are provided to help us do work.  Incidental and occasional personal use is permitted, but never for personal gain or improper purpose.

Reporting a Possible Violation
We have a strong commitment to conduct our business in a lawful and ethical manner.    The Company will investigate and take such disciplinary or preventive action as it deems appropriate to address any existing or potential violations brought to its attention.

Non-Retaliation
The Company will not retaliate in any manner against an Employee who reports in good faith violations or suspected violations of this Code or other known or suspected illegal or unethical conduct.

ITEM 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2013	$140,000	Nil	$2,500	Nil
2012	$25,000	Nil	$2,500	Nil

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F. Change in Registrant's Certifying Accountant

On the advice of the audit committee of the Intercept Energy Services Inc. (the "Company"), the board of directors of the Company resolved on November 14, 2013 that:

a)	The resignation of K R Margetson Ltd, Chartered Accountant, to be effective November 15, 2013 , as auditors of the Company be accepted, and

b)
Grant Thornton LLP, Chartered Accountants, be appointed as auditors of the Company to be effective November 15, 2013, to hold office until the next annual meeting at remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") we confirm that:

a)	K R Margetson Ltd Chartered Accountant, resigned on its own initiative as auditor of the Company;

b)
K R Margetson Ltd., Chartered Accountant, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which K R Margetson Ltd., Chartered Accountant, issued an audit report in respect of the Company and the date of this notice;

c)
The resignation of K R Margetson Ltd., Chartered Accountants, and appointment of Grant Thornton LLP, Chartered Accountants, as auditors of the Company were both considered by the audit committee and approved by the Board of Directors of the Company;

d)
in the opinion of Corporation, and the Board of Directors of the Company, there have been no Reportable Events” as defined in NI 51-102 in connection with the audits of the two most recently completed financial years of the Company, nor any period from the most recently completed period for which K R Margetson Ltd., Chartered Accountant, issued an audit report in respect of the Company and the date of this notice; and

e)	the notice, resignation, and letters of the auditors have been reviewed by the Audit Committee and the Board of Directors.

During the two most recently completed fiscal years or for any interim subsequent period preceding the date of KRM’s resignation there were no disagreements with KRM on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. KRM’s reports for the two most recently completed fiscal years preceding the date of KRM’s resignation did not contain an adverse or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except for the emphasis of matter regarding the Company’s ability to continue as a going concern, and another matter regarding the correction of errors for the year-ended December 31, 2012. There were also no reportable events between the Company and KRM or between the Company and GT.

ITEM 16G. Corporate Governance

Corporate governance relates to the activities of the board of directors (“Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and charged with the day-to-day management of the Company. The Canadian Securities Administrators (“CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The composition of the Board currently consists of six (6) directors, Dwight (Randy) Hayward, Merv Pidherney, Richard Oravec, Herbert Towning, John Anderson and Marvin J Jones.

Other Directorships

The following table sets forth the directors of the Company who are directors of other reporting issuers:

Name(s)	Other Reporting issuers (or None)
John Anderson	Mannix Resources Inc., Northern Freegold Resources Ltd., Sona Resources Corp., Blue Note Mining Inc., Passport Energy Ltd., Simba Gold Corporation. Telson Resources Inc., and SOHO Resources
Dwight (Randy) Hayward	Solid Resources Ltd.

Orientation and Continuing Education

Orientation of new members of the board is conducted by informal meetings with members of the Board, briefings by management, and the provision of copies of or access to the Company’s documents.

The Company has not adopted formal policies respecting continuing education for board members. The company encourages directors to undertake continuing education the costs of which are borne by the company.

Charters and Policies adopted by the Board

The Board has adopted the following Corporate Policies and Charters:

a)	Corporate Governance and Compensation Committee
b)	Insider Trading policies
c)	Whistle Blower Policy
d)	Trading Blackout Policy
e)	Audit Committee Charter

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual general meeting. The Board takes in to account the number of directors required to carry out the Board’s duties effectively and to maintain diversity of views and experience.

The Board has not established a nominating committee and this function is currently performed by the Board as a whole.

Compensation

The Corporate Governance and Compensation Committee is responsible for matters related to human resources and compensation, including equity compensation, and the establishment of a plan of continuity and development for senior management of the Corporation.  This Committee reviews and approves all new executive employment, consulting, retirement and severance agreements and arrangements proposed for the Corporation’s executives, and evaluates existing agreements with the Corporation’s executives, including the President.

Board Committees

Committees of the Board are an integral part of the Company’s governance structure. At the present time, the only standing committees are the Audit and Disclosure Committee and the G&C Committee. Please see the table under the heading “Election of Directors” in this Circular for disclosure of the membership of each committee. Disclosure with respect to the Audit Committee, as required by NI 52-110 – Audit Committee, is contained in Schedule ”A” to this Information Circular.

The G&C Committee is responsible for: (i) developing and recommending to the Board a set of corporate governance principles applicable to the Company to ensure that the Company’s corporate governance system is effective in discharge of its obligations to the Company’s stakeholders; (ii) identifying individuals qualified to become new Board members and to recommend to the Board new director nominees from time to time; (iii) establishing and administering a process (including a review by the full Board and discussion with management) for assessing the effectiveness of the Board as a whole and the committees of the Board; (iv) assisting the Board in overseeing the process of evaluation of the Board, its committees and individual directors; (v) establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers; (vi) ensuring that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management; and (vii) making recommendations to the Board regarding director and executive compensation based on a review of the performance of the directors and executive officers.

Assessments

The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution. The Board believes that such assessments are more appropriate for companies of a larger size and complexity which may have significantly larger boards of directors. Where appropriate the chair of the Board meets with individual directors to discuss their contribution and that of the other directors. Arising from such meetings, if appropriate, the Board considers procedural and substantive changes to increase the effectiveness of the Board, its committees and members.

AUDIT COMMITTEE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Audit Committee Disclosure

Pursuant to Section 224(1) of the British Columbia Business Corporations Act and NI 52-110 the Company is required to have and Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the company as a venture issuer, to disclose annually in its information circular certain information concerning the make up of its audit committee and its relationship with its independent auditor.

The primary function of the audit committee (“Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the systems for internal corporate controls which have been established by the Board and management; and (c) overseeing the Company’s financial reporting processes generally. In meeting these responsibilities the Committee monitors the financial reporting process and internal control system; reviews and appraises the work of external auditors and provides an avenue of communication between the external auditors, senior management and the company’s Board. The Committee is also mandated to review and approve all material related party transactions.

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, the following will be the members of the Audit and Disclosure Committee (“Audit Committee”):

Richard Oravec Marvin J Jones John Anderson	Independent(1) Independent(1) Independent(1)	Financially literate Financially literate Financially literate

(1)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Each member has an understanding of the business in which the Company is engaged and has an appreciation of the financial issues and accounting principles that are relevant in assessing the Company’s financial disclosures and internal control systems.

The Audit Committee’s Charter

The Company has adopted a Charter of the Audit Committee of the Board of Directors a copy of which is annexed hereto as Schedule “A”.

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

For the years ended December 31, 2013, 2012 and 2011

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

May 14, 2014
“Randy Hayward”	“William Cromb”
President and Chief Executive Officer	Chief Financial Officer

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

Vancouver, Canada	/s/ Grant Thornton LLP
May 14, 2014	Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Report of Independent Registered Public Accounting Firm

K. R. MARGETSON LTD.	Chartered Accountants
210, 905 West Pender Street
Vancouver BC V6C 1L6
Tel: 604.641.4450
Fax: 1.855-603-3228

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Intercept Energy Services Inc. (formerly Global Green Matrix Corp.):

We have audited the consolidated statement of financial position of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.) as at December 31, 2012 and 2011 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Intercept Energy Services Inc. (formerly Global Green Matrix Corp.)as at December 31, 2012 and 2011 and the results of its operations, changes in shareholders’ equity and cash flows and for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ K.R. Margetson Ltd.

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

INTERCEPT ENERGY SERVICES INC. (formerly Global Green Matrix Corp.)
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2013	2012	2011
			(restated note 23)
REVENUE
Distribution fees		$-	$100,000	$-
Rental income		2,103,514	418,733	-
		2,103,514	518,733	-

EXPENSES
Consulting fees		312,659	148,668	-
Depreciation	6	366,283	167,957	11,270
Equipment maintenance and rental		129,642	48,821	-
Fuel and sundry direct operating costs		508,157	78,077	62,625
Management fees		167,000	120,000	-
Occupancy costs		26,857	28,939	19,376
Office and sundry		220,654	102,388	338,884
Professional fees		115,192	183,753	76,554
Royalties	11	1,109,285	89,375	-
Salaries and wages		822,671	463,618	-
Share based compensation		747,338	3,726	-
Transfer agent and filing fees		55,720	49,043	32,737
Travel, marketing and conferences		434,754	273,224	-
Write off of loan receivable	5	133,963	-	-
		5,150,175	1,757,589	541,446

Loss before other items		(3,046,661)	(1,238,856)	(541,446)

OTHER ITEMS
Interest income		1,125	1,206	900
Amortization of deferred gain on sale leaseback		1,070	5,352	-
Impairment of technology asset	7	-	(2,056,729)	-
Impairment of licenses	7	-	(493,808)	-
Impairment of equipment	6	-	(309,174)	-
Gain on extinguishment of debt	9	161,500	-	-
Loss on derivative liability	12	(14,997)	-	-
Finance expense		(136,018)	(41,017)	(12,309)
		12,680	(2,894,170)	(11,409)

Net loss and comprehensive loss for the year		$(3,033,981)	$(4,133,026)	(552,855)

Basic and diluted loss per common share		(0.03)	(0.06)	(0.02)
Weighted average number of common shares outstanding		92,417,996	68,038,758	23,574,760

The accompanying notes are an integral part of these consolidated financial statements.

INTERCEPT ENERGY SERVICES INC. (formerly Global Green Matrix Corp.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S DEFICIENCY
(Expressed in Canadian dollars)

	Share Capital
	Number of		Contributed	Subscription	Other comprehensive
	shares	Amount	surplus	advances	Income	Deficit	Total

Balance at December 31, 2010	21,243,055	$6,325,974	$4,075,087	$-	$53,195	$(10,731,842)	$(277,586)
Private placements	20,000,000	1,000,000	-	-	-	-	1,000,000
Share issue costs	-	(57,138)	-	-		-	(57,138)
Debt settlement	4,139,644	232,855	-	-	-	-	232,855
Subscription advances	-	-	-	486,600		-	486,600
Share issuance adjustment	(2)	-	-	-	-	-	-
Loss for the year	-	-	-	-		(552,855)	(552,855)
Balance at December 31, 2011	45,382,697	7,501,691	4,075,087	486,600	53,195	(11,284,697)	831,876

Balance at December 31, 2011 (restated note 23)	45,382,697	7,501,691	4,075,087	486,600	-	(11,231,502)	831,876

Private placements	23,583,765	1,704,939	-	(486,600)	-	-	1,218,339
Warrants	-	(708,316)	708,316	-	-	-	-
Share issue costs	-	(166,711)	68,121	-	-	-	(98,590)
Issuance for acquisition of Intercept Rentals (note 4)	12,000,000	961,843	-	-	-	-	961,843
Subscription advances	-	-	-	10,000	-	-	10,000
Share based compensation	-	-	3,726	-	-	-	3,726
Net loss and comprehensive loss for the year	-	-	-	-	-	(4,133,026)	(4,133,026)
Balance at December 31, 2012 (restated note 23)	80,966,462	9,293,446	4,855,250	10,000	-	(15,364,528)	(1,205,832)

Private placements	22,523,332	1,604,250	-	(10,000)	-	-	1,594,250
Warrants	-	(57,200)	57,200	-	-	-	-
Share issue costs	-	(189,783)	10,783	-	-	-	(179,000)
Options exercised	300,000	54,000	(24,000)	-	-	-	30,000
Issued for purchase of equipment	5,500,000	412,500	-	-	-	-	412,500
Share based compensation	-	-	747,338	-	-	-	747,338
Net loss and comprehensive loss for the year	-	-	-	-		(3,033,981)	(3,033,981)
Balance at December 31, 2013	109,289,794	$11,117,213	$5,646,571	$-	$-	$(18,398,509)	$(1,634,725)

The accompanying notes are an integral part of these consolidated financial statements.

INTERCEPT ENERGY SERVICES INC.(formerly Global Green Matrix Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	31-Dec-13	31-Dec-12	31-Dec-11
		Restated (Note 23)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss and comprehensive loss	$(3,033,981)	$(4,133,026)	$(552,855)
Items not affecting cash:
Amortization of deferred gain on sale leaseback	(1,070)	(5,352)	-
Depreciation	366,283	167,957	11,270
Impairment of technology asset	-	2,056,729	-
Management fees	-	-	115,000
Interest income	-	-	(900)
Impairment of licenses	-	493,808	-
Impairment of equipment	-	309,174	-
Write off of loans receivable	133,963		-
Interest expense	-	7,600	9,174
Accretion	8,215	-	-
Gain on extinguishment of debt	(161,500)	-	-
Non cash portion of royalty expense	803,884	39,082	-
Non cash portion of (gain)/loss on financial instrument	14,997	-	-
Share-based payments	747,338	3,726	-
Changes in non-cash working capital items:
Trade and other receivables	(484,043)	(90,009)	(63,599)
Prepaids and deposits	(2,272)	125,888	-
Income taxes recoverable	1,292	-	-
Trade and other payables	254,575	163,804	135,336
	(1,352,319)	(860,619)	(346,574)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash received on acquisition of Intercept Rentals	-	21,734	-
Loans receivable	(38,000)	23,412	-
Acquisition of licenses	-	(152,670)	(352,408)
Acquisition of Equipment	(247,242)	(999,526)	-
	(285,242)	(1,107,050)	(352,408)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	1,624,250	1,218,339	942,862
Share issue costs	(179,000)	(98,590)	-
Subscription advances received	-	10,000	486,600
Loans and borrowings	592,727	359,087	12,500
Derivative liability	113,471	-	-
Cash received on lease financing of equipment	988,134	-	-
Due to related party	-	-	(65,605)
Finance leases - paid	(1,534,063)	(161,252)	-
	1,605,519	1,327,584	1,376,357
Change in cash for the year	(32,042)	(640,085)	677,375
Cash, beginning of year	40,887	680,972	3,597
Cash, end of year	$8,845	$40,887	$680,972
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

The acquisition of Intercept Rentals was considered strategically important as the Company intended to expand into the oil and gas industry specifically focusing on the expanding fracking operations. Intercept Rentals new heating technology called "BIG HEAT", is a patent pending propane powered Frac Water Heating System that provides a safer and more efficient heating methods used today by the oil & gas companies and their fracking operations. This acquisition will allow the Company to participate in the growing fracking industry and also leverage the patent pending technology.

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
	$128,468

If the discount rate used in calculating the fair value of the derivative liability change by 1% the derivative liability at the year- end will change by $2,475.

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

For the year ended December 31, 2011

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

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2013 and 2012:

	2013	2012

Risk-free interest rate	1.25%	1.04%
Expected life of options	4 years	5 years
Annualized volatility	162%	165%
Average trading price	$0.07	$0.10
Forfeiture rate	nil	nil
Dividend rate	nil	nil

16.	Income taxes

	Year Ended 2013	Year Ended 2012	Year ended 2011
		Restated (Note 23))
Loss before income taxes	$(3,033,981)	$(4,133,026)	$(552,855)

Effective tax rate	25%	25%	26.5%

Income tax recovery at statutory rates	$(758,495)	$(1,033,257)	$(146,507)
Non taxable items	223,884	116,523	-
Impact of deferred income tax rates applied versus current statutory rate	-	119,067	143,786
Change in unrecognized assets	534,611	797,667	2,721
Total income taxes	$-	-	-

b) The components of the Company's deferred income tax assets and liabilities are as follows:
	2013	2012
Finance lease obligations	$227,265	$-	-
Non-capital loss carry forwards	577,261	45,172	1,877,767
Equipment	(800,950)	(45,172)	25,833
Other	(3,576)	-	(1,913,650)
	$-	$-	$-
c) Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect to the following items:
	2013	2012	2011
Deductible temporary differences	$424,570	$24,644	$-
Tax losses	2,419,085	2,237,985	1,887,754
	$2,843,655	$2,262,629	$1,887,754

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

18.	Related party transactions

Key management personnel compensation

	Years ended
	December 31, 2013	December 31, 2012	December 31, 2011
Short-term employee benefits - management	$192,000	$120,000	$150,000
Stock based compensation - management	20,717	-	-
Stock based compensation - directors	406,217	-	-
Office rent	3,800	3,800	-
	$622,734	$123,800	$150,000

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

Intercept Energy Services Inc. (formerly known as Global Green Matrix)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2013 and 2012

20.	Financial risk management (cont'd)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

a)	Interest risk

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

The Company has restated the 2012 financial statements as follows:

•
Goodwill: Goodwill on the acquisition of Intercept Rentals has been restated to $Nil from $1,329,465. Intercept Rentals new heating technology called "BIG HEAT", is a patent pending propane powered Frac Water Heating System that provides a safer and more efficient heating method than the methods used today by the oil & gas companies and their fracking operations. An assessment was made and any excess consideration over the net identifiable assets was concluded to be be the value of the "BIG HEAT" technology and therefore goodwill was restated to $Nil.

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

On January 1, 2014 the company completed a vertical short-form amalgamation pursuant to the Business Corporations Act (Alberta) with its wholly owned operating subsidiary 1503826 Alberta Ltd. operating as Intercept Rentals

ITEM 19. EXHIBITS

Number
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C section 1350

13.3	Audit Committee Charter

13.4	Change of Auditor filing

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Intercept Energy Services Inc. (formerly Global Green Matrix Corp.)
By:
Date		Name and Signature	Title

June 11, 2014		/s/Randy Hayward
		Randy Hayward	President